CONFORMED

UNITED STATES
SECURITIESAND EXCHANGE COMMISSION
WASHINGTON, DC 20549

04044884

OCT - 6 2004

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

United Mexican States	0000101368
Exact name of registrant as specified in charter	Registrant CIK number
Form 18-K (annual report for fiscal year ended December 31, 2003)	333-3610
Electronic report, schedule or registration statement of which the documents are a part (give period of report)	SEC file number, if available

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
OCT 07 2004
B THOMSON FINANCIAL

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Mexico City, Mexico, on October 6, 2004.

United Mexican States

By: /s/ Andrés Conesa Labastida
Andrés Conesa Labastida
Deputy Undersecretary for Public Credit
of the Ministry of Finance and Public
Credit

EXHIBIT C TO

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL REPORT

Of the

UNITED MEXICAN STATES

(Name of Registrant)

Date of end of last fiscal year: December 31, 2003

EXHIBIT INDEX

Item	Description	Page
Exhibit A:	None	
Exhibit B:	None	
Exhibit C:	Federal Expenditure Budget for 2004 and Federal Annual Revenue Law for 2004 of the Registrant	
Exhibit D:	Current United Mexican States Description*	
Exhibit E:	Debt Tables as of December 31, 2003*	

* Filed pursuant to electronic filing of Form 18-K

EXHIBIT C

PRESUPUESTO de Egresos de la Federación para el Ejercicio Fiscal 2004.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que la Cámara de Diputados del Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNIÓN, EN EJERCICIO DE LA FACULTAD QUE LE OTORGA LA FRACCIÓN IV, DEL ARTÍCULO 74 DE LA CONSTITUCIÓN POLÍTICA DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A:

PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN PARA EL EJERCICIO FISCAL 2004

TÍTULO PRIMERO

DE LAS ASIGNACIONES DEL PRESUPUESTO DE EGRESOS DE LA FEDERACIÓN

CAPÍTULO I

Disposiciones Generales

ARTÍCULO 1. El ejercicio, control y la evaluación del gasto público federal para el año 2004, se realizará conforme a las disposiciones de este Decreto y las demás aplicables en la materia.

En la ejecución del gasto público federal, las dependencias y entidades deberán realizar sus actividades con sujeción a los objetivos, estrategias y prioridades establecidos en el Plan Nacional de Desarrollo, así como a los objetivos y metas de los programas aprobados en este Presupuesto.

Los titulares de las dependencias y de sus órganos administrativos desconcentrados, los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, así como los servidores públicos de las dependencias y entidades facultados para ejercer recursos públicos, en el ámbito de sus respectivas competencias, serán responsables de que se cumplan las disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría en los términos de los artículos 5o. y 38 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

La Auditoría Superior de la Federación, en los términos de la Ley de Fiscalización Superior de la Federación, deberá corroborar el ejercicio de las asignaciones aprobadas en este Presupuesto, la aplicación de los calendarios de gasto y el avance de las metas.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, se sujetarán a las disposiciones de este Decreto en lo que no se contraponga a los ordenamientos legales que los rigen.

El incumplimiento por parte de los servidores públicos a que se refiere el artículo 108 de la Constitución Política de los Estados Unidos Mexicanos, a las obligaciones que les impone el presente Decreto, será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y demás disposiciones aplicables.

ARTÍCULO 2. Para efectos del presente Decreto se entenderá por:

I. Adecuaciones presupuestarias: a los traspasos de recursos y movimientos que se realizan durante el ejercicio fiscal a las estructuras funcional-programática, administrativa, económica, a los calendarios de presupuesto, así como a las ampliaciones y reducciones líquidas al mismo, siempre que permitan un mejor cumplimiento de los objetivos de los programas aprobados en este Presupuesto;

II. Balance primario: a la diferencia entre los ingresos y el gasto neto total, excluyendo de este último el costo financiero de la deuda pública del Gobierno Federal o de las entidades;

III. Balance financiero: a la diferencia entre los ingresos y el gasto neto total, incluyendo el costo financiero de la deuda pública del Gobierno Federal o de las entidades;

IV. Cámara: a la Cámara de Diputados del H. Congreso de la Unión;

V. Dependencias: a las Secretarías de Estado incluyendo a sus respectivos órganos administrativos desconcentrados, y a la Consejería Jurídica del Ejecutivo Federal.

La Presidencia de la República se sujetará a las mismas disposiciones que rigen a las dependencias. Asimismo, la Procuraduría General de la República y los tribunales administrativos se sujetarán a las disposiciones aplicables a las dependencias, en lo que no se contraponga a sus leyes específicas.

Las atribuciones en materia presupuestaria de los servidores públicos de las Secretarías de Estado, se entenderán conferidas a los servidores públicos equivalentes de la Presidencia de la República, la Procuraduría General de la República y los tribunales administrativos;

VI. Eficiencia en el ejercicio del gasto público: al ejercicio del presupuesto en tiempo y forma, en los términos del presente Decreto y el calendario que emita la Secretaría;

VII. Eficacia en la aplicación de los recursos públicos: lograr en el ejercicio presupuestario el cumplimiento de los objetivos, metas e indicadores en los términos de las disposiciones aplicables.

VIII. Entes públicos federales: a las personas de derecho público de carácter federal con autonomía en el ejercicio de sus funciones y en su administración, creadas por disposición expresa de la Constitución Política de los Estados Unidos Mexicanos;

IX. Entidades: a los organismos descentralizados; a las empresas de participación estatal mayoritaria, incluyendo a las sociedades nacionales de crédito, instituciones nacionales de seguros, instituciones nacionales de fianzas y las organizaciones auxiliares nacionales de crédito; así como a los fideicomisos públicos en los que el fideicomitente sea la Secretaría o alguna entidad de las señaladas en esta fracción, que de conformidad con las disposiciones aplicables sean considerados entidades paraestatales.

Se entenderán como comprendidas en esta fracción las entidades a que se refiere el Anexo 1.D. de este Decreto, así como aquéllas incluidas en los Tomos de este Presupuesto;

X. Entidades apoyadas presupuestariamente: a las entidades a que se refiere la fracción IX de este artículo, que reciben transferencias y subsidios con cargo al Presupuesto;

XI. Entidades federativas: a los estados de la Federación y al Distrito Federal;

XII. Entidades no apoyadas presupuestariamente: a las entidades a que se refiere la fracción IX de este artículo, que no reciben transferencias ni subsidios con cargo al Presupuesto;

XIII. Función Pública: a la Secretaría de la Función Pública;

XIV. Gasto neto total: a la totalidad de las erogaciones aprobadas en este Presupuesto, correspondientes al Gobierno Federal y a las entidades a que se refiere el Anexo 1.D. de este Decreto, con cargo a los ingresos previstos en la Ley de Ingresos de la Federación;

XV. Gasto no programable: a las erogaciones que el Gobierno Federal realiza para dar cumplimiento a obligaciones que corresponden a los ramos generales 24 Deuda Pública, 28 Participaciones a Entidades Federativas y Municipios, 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero, 30 Adeudos de Ejercicios Fiscales Anteriores, y 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca; así como las erogaciones correspondientes al costo financiero de las entidades incluidas en el Anexo 1.D. de este Decreto;

XVI. Gasto programable: a las erogaciones que se realizan en cumplimiento de funciones correspondientes a los ramos autónomos; a los ramos administrativos; a los ramos generales 19 Aportaciones a Seguridad Social, 23 Provisiones Salariales y Económicas, y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos; a las erogaciones que los gobiernos de las entidades federativas y de los municipios realizan, correspondientes a los ramos generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programas de Apoyos para el Fortalecimiento de las Entidades Federativas; así como aquéllas que efectúan las entidades incluidas en el Anexo 1.D. de este Decreto, sin incluir el costo financiero de éstas;

XVII. Informes trimestrales: los informes sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública que el Ejecutivo Federal presenta trimestralmente al H. Congreso de la Unión;

XVIII. Percepciones extraordinarias: a los estímulos, reconocimientos, recompensas, incentivos y pagos equivalentes a los mismos, que se otorgan de manera excepcional a los servidores públicos, condicionados al cumplimiento de compromisos de resultados sujetos a evaluación; así como el pago de horas extraordinarias de trabajo y demás asignaciones de carácter excepcional autorizadas en los términos de la legislación laboral y de este Decreto;

XIX. Percepciones ordinarias: a los pagos, incluyendo las respectivas prestaciones, que se cubren a los servidores públicos de manera regular como contraprestación por el desempeño de sus labores cotidianas en los Poderes Legislativo y Judicial, los entes públicos federales, y las dependencias y entidades donde prestan sus servicios;

XX. Presupuesto: al contenido en el Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004, incluyendo sus 21 Anexos; así como los Tomos II.A. Ramos Autónomos; II.B. Ramos Generales; III. Ramos Administrativos; IV. Entidades de Control Presupuestario Directo; V. Entidades de Control Presupuestario Indirecto; y, VI. Programas y Proyectos de Inversión;

XXI. Presupuesto regularizable de servicios personales: a las erogaciones que con cargo al Presupuesto implican un gasto permanente en subsecuentes ejercicios fiscales en materia de servicios personales, por concepto de percepciones ordinarias de la estructura ocupacional o, en su caso, plantilla de personal, autorizadas por la Secretaría, incluyendo el incremento salarial y, en su caso, las prestaciones previstas en las medidas salariales y económicas aprobadas para el ejercicio;

XXII. Ramos administrativos: a los ramos por medio de los cuales se asignan recursos en este Presupuesto, a las dependencias; a la Presidencia de la República; a la Procuraduría General de la República; a los tribunales administrativos, y al Consejo Nacional de Ciencia y Tecnología;

XXIII. Ramos autónomos: a los ramos por medio de los cuales se asignan recursos en este Presupuesto a los Poderes Legislativo y Judicial, así como a los entes públicos federales;

XXIV. Ramos generales: a los ramos cuya asignación de recursos se prevé en este Presupuesto, que no corresponden al gasto directo de las dependencias, aunque su ejercicio está a cargo de éstas;

XXV. Secretaría: a la Secretaría de Hacienda y Crédito Público;

XXVI. Subejercicio de gasto: las disponibilidades presupuestarias que resultan, con base en el calendario financiero autorizado y de metas aprobado, sin cumplir las metas contenidas en los programas;

XXVII. Subsidios: a las asignaciones de recursos federales previstas en este Decreto que, a través de las dependencias y entidades, se otorgan a los diferentes sectores de la sociedad o a las entidades federativas, para fomentar el desarrollo de actividades prioritarias de interés general como son, entre otras, proporcionar a los usuarios o consumidores los bienes y servicios a precios y tarifas por debajo de los de mercado. Asimismo, a los recursos federales que el Gobierno Federal otorga a los gobiernos de las entidades federativas y de los municipios, como apoyos económicos no recuperables, y

XXVIII. Transferencias: a las asignaciones previstas en los presupuestos de las dependencias, destinadas a las entidades bajo su coordinación sectorial y a sus órganos administrativos desconcentrados; así como, en el caso de la Secretaría, adicionalmente las asignaciones para las entidades no coordinadas sectorialmente; para sufragar los gastos de operación y de capital, entre otros, remuneraciones al personal; construcción y/o conservación de obras; adquisición de todo tipo de bienes; contratación de servicios, así como las transferencias para cubrir el déficit de operación y los gastos de administración asociados al otorgamiento de subsidios, con la finalidad de mantener los niveles de los bienes y servicios que prestan de acuerdo con las actividades que tienen encomendadas por ley. Incluye las transferencias para el apoyo de programas
de las entidades vinculados con operaciones de inversión financiera o para el pago de intereses, comisiones y gastos, derivados de créditos contratados en moneda nacional o extranjera;

La Secretaría estará facultada para interpretar las disposiciones del presente Decreto para efectos administrativos y, de conformidad con éstas, establecer para las dependencias y entidades, con la participación de la Función Pública en el ámbito de su competencia, las medidas conducentes para su correcta aplicación, con el objeto de mejorar la eficiencia, eficacia, transparencia, control y disciplina en el ejercicio de los recursos públicos. Las recomendaciones que emita la Secretaría sobre estas medidas, las hará del conocimiento de los Poderes Legislativo y Judicial y de los entes públicos federales.

CAPÍTULO II

De las Erogaciones

ARTÍCULO 3. El gasto neto total previsto en el presente Presupuesto, importa la cantidad de $1,650,505,100,000.00, y corresponde al total de los ingresos aprobados en la Ley de Ingresos de la Federación. El gasto neto total se distribuye conforme a lo establecido en los Anexos de este Decreto.

Para el presente ejercicio fiscal, se establece una meta de déficit público presupuestario de $24,093,000;000.00. Excepcionalmente, el Titular de la Secretaría podrá no sujetarse a lo anterior, informando de ello a la Cámara, sujeto al monto de endeudamiento neto aprobado en la Ley de Ingresos de la Federación. El Ejecutivo Federal procurará que los ahorros, economías e ingresos excedentes que se generen durante el ejercicio fiscal sean destinados a disminuir dicho déficit, conforme a las disposiciones de este Decreto.

Del gasto total asignado a la Procuraduría General de la República, contemplado en el ANEXO 1-B, se incluye una partida de hasta el 1% del presupuesto total de la dependencia, destinado a fortalecer las acciones de investigación realizadas a través de la Procuraduría, para el esclarecimiento de los asesinatos y desapariciones de mujeres en todo el país.

En su caso, el balance presupuestario podrá modificarse para cubrir las erogaciones de los programas prioritarios aprobados en este Presupuesto, siempre y cuando sea necesario como consecuencia de la aplicación de las medidas a que se refiere el artículo 8, fracción III, de este Decreto y dicha modificación sea posteriormente disminuida con los ahorros que generen las mismas.

Los recursos previstos en el párrafo primero de este artículo, incluyen las erogaciones de este Presupuesto para atender a la población indígena, en los términos del apartado B del artículo 2 de la Constitución Política de los Estados Unidos Mexicanos. El monto total se prevé en el Anexo 2 de este Decreto.

El monto total de los recursos de este Presupuesto previstos para el Programa de Ciencia y Tecnología, conforme a lo previsto en el artículo 22 de la Ley de Ciencia y Tecnología, se señala en el Anexo 3 de este Decreto.

Los recursos de este Presupuesto para el Programa de Desarrollo de la Región Sur-Sureste y Plan Puebla Panamá se señalan en el Anexo 18 de este Decreto.

El control presupuestario de los ramos generales a que se refiere el Anexo 1.C. de este Decreto estará a cargo de la Secretaría. El ejercicio de dichos ramos se encomienda a ésta, con excepción del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, el cual corresponde a la Secretaría de Educación Pública.

El Ejecutivo Federal reportará a la Cámara en los informes trimestrales las economías que, en su caso, resulten de los ramos generales.

Del gasto total asignado a la Secretaría de Seguridad Pública, contemplado en el Anexo 1 B, se incluye un monto correspondiente al 0.77% del presupuesto total de la dependencia destinado a fortalecer las acciones de apoyo a las mujeres que viven con sus hijos e hijas en los centros de readaptación social federales.

ARTÍCULO 4. Las erogaciones correspondientes a las entidades señaladas en el Anexo 1.D. de este Decreto, se sujetan a lo siguiente:

I. Petróleos Mexicanos en el ejercicio de su presupuesto consolidado se sujetará a la meta de balance financiero de $15,989,318,918.00, la cual se detalla en el Tomo IV de este Presupuesto. A efecto de que dicha entidad mantenga esta meta y pueda tomar medidas en caso de que durante el ejercicio se presente una disminución de los ingresos netos previstos en su presupuesto por condiciones de mercado, en cuanto a:

a) El precio internacional para la mezcla de petróleo de exportación; Petróleos Mexicanos compensará en el siguiente orden:

i) La pérdida hasta por la cantidad de $10,000,000,000.00; en un 50 por ciento con ajustes a su gasto y en un 50 por ciento con la reducción a su meta de balance financiero, en los términos que se detalla en el Tomo IV de este Presupuesto;

ii) El resto de la pérdida con ajustes al gasto de su presupuesto;

b) El volumen de producción de petróleo; Petróleos Mexicanos lo compensará con ajustes al gasto de su presupuesto;

c) El tipo de cambio del peso respecto del dólar de los Estados Unidos de América; Petróleos Mexicanos reducirá su balance financiero en la proporción que determine la Secretaría;

d) La importación de mercancía para reventa asciende a $57,815,593,392.00. La cantidad que exceda de este monto no se considerará para evaluar el cumplimiento de la meta de balance financiero señalada en la fracción I de este artículo, y

e) En caso de que durante el ejercicio fiscal, se presenten retrasos en la cobranza por ventas de combustibles realizadas a empresas públicas del sector eléctrico, dicho retraso no se considerará para evaluar la meta de balance financiero señalada en la fracción I de este artículo.

La disminución de los ingresos netos previstos en el presupuesto consolidado de Petróleos Mexicanos, por condiciones distintas a las previstas en los incisos a), b) y c) de esta fracción, se compensará por Petróleos Mexicanos con ajustes a su gasto. En caso de que dichas condiciones sean ajenas a la operación de la entidad, la Secretaría determinará el mecanismo para evaluar la meta de balance financiero;

II. Petróleos Mexicanos, sin sujetarse a lo dispuesto en el artículo 23 de este Decreto, podrá realizar erogaciones adicionales con cargo a los ingresos netos que obtenga en exceso a los previstos en el artículo 1, fracción VII, numeral 1, inciso A de la Ley de Ingresos de la Federación, siempre y cuando no reduzca su balance financiero trimestral y anual, conforme a lo siguiente:

a) Con ingresos netos adicionales, obtenidos en el ejercicio de su presupuesto por mayor volumen y precio de ventas internas, mayor volumen de productos exportados, así como mayores precios de exportación de productos distintos al crudo;

b) Por la venta de acciones de empresas en las que participa, previa autorización de la Secretaría, y

c) Por ingresos provenientes de la ejecución de programas de abatimiento de rezagos de cobranza; recuperación de ingresos por eficiencia en el control de ventas; financieros; venta de bienes muebles e inmuebles, entre otros, con el acuerdo de su órgano de gobierno;

III. Las medidas de compensación a que se refieren las fracciones I y II de este artículo, podrán realizarse por trimestre, dentro de los 25 días hábiles siguientes a su terminación, con la opinión favorable de la Secretaría, tomando en consideración la situación de la evolución de las finanzas públicas y las perspectivas anuales que presente Petróleos Mexicanos, sobre el cumplimiento del balance financiero.

Petróleos Mexicanos deberá informar mensualmente a la Secretaría sobre el comportamiento mensual del balance financiero, dentro de los 20 días hábiles siguientes a su terminación;

IV. Para fines del cumplimiento del balance financiero trimestral y anual de Petróleos Mexicanos, con la aprobación de su órgano de gobierno, esta entidad deberá:

a) Informar mensualmente a la Secretaría los ingresos netos obtenidos en su flujo de presupuesto;

b) Notificar a la Secretaría las adecuaciones presupuestarias internas a nivel flujo de efectivo;

c) Registrar ante la Secretaría las adecuaciones presupuestarias externas a nivel flujo de efectivo y de indicadores de metas de operación, de presupuesto y financieras, siempre que no afecte el calendario trimestral de balance financiero autorizado por la Secretaría.

Dicho registro se realizará por Petróleos Mexicanos en forma consolidada. Las adecuaciones externas de los organismos subsidiarios y empresas filiales, sólo deberán ser notificadas a la Secretaría conforme a las disposiciones establecidas;

d) Expedir a través del titular de la entidad o de quien éste designe, los oficios de inversión presupuestaria, incluyendo sus modificaciones, remitiendo copia a la Secretaría;

e) Establecer sus propias medidas de racionalidad, austeridad y disciplina presupuestaria, así como otras medidas de ahorro;

f) Traspasar recursos de otros capítulos de gasto al capítulo de servicios personales para sufragar la creación de plazas, solamente cuando para ello disponga de recursos propios para cubrir dicha medida, las plazas se destinen a proyectos o programas que generen ingresos adicionales durante la vigencia del proyecto o programa que se trate;

g) Establecer indicadores y metas de operación, de presupuesto y financieras, a más tardar el último día hábil de febrero. La Secretaría y la Función Pública llevarán a cabo un análisis sobre el cumplimiento de dichas metas, dentro de los 20 días naturales pos teriores a la terminación de cada mes, y

h) Informar a la Comisión Intersecretarial de Gasto Financiamiento, dentro de los 25 días naturales siguientes a la terminación del trimestre, respecto del cumplimiento de las metas a que se refiere el inciso anterior, a efecto de que, en su caso, ésta emita las recomendaciones correspondientes tomando en cuenta el análisis realizado por la Secretaría y la Función Pública;

V. Las entidades señaladas en el Anexo 1.D. de este Decreto, con excepción de Petróleos Mexicanos y el Instituto Mexicano del Seguro Social, deberán establecer sus respectivas metas de balance de operación primario y financiero, mensual y trimestral a nivel pagado.

Dichas entidades deberán informar sus respectivas metas a la Secretaría y a la Función Pública, a más tardar el último día hábil de febrero y, posteriormente, deberán remitir las mismas a la consideración de la Comisión Intersecretarial de Gasto Financiamiento a efecto de que, en su caso, ésta emita las recomendaciones correspondientes tomando en cuenta las opiniones que hayan emitido la Secretaría y la Función Pública. En caso de que dichas entidades no establezcan sus metas en la fecha señalada, la Secretaría determinará las mismas.

Las entidades a que se refiere esta fracción deberán realizar evaluaciones trimestrales sobre el cumplimiento de sus metas, informando al respecto a la Comisión Intersecretarial de Gasto Financiamiento, dentro de los 25 días naturales siguientes a la terminación del trimestre correspondiente; dicha Comisión, en su caso, emitirá las recomendaciones correspondientes tomando en cuenta las opiniones de la Secretaría y la Función Pública;

VI. Los montos que señala el Anexo 1.D. de este Decreto para la Comisión Federal de Electricidad y Petróleos Mexicanos, incluyen las previsiones necesarias para cubrir las obligaciones correspondientes a la inversión física y al costo financiero de los proyectos de infraestructura productiva de largo plazo, a que se refiere el artículo 51 de este Decreto.

Asimismo, los montos para la Comisión Federal de Electricidad y Petróleos Mexicanos incluyen las previsiones necesarias de gasto corriente para cubrir las obligaciones de cargos fijos correspondientes a los contratos de suministro de bienes o servicios a que se refiere la fracción II del artículo 50 de este Decreto. Las previsiones de cargos fijos para cada uno de los proyectos se presentan en el Tomo IV de este Presupuesto;

VII. Las cifras que señala el Anexo 1.D. de este Decreto para los organismos subsidiarios de Petróleos Mexicanos no incluyen operaciones realizadas entre ellos, y

VIII. La cifra que señala el Anexo 1.D. de este Decreto para Luz y Fuerza del Centro refleja el monto neto, por lo que no incluye las erogaciones por concepto de compra de energía a la Comisión Federal de Electricidad.

Los titulares y los servidores públicos competentes de las entidades a que se refiere este artículo y el siguiente, deberán cumplir, según corresponda, con sus metas de balance primario, de balance financiero y con sus presupuestos autorizados.

En caso de que no se cumpla con lo previsto en este artículo, se observará lo dispuesto en la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

ARTÍCULO 5. El ejercicio del gasto del Instituto Mexicano del Seguro Social se realizará de conformidad con las disposiciones de la Ley del Seguro Social y por lo señalado en este artículo. Conforme al artículo 272 de dicha Ley, el gasto programable del Instituto será de $184,381,400,000.00. El Gobierno

Federal aportará al Instituto la cantidad de $32,781,800,000.00, como aportaciones para los seguros y la cantidad de $47,433,200,000.00, para cubrir las pensiones en curso de pago derivadas del artículo Duodécimo Transitorio de la Ley del Seguro Social aprobada el 21 de diciembre de 1995.

Durante el ejercicio fiscal de 2004, el Instituto Mexicano del Seguro Social deberá destinar a las Reservas Financieras y Actuariales de los seguros y a la Reserva General Financiera y Actuarial, así como al Fondo para el Cumplimiento de Obligaciones Laborales de Carácter Legal o Contractual, a que se refieren los artículos 280, fracciones III y IV, y 286 K, respectivamente, de la Ley del Seguro Social, la cantidad de $13,132,600,000.00, a fin de garantizar el debido y oportuno cumplimiento de las obligaciones que contraiga, derivadas del pago de beneficios y la prestación de servicios relativos a los seguros que se establecen en dicha Ley; así como para hacer frente a las obligaciones laborales que contraiga, ya sea por disposición legal o contractual, para con sus trabajadores.

Para los efectos del artículo 277 G de la Ley del Seguro Social, el Instituto Mexicano del Seguro Social deberá sujetarse a las normas de austeridad y disciplina presupuestaria contenidas en este Decreto, en los términos propuestos por el Consejo Técnico de dicho Instituto, las cuales se aplicarán sin afectar con ellas el servicio público que está obligado a prestar a sus derechohabientes. Conforme al mismo artículo 277 G, dichas normas no deberán afectar las metas de constitución o incremento de reservas establecidas en este Decreto.

ARTÍCULO 6. Las erogaciones de este Presupuesto incluyen los recursos para el Instituto Federal de Acceso a la Información Pública, conforme a lo previsto en el Anexo 4 de este Decreto. Los recursos autorizados al Instituto en este Presupuesto no podrán ser traspasados a las dependencias o a otras entidades.

Para efectos de este Decreto, el Instituto Federal de Acceso a la Información Pública se considerará que opera con recursos propios, por lo que recibirá un tratamiento presupuestario equivalente al de una entidad no apoyada presupuestariamente.

ARTÍCULO 7. La suma de recursos destinados a cubrir el costo financiero de la deuda pública del Gobierno Federal; aquél correspondiente a la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto; las erogaciones derivadas de operaciones y programas de saneamiento financiero; así como aquéllas para programas de apoyo a ahorradores y deudores de la banca, se distribuye conforme a lo establecido en el Anexo 5 de este Decreto.

Las cifras expresadas en el Anexo 1.C. de este Decreto para el Ramo General 24 Deuda Pública, reflejan el monto neto por concepto de intereses que se generan por las disponibilidades del Gobierno Federal. La Secretaría reportará por separado el monto de intereses obtenidos y erogados, en términos brutos y compensados, en los informes trimestrales.

El Ejecutivo Federal estará facultado para realizar amortizaciones de deuda pública hasta por un monto equivalente al financiamiento derivado de colocaciones de deuda, en términos nominales.

ARTÍCULO 8. El gasto programable previsto en el Anexo 1.C. de este Decreto para el Ramo General 23 Provisiones Salariales y Económicas, se distribuye conforme a lo establecido en el Anexo 6 de este Decreto y se sujeta a las siguientes reglas:

I. Para el presente ejercicio fiscal, no se incluyen previsiones para el Programa Erogaciones Contingentes, correspondiente a la partida secreta a que se refiere el párrafo tercero de la fracción IV del artículo 74 de la Constitución Política de los Estados Unidos Mexicanos;

II. Las erogaciones previstas para los fondos de Desastres Naturales; para la Prevención de Desastres Naturales; de Estabilización de los Ingresos Petroleros; y de Desincorporación de Entidades; deberán ejercerse de conformidad con sus respectivas reglas de operación y no podrán destinarse a fines distintos a los previstos en las mismas;

III. Las dependencias y entidades podrán solicitar autorización a la Secretaría para que, con cargo a los recursos del Ramo General 23 Provisiones Salariales y Económicas, se apliquen medidas para cubrir una compensación económica a los servidores públicos que decidan concluir en definitiva la prestación de sus servicios en la Administración Pública Federal, sin perjuicio de las prestaciones que les correspondan en materia de seguridad social. Para tal efecto, la Secretaría emitirá las disposiciones aplicables, a más tardar el último día hábil de marzo, conforme a lo siguiente:

a) Las plazas correspondientes al personal que concluya en definitiva la prestación de sus servicios en la Administración Pública Federal, se cancelarán;

b) Las dependencias y entidades, con cargo a los ahorros que generen en sus respectivos presupuestos de servicios personales por la aplicación de las medidas, deberán restituir anualmente y a más tardar en el ejercicio fiscal 2006, en los plazos y condiciones que señalen las disposiciones a que se refiere esta fracción, los recursos correspondientes a las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de recursos de la respectiva dependencia o entidad;

c) Los recursos restituidos serán destinados a disminuir el déficit presupuestario;

d) Los ahorros generados, una vez descontado el monto correspondiente para restituir los recursos utilizados en las medidas a que se refiere esta fracción, podrán destinarse a los programas prioritarios de la dependencia o entidad que haya generado dicho ahorro, siempre y cuando no sea gasto corriente y no implique la creación de plazas o la contratación de personal por honorarios, y

e) El Ejecutivo Federal reportará en los informes trimestrales sobre el ejercicio de los recursos a que se refiere esta fracción.

En su caso, las medidas a que se refiere esta fracción podrán autorizarse para la liquidación del personal que corresponda en los términos de las disposiciones aplicables; las plazas correspondientes se cancelarán y los ahorros generados deberán restituirse en los términos de las disposiciones aplicables, y

IV. Podrán traspasarse recursos de otros ramos al Ramo General 23 Provisiones Salariales y Económicas, con el objeto de apoyar los programas contenidos en el mismo, observando lo previsto en el artículo 16 de este Decreto.

Los recursos del Ramo General 23 Provisiones Salariales y Económicas podrán ser traspasados a otros ramos, conforme a las disposiciones aplicables, y de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto, salvo lo dispuesto en el párrafo siguiente.

Los recursos que por motivos de control presupuestario se canalicen a través del Ramo General 23 Provisiones Salariales y Económicas, derivados de adecuaciones presupuestarias y erogaciones adicionales, en los términos de los artículos 16 y 23 de este Decreto, respectivamente, podrán ejercerse directamente conforme a los programas aprobados en este ramo o, en su caso, traspasarse a otros ramos, conforme a las disposiciones aplicables.

ARTÍCULO 9. El gasto programable previsto para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 7 del mismo.

Las previsiones para servicios personales referidas en el párrafo anterior que se destinen para sufragar las medidas salariales y económicas, deberán ser ejercidas conforme a lo que establece el artículo 36 de este Decreto y serán entregadas a los estados a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios y, en el caso del Distrito Federal, se ejercerán por medio del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos.

TÍTULO SEGUNDO
DEL FEDERALISMO
CAPÍTULO I
Disposiciones Generales

ARTÍCULO 10. En los programas federales donde concurran recursos de las dependencias y, en su caso de las entidades, con aquéllos de las entidades federativas, a estas últimas no se les podrá condicionar el monto ni el ejercicio de los recursos federales a la aportación de recursos locales, cuando dicha aportación no se apegue a los presupuestos y disposiciones de las mismas, sin perjuicio de que se deberá atender lo acordado en los convenios en materia de seguridad pública, así como lo dispuesto en las reglas de operación del Fondo de Desastres Naturales. En este sentido, deberá existir una coordinación oportuna para que las entidades federativas presupuesten la contraparte correspondiente.

El ejercicio de recursos públicos federales por parte de las entidades federativas deberá comprobarse en los términos de las disposiciones aplicables. Con excepción de los recursos federales a que se refiere el artículo 12 de este Decreto, las dependencias y entidades deberán acordar con las entidades federativas, la obligación de estas últimas de entregarles la relación de los gastos efectuados con base en los respectivos documentos comprobatorios del gasto.

El Ejecutivo Federal, por conducto de la Función Pública, previamente a la entrega de los recursos públicos federales a que se refieren los artículos 13 y 14 de este Decreto, deberá acordar con las secretarías de contraloría o sus equivalentes de las entidades federativas, el establecimiento por parte de éstas de cuentas bancarias específicas que identifiquen los recursos públicos federales, así como de mecanismos de supervisión y control para la comprobación del ejercicio de los recursos por parte de dichas secretarías o sus equivalentes.

En caso de que no se observe lo dispuesto en este artículo y en las demás disposiciones aplicables, las dependencias y entidades podrán suspender o cancelar la ministración de recursos públicos federales.

La Secretaría, la Función Pública y la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias, vigilarán el cumplimiento de lo dispuesto en este Título.

El incumplimiento a lo previsto en este Título será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

ARTÍCULO 11. Para la revisión del ejercicio de los recursos a que se refiere el presente Título, la Cámara se apoyará en la Auditoría Superior de la Federación, quien deberá fiscalizar dichos recursos, en los términos de los artículos 16 fracciones I y XVIII, 33 y 34 de la Ley de Fiscalización Superior de la Federación, conforme a lo siguiente:

I. La Auditoría Superior de la Federación establecerá las reglas para la aplicación de los recursos previstos en el Programa para la Fiscalización del Gasto Federalizado, que se destinarán a fortalecer los órganos técnicos de fiscalización de las legislaturas locales, a fin de incrementar el alcance, profundidad, calidad y seguimiento de las revisiones correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, así como la reasignación de recursos federales a las entidades federativas, principalmente.

Los subsidios que con cargo al presupuesto de la Auditoría Superior de la Federación corresponden al Programa para la Fiscalización del Gasto Federalizado, se detallan en el Anexo 8 de este Decreto. Dichos subsidios no podrán destinarse a un fin distinto al aprobado en este Presupuesto y serán ministrados a los órganos técnicos de fiscalización de las legislaturas locales, a través de las tesorerías estatales, por la Tesorería de la Federación, conforme al calendario que establezca para tal efecto la Auditoría Superior de la Federación.

Dichas erogaciones equivalen al uno al millar del monto total para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, aprobado en el Presupuesto del año 2003. Asimismo, se distribuirán entre las entidades federativas conforme a lo establecido en el Anexo 8 de este Decreto, considerando como factor de equidad 3 millones de pesos para cada una de ellas, y el resto de las erogaciones en proporción directa a los recursos aprobados en el Presupuesto del año 2003 para cada entidad federativa, de los Ramos Generales 33 Aportaciones Federales para Entidades Federativas y Municipios, y 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas.

Los recursos del Programa para la Fiscalización del Gasto Federalizado que reciban los órganos técnicos de fiscalización locales, deberán destinarse, por lo menos en un 50 por ciento, para la fiscalización de los recursos correspondientes a los fondos de aportaciones para la Infraestructura Social Municipal, y para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal;

II. En el caso de los recursos correspondientes al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, la Auditoría Superior de la Federación determinará, escuchando la opinión de los respectivos órganos técnicos de fiscalización de las entidades federativas o de las legislaturas estatales, según sea el caso:

a) Los procedimientos de coordinación para que, en el ejercicio de las atribuciones de control que los órganos técnicos de fiscalización de las legislaturas locales tengan conferidas, colaboren con la Auditoría Superior de la Federación en la fiscalización de la aplicación correcta de los recursos federales recibidos y ejercidos por las entidades federativas y, en su caso, por sus municipios;

b) La apertura por parte de las entidades federativas y, en su caso, por los municipios y las demarcaciones territoriales del Distrito Federal, de una cuenta bancaria específica para cada fondo que identifique los recursos públicos federales, incluyendo sus productos financieros, así como otras acciones que permitan fiscalizar el ejercicio de dichos recursos, a efecto de garantizar que se apliquen con eficiencia, eficacia y honradez, conforme lo dispone el artículo 134 de la Constitución Política de los Estados Unidos Mexicanos, sin que ello implique limitaciones o restricciones en la administración y ejercicio de los mismos, y

III. En el caso del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas a que se refiere el artículo 13 de este Decreto, así como de la reasignación de recursos federales a las entidades federativas a que se refiere el artículo 14 del mismo, la Auditoría Superior de la Federación deberá fiscalizar el ejercicio de los recursos públicos federales en los términos de las disposiciones presupuestarias aplicables.

La Auditoría Superior de la Federación podrá acordar con los órganos técnicos de fiscalización de las legislaturas de las entidades federativas, las reglas y procedimientos para fiscalizar el ejercicio de los recursos públicos federales a que se refiere la presente fracción, tomando en consideración el Programa para la Fiscalización del Gasto Federalizado.

Para efectos de la fiscalización de los recursos públicos federales a que se refiere el presente artículo, dichos recursos deberán registrarse presupuestaria y contablemente con arreglo a los principios básicos de contabilidad gubernamental. Con base en dichos registros se realizará la rendición de cuentas conforme a los criterios que establezca la Auditoría Superior de la Federación en los términos del presente artículo.

Las acciones para la fiscalización de los recursos públicos federales a que se refiere este artículo, se realizarán sin perjuicio de que la Auditoría Superior de la Federación ejerza directamente las atribuciones que le confiere el artículo 79 de la Constitución Política de los Estados Unidos Mexicanos, así como las fracciones IX y XI del artículo 16 de la Ley de Fiscalización Superior de la Federación y las demás disposiciones aplicables.

Las dependencias, entidades y la Cámara no podrán transferir recursos a las entidades federativas si no es a través de las Tesorerías de los Gobiernos Estatales.

CAPÍTULO II
De las Aportaciones Federales

ARTÍCULO 12. El gasto programable previsto para el Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios a que se refiere el Anexo 1.C. de este Decreto, se distribuye conforme a lo establecido en el Anexo 9 del mismo.

Al menos el 25% de los recursos asignados dentro del ramo 33 Aportaciones Federales para Entidades Federativas y Municipios, en lo que respecta al fondo de aportaciones para la infraestructura social, podrán ser destinados, con la aprobación del Cabildo o del Consejo Municipal de Desarrollo Rural Sustentable, a actividades productivas del sector primario. Estos recursos podrán destinarse, además de lo permitido actualmente, a la adquisición de insumos, maquinaria y servicios en apoyo a las actividades agropecuarias. De igual manera, podrán mezclarse con recursos provenientes de otros programas federales, estatales o municipales.

El resultado de la distribución entre las entidades federativas, de los recursos que integran los fondos a que se refiere este artículo, se presenta en el Tomo II B de este Presupuesto, con excepción del Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal, cuya distribución se realizará conforme a lo dispuesto en el artículo 44 de la Ley de Coordinación Fiscal.

Los informes que proporcionen las entidades federativas y los municipios a la Secretaría de Desarrollo Social, deberán apegarse a lo establecido en el artículo 33 de la Ley de Coordinación Fiscal. De conformidad con la fracción IV del artículo citado, la Secretaría de Desarrollo Social deberá emitir lineamientos y formatos para la entrega de dichos informes que permitan evaluar la evolución del gasto de los recursos a que se refiere el presente Capítulo.

Dichos informes se entregarán con periodicidad trimestral, a más tardar 15 días posteriores a la terminación del trimestre. La Secretaría de Desarrollo Social hará entrega de los informes a la Comisión de Desarrollo Social de la Cámara y tendrá la información disponible para consulta en su página electrónica, de conformidad con lo establecido en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Asimismo, sobre la aplicación de estos recursos, las entidades federativas y los municipios publicarán dichos informes en los órganos locales de difusión y pondrán a disposición del público en general a través de publicaciones específicas y medios electrónicos, así como comunicarán a la Secretaría de Desarrollo Social en cumplimiento de este párrafo, en términos de los lineamientos y formatos a que se refiere el párrafo cuarto de este artículo.

CAPÍTULO III
Del Programa de Apoyos para el Fortalecimiento de las Entidades Federativas

ARTÍCULO 13. Las erogaciones previstas para el Ramo General 39 Programa de Apoyo para el Fortalecimiento de las Entidades Federativas son transferencias que se otorgan a las entidades federativas conforme a la distribución prevista en el Anexo 10 de este Decreto. Estos recursos se destinarán para:

I. Saneamiento financiero, preferentemente a través de la amortización de deuda pública, expresada como reducción del principal. Asimismo, podrán realizarse otras acciones de saneamiento financiero, siempre y cuando se acredite un impacto favorable en la fortaleza de las finanzas públicas locales;

II. Inversión en infraestructura, incluyendo la construcción, reconstrucción, ampliación, mantenimiento y conservación de infraestructura; así como la adquisición de bienes para el equipamiento de las obras generadas o adquiridas; infraestructura hidroagrícola, y hasta un 3 por ciento del costo del programa o proyecto programado en el ejercicio fiscal de 2004, para gastos indirectos por concepto de realización de estudios, elaboración y evaluación de proyectos, supervisión y control de estas obras de infraestructura;

III. Apoyo a los sistemas de pensiones de las entidades federativas, prioritariamente a las reservas actuariales;

IV. Modernización de los catastros, con el objeto de actualizar los valores de los bienes y hacer más eficiente la recaudación de contribuciones , y

V. Modernización de los sistemas de recaudación locales.

Los recursos del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas, tienen por objeto fortalecer los presupuestos de las entidades federativas y de las regiones. Para este fin y con las mismas restricciones, las entidades federativas podrán convenir entre ellas o con el Gobierno Federal, la aplicación de estos recursos, los que no podrán destinarse para erogaciones de gasto corriente o de operación, salvo en los casos previstos expresamente en las fracciones anteriores.

Del total de recursos del Ramo General 39 Programa de Apoyos para el Fortalecimiento de las Entidades Federativas podrán destinarse 20 por ciento al menos para infraestructura de producción hidroagrícola e incremento del temporal tecnificado, en los términos y montos que establezca el convenio suscrito por el Ejecutivo Federal y las entidades federativas.

CAPÍTULO IV
De la Reasignación de Recursos Federales a las Entidades Federativas

ARTÍCULO 14. Las dependencias y entidades, con cargo a sus presupuestos y por medio de convenios, podrán reasignar recursos presupuestarios a las entidades federativas con el propósito de transferir responsabilidades y, en su caso, recursos humanos y materiales, correspondientes a programas federales.

Las dependencias o entidades que requieran suscribir convenios de reasignación, deberán apegarse al convenio modelo emitido por la Secretaría y la Función Pública, así como obtener la autorización presupuestaria de la Secretaría.

El Ejecutivo Federal, por conducto de los titulares de las dependencias que reasignen los recursos presupuestarios, o de las entidades y de la respectiva dependencia coordinadora de sector, celebrará los convenios a que se refiere este artículo con los gobiernos de las entidades federativas; dichos convenios deberán prever criterios que aseguren transparencia en su distribución, aplicación y comprobación.

Los recursos que reasignen las dependencias o entidades no pierden el carácter federal, por lo que éstas comprobarán los gastos en los términos del artículo 10; para ello deberán verificar que en los convenios se establezca el compromiso de las entidades federativas de entregar la relación de los gastos efectuados con base en los documentos comprobatorios del gasto.

Las dependencias y entidades deberán publicar los convenios y, en su caso, las modificaciones a éstos, en el **Diario Oficial de la Federación** dentro de los 15 días hábiles posteriores a su formalización.

Las disposiciones de este artículo no aplican al Fondo de Desastres Naturales, al Fondo para la Prevención de Desastres Naturales ni a los programas a que se refiere el Anexo 15 de este Decreto.

Las disposiciones de este artículo no aplican al Programa Especial Concurrente para el Desarrollo Rural Sustentable, salvo causas de emergencia macroeconómica y en las finanzas públicas, en cuyo caso, el Ejecutivo Federal deberá consultar previamente cualquier adecuación presupuestaria con la Comisión de Presupuesto y Cuenta Pública y las Comisiones Unidas del Sector Rural de la Cámara de Diputados.

CAPÍTULO V
Del Fondo para la Generación de Empleos en las Micro, Pequeña y Mediana Empresas de las Entidades Federativas

Artículo 14 Bis. Las erogaciones previstas en este fondo son subsidios que se otorgan a las entidades federativas, para el fortalecimiento de la actividad productiva, la competitividad, la generación y conservación de empleos en las micro, pequeñas y medianas empresas, beneficiarias específicas de este fondo. El monto de este Fondo se detalla en el Anexo 15 de este Decreto.

Este fondo será distribuido por la Secretaría de Economía a las entidades federativas que presenten proyectos conforme lo siguiente:

I. En materia industrial: a través de apoyos al desarrollo de infraestructura dentro de parques industriales, que promuevan en su conjunto empresarios organizados en cadenas productivas;

II. En materia de acceso al crédito para la industria, comercio y servicios: a través de entidades financieras no bancarias que destinen recursos a emprendedores y empresarios que demuestren tener solvencia moral y presenten planes de negocios viables;

III. Para la adquisición de maquinaria, equipo, infraestructura y transporte en materia industrial, comercial y de servicios, cuando se demuestre basado en un proyecto de negocio que de su adquisición depende la generación de empleos y el éxito de un negocio;

IV. Para la conformación y desarrollo de Centros de Desarrollo de Tecnología Aplicada, mediante el destino de recursos a estudios de factibilidad; equipamiento; gastos de operación de investigadores, no así de personal administrativo; que demuestren una vinculación entre los sectores educativo-empresarial, su auto sustentabilidad a mediano plazo y la demanda de servicios reflejada en ingresos, y

V. Para investigaciones asociadas a patentes, y para la obtención de la patente misma.

La Secretaría de Economía aprobará los proyectos conforme a las fracciones anteriores y a las reglas de operación que para el efecto emita. Para su aprobación la Secretaría de Economía deberá asegurar el impacto en la generación de empleo de cada proyecto.

Las dependencias de las entidades federativas que ejerzan estos recursos podrán destinar hasta el 1 por ciento del monto de sus proyectos aprobados para gastos indirectos.

TÍTULO TERCERO
DEL EJERCICIO POR RESULTADOS DEL GASTO PÚBLICO Y LA DISCIPLINA PRESUPUESTARIA
CAPÍTULO I
Disposiciones Generales

ARTÍCULO 15. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán sujetarse a los montos autorizados en este Presupuesto para sus respectivos programas, salvo que se autoricen adecuaciones presupuestarias en los términos del artículo 16 de este Decreto y las demás disposiciones aplicables. Asimismo, los recursos económicos que recauden u obtengan por cualquier concepto sólo podrán ejercerlos conforme a sus presupuestos autorizados y, en su caso, a través de ampliaciones a sus respectivos presupuestos conforme a lo establecido en los artículos 23 y 24 de este Decreto.

Todos los recursos económicos que recauden u obtengan por cualquier concepto las dependencias y sus órganos administrativos desconcentrados, deberán ser concentrados en la Tesorería de la Federación, en los términos de las disposiciones aplicables.

ARTÍCULO 16. El Ejecutivo Federal autorizará, en su caso, las adecuaciones presupues tarias de las dependencias y entidades, en los términos de las disposiciones aplicables.

Las dependencias y entidades serán responsables de que las adecuaciones a sus respectivos presupuestos se realicen siempre y cuando permitan un mejor cumplimiento de los objetivos de los programas a su cargo.

Los montos autorizados para los programas a que se refiere el Anexo 15 de este Presupuesto en materia de equidad de género, no serán objeto de adecuaciones presupuestarias.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, a través de sus órganos competentes, podrán autorizar adecuaciones a sus respectivos presupuestos siempre que permitan un mejor cumplimiento de los objetivos de los programas a su cargo. Dichas adecuaciones deberán ser informadas al Ejecutivo Federal, por conducto de la Secretaría, para efectos de la integración de los informes trimestrales, así como del Informe de Avance de Gestión Financiera y la Cuenta Pública en los términos de la Ley de Fiscalización Superior de la Federación.

Cuando las adecuaciones a los montos presupuestarios ocasionen en su conjunto una variación mayor al 10 por ciento del presupuesto total del ramo o de la entidad de que se trate, o representen individualmente un monto mayor al 1 por ciento del gas to programable, se deberán reportar a la Comisión de Presupuesto y Cuenta Pública de la Cámara, en los informes trimestrales, la cual podrá emitir opinión sobre
dichos traspasos.

ARTÍCULO 17. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, con cargo a sus respectivos presupuestos y de conformidad con las disposiciones aplicables, cubrirán sus contribuciones federales, estatales y municipales, así como las obligaciones contingentes que se deriven de resoluciones emitidas por autoridad competente.

Las adecuaciones presupuestarias que, en su caso, sean necesarias para el pago de las obligaciones contingentes, no podrán afectar el cumplimiento de los objetivos y las metas de los programas prioritarios aprobados en este Presupuesto ni afectar el eficaz y oportuno cumplimiento de las atribuciones de los ejecutores del gasto público federal a que se refiere el párrafo anterior.

Las dependencias y entidades que no puedan cubrir la totalidad de las obligaciones contingentes conforme a lo previsto en este artículo, incluso las que se hubieren generado con anterioridad a este ejercicio, podrán establecer un mecanismo de pagos, con la autorización de la Secretaría, para cubrir las obligaciones contingentes hasta por un monto que no afecte los programas ni el cumplimiento de las atribuciones señalados en el párrafo anterior, sin perjuicio de que el resto de la obligación deberá pagarse en los ejercicios fiscales subsecuentes conforme a dicho mecanismo. Las dependencias y entidades deberán reportar en los informes trimestrales, sobre los mecanismos de pago que hayan establecido.

Los Poderes Legislativo y Judicial y los entes públicos federales, en caso de ser necesario podrán establecer sus propios mecanismos para el pago de obligaciones contingentes, observando en lo conducente lo dispuesto en los párrafos segundo y tercero de este artículo.

ARTÍCULO 18. Las dependencias y entidades solamente podrán celebrar contratos; otorgar concesiones, permisos, licencias y autorizaciones, o realizar cualquier otro acto de naturaleza análoga; que impliquen comprometer recursos de los subsecuentes ejercicios fiscales, algún gasto contingente o adquirir obligaciones futuras, si para ello cuentan con la autorización previa de la Secretaría y, en su caso, del órgano de gobierno, en los términos de las disposiciones aplicables.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, podrán autorizar la celebración de contratos multianuales de obra pública, adquisiciones, arrendamientos y servicios, siempre que esto represente mejores términos y condiciones respecto a la celebración de dichos contratos por un solo ejercicio fiscal, y en el entendido de que el pago de los compromisos de los años subsecuentes quedará sujeto a la disponibilidad presupuestaria que autorice la Cámara.

ARTÍCULO 19. En el ejercicio de sus presupuestos, las dependencias y entidades se sujetarán estrictamente a los calendarios de presupuesto autorizados en los términos de las disposiciones aplicables, los cuales deberán comunicarse dentro de los 15 días hábiles posteriores a la publicación del Presupuesto en el **Diario Oficial de la Federación**.

Los calendarios de presupuesto autorizados a las dependencias y entidades deberán publicarse antes del 31 de enero del 2004 en el **Diario Oficial de la Federación**.

La Secretaría cumplirá estrictamente los calendarios de presupuesto autorizados a las dependencias en los términos de las disposiciones aplicables.

La Secretaría reportará en los informes trimestrales a la Cámara los saldos en líneas globales y específicas para evitar acumulación de saldos o subejercicios presupuestales, en los plazos y términos de este Decreto.

Los subejercicios de los presupuestos de las dependencias y entidades que resulten, deberán subsanarse en un plazo máximo de 90 días naturales. En caso contrario, la Secretaría deberá reasignar dichos recursos a los programas de desarrollo social y de inversión en infraestructura aprobados en este Presupuesto. La Secretaría estará obligada a reportar al respecto en los informes trimestrales.

La Secretaría, tomando en cuenta los flujos reales de divisas y de moneda nacional, así como las variaciones que se produzcan por la diferencia en el tipo de cambio en el financiamiento de los programas y que provoquen situaciones contingentes o extraordinarias que incidan en el desarrollo de los mismos, determinará la procedencia de las adecuaciones presupuestarias necesarias a los calendarios de presupuesto en función de los compromisos reales de pago, los requerimientos, las disponibilidades presupuestarias y las alternativas de financiamiento que se presenten, procurando no afectar las metas de los programas prioritarios.

ARTÍCULO 20. Las ministraciones de recursos a las dependencias y, en su caso, a las entidades no coordinadas sectorialmente, serán autorizadas por la Secretaría de acuerdo con los programas y metas correspondientes. Las dependencias coordinadoras de sector autorizarán, a su vez, las ministraciones de recursos que, en los términos del Presupuesto, correspondan a sus entidades coordinadas.

El Ejecutivo Federal, por conducto de la Secretaría, podrá suspender las ministraciones de recursos a las dependencias y entidades y, en su caso, solicitar el reintegro de las mismas, cuando se presente alguno de los siguientes supuestos:

I. No envíen la información que les sea requerida en relación con el ejercicio de sus programas y presupuestos;

II. Del análisis que realicen las dependencias coordinadoras de sector sobre el ejercicio de los presupuestos y en el desarrollo de los programas, las entidades no cumplan con las metas de los programas aprobados o bien se detecten desviaciones en su ejecución o en la aplicación de los recursos correspondientes. Dichas dependencias deberán informar al respecto a la Secretaría, a más tardar a los 15 días posteriores a que se hayan concluido los análisis señalados;

III. Las entidades no remitan la cuenta comprobada a más tardar el día 15 del mes siguiente al del ejercicio de dichos recursos, lo que motivará la inmediata suspensión de las subsecuentes ministraciones de recursos que por el mismo concepto se hubieren autorizado, así como el reintegro a la dependencia coordinadora de sector de los que se hayan suministrado;

IV. En el manejo de sus disponibilidades financieras no cumplan con las disposiciones aplicables;

V. No restituyan los recursos que correspondan a las medidas a que se refiere el artículo 8, fracción III, de este Decreto;

VI. En su caso, no cumplan con las obligaciones pactadas en los convenios o bases de desempeño a que se refiere el artículo 29 del presente Decreto;

VII. No informen sobre las plazas que tengan vacantes en los términos del artículo 36 de este Decreto, y

VIII. En general, no ejerzan sus presupuestos de conformidad con lo previsto en este Decreto, así como en las disposiciones para el ejercicio del gasto público federal emitidas y aquéllas que se emitan en el presente ejercicio fiscal por la Secretaría, en los términos de los artículos 5o. y 38 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal.

En caso de que las dependencias y entidades no cumplan con las disposiciones de este Decreto, o con los acuerdos tomados en el seno de la Comisión Intersecretarial de Gasto Financiamiento, ésta podrá recomendar que la Secretaría suspenda la ministración de los recursos correspondientes al gasto operativo y de inversión de las mismas.

El incumplimiento a lo previsto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

ARTÍCULO 21. Las obligaciones entre dependencias y entidades, entre estas últimas, y las operaciones entre dependencias, deberán ser liquidadas en los mismos términos que cualquier otro adeudo de conformidad con las disposiciones aplicables.

Las dependencias y entidades, sin exceder sus presupuestos autorizados, responderán de las cargas financieras que se causen por no cubrir oportunamente los adeudos contraídos entre sí, en los términos de las disposiciones aplicables.

La Secretaría analizando los objetivos macroeconómicos y la situación de las finanzas públicas, podrá autorizar compensaciones presupuestarias entre dependencias y entidades, y entre estas últimas, correspondientes a sus ingresos y egresos, cuando las mismas cubran obligaciones entre sí derivadas de variaciones respecto de la Ley de Ingresos de la Federación y este Presupuesto en los precios y volúmenes de los bienes y servicios adquiridos por las mismas, siempre y cuando el importe del pago con cargo al presupuesto del deudor sea igual al ingreso que se registre en las distintas fracciones del artículo 1 de la Ley de Ingresos de la Federación o, en su caso, que dicho importe no pueda cubrirse con ingresos adicionales de la entidad a consecuencia del otorgamiento de subsidios en los precios de los bienes o servicios por parte de la entidad deudora. Los ingresos que se perciban en estas operaciones no se considerarán para efectos del cálculo de los ingresos excedentes en los términos del artículo 23 de este Decreto.

La Secretaría podrá autorizar compensaciones para el pago de obligaciones fiscales del año en curso o de ejercicios anteriores y sus accesorios, siempre que las mismas correspondan como máximo al 60 por ciento del monto total del adeudo, y las compensaciones se realicen mensualmente durante el presente ejercicio fiscal.

ARTÍCULO 22. Las dependencias que por conducto de la Secretaría en su carácter de fideicomitente única de la Administración Pública Centralizada constituyan o incrementen el patrimonio de fideicomisos públicos no considerados entidad, o que celebren mandatos o contratos análogos, requerirán la autorización de la Secretaría en los términos de las disposiciones aplicables. Las entidades que constituyan estos fideicomisos quedan exceptuadas de esta autorización y sólo deberán cumplir con el registro a que se refiere el siguiente párrafo.

Las dependencias y entidades que en los términos de las disposiciones aplicables coordinen los fideicomisos a que se refiere el párrafo anterior deberán registrarlos ante la Secretaría para efectos de su seguimiento y renovar su clave de registro. Asimismo, éstas deberán registrar las subcuentas a que se refiere la fracción II de este artículo. La información contenida en dicho registro se considerará de carácter reservado.

Los fideicomisos considerados entidades a que se refiere la fracción IX del artículo 2 del presente Decreto podrán constituirse o incrementar su patrimonio sólo con la autorización del Ejecutivo Federal, emitida por conducto de la Secretaría. Asimismo, ésta podrá, en su caso, proponer al Ejecutivo Federal la modificación o extinción de los mismos cuando así convenga al interés público.

Las dependencias y entidades podrán otorgar subsidios o donativos a los fideicomisos que constituyan las entidades federativas o los particulares, siempre y cuando cumplan con lo que a continuación se señala y las disposiciones aplicables:

I. Los subsidios o donativos deberán otorgarse en los términos de las disposiciones aplicables;

II. Los recursos se identificarán en una subcuenta específica, cuyo saldo se reportará en los informes trimestrales;

III. Se deberá acreditar, al cierre del ejercicio fiscal correspondiente, que los recursos públicos federales otorgados no rebasan el 50 por ciento del patrimonio total;

IV. En el caso de fideicomisos constituidos por particulares, la suma de los recursos públicos federales otorgados no podrá representar más del 50 por ciento del patrimonio total de los mismos, y

V. Tratándose de fideicomisos constituidos por las entidades federativas, se requerirá la autorización de la Secretaría para otorgar recursos federales que representen más del 50 por ciento del patrimonio total de los mismos.

En caso de que exista compromiso de la entidad federativa y del Gobierno Federal para otorgar sumas de recursos al patrimonio y aquélla incumpla, el Gobierno Federal podrá retirar los recursos otorgados.

Los subsidios y donativos serán fiscalizados en los términos de las disposiciones aplicables.

La Secretaría podrá suspender las aportaciones de los fideicomisos que no se consideren entidades paraestatales en los que ésta sea fideicomitente, cuando no se cumpla con las autorizaciones y registro correspondientes.

Los Fondos a que se refiere la Ley de Ciencia y Tecnología, se constituirán y operarán conforme a lo previsto en la misma.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán informar trimestralmente a la Auditoría Superior de la Federación y publicar en el **Diario Oficial de la Federación**, los saldos, incluyendo los productos financieros de los fideicomisos en los que participen, en los términos de las disposiciones aplicables. Dicha información deberá presentarse a más tardar 15 días naturales después de terminado el trimestre de que se trate.

Los fideicomisos públicos que tengan como objeto principal financiar programas y proyectos de inversión deberán sujetarse a las disposiciones generales en la materia.

Queda prohibido constituir o participar en fideicomisos, fondos, mandatos, o cualquier contrato análogo, con ahorros y economías del Presupuesto, que tengan por objeto evitar la concentración de recursos al final del ejercicio en los términos del último párrafo del artículo 27 de este Decreto.

Las dependencias y entidades que coordinen fideicomisos o con cargo a cuyos presupuestos se hayan otorgado recursos, con la participación que corresponda al fideicomitente, excepto en aquéllos constituidos por las entidades federativas o los particulares, promoverán la extinción de los fideicomisos que no se consideran entidades, que hayan alcanzado sus fines, o en los que éstos sean imposibles de alcanzar, así como aquéllos que en el ejercicio fiscal anterior no hayan realizado acción alguna tendiente a alcanzar los fines para los que fueron constituidos, salvo que en este último caso se justifique su vigencia.

Asimismo, cuando en el contrato de los fideicomisos cuya extinción se promueva, se prevea que los remanentes deban concentrarse en la Tesorería de la Federación, la institución fiduciaria deberá dar cumplimiento de inmediato a dicho acuerdo contractual, aun cuando la formalización de la extinción no haya concluido.

ARTÍCULO 23. El Ejecutivo Federal, por conducto de la Secretaría, en los términos de las disposiciones aplicables, podrá autorizar a las dependencias y entidades para que realicen erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos para el presente ejercicio fiscal, conforme a lo siguiente:

I. Las dependencias y las entidades incluidas en el Anexo 1.D. de este Decreto, podrán realizar erogaciones adicionales con cargo a los ingresos que obtengan en exceso a los previstos en el artículo 1 de la Ley de Ingresos de la Federación. Los excedentes de los ingresos a que se refiere dicho artículo, excepto los previstos en la fracción IX del mismo, se aplicarán de la manera siguiente:

a) Los excedentes que resulten de los ingresos propios y las aportaciones de seguridad social, a que se refieren respectivamente las fracciones VII y VIII del artículo 1 de dicha Ley, se podrán destinar al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, en lo que corresponda;

b) Los excedentes que resulten de los ingresos a que se refiere la fracción VII del artículo 1 de dicha Ley, correspondientes a los ingresos propios de las entidades distintas a la señalada en el inciso anterior, se podrán destinar a aquellas entidades que los generen;

c) Los excedentes que resulten de los derechos a que se refiere la fracción III, numerales 1 y 2, del artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades;

d) Los excedentes que resulten de los productos a que se refiere la fracción V del artículo 1 de dicha Ley, con excepción del numeral 2 incisos C, subinciso b), y E, se podrán destinar a las dependencias y entidades;

e) Los excedentes que resulten de los productos a que se refiere la fracción V numeral 2 inciso C, subinciso b), del artículo 1 de dicha Ley, por concepto de enajenación de bienes inmuebles, podrán destinarse al Fondo de Desincorporación de Entidades, a mejorar el balance económico del sector público o, en su caso, hasta en un 80 por ciento para gasto de inversión de las dependencias que tenían asignados dichos bienes. En el caso de las entidades incluidas en el Anexo 1.D. de este Decreto, dichos excedentes podrán destinarse para gasto de inversión.

Los excedentes que resulten de los productos por concepto de las enajenaciones de bienes inmuebles que realice la Comisión de Avalúos de Bienes Nacionales, podrán destinarse en su totalidad a cubrir los gastos de mantenimiento, obra pública y de administración en general, así como los pagos por concepto de contribuciones y demás erogaciones relacionadas con los bienes inmuebles a cargo de dicha Comisión;

f) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 2 y 24 inciso D del artículo 1 de dicha Ley, provenientes de la recuperación de seguros de bienes adscritos a las dependencias o propiedad de las entidades incluidas en el Anexo 1.D. de este Decreto, y los donativos en dinero que éstas reciban, deberán destinarse a aquellas dependencias y entidades que les corresponda recibirlos;

g) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numerales 4; 15 inciso C; 19 incisos B y E; y 24 inciso D, excepto los provenientes de concesiones por bienes del dominio público; del artículo 1 de dicha Ley, se podrán destinar a las dependencias y entidades que los generen;

h) Los excedentes que resulten de los aprovechamientos a que se refiere la fracción VI, numeral 19, inciso D, del artículo 1 de dicha Ley por concepto de desincorporación de entidades, se podrán destinar a gasto de inversión o al Fondo de Desincorporación de Entidades;

i) Los excedentes que generen las Secretarías de la Defensa Nacional y de Marina, así como la Presidencia de la República por lo que se refiere al Estado Mayor Presidencial, por concepto de los derechos, productos y aprovechamientos a que se refieren respectivamente las fracciones III, V y VI del artículo 1 de dicha Ley, serán destinados a dichas dependencias;

j) La suma que resulte de los excedentes de las fracciones I; II; III numerales 3 a 6; IV; V numeral 2 inciso E; del artículo 1 de la Ley de Ingresos de la Federación, así como los aprovechamientos a que se refiere la fracción VI de dicho artículo distintos de los previstos en los incisos f), g), y h) de la fracción I del presente artículo; se aplicará, una vez descontado en su caso el incremento en el gasto no programable respecto del presupuestado; en un 25% al Fondo de Estabilización de los Ingresos Petroleros; en un 25% para mejorar el balance económico del sector público; y en un 50% para programas y obras de infraestructura de las entidades federativas, conforme a la estructura porcentual que se derive de la distribución del Fondo General de Participaciones reportado en la última Cuenta Pública.

La Secretaría deberá integrar en los informes trimestrales la información relativa a los ingresos excedentes registrados, así como la distribución por entidad federativa de los anticipos que, en su caso, correspondan a éstas. La Secretaria deberá, asimismo, incorporar esta información a los mismos informes. La Secretaría proveerá los mecanismos para que, con base en la estimación anual, otorgue los anticipos de recursos a las entidades federativas durante el presente ejercicio fiscal, las cuales los aplicarán al fortalecimiento de sus programas de inversión, y

k) Los excedentes de ingresos tributarios a que se refiere la fracción I del artículo 1 de la Ley de Ingresos de la Federación, que en su caso se generen derivado de modificaciones legales en materia fiscal durante el ejercicio deberán destinarse a programas de desarrollo social, de infraestructura física conforme a lo previsto en el párrafo tercero del artículo 48 de este Decreto y al balance económico.

La Secretaría podrá autorizar las ampliaciones a los presupuestos de las dependencias y entidades a que se refiere la presente fracción, observando lo dispuesto en los incisos anteriores; la clasificación de los ingresos excedentes a que se refiere el artículo 21 de la Ley de Ingresos de la Federación; así como el procedimiento previsto en las disposiciones aplicables.

En el caso de los derechos, productos y aprovechamientos que tengan un destino específico por disposición expresa de leyes de carácter fiscal, o conforme a éstas se cuente con autorización de la Secretaría para utilizarse en un fin específico, ésta deberá autorizar las ampliaciones a los presupuestos de las dependencias o entidades que los generen, hasta por el monto de los ingresos excedentes obtenidos que determinen dichas leyes o, en su caso, la Secretaría.

La aplicación de los excedentes de ingresos a que se refiere la presente fracción, con excepción del inciso j), se podrá realizar durante el ejercicio fiscal; en el caso del inciso j), la aplicación de los excedentes de ingresos se realizará una vez que éstos sean determinados en los términos de dicho inciso. Las ampliaciones al gasto programable que conforme a este artículo se autoricen, no se considerarán como regularizables y sólo se podrán autorizar por la Secretaría cuando no se deteriore la relación ingreso y gasto aprobada en este Presupuesto, y

II. La Secretaría, en los términos de las disposiciones aplicables, podrá autorizar las ampliaciones a los presupuestos de las entidades distintas a aquéllas incluidas en el Anexo 1.D. de este Decreto, que obtengan ingresos en exceso a los previstos en sus respectivos presupuestos aprobados.

Las ampliaciones líquidas a este Presupuesto se autorizarán en los términos de este artículo, salvo en el caso de Petróleos Mexicanos que se sujetará a lo establecido en el artículo 4, fracción II, de este Decreto. Las operaciones compensadas a que se refiere el penúltimo párrafo del artículo 21 de este Decreto no se sujetarán a lo previsto en el presente artículo.

ARTÍCULO 24. Los órganos encargados de la administración de los Poderes Legislativo y Judicial, así como de los entes públicos federales, podrán autorizar ampliaciones a sus respectivos presupuestos con cargo a los ingresos excedentes a que se refiere el artículo 21, fracción IV, de la Ley de Ingresos de la Federación, siempre y cuando:

I. Registren ante la Secretaría dichos ingresos en los conceptos correspondientes del artículo 1 de la Ley de Ingresos de la Federación, y

II. Informen a la Secretaría sobre la obtención y la aplicación de dichos ingresos, para efectos de la integración de los informes trimestrales, así como del Informe de Avance de Gestión Financiera y la Cuenta Pública en los términos de la Ley de Fiscalización Superior de la Federación.

ARTÍCULO 25. En caso de que durante el ejercicio disminuyan los ingresos a que se refiere el artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal, por conducto de la Secretaría, podrá aplicar las siguientes normas de disciplina presupuestaria:

I. La disminución de los ingresos por derechos sobre la extracción de petróleo e hidrocarburos a que se refieren los numerales 3 a 6, de la fracción III, del artículo 1 de la Ley de Ingresos de la Federación, se deberá compensar con los recursos del Fondo de Estabilización de los Ingresos Petroleros en los términos de sus reglas de operación. Cuando se llegue al límite de recursos establecido en dichas reglas, se procederá a realizar los ajustes a que se refiere la fracción II de este artículo; y

II. La disminución de los ingresos previstos en el artículo 1 de la Ley de Ingresos de la Federación, distintos a los ingresos por derechos sobre la extracción de petróleo e hidrocarburos a que se refiere la fracción anterior, se compensará con la reducción de los montos aprobados en los presupuestos de las dependencias, entidades, fondos y programas, conforme a lo siguiente:

a) Los programas a que se refieren los Anexos 10, 15 y 17 de este Decreto, no podrán reducirse;

b) Los ajustes deberán realizarse en forma selectiva, en el siguiente orden:

i) El gasto en servicios personales, prioritariamente los estímulos y el reconocimiento colectivo a que se refieren, respectivamente los artículos 42 y 43 de este Decreto;

ii) Los ahorros y economías presupuestarios que se determinen con base en los calendarios de presupuesto autorizados de las dependencias y entidades;

iii) Los gastos de difusión;

iv) El gasto no vinculado directamente a la atención de la población;

En caso de que dichas reducciones no sean suficientes para compensar la disminución de ingresos a que se refiere este artículo, podrán realizarse ajustes en otros conceptos de gasto;

c) Los ajustes a los presupuestos de los órganos administrativos desconcentrados, no deberán ser mayores a los ajustes que en promedio se hayan realizado en las demás unidades administrativas de la dependencia respectiva.

d) En el caso de que la contingencia represente una reducción equivalente de hasta el 5 por ciento de los ingresos a que se refiere la fracción I del artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, un informe que contenga el monto de gasto programable a reducir y la composición de dicha reducción por dependencia y entidad. En este renglón de ajuste no se afectarán los recursos del Programa Especial Concurrente para el Desarrollo Rural Sustentable, listados en el Anexo 17 de este Decreto, y

e) En el caso de que la contingencia sea de tal magnitud que represente una reducción equivalente a un monto superior al 5 por ciento de los ingresos a que se refiere la fracción I del artículo 1 de la Ley de Ingresos de la Federación, el Ejecutivo Federal enviará a la Cámara en los siguientes 15 días hábiles a que se haya determinado la disminución de ingresos, el monto de gasto programable a reducir, y una propuesta de composición de dicha reducción por dependencia y entidad. En este renglón de ajuste no se afectarán los recursos del Programa Especial Concurrente para el Desarrollo Rural Sustentable, a excepción del gasto corriente diferente a subsidios listados en el Anexo 17.

La Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, en un plazo de 15 días hábiles a partir de la recepción de la propuesta, analizará la composición de ésta, con el fin de, en su caso, proponer modificaciones a la composición de la misma, en el marco de las disposiciones aplicables. El Ejecutivo Federal, tomando en consideración la opinión de la Cámara, resolverá lo conducente, informando de ello a la misma. En caso de que la Cámara no emita opinión dentro de dicho plazo, procederá el proyecto enviado por el Ejecutivo Federal.

Lo dispuesto en este artículo no será aplicable a la disminución de ingresos que corresponda a recursos propios del presupuesto de Petróleos Mexicanos, entidad que se sujetará a lo establecido en la fracción I del artículo 4 de este Decreto.

Los Poderes Legislativo y Judicial y los entes públicos federales procurarán coadyuvar al cumplimiento de las normas de disciplina presupuestaria a que se refiere el presente artículo, a través de ajustes a sus respectivos presupuestos, observando en lo conducente lo dispuesto en la fracción II. Asimismo, deberán reportar los ajustes realizados en los informes trimestrales y la Cuenta Pública.

ARTÍCULO 26. La desincorporación de entidades se sujetará a los siguientes criterios:

I. Las propuestas que en los términos del Reglamento de la Ley Federal de las Entidades Paraestatales se formulen para disolver, liquidar, extinguir, fusionar y enajenar entidades, o transferir las mismas a las entidades federativas, deberán ser dictaminadas por la Comisión Intersecretarial de Desincorporación con base en el informe que someterá ante dicha Comisión la dependencia coordinadora de sector, el cual deberá contener su opinión y considerar el efecto social y productivo de estas medidas así como los puntos de vista de los sectores interesados;

II. La dependencia coordinadora de sector deberá enviar a la Cámara, por conducto de la Secretaría de Gobernación, el informe a que se refiere la fracción anterior, a más tardar a los 30 días naturales posteriores a la emisión del dictamen favorable de la Comisión;

III. La dependencia coordinadora de sector someterá a la consideración de dicha Comisión Intersecretarial, a más tardar a los 60 días naturales posteriores a la emisión del dictamen favorable a que se refiere la fracción I de este artículo, la inclusión del proceso de desincorporación correspondiente en el Fondo de Desincorporación de Entidades. En caso de que la Comisión opine que el proceso de desincorporación deba ser incluido en el referido Fondo, la dependencia coordinadora de sector deberá solicitar la inclusión del mismo al Comité Técnico del Fondo, en los términos de las disposiciones aplicables, y

IV. Las dependencias coordinadoras de sector, dentro de los 25 días naturales siguientes a la terminación de cada trimestre, presentarán a la Comisión Intersecretarial de Desincorporación los avances en los procesos de desincorporación de sus entidades coordinadas.

ARTÍCULO 27. Las erogaciones previstas en este Presupuesto que no se encuentren devengadas al 31 de diciembre, no podrán ejercerse.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán publicar en el **Diario Oficial de la Federación**, a más tardar el 15 de febrero, un reporte detallado de los recursos que se encuentran devengados y aquéllos no devengados al 31 de diciembre.

El Ejecutivo Federal informará a la Cámara de los montos presupuestarios no devengados a que se refiere este artículo, y su aplicación, al presentar la Cuenta Pública correspondiente al año 2004.

Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y las entidades apoyadas presupuestariamente, que por cualquier motivo al término del ejercicio fiscal conserven recursos previstos en este Presupuesto y, en su caso, los rendimientos obtenidos, deberán reintegrar el importe disponible a la Tesorería de la Federación dentro de los 15 días naturales siguientes al cierre del ejercicio.

El incumplimiento de la concentración oportuna a que se refiere el párrafo anterior, dará lugar a que la Tesorería de la Federación determine el perjuicio que se ocasione al Erario Federal, salvo que bajo las disposiciones que, en su caso, emita la Tesorería de la Federación, existan casos extraordinarios que imposibiliten el entero oportuno, situación que invariablemente deberá justificarse plenamente ante dicha Tesorería, contando siempre con la validación respectiva del órgano interno de control.

Queda prohibido realizar erogaciones al final del ejercicio con cargo a ahorros y economías del Presupuesto que tengan por objeto evitar la concentración de recursos a que se refiere este artículo.

CAPÍTULO II

De la Administración por Resultados de los Recursos Públicos

ARTÍCULO 28. Los responsables de la administración en los Poderes Legislativo y Judicial, los titulares de los entes públicos federales y de las dependencias, así como los miembros de los órganos de gobierno y los directores generales o sus equivalentes de las entidades, serán responsables de la administración por resultados; para ello deberán cumplir con oportunidad y eficiencia las metas y objetivos previstos en sus respectivos programas, conforme a lo dispuesto en el presente Decreto, así como en las demás disposiciones aplicables.

ARTÍCULO 29. La Secretaría y la Función Pública, con la participación que corresponda en su caso a la respectiva dependencia coordinadora de sector, y con la opinión favorable de la Comisión Intersecretarial de Gasto Financiamiento, podrán suscribir convenios o bases de desempeño con las entidades, las dependencias y sus órganos administrativos desconcentrados, respectivamente, con el objeto de establecer compromisos de resultados que promuevan un ejercicio más eficiente y eficaz del gasto público, así como una efectiva rendición de cuentas. Asimismo, se podrán incluir en dichos convenios acciones de fortalecimiento o saneamiento financiero.

La Secretaría determinará las entidades, dependencias y órganos administrativos desconcentrados con los que procede la celebración de convenios o bases de desempeño, respectivamente.

Los convenios o bases se suscribirán conforme a los modelos emitidos por la Secretaría y la Función Pública, los cuales incluirán anexos relativos a compromisos con base en indicadores de resultados, y demás requisitos que determine la Secretaría en las disposiciones aplicables.

Las entidades, dependencias y órganos administrativos desconcentrados podrán suscribir convenios o bases de desempeño, respectivamente, a efecto de recibir recursos adicionales a los previstos en sus presupuestos aprobados, provenientes de los que se reserven para este fin en los términos de este Decreto, con base al mérito y buscando maximizar el rendimiento de los recursos públicos, en los términos de las disposiciones aplicables.

El otorgamiento de recursos a que se refiere el párrafo anterior se detallará en las disposiciones generales que emita la Secretaría al efecto.

La Secretaría y la Función Pública, y en su caso la correspondiente dependencia coordinadora de sector, evaluarán trimestralmente el cumplimiento de los compromisos establecidos en los convenios y bases de desempeño, en los términos que se prevea en dichos instrumentos.

Los convenios o bases de desempeño tendrán vigencia hasta el 31 de diciembre de 2004, con la posibilidad de prorrogarlos para el ejercicio fiscal siguiente hasta que se formalice el nuevo convenio o base, siempre que en el resultado de la evaluación, la entidad, dependencia o el órgano administrativo desconcentrado haya dado cumplimiento a los compromisos pactados en dichos instrumentos. En su caso, los convenios y bases deberán modificarse conforme a lo previsto en el Decreto de Presupuesto de Egresos de la Federación del próximo año y demás disposiciones aplicables que se establezcan en ejercicios fiscales posteriores; las cláusulas que contravengan dichas disposiciones no serán válidas.

Las entidades reconocidas como centros públicos de investigación celebrarán los convenios de desempeño en los términos de la Ley de Ciencia y Tecnología y, en lo que no se contraponga a ésta, conforme a lo dispuesto en este Decreto y en las demás disposiciones aplicables.

CAPÍTULO III

De las Disposiciones de Racionalidad y Austeridad Presupuestaria

ARTÍCULO 30. Del gasto neto total, se reasigna la cantidad de $27,219,100,000.00 pesos conforme se establece en el Anexo 20 de este Decreto. Dichas reasignaciones no afectarán en ningún caso y bajo ninguna circunstancia el gasto prioritario de programas sustantivos en educación, salud, desarrollo social, Acuerdo Nacional para el Campo, Justicia, empleo, seguridad pública y nacional.

Adicionalmente, como parte de las medidas de austeridad a las que el Ejecutivo Federal estará obligado, las dependencias y entidades deberán cumplir las siguientes medidas de racionalidad y eficiencia en el presente ejercicio fiscal:

I. Se establece un programa especial de reducción de costos y compactación de estructuras administrativas, conforme a lo siguientes criterios:

a) Se respetarán los derechos de los servidores públicos, en los términos de la legislación laboral;

b) No se crearán nuevas plazas en nivel alguno, ni se otorgarán incrementos salariales a los funcionarios públicos de mandos medios y superiores ni a los niveles homólogos;

c) Las dependencias ajustarán su estructura a tres subsecretarías o niveles salariales equivalentes, como máximo, salvo en los casos de excepción que se justifiquen ante la Secretaría y la Función Pública, y se sometan a la opinión de la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública. En su caso, las plazas correspondientes se cancelarán;

d) Se mantendrá una relación de tres directores generales adjuntos por Unidad, Coordinación y Dirección General o niveles salariales equivalentes, como máximo, aplicando medidas similares a las unidades administrativas de menor jerarquía, salvo en los casos de excepción que se justifiquen ante la Secretaría y la Función Pública, y se sometan a la opinión de la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública. En su caso, las plazas correspondientes se cancelarán;

e) Reducir las estructuras y gastos de administración de las delegaciones, oficinas y representaciones en los Estados, que tengan establecidas las dependencias, órganos administrativos desconcentrados y entidades. Dicha reducción deberá ser, cuando menos, por el equivalente al 15 por ciento del presupuesto aprobado en el año 2003 para dichas estructuras.

Para tal efecto, las dependencias y entidades deberán presentar, a más tardar el 15 de febrero, a la Secretaría y la Función Pública y someter a la opinión de la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, un diagnóstico que incluya la cuantificación monetaria de los ahorros que se generarán y la estrategia de compactación de estructuras;

f) Reducir estructuras y gastos de administración de las representaciones y oficinas en el extranjero que tengan establecidas el sector central del Gobierno Federal, y las demás dependencias, órganos administrativos desconcentrados y entidades. Dicha reducción deberá ser, cuando menos, por el equivalente al 15 por ciento del presupuesto aprobado en el año 2003 para dichas estructuras.

Para tal efecto, las dependencias y entidades deberán presentar, a más tardar el 15 de febrero, a la Secretaría, la Función Pública y a la Secretaría de Relaciones Exteriores, y someter a la opinión de la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, un diagnóstico que incluya la cuantificación monetaria de los ahorros que se generarán y la estrategia de compactación de estructuras;

g) Realizar acciones para la compactación de estructuras y reducción al mínimo indispensable de los gastos de administración en oficialías mayores o unidades administrativas que realicen la función equivalente, y coordinaciones administrativas, oficinas que lleven a cabo funciones de comunicación social y oficinas de enlace. Dicha reducción deberá ser, cuando menos, por el equivalente al 15 por ciento del presupuesto aprobado en el año 2003 para dichas estructuras.

Para tal efecto, las dependencias y entidades deberán presentar, a más tardar el 15 de febrero, a la Secretaría y la Función Pública y someter a la opinión de la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, un diagnóstico que incluya la cuantificación monetaria de los ahorros que se generarán y la estrategia de compactación de estructuras;

h) Eliminar las secretarías particulares y asesorías o puestos equivalentes de estructuras en las Unidades, Coordinaciones y Direcciones Generales o equivalentes, así como en todas las unidades administrativas de menor jerarquía; dichos movimientos tendrán que efectuarse durante el mes de enero;

i) Los vehículos que adquieran las dependencias y entidades con cargo a este Presupuesto no podrán asignarse al uso personal de servidores públicos;

j) Las entidades paraestatales de control directo e indirecto, propondrán un programa de compactación de estructuras y reducción de costos equivalente a los establecidos para las dependencias en los incisos anteriores, sin que se afecte su operación sustantiva , y

k) Los ahorros generados por la aplicación de las medidas establecidas en los incisos anteriores no podrán destinarse para la creación de plazas. Lo anterior, sin perjuicio de lo establecido en el artículo 36 de este Decreto;

Las dependencias y entidades informarán a más tardar el último día hábil de febrero, a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, los ajustes en los términos de la presente fracción, a efecto de que dicha Comisión emita opinión al respecto. Asimismo, se reportarán en los informes trimestrales los avances del programa a que se refiere esta fracción;

II. Establecer sistemas uniformes automatizados de control de gestión, los cuales agilicen los trámites gubernamentales. Para tal efecto, la Función Pública coordinará los proyectos correspondientes para el establecimiento de los sistemas a que se refiere esta fracción;

III. Establecer cuotas homogéneas para uso de telefonía celular con base anual. Quedarán a cargo de los usuarios los gastos excedentes a las cuotas establecidas; dichos ajustes tendrán que efectuarse durante el mes de enero;

IV. Establecer cuotas homogéneas para gastos de alimentación fuera de las instalaciones de las dependencias y entidades, así como de viáticos y pasajes, que sean estrictamente necesarios por el desempeño de las funciones de los servidores públicos; dichos ajustes tendrán que efectuarse durante el mes de enero;

V. Centralizar la operación de almacenes. Para tal efecto, la Función Pública coordinará los proyectos correspondientes;

VI. Las contrataciones de asesorías, estudios e investigaciones deberán reducirse al mínimo indispensable y sujetarse a lo dispuesto en la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y las demás disposiciones aplicables;

VII. Las dependencias y entidades, requerirán de la autorización indelegable de sus respectivos titulares, para realizar erogaciones por concepto de gastos de orden social, congresos, convenciones, exposiciones, seminarios, espectáculos culturales, simposios o cualquier otro tipo de foro o evento análogo.

Las dependencias y entidades deberán integrar expedientes que incluyan, entre otros, los documentos con los que se acredite la contratación u organización requerida, la justificación del gasto, los beneficiarios, los objetivos y programas a los que se dará cumplimiento;

VIII. Las dependencias y entidades sólo podrán aportar cuotas a organismos internacionales, cuando las mismas se encuentren previstas en sus presupuestos autorizados;

IX. Las dependencias y entidades no podrán efectuar adquisiciones o nuevos arrendamientos de bienes inmuebles para oficinas públicas, salvo en los casos estrictamente indispensables para el cumplimiento de sus objetivos en los términos de la Ley General de Bienes Nacionales y las demás disposiciones aplicables. En consecuencia, se deberá optimizar la utilización de los espacios físicos disponibles en la Administración Pública Federal, dando estricto cumplimiento a las disposiciones aplicables en la materia. En caso de que se encuentren bienes inmuebles subutilizados u ociosos, deberán ponerse a disposición de la Función Pública o determinar su destino final, según corresponda.

Las dependencias y entidades deberán procurar la sustitución de arrendamientos por la utilización de bienes inmuebles ociosos o subutilizados, a efecto de promover la eficiencia en la utilización de dichos bienes, respetando los términos de los respectivos contratos de arrendamiento y evitando costos adicionales. Lo anterior, en los términos de las disposiciones emitidas por la Función Pública.

Asimismo, las dependencias y entidades podrán optar por el arrendamiento financiero de inmuebles exclusivamente cuando las erogaciones correspondientes representen como mínimo un ahorro del 20 por ciento, en comparación con los recursos para pagar el arrendamiento puro y los gastos asociados al mismo.

Los ahorros generados como resultado de las medidas a que se refiere este artículo podrán destinarse preferentemente a gasto de inversión en infraestructura y a los programas prioritarios.

Las dependencias y entidades deberán informar trimestralmente a la Secretaría y a la Función Pública sobre los ahorros generados como resultado de las medidas a que se refiere este artículo. Asimismo, deberán reportar los ahorros y el destino de los mismos en los informes trimestrales.

Las dependencias y entidades deberán difundir en sus respectivas páginas electrónicas, las cuotas a que se refieren las fracciones III y IV.

X. Las Cámaras del Congreso de la Unión, a través de su correspondiente Secretaría General, procurarán adoptar, en lo conducente, todas las medidas de austeridad que se detallan en este artículo y observar lo establecido en el inciso d) de la fracción I respecto a los casos de excepción que se justifiquen. Deberá emprenderse una reforma a fondo de las estructuras administrativas que eviten el dispendio y propicien eficiencia;

XI. El Poder Judicial de la Federación sin detrimento de la mejoría en el cumplimiento de sus funciones, sobre todo por lo que se refiere a la impartición de justicia pronta y expedita, revisará la utilización de sus recursos humanos y materiales para detectar posibles ahorros en su Presupuesto de Egresos, en correspondencia con los otros Poderes de la Unión;

XII. Los organismos autónomos observarán todas las medidas a que se refiere este artículo para el uso óptimo de los recursos asignados, de conformidad con su órgano de gobierno;

XIII. Las universidades públicas e institutos de enseñanza superior sostenidos o subsidiados por los gobiernos federal y estatales, sin demérito de su autonomía, en su caso, y de cobertura y la calidad de la educación que imparten, la investigación que realizan y las actividades culturales que llevan a cabo, se sumarán al esfuerzo de austeridad presupuestal que este artículo dispone;

XIV. Las Sociedades Nacionales de Crédito, de conformidad con sus leyes orgánicas observarán las medidas de austeridad contempladas en el presente Decreto;

XV. La Comisión de Presupuesto y Cuenta Pública de la Cámara citará a los titulares de las dependencias y entidades, para que rindan cuentas de las medidas de racionalidad y eficiencia en el presente ejercicio fiscal que implementen en los términos ordenados en el presente Decreto, y

XVI. La Secretaría y la Función Pública elaborarán un diagnóstico con el objeto de lograr una reingeniería en el servicio público para los puestos de mandos medios y superiores, en términos de lo previsto por la Ley del Servicio Profesional de Carrera en la Administración Pública Federal, analizando las funciones, el grado de responsabilidad y las percepciones correspondientes. Asimismo, deberán remitir dicho diagnóstico a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, a más tardar el último día hábil de mayo.

ARTÍCULO 31. Las dependencias y entidades únicamente podrán destinar recursos presupuestarios para actividades relacionadas con la comunicación social a través de la radio y la televisión, una vez que hayan agotado los tiempos de transmisión asignados, tanto en los medios de difusión del sector público, como en aquellos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal. Serán exceptuadas de esta disposición las dependencias y entidades que por la naturaleza de sus programas requieran de tiempos y audiencias específicos.

Los tiempos que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal, serán distribuidos en los siguientes porcentajes: 40 por ciento al Poder Ejecutivo Federal; 30 por ciento al Poder Legislativo Federal, asignándose en partes iguales a la Cámara de Diputados y a la Cámara de Senadores; 10 por ciento al Poder Judicial Federal, y 20 por ciento a los entes públicos federales definidos en el artículo 2 fracción VIII de este Decreto. La Secretaría de Gobernación supervisará esta distribución.

La Secretaría de Gobernación llevará el seguimiento de los tiempos a que se refiere este artículo con base trimestral, pudiendo en su caso reasignar tiempos cuando éstos no sean utilizados con oportunidad y provoquen subutilización, respetando la distribución original.

En ningún caso podrán utilizarse recursos presupuestarios con fines de promoción de la imagen institucional de las dependencias o entidades, excepto en aquellas que por la naturaleza de sus funciones así lo requieran.

Las erogaciones a que se refiere este artículo deberán ser autorizadas por la Secretaría de Gobernación, en el ámbito de su competencia, en los términos de las disposiciones generales que para tal efecto publique en el **Diario Oficial de la Federación**. Los gastos que en los mismos rubros efectúen las entidades, se autorizarán además por el órgano de gobierno respectivo.

Durante el ejercicio fiscal no se otorgarán a las dependencias y entidades ampliaciones a las erogaciones autorizadas por la Secretaría de Gobernación, salvo en el caso previsto en el siguiente párrafo.

No podrán realizarse traspasos de recursos de otros capítulos de gasto al concepto de gasto correspondiente a comunicación social de los presupuestos de las dependencias y entidades, ni podrán incrementarse dichos conceptos de gasto, salvo en el caso de mensajes para atender situaciones de carácter contingente que se determinen conforme a lo previsto en las disposiciones a que se refiere el párrafo anterior.

El Ejecutivo Federal, por conducto de la Secretaría de Gobernación, deberá informar a la Cámara en los términos de este Decreto, sobre las erogaciones destinadas a los rubros de publicidad, propaganda, publicaciones oficiales y en general las relacionadas con actividades de comunicación social, incluyendo el uso de tiempos oficiales, las cuales deberán limitarse exclusivamente al desarrollo de las actividades de difusión, información o promoción de los programas de las dependencias o entidades.

La Secretaría de Gobernación tendrá la obligación de publicar las cuotas y pagos a que se refiere el párrafo anterior, en los términos de este Decreto.

Para la difusión de sus actividades, tanto en medios públicos como privados, las dependencias y entidades sólo podrán contratar publicidad a tarifas comerciales debidamente acreditadas y bajo órdenes de compra en donde se especifique el concepto, destinatarios del mensaje y pautas de difusión en medios electrónicos, así como la cobertura y circulación certificada del medio en cuestión. En ningún caso y bajo ninguna circunstancia podrán utilizarse recursos presupuestarios con fines de promoción de imagen personal de funcionarios o titulares de las dependencias o entidades.

Asimismo no se podrán destinar recursos de comunicación social a programas que no estén considerados expresamente en este Presupuesto.

La Secretaría y, en su caso, las dependencias y entidades, no podrán convenir el pago de créditos fiscales, ni de cualquier otra obligación de pago a favor de la dependencia o entidad, a través de la prestación de servicios de publicidad, impresiones, inserciones y demás relativos con las actividades de comunicación social. Los medios de difusión del sector público podrán convenir con los del sector privado, la prestación recíproca de servicios de publicidad.

Las dependencias y entidades, por conducto de la Función Pública, proporcionarán a la Secretaría de Gobernación la información sobre las erogaciones a que se refiere este artículo, la cual deberá llevar el seguimiento del tiempo de transmisión, distribución, el valor monetario estimado y el uso que se le vaya dando al tempo que por ley otorgan al Estado las empresas de comunicación que operan mediante concesión federal. Las dependencias y entidades informarán sobre las erogaciones a que se refiere este precepto, en términos de este Decreto. La información deberá presentarse desglosada y por ramo de gasto.

Las erogaciones a que se refiere este artículo deberán reducirse en por lo menos un 5 por ciento; a más tardar el último día hábil de marzo. Para realizar dichas reducciones las dependencias y entidades deberán proteger el gasto relacionado con mensajes cuyo objeto sea hacer del conocimiento de la población los beneficios de los programas aprobados en este Presupuesto, concentrando los ajustes a la baja en la difusión de carácter promocional y comercial. Los ajustes a que se refiere este párrafo deberán ser reportados a esta Cámara por la Secretaría de Gobernación en el segundo informe trimestral del presente ejercicio.

ARTÍCULO 32. Las dependencias y entidades sólo podrán otorgar donativos cuando cumplan con lo siguiente:

I. Deberán contar con recursos aprobados para dichos fines en sus respectivos presupuestos. Las dependencias, así como las entidades apoyadas presupuestariamente, no podrán incrementar la asignación original aprobada para dichos fines en sus respectivos presupuestos;

II. El otorgamiento del donativo deberá ser autorizado en forma indelegable por el titular de la dependencia o entidad y, en este último caso, adicionalmente por el órgano de gobierno.

En todos los casos, los donativos serán considerados como otorgados por la Federación;

III. Deberán solicitar a los donatarios que demuestren estar al corriente en sus respectivas obligaciones fiscales, y que sus principales ingresos no provienen del Presupuesto, salvo los casos que permitan expresamente las leyes, y

IV. Deberán incluir en los informes trimestrales, el nombre o razón social, los montos entregados a los beneficiarios, así como los fines específicos para los cuales fueron otorgados los donativos.

Las dependencias y entidades que reciban donativos deberán destinarlos a los fines específicos para los que les fueron otorgados; asimismo, deberán registrar los donativos en sus respectivos presupuestos previamente a su ejecución, de acuerdo con las disposiciones aplicables. Tratándose de las entidades, además se sujetarán a lo determinado por su órgano de gobierno.

ARTÍCULO 33. El Ejecutivo Federal, por conducto de la Secretaría, podrá determinar reducciones, diferimientos o cancelaciones de programas y conceptos de gasto de las dependencias y entidades, cuando ello represente la posibilidad de obtener ahorros en función de la productividad y eficiencia de las mismas, cuando dejen de cumplir sus propósitos, o en el caso de situaciones supervenientes. En todo momento, se procurará respetar el presupuesto destinado a los programas prioritarios y, en especial, los destinados al gasto social, y se reportará en los informes trimestrales cuando las variaciones superen el 10 por ciento de los respectivos presupuestos, anexando la estructura programática modificada.

CAPÍTULO IV
De los Servicios Personales

ARTÍCULO 34. El gasto en servicios personales contenido en el presupuesto de las dependencias y entidades, comprende la totalidad de los recursos para cubrir:

I. Las percepciones ordinarias y extraordinarias que se cubren a favor de los servidores públicos a su servicio, incluyendo funcionarios públicos; personal militar; personal docente; personal de las ramas médica, paramédica y grupos afines; policías, controladores aéreos, investigadores y otras categorías; personal de enlace; así como personal operativo de base y confianza;

II. Las aportaciones de seguridad social;

III. Las primas de los seguros que se contratan en favor de los servidores públicos y demás asignaciones autorizadas por la Secretaría en los términos de este Decreto, y

IV. Las obligaciones fiscales que, en su caso, generen los pagos a que se refieren las fracciones anteriores, conforme a las disposiciones aplicables.

Las dependencias y entidades, deberán apegarse a lo dispuesto en el presente Capítulo y a las demás disposiciones aplicables, para el ejercicio de las previsiones a que se refiere el artículo 36 de este Decreto, así como de las erogaciones que por concepto de servicios personales realicen con cargo a los Capítulos de gasto 4000 Subsidios y Transferencias y 6000 Obras Públicas del Clasificador por Objeto del Gasto para la Administración Pública Federal.

Será responsabilidad de la Secretaría de Educación Pública el ejercicio de los recursos de los capítulos de servicios personales, correspondientes a los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, la cual deberá sujetarse a las disposiciones de este Decreto y a las que emitan la Secretaría y la Función Pública en el ámbito de sus respectivas competencias.

ARTÍCULO 35. Las dependencias y entidades al realizar los pagos por concepto de servicios personales, deberán sujetarse a lo siguiente:

I. A su presupuesto aprobado conforme a lo previsto en el artículo anterior y a la política de servicios personales que establezca el Ejecutivo Federal;

II. A los tabuladores de percepciones ordinarias en los términos del artículo 40 de este Decreto y las demás disposiciones aplicables;

III. A la estructura ocupacional o a la plantilla de personal autorizada por la Secretaría;

IV. En materia de incrementos en las percepciones, a las previsiones salariales y económicas a que se refiere el artículo 36 de este Decreto, aprobadas específicamente para este propósito por la Cámara, y a la política de servicios personales que establezca el Ejecutivo Federal;

V. En lo que les corresponda, a lo dispuesto en las leyes laborales y las leyes que prevean el establecimiento de servicios profesionales de carrera, así como observar las demás disposiciones aplicables;

VI. En materia de percepciones extraordinarias, a las disposiciones aplicables y obtener las autorizaciones correspondientes.

Las percepciones extraordinarias no constituyen un ingreso fijo, regular ni permanente, ya que su otorgamiento se encuentra sujeto a requisitos y condiciones futuras de realización incierta. Dichos conceptos de pago en ningún caso podrán formar parte integrante de la base de cálculo para efectos de indemnización o liquidación, salvo lo previsto expresamente en las leyes laborales;

VII. Cubrir los pagos en los términos autorizados por la Secretaria y, en el caso de las entidades, adicionalmente por acuerdo del respectivo órgano de gobierno;

VIII. Las adecuaciones presupuestarias al gasto en servicios personales deberán realizarse conforme a lo dispuesto en los artículos 16 y 37 a 39 de este Decreto, así como en las demás disposiciones aplicables;

IX. Los movimientos que realicen a sus estructuras orgánicas, ocupacionales y salariales, así como a las plantillas de personal, deberán realizarse conforme a las disposiciones aplicables y mediante movimientos compensados, los que en ningún caso incrementarán el presupuesto regularizable para servicios personales del ejercicio fiscal inmediato siguiente, salvo en el caso de creación de plazas e incrementos en las percepciones ordinarias, conforme a los recursos aprobados específicamente para tal efecto en el Presupuesto y a lo dispuesto en el artículo 36 de este Decreto;

X. Abstenerse de contraer obligaciones en materia de servicios personales que impliquen compromisos en subsecuentes ejercicios fiscales;

XI. Abstenerse de contratar trabajadores eventuales, salvo que tales contrataciones se encuentren previstas en el respectivo presupuesto destinado a servicios personales;

XII. A las disposiciones aplicables para la autorización de los gastos de representación y de las erogaciones necesarias para el desempeño de comisiones oficiales;

XIII. Dentro de los procesos de descentralización y reasignación de recursos que impliquen la transferencia de recursos humanos a las entidades federativas, no podrán crear nuevas plazas o categorías, por lo que los traspasos se realizarán con las plazas ya existentes y los recursos asignados a sus unidades responsables y programas. Una vez que se transfieran las plazas, éstas se regirán en los términos en que se acordó su reasignación, sin que les sea aplicable lo dispuesto en este Capítulo para las plazas federales;

XIV. En los traspasos de recursos humanos que se realicen en la Administración Pública Federal, en virtud de reformas a las disposiciones aplicables, no podrá incrementarse la nómina global, y

XV. A las disposiciones aplicables en materia de promociones de categoría.

ARTÍCULO 36. Los recursos previstos en los presupuestos de las dependencias y entidades en materia de servicios personales y, en su caso, en los Ramos Generales 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos y 33 Aportaciones Federales para Entidades Federativas y Municipios, incorporan la totalidad de las previsiones para sufragar las erogaciones correspondientes a las medidas salariales y económicas, incluyendo aquéllas de carácter laboral, contingente y de fin de año que se adopten, y que al efecto autorice la Secretaría durante el presente ejercicio, comprendiendo los siguientes conceptos de gasto:

I. Los incrementos a las percepciones, conforme:

a) A la estructura ocupacional autorizada al 1 de enero, en el caso de las dependencias;

b) A la plantilla de personal autorizada al 1 de enero en el caso de las entidades;

c) Al Registro Común de Escuelas y de Plantillas de Personal en el caso del Fondo de Aportaciones para la Educación Básica y Normal, y del Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos;

d) A la plantilla de personal tratándose del Fondo de Aportaciones para los Servicios de Salud, y

e) A las plantillas de personal tratándose del Fondo de Aportaciones para la Educación Tecnológica y de Adultos; adicionalmente, en el caso de los servicios de educación para adultos, a las fórmulas que al efecto se determinen en los términos de la Ley de Coordinación Fiscal;

II. La creación de plazas, en su caso, y

III. Otras medidas de carácter económico, laboral y contingente.

Las previsiones salariales y económicas a que se refiere este artículo se distribuyen en el Anexo 11 de este Decreto.

Las dependencias y entidades sólo podrán incrementar las percepciones de los servidores públicos a su cargo; realizar movimientos en sus estructuras orgánicas, ocupacionales y salariales; así como participar en las medidas a que se refiere el artículo 8, fracción III, de este Decreto; una vez que cuenten con sus respectivas estructuras ocupacionales o plantillas de personal por unidad responsable, autorizadas y registradas para el presente ejercicio fiscal, y hayan informado sobre la totalidad de plazas vacantes con que cuenten, en los términos de las disposiciones emitidas por la Secretaría y la Función Pública. El incumplimiento por parte de las dependencias y entidades a lo señalado anteriormente será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos.

Las previsiones para el incremento a las percepciones, a que se refiere el Anexo 11 de este Decreto, incluyen la totalidad de los recursos para funcionarios públicos, personal de enlace y categorías, así como del personal operativo de confianza y sindicalizado, por lo que no deberá utilizarse la asignación prevista a un grupo, para favorecer a otro.

Las previsiones salariales y económicas para el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 11 de este Decreto, incluyen los recursos para la educación tecnológica y de adultos correspondientes a aquellas entidades federativas que no han celebrado los convenios a que se refiere el artículo 42 de la Ley de Coordinación Fiscal.

Las previsiones salariales y económicas para el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen las previsiones correspondientes a los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, que serán entregadas a las entidades federativas a través del Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios.

Las previsiones para la creación de plazas incluidas en los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, deberán destinarse exclusivamente a la contratación de personal docente para los niveles de Educación Especial, Preescolar, Secundaria, Media Superior y Superior.

Las previsiones incluidas en el Ramo General 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema educativo. Asimismo, las previsiones para incrementos a las percepciones incluyen las correspondientes a la Carrera Magisterial.

Las previsiones incluidas en el Fondo de Aportaciones para los Servicios de Salud, incluyen los recursos para cubrir aquellas medidas económicas que se requieran para la cobertura y el mejoramiento de la calidad del sistema de salud.

ARTÍCULO 37. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos del presupuesto de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Las secretarías de la Defensa Nacional y de Marina, podrán realizar traspasos de otros capítulos de gasto al capítulo de servicios personales y viceversa, excepto para la creación de plazas permanentes;

II. Las dependencias distintas a las señaladas en la fracción anterior, así como las entidades apoyadas presupuestariamente, sólo podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, en los siguientes casos:

a) Cuando se trate de medidas temporales, no recurrentes, que no afecten el presupuesto regularizable de servicios personales, destinadas para cubrir el cumplimiento de laudos y demás medidas contingentes y laborales; así como para la supervisión de los programas sujetos a reglas de operación señalados en el artículo 55 de este Decreto, y

b) Cuando derivado de reformas a la legislación fiscal o de resoluciones definitivas de carácter judicial, sea necesario pagar montos adicionales por concepto de contribuciones;

III. Las dependencias distintas a las señaladas en la fracción I, así como las entidades apoyadas presupuestariamente, podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión;

IV. No podrán realizar traspasos del presupuesto de servicios personales a otros ramos, salvo cuando se trate de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas;

b) Reubicación de plazas y sus recursos asociados, por modificaciones en la estructura orgánica y ocupacional de la Administración Pública Federal, que se deriven de reformas a las disposiciones aplicables, y

c) Reubicación de plazas federalizadas y sus recursos asociados, que soliciten las entidades federativas por conducto de la Secretaría de Educación Pública o de la Secretaría de Salud;

V. No podrán realizar traspasos dentro del presupuesto de servicios personales que afecten el presupuesto regularizable, salvo los que correspondan a modificaciones en las estructuras orgánicas, ocupacionales y salariales, autorizadas por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, y

VI. Los recursos contenidos en el presupuesto de servicios personales no se podrán ampliar, salvo con cargo a los recursos previstos en el Programa Salarial del Ramo General 23 Provisiones Salariales y Económicas de acuerdo exclusivamente a los propósitos de cada uno de los programas en él contenidos que se detallan en este Presupuesto, así como en los casos expresamente previstos en el presente Capítulo.

ARTÍCULO 38. Las dependencias y las entidades apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos de las medidas salariales y económicas a que se refiere el artículo 36 de este Decreto, siempre que cuenten con la previa autorización de la Secretaría y, en su caso, de sus órganos de gobierno:

I. Con excepción de las secretarías de la Defensa Nacional y de Marina, los montos determinados para cada una de las medidas salariales y económicas no podrán destinarse para sufragar los fines previstos en las otras, salvo cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del artículo 36 de este Decreto;

II. Con excepción de las secretarías de la Defensa Nacional y de Marina, no podrán traspasar recursos de otros capítulos de gasto para sufragar las medidas salariales y económicas a que se refieren las fracciones I, II y III del artículo 36 de este Decreto;

III. Las previsiones salariales y económicas a que se refiere el artículo 36 de este Decreto no podrán ser traspasadas a otros ramos, con excepción de:

a) Traspasos al Ramo General 23 Provisiones Salariales y Económicas, conforme a lo dispuesto en el artículo 8, fracción IV, de este Decreto, y

b) Traspasos de los ramos 11 Educación Pública y 25 Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos, al Ramo General 33 Aportaciones Federales para Entidades Federativas y Municipios, para cubrir las medidas salariales y económicas de los fondos de aportaciones para la Educación Básica y Normal, y para la Educación Tecnológica y de Adultos, y

IV. El Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado podrá traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, exclusivamente para sufragar la creación de plazas de rama médica.

ARTÍCULO 39. Las entidades no apoyadas presupuestariamente deberán sujetarse a las siguientes disposiciones para realizar traspasos de recursos en materia de servicios personales, siempre que cuenten con la previa autorización de la Secretaría y de sus órganos de gobierno:

I. No podrán traspasar recursos de otros capítulos de gasto al capítulo de servicios personales, salvo en los siguientes casos:

a) Cuando se destinen a sufragar las medidas de carácter económico, laboral y contingente a que se refiere la fracción III del artículo 36 de este Decreto;

b) Cuando la Comisión Federal de Electricidad realice traspasos para sufragar la creación de plazas, siempre que para ello disponga de recursos propios para cubrir dicha medida; las plazas se destinen para la generación de nuevos ingresos, y se generen recursos suficientes para cubrir dichas plazas durante la vigencia del proyecto o programa que se trate;

c) Petróleos Mexicanos se sujetará a lo establecido en el artículo 4, fracción IV, inciso f), de este Decreto, y

d) Cuando derivado de reformas a la legislación fiscal, sea necesario pagar montos adicionales por concepto de contribuciones, y

II. Podrán traspasar recursos del capítulo de servicios personales a otros capítulos de gasto, en los siguientes casos:

a) Cuando se trate de medidas permanentes, siempre que se cancelen las plazas presupuestarias correspondientes y los recursos se destinen a incrementar la eficiencia de los programas aprobados en este Presupuesto, y

b) Cuando se trate de medidas contingentes de carácter temporal, no recurrentes, siempre que los recursos se destinen a gasto de inversión o a gastos relacionados con la implantación del Servicio Profesional de Carrera de la Administración Pública Federal Centralizada.

ARTÍCULO 40. La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias y con sujeción a este Presupuesto, emitirán el Manual de Percepciones de la Administración Pública Federal, el cual incluirá el tabulador de percepciones ordinarias, así como las reglas para su aplicación. Dicho Manual deberá publicarse en el **Diario Oficial de la Federación** a más tardar el último día hábil de mayo.

Los límites de percepción ordinaria neta mensual autorizados para los funcionarios públicos y personal de enlace de las dependencias y entidades, se detallan en el Anexo 12 de este Decreto.

Los montos presentados en el Anexo 12 de este Decreto, no consideran los incrementos salariales que, en su caso, se otorguen a los funcionarios públicos y personal de enlace durante el presente ejercicio fiscal. En el caso de las entidades, las prestaciones económicas que perciben sus funcionarios públicos, se incluyen dentro de la percepción ordinaria neta mensual.

Las dependencias y entidades podrán modificar las percepciones de los puestos, como resultado de la renivelación o revaluación de los mismos, en los términos de las disposiciones aplicables. Las entidades que cuenten con planes de compensación acordes con el cumplimiento de las expectativas de aumento en el valor agregado, podrán determinar las percepciones aplicables como excepción a lo previsto en el párrafo sexto de este artículo, sin generar costos adicionales y siempre que dichos planes sean autorizados por la Secretaría, por lo que se refiere a que el presupuesto total de la entidad no se incremente y no se afecten negativamente los objetivos y metas de sus programas, y la Función Pública, en cuanto a la congruencia del plan de compensación con la política de planeación y administración de personal de la Administración Pública Federal.

En el caso de que los puestos sufran incremento de funciones o de grado de responsabilidad, de conformidad con el Sistema de Valuación de Puestos de la Administración Pública Federal, aquéllos podrán ubicarse dentro del rango de puntos del indicador del grupo jerárquico inmediato superior, siempre y cuando no rebasen el límite máximo de percepción ordinaria neta mensual autorizado para el rango en el cual se están ubicando.

Ningún servidor público de las dependencias y entidades podrá recibir una percepción ordinaria neta mensual superior a la del Presidente de la República.

El Ramo Administrativo 02 Presidencia de la República, a que se refiere el Anexo 1.B de este Decreto, incluye los recursos para cubrir las percepciones de quienes han desempeñado el cargo de Titular del Ejecutivo Federal, las que no podrán exceder el monto que se cubre al primer nivel salarial del puesto de Secretario de Estado, así como aquéllas correspondientes al personal de apoyo que tengan asignado, de conformidad con las disposiciones aplicables y con sujeción a los términos de este artículo.

El Ejecutivo Federal informará en la Cuenta Pública sobre el monto total de las percepciones que se cubren a los funcionarios públicos; personal militar; personal de enlace; así como personal operativo de base y confianza, de las dependencias y entidades, de conformidad con las disposiciones aplicables.

ARTÍCULO 41. Las condiciones de trabajo vigentes y las que se modifiquen en este ejercicio, los beneficios económicos y las demás prestaciones derivadas de los contratos colectivos de trabajo o que se fijen en las condiciones generales de trabajo de la Administración Pública Federal, no se harán extensivas a favor de los funcionarios públicos y personal de enlace.

Los titulares de las entidades, independientemente del régimen laboral que las regule, serán responsables de realizar los actos necesarios para que los funcionarios públicos y personal de enlace al servicio de éstas, queden expresamente excluidos del beneficio de las prestaciones adicionales que, en su caso, se acuerden en el presente ejercicio para el personal de base, con excepción de las de seguridad social y protección al salario.

Asimismo, deberán verificar que las modificaciones relativas a prestaciones que se realicen en el presente ejercicio fiscal, respeten los derechos adquiridos que, por disposición expresa, gocen los funcionarios públicos y personal de enlace.

Para el caso de los funcionarios públicos y personal de enlace de nuevo ingreso, sólo les serán aplicables las prestaciones que se encuentren registradas y autorizadas ante la Secretaría.

ARTÍCULO 42. El Ejecutivo Federal, por conducto de la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones, requisitos y condiciones a que se sujetará el otorgamiento de un estímulo anual por cumplimiento de metas institucionales, a los funcionarios públicos y personal de enlace de las dependencias y entidades, en aquellos casos que, conforme a la Ley de Premios, Estímulos y Recompensas Civiles, estén excluidos del sistema general de estímulos y recompensas.

En tanto la Función Pública no emita dichas disposiciones, ninguna dependencia o entidad podrá otorgar estímulo alguno. Tratándose de las entidades, además se sujetarán a los acuerdos de sus respectivos órganos de gobierno.

Dicho estímulo sólo podrá ser otorgado a los funcionarios públicos y personal de enlace que cuenten con nombramiento y ocupen una plaza presupuestaria, salvo lo previsto en el penúltimo párrafo del artículo 45 de este Decreto. El estímulo consistirá en el pago a que se haga acreedor el funcionario público o servidor público de enlace que cumpla con lo dispuesto en las disposiciones a que se refiere el párrafo primero del presente artículo.

En términos de lo dispuesto por la Ley de Premios, Estímulos y Recompensas Civiles, la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones que regulen el sistema de evaluación de desempeño del personal operativo, así como los estímulos que, en su caso, apliquen.

En aquellos puestos de personal civil de las dependencias cuyo desempeño ponga en riesgo la seguridad o la salud del funcionario público, podrá otorgarse un pago por riesgo de hasta 30 por ciento sobre la percepción ordinaria bruta mensual, en los términos de las disposiciones que para tal efecto emita la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, observando lo dispuesto en el artículo 44 de este Decreto.

ARTÍCULO 43. Con el fin de promover el buen desempeño colectivo y estimular el establecimiento de sistemas de calidad en la Administración Pública Federal, la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, podrá autorizar el otorgamiento de un reconocimiento equivalente al 5 por ciento de las percepciones mensuales, por concepto de Reconocimiento a la Calidad en el Servicio Público a los servidores públicos de las unidades administrativas de las dependencias y entidades. Será obligación de las dependencias y entidades indicar las unidades responsables que serán acreedoras de tal reconocimiento en términos de este artículo.

El otorgamiento de dicho reconocimiento sólo procederá cuando se acredite, a través de la certificación de calidad en ISO-9000 o certificaciones equivalentes, que de manera fehaciente y objetiva garanticen la satisfacción de los usuarios de los productos y servicios públicos, el uso eficiente de sus recursos presupuestarios, y mejoras continuas en sus procesos administrativos, de producción de bienes o prestación de servicios públicos. Para tal efecto, la Función Pública, previo dictamen favorable de la Secretaría en el ámbito presupuestario, emitirá las disposiciones a las que se sujetará el pago de dicho reconocimiento de carácter colectivo.

En caso de que las unidades administrativas de las dependencias y entidades pierdan la certificación a que se refiere el párrafo anterior, se suspenderá el otorgamiento del reconocimiento a que se refiere el presente artículo.

ARTÍCULO 44. Las percepciones extraordinarias a que se refieren los artículos 42 y 43 de este Decreto, no constituyen un ingreso fijo, regular ni permanente, ya que su otorgamiento se encuentra sujeto a requisitos y condiciones futuras de realización incierta.

Dichos conceptos de pago en ningún caso podrán formar parte integrante de la base de cálculo para efectos de indemnización o liquidación.

Las percepciones extraordinarias a que se refiere este artículo, así como las certificaciones a que se refiere el artículo 43 de este Decreto, sólo podrán cubrirse con los ahorros que generen las dependencias y entidades en sus respectivos presupuestos de servicios personales.

El personal investigador; médico y de enfermería; docentes de educación básica, media superior y superior, y demás servidores públicos que por disposición expresa gocen de un esquema de estímulos específico, no gozarán de los estímulos a que se refiere el artículo 42 de este Decreto, y se sujetarán a las disposiciones que al efecto emita la Función Pública y la Secretaría y, en su caso, a la autorización correspondiente.

No podrá efectuarse pago alguno con cargo al Presupuesto de Egresos por concepto de terminación de encargo, finiquito, liquidación o cualquier otro similar, salvo los casos previstos en la ley, en este Decreto y los derivados de sentencias dictadas por tribunales competentes. Los convenios que, en su caso, se suscriban en los términos de la legislación laboral, deberán contar con la previa opinión favorable del órgano interno de control de la respectiva dependencia o entidad.

ARTÍCULO 45. Las dependencias y entidades podrán celebrar contratos de prestación de servicios profesionales por honorarios con personas físicas con cargo al capítulo de servicios personales, únicamente cuando se reúnan los siguientes requisitos:

I. Los recursos destinados a celebrar tales contratos deberán estar expresamente previstos para tal efecto en sus respectivos presupuestos autorizados de servicios personales. No podrá incrementarse la asignación original, salvo en el caso de contrataciones para la supervisión de los programas sujetos a reglas de operación, conforme a lo previsto en el artículo 37, fracción II, inciso a) de este Decreto;

II. La vigencia de los contratos no podrá exceder del 31 de diciembre del 2004;

III. La persona que se contrate no deberá realizar actividades o funciones equivalentes a las que desempeñe el personal de plaza presupuestaria, salvo en el caso previsto en el párrafo siguiente.

Cuando por las necesidades temporales de la dependencia o entidad sea indispensable realizar contrataciones para desempeñar actividades o funciones equivalentes a las del personal de plaza presupuestaria, se requerirán las autorizaciones de la Secretaría y la Función Pública, previo dictamen técnico y funcional de la misma manera que se requiere para la creación de plazas de estructura;

IV. Los contratos deberán registrarse ante la Secretaría y la Función Pública, dentro de los 30 días naturales siguientes a su celebración, y

V. El monto mensual bruto que se pacte por concepto de honorarios, no podrá rebasar los límites autorizados por la Secretaría, quedando bajo la estricta responsabilidad de las dependencias y entidades que la retribución que se fije en el contrato guarde estricta congruencia con las actividades encomendadas al prestador del servicio.

Tratándose de las entidades, además se apegarán a los acuerdos de sus respectivos órganos de gobierno, los que deberán observar y cumplir las disposiciones aplicables.

En todos los casos, los contratos por honorarios deberán reducirse al mínimo indispensable.

En el caso de proyectos financiados con crédito externo, los contratos de prestación de servicios profesionales por honorarios que se celebren, se ajustarán a lo establecido en el presente artículo, salvo que las condiciones de contratación del crédito establezcan disposiciones diferentes.

Los estímulos y el reconocimiento colectivo a que se refieren, respectivamente, los artículos 42 y 43 de este Decreto, sólo podrán cubrirse a las personas físicas contratadas por honorarios que realicen funciones equivalentes a las que desempeña el personal de plaza presupuestaria, previa justificación técnica y funcional y cuya contratación haya sido expresamente autorizada por la Secretaría y la Función Pública. El pago de dichos estímulos y el reconocimiento se sujetará a las reglas establecidas en los citados preceptos y a las disposiciones aplicables.

La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, supervisarán que las dependencias y entidades cumplan con lo dispuesto en este artículo.

ARTÍCULO 46. Los Poderes Legislativo y Judicial, así como los entes públicos federales, podrán otorgar estímulos, incentivos o reconocimientos, o ejercer gastos equivalentes a los mismos, de acuerdo con las disposiciones que para estos efectos emitan las autoridades competentes, en los mismos términos de los artículos 42 y 43 de este Decreto.

Asimismo, deberán publicar en el **Diario Oficial de la Federación** a más tardar el 28 de febrero, el Manual de Percepciones para los servidores públicos a su servicio, incluyendo a los Diputados y Senadores al Congreso de la Unión; Ministros de la Suprema Corte de Justicia de la Nación, Magistrados y Jueces del Poder Judicial y Consejeros de la Judicatura Federal; Consejero Presidente, Consejeros Electorales y Secretario Ejecutivo del Instituto Federal Electoral; Presidente y Consejeros de la Comisión Nacional de los Derechos Humanos; así como a los demás servidores públicos de mando; en el que se proporcione la información completa y detallada relativa a las percepciones monetarias y en especie, prestaciones y demás beneficios que se cubran para cada uno de los niveles jerárquicos que los conforman.

Adicionalmente, deberán publicar en el **Diario Oficial de la Federación** en la fecha antes señalada, la estructura ocupacional que contengan la integración de los recursos aprobados en el capítulo de servicios personales, con la desagregación de su plantilla total, incluidas las plazas a que se refiere el párrafo anterior, junto con las del personal operativo, eventual y el contratado bajo el régimen de honorarios, en el que se identifiquen todos los conceptos de pago y aportaciones de seguridad social que se otorguen con base en disposiciones emitidas por sus órganos competentes, así como la totalidad de las plazas vacantes con que cuenten a dicha fecha.

En tanto no se publiquen en el **Diario Oficial de la Federación** las disposiciones a que se refieren los párrafos primero y segundo de este artículo, no procederá el pago de estímulos, incentivos, reconocimientos, o gastos equivalentes a los mismos.

El monto de percepciones totales que se cubra a favor de la máxima representación del Poder Legislativo y de los Titulares del Poder Judicial y entes públicos federales, no podrá rebasar la percepción total asignada al Titular del Ejecutivo Federal.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán incluir en sus respectivos proyectos de presupuesto para el siguiente ejercicio fiscal, la información a que se refiere el párrafo tercero de este artículo.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, serán responsables de proporcionar a la Auditoría Superior de la Federación la información a que se refiere este artículo.

CAPÍTULO V

De las Adquisiciones y Obras Públicas

ARTÍCULO 47. Para los efectos de los artículos 42 de la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público, y 43 de la Ley de Obras Públicas y Servicios Relacionados con las Mismas, los montos máximos de adjudicación directa y los de adjudicación mediante invitación a cuando menos tres personas, de las adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, que podrán realizar las dependencias y entidades, serán los señalados en el Anexo 13 de este Decreto.

En el caso de las dependencias y los órganos administrativos desconcentrados listados en los capítulos de compras del sector público de los tratados de libre comercio, las contrataciones previstas por dichos tratados relativas a adquisiciones, arrendamientos, prestación de servicios, obras públicas y servicios relacionados con éstas, deberán licitarse cuando el monto de ellas supere cualquiera de los umbrales establecidos en los mismos, salvo que tales contrataciones sean incluidas como reserva a dichos tratados o se cumpla con algún supuesto de excepción a la licitación pública en los términos de los referidos capítulos.

Los montos establecidos deberán considerarse sin incluir el importe del Impuesto al Valor Agregado.

Será obligación de las dependencias y entidades publicar las adquisiciones y obra pública que realicen, en términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

CAPÍTULO VI

De la Inversión Pública

ARTÍCULO 48. Los titulares de las dependencias y entidades, así como los servidores públicos autorizados para ejercer recursos públicos de las mismas, deberán observar las disposiciones aplicables en materia de inversión pública que emita la Secretaría.

Las dependencias y entidades podrán ejercer los montos para programas y proyectos de inversión autorizados en este Presupuesto, cuando en los términos de las disposiciones emitidas por la Secretaría, se haya cumplido con la obligación de presentar el análisis costo y beneficio de los mismos en el que se muestre que son susceptibles de generar beneficios netos para la sociedad, y se encuentren registrados en la cartera de programas y proyectos de inversión que integra la Secretaría.

Las dependencias y entidades podrán destinar los recursos provenientes de ahorros y economías presupuestarias, así como de ingresos excedentes a que se refiere el artículo 23 de este Decreto, a los programas y proyectos de inversión que cuenten con el análisis costo y beneficio correspondiente y sean susceptibles de iniciarse en el presente ejercicio, los cuales se detallan en el Tomo VI de este Presupuesto.

Los titulares de las dependencias y entidades, así como los servidores públicos autorizados para ejercer recursos públicos de las mismas, serán responsables de:

I. Identificar el gasto de capital y el gasto asociado a éste, en programas y proyectos de inversión que contribuyan al cumplimiento de los objetivos, metas e indicadores de desempeño de los mismos de acuerdo al presupuesto autorizado;

II. Que los programas y proyectos de inversión que realicen, comprendidos en los tomos IV y VI de este Presupuesto, generen beneficios netos y cuenten con la autorización de inversión correspondiente, en los términos de las disposiciones aplicables;

III. Otorgar prioridad a la realización de los programas y proyectos de inversión que generen mayores beneficios netos;

IV. Observar las disposiciones emitidas por la Secretaría respecto del análisis costo y beneficio, ejecución y seguimiento de los programas y proyectos a que se refiere este artículo;

V. Aprovechar al máximo la mano de obra e insumos locales y la capacidad instalada, asegurando las mejores condiciones en cuanto a precio, calidad, financiamiento, oportunidad y demás circunstancias pertinentes en los contratos que se celebren, considerando lo previsto en los tratados internacionales en la materia y demás disposiciones aplicables;

VI. Estimular la coinversión con los sectores social y privado y con los distintos órdenes de gobierno, en proyectos de infraestructura;

VII. Ejercer recursos en programas y proyectos financiados total o parcialmente con crédito externo, siempre que la totalidad de los recursos correspondientes se encuentren previstos en sus respectivos presupuestos aprobados y se cuente con la autorización de la Secretaría, en los términos de las disposiciones aplicables.

En los créditos externos que contraten las entidades conforme a lo establecido en el párrafo anterior, éstas deberán obligarse a cubrir con recursos propios el servicio de la deuda que los créditos generen.

Cuando las dependencias y entidades apoyadas presupuestariamente no ejerzan con oportunidad los recursos comprometidos o no cumplan con los objetivos y metas establecidos en los programas y proyectos financiados con crédito externo, la Secretaría podrá realizar el traspaso de recursos de la dependencia o entidad correspondiente para cubrir el pago de las comisiones que ocasione el diferimiento en la operación de los programas;

VIII. Realizar las inversiones financieras cuando sean estrictamente necesarias, con la autorización de la Secretaría, y orientarlas a los programas sectoriales de mediano plazo, y

IX. Reportar a la Secretaría sobre el desarrollo de los programas y proyectos de inversión, incluyendo la comparación de los beneficios netos considerados en el análisis costo y beneficio con base en el cual se les asignaron los recursos, con aquéllos efectivamente generados; los avances físicos y financieros, y la evolución de los compromisos en el caso de los proyectos a que se refiere el artículo 50 de este Decreto.

La Secretaría deberá difundir conforme a lo establecido en el párrafo primero del artículo 65 de este Decreto, los análisis costo y beneficio de los programas y proyectos de inversión autorizados, salvo aquella información que la propia dependencia o entidad interesada haya señalado por escrito como de carácter reservado.

ARTÍCULO 49. Los programas y proyectos de inversión que se señalan en este artículo deberán contar con el dictamen favorable de un experto sobre el análisis de factibilidad técnica, económica y ambiental y, en su caso, sobre el proyecto ejecutivo de obra pública. Antes de iniciar alguno de los procedimientos de contratación previstos en las disposiciones aplicables, las dependencias y entidades deberán obtener y enviar el dictamen en los términos que establezca la Secretaría, para:

I. Los nuevos proyectos de infraestructura productiva de largo plazo;

II. Los nuevos programas y proyectos de inversión presupuestaria en infraestructura de hidrocarburos, eléctrica y de transporte, incluyendo carreteras, cuyo monto total de inversión sea mayor a 100 millones de pesos y, en el caso de infraestructura hidráulica, mayor a 50 millones de pesos, y

III. Las adiciones que representen un incremento mayor a 25 por ciento, en términos reales, del monto total de inversión originalmente autorizado de programas y proyectos de inversión, tanto de infraestructura productiva de largo plazo a que se refiere la fracción I de este artículo, como de inversión presupuestaria cuyo monto total y tipo de infraestructura correspondan a lo señalado en la fracción II.

Los honorarios del dictaminador deberán cubrirse por las propias dependencias y entidades con cargo a sus respectivos presupuestos o, en su caso, en los términos que establezca la Secretaría.

La Secretaría integrará la relación de los programas y proyectos de inversión a que se refiere este artículo que hayan sido dictaminados, incluyendo el sentido del dictamen y el responsable de su elaboración de acuerdo con la información remitida por las dependencias y entidades, e incorporará esta relación en los informes trimestrales.

ARTÍCULO 50. Sólo podrán ser autorizados como proyectos de infraestructura productiva de largo plazo en los términos establecidos en los artículos 18, párrafo tercero, de la Ley General de Deuda Pública; 30 párrafo segundo, de la Ley de Presupuesto, Contabilidad y Gasto Público Federal; 17 fracción VIII, 21, 38-A, 38-B y 108-A de su Reglamento, y en las disposiciones emitidas por la Secretaría, los compromisos que asuman las entidades incluidas en el Anexo 1.D. de este Decreto, para adquirir en propiedad bienes de infraestructura productivos construidos por el sector privado y financiados por el mismo o por terceros.

La adquisición de los bienes productivos a que se refiere el párrafo anterior, únicamente podrá darse por las siguientes causas:

I. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión directa, por ser el objeto principal de un contrato, o

II. Tratándose de proyectos de infraestructura productiva de largo plazo considerados como de inversión condicionada, por tener la obligación de adquirirlos, habiéndose derivado esta obligación del incumplimiento por parte de la entidad o por causas de fuerza mayor, ambas previstas expresamente en un contrato cuyo objeto principal no sea dicha adquisición, sino el suministro de algún bien o servicio a la entidad.

Las entidades no podrán celebrar contratos en la modalidad de proyectos de infraestructura productiva de largo plazo, si no se pacta de forma específica la inversión correspondiente y, en su caso, los términos y condiciones de los cargos financieros que se causen.

Las entidades únicamente podrán realizar pagos, a partir de que reciban a su satisfacción los bienes y servicios materia del contrato, y éstos se encuentren en condiciones de generar los ingresos que permitan cumplir con las obligaciones pactadas.

Los pagos que las entidades deban efectuar por causas de incumplimiento contractual, diferentes a las establecidas en la fracción II de este artículo, no podrán tener el tratamiento de proyecto de infraestructura productiva de largo plazo, y deberán ser cubiertos con cargo a sus respectivos presupuestos.

Los ingresos que genere cada proyecto de infraestructura productiva de largo plazo, durante la vigencia de su financiamiento, sólo podrán destinarse al pago de las obligaciones fiscales atribuibles al propio proyecto, las de inversión física y costo financiero del mismo, así como de todos sus gastos de operación y mantenimiento y demás gastos asociados, de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los remanentes serán destinados a programas y proyectos de inversión de las propias entidades, distintos a proyectos de infraestructura productiva de largo plazo o al gasto asociado de éstos. Las entidades deberán informar a la Secretaría sobre el origen, monto y destino de los remanentes a que se refiere este párrafo, en los términos de las disposiciones aplicables. En el Tomo IV de este Presupuesto se especifican a nivel de flujo los ingresos y las erogaciones para cubrir las obligaciones de cada proyecto.

Los proyectos de infraestructura productiva de largo plazo autorizados deberán llevar registros con el objeto de identificar los montos equivalentes a los ingresos netos disponibles antes de cubrir las obligaciones fiscales y una vez cubiertas las erogaciones necesarias para obtenerlos. Los ingresos netos deberán ser medidos en términos de los flujos de efectivo que genere cada proyecto hasta el finiquito del contrato respectivo por el pago total.

Para efectos de los informes trimestrales, las dependencias y entidades deberán enviar a la Secretaría el informe sobre el avance físico y financiero, así como la evolución de compromisos y los flujos de ingresos y gastos de cada proyecto de infraestructura productiva de largo plazo que tengan autorizado en este Presupuesto.

Los titulares de las entidades y de las correspondientes dependencias coordinadoras de sector deberán participar semestralmente y de forma indelegable en una sesión de la Comisión Intersecretarial de Gasto Financiamiento, a nivel de titulares, a efecto de presentar un reporte sobre los proyectos de infraestructura productiva de largo plazo que tengan autorizados en este Presupuesto.

Para los proyectos de infraestructura productiva de largo plazo a iniciar mediante alguno de los procedimientos de contratación previstos en las disposiciones aplicables, se procurará que los compromisos futuros que éstos originen, acumulados a aquéllos de los proyectos que ya hubieran iniciado algún procedimiento de contratación, o que ya estuvieran operando, sean acordes con las posibilidades agregadas de gasto y de financiamiento del sector público federal.

El Ejecutivo Federal informará en la Cuenta Pública, de manera clara y precisa sobre la evolución de estos proyectos, de conformidad con las disposiciones aplicables.

ARTÍCULO 51. En el presente ejercicio fiscal se faculta al Ejecutivo Federal para comprometer nuevos proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, por la cantidad señalada en el Anexo 14.A. del Decreto, correspondientes a la Comisión Federal de Electricidad.

El monto autorizado correspondiente a los proyectos de infraestructura productiva de largo plazo de inversión directa y condicionada, aprobados en ejercicios fiscales anteriores, asciende a la cantidad señalada en el Anexo 14.B. de este Decreto. Las variaciones en los compromisos de cada uno de dichos proyectos se detallan en el Tomo IV de este Presupuesto.

La suma de los montos autorizados de proyectos aprobados en ejercicios fiscales anteriores y los montos para nuevos proyectos se presentan en el Anexo 14.C. de este Decreto.

Los compromisos correspondientes a proyectos de infraestructura productiva de largo plazo de inversión directa autorizados en ejercicios fiscales anteriores, se detallan en el Anexo 14.D. de este Decreto, y comprenden exclusivamente los costos asociados a la adquisición de los activos, excluyendo los relativos al financiamiento en el periodo de operación de dichos proyectos.

Los proyectos de infraestructura productiva de largo plazo de inversión condicionada, tendrán el tratamiento de proyectos de infraestructura productiva de largo plazo de inversión directa, sólo en el caso de que surja la obligación de adquirir los bienes en los términos del contrato respectivo. En caso de que surja la obligación de adquirir dichos bienes en el presente ejercicio fiscal, el monto máximo de compromiso de inversión será aquél establecido en el Anexo 14.E. de este Decreto.

Las previsiones necesarias para cubrir las obligaciones de inversión física por concepto de amortizaciones y costo financiero de los proyectos de infraestructura productiva de largo plazo de inversión directa, que tienen efectos en el gasto del presente ejercicio en los términos de las disposiciones aplicables, se incluyen en el Anexo 14.F. de este Decreto. Dichas previsiones se especifican a nivel de flujo en el Tomo IV de este Presupuesto y reflejan los montos presupuestarios autorizados, así como un desglose por proyecto.

Los montos de cada uno de los proyectos a que se refiere este artículo se detallan en el Tomo IV de este Presupuesto.

CAPÍTULO VII
De los Subsidios y Transferencias

ARTÍCULO 52. El Ejecutivo Federal, por conducto de la Secretaría, autorizará la ministración de los subsidios y transferencias que con cargo a los presupuestos de las dependencias y entidades se prevén en este Decreto.

Los titulares de las dependencias y entidades con cargo a cuyos presupuestos se autorice la ministración de subsidios y transferencias, serán responsables, en el ámbito de sus competencias, de que éstos se otorguen y ejerzan conforme a lo establecido en este Decreto y en las demás disposiciones aplicables.

Las dependencias y entidades deberán prever en las reglas de operación a que se refiere el artículo 55 de este Decreto o en los instrumentos jurídicos a través de los cuales se canalicen subsidios, la obligación de reintegrar a la Tesorería de la Federación los recursos que no se destinen a los fines autorizados y aquéllos que al cierre del ejercicio no se hayan devengado. Lo anterior, sin perjuicio de las adecuaciones presupuestarias que se realicen durante el ejercicio para un mejor cumplimiento de los objetivos de los programas, en los términos del artículo 16 de este Decreto.

Los subsidios cuyos beneficiarios sean los gobiernos de las entidades federativas y, en su caso, de los municipios, se considerarán devengados a partir de la entrega de los recursos a dichos órdenes de gobierno.

El Ejecutivo Federal, por conducto de la Secretaría, previa opinión de la dependencia coordinadora de sector, podrá reducir, suspender o terminar la ministración de los subsidios y las transferencias, cuando las dependencias o entidades no cumplan, en lo conducente, con lo previsto en los artículos 20 y 54 de este Decreto.

Asimismo, las dependencias o la Secretaría, podrán suspender las ministraciones de recursos a los órganos administrativos desconcentrados o a las entidades, cuando éstos no remitan, en un plazo de 35 días hábiles, la información solicitada en los términos requeridos, en materia de subsidios, transferencias y programas a que se refiere el artículo 55 de este Decreto. Las dependencias que suspendan la ministración de recursos deberán informar al respecto a la Secretaría, a más tardar el día hábil siguiente en que tomen dicha medida.

ARTÍCULO 53. Los subsidios deberán sujetarse a los criterios de objetividad, equidad, transparencia, publicidad, selectividad, oportunidad y temporalidad, con base en lo siguiente:

I. Identificar con precisión a la población objetivo, tanto por grupo específico como por región del país, entidad federativa y municipio, y en el caso de los productores rurales, a fin de establecer su elegibilidad bajo criterios de equidad, su tipología en función del tipo y tamaño de la tenencia de la tierra;

II. En su caso prever montos máximos por beneficiario y por porcentaje del costo total del proyecto.

En los programas de beneficio directo a individuos o grupos sociales, los montos y porcentajes se establecerán con base en criterios redistributivos que deberán privilegiar a la población de menos ingresos y procurar la equidad entre regiones y entidades federativas, sin demérito de la eficiencia en el logro de los objetivos.

Lo dispuesto en esta fracción sólo será aplicable para los subsidios o programas correspondientes al gasto programable, fideicomisos, y los que provengan de recursos propios de entidades;

III. Garantizar que el mecanismo de distribución, operación y administración otorgue acceso equitativo a todos los grupos sociales y géneros;

IV. Garantizar que los recursos se canalicen exclusivamente a la población objetivo y asegurar que el mecanismo de distribución, operación y administración facilite la obtención de información y la evaluación de los beneficios económicos y sociales de su asignación y aplicación; así como evitar que se destinen recursos a una administración costosa y excesiva;

V. Incorporar mecanismos periódicos de seguimiento, supervisión y evaluación que permitan ajustar las modalidades de su operación o decidir sobre su terminación;

VI. En su caso, buscar fuentes alternativas de ingresos para lograr una mayor autosuficiencia y una disminución o terminación de los apoyos con cargo a recursos presupuestarios;

VII. Asegurar la coordinación de acciones entre dependencias y entidades, para evitar duplicación en el ejercicio de los recursos y reducir gastos administrativos;

VIII. Garantizar la oportunidad y temporalidad en su otorgamiento;

IX. Procurar que sea el medio más eficaz y eficiente para alcanzar los objetivos y metas que se pretenden;

X. Informar en los términos del artículo 68 de este Decreto, incluyendo el importe de los recursos. Asimismo, las dependencias y entidades que otorguen subsidios deberán remitir a la Secretaría un análisis sobre las acciones que se llevarán a cabo para eliminar la necesidad de su posterior otorgamiento;

XI. La información por montos de subsidios y beneficiarios deberá ser pública, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental; contemplando al menos que esté en la página de Internet de la dependencia o entidad responsable del programa, y que se publique posteriormente a su aplicación;

XII. En todos los casos se deberá prever el otorgamiento de plazos razonables para la inscripción de los candidatos a recibir los subsidios cuando ésta se requiera, mismo que en ningún caso será menor a 10 días hábiles.

Las transferencias destinadas a cubrir el déficit de operación y los gastos de administración asociados con el otorgamiento de subsidios de las entidades, serán otorgadas de forma excepcional y temporal, siempre que se justifique ante la Secretaría su beneficio económico y social. Estas transferencias se sujetarán a lo establecido en las fracciones V, VI y VIII a X de este artículo, y

XIII. Las dependencias que ejercen recursos provenientes de subsidios del Gobierno Federal deberán como criterio general favorecer la generación de empleo para los jóvenes egresados de las instituciones de educación media superior, técnica superior, superior y normal.

ARTÍCULO 54. Las dependencias y entidades deberán informar a la Secretaría previamente a la realización de cualquier modificación en el alcance o modalidades de sus programas, políticas de precios, adquisiciones, arrendamientos, garantías de compra o de venta, cambios en la población objetivo, o cualquier otra acción que implique variaciones en los subsidios y las transferencias presupuestadas, o en los resultados de su balance primario. Cuando dichas modificaciones impliquen una adecuación presupuestaria o una modificación en los alcances de los programas, se requerirá autorización de la Secretaría, sujetándose en su caso a lo establecido en el artículo 23 de este Decreto en materia de ampliaciones líquidas.

Para evitar la duplicación en el ejercicio de los recursos a que se refiere la fracción VII del artículo 53 de este Decreto, la Secretaría con base en un análisis programático efectuará las adecuaciones presupuestarias que correspondan.

CAPÍTULO VIII
De las Reglas de Operación para Programas

ARTÍCULO 55. Con el objeto de asegurar la aplicación eficiente, eficaz, oportuna, equitativa y transparente de los recursos públicos, los programas que deberán sujetarse a reglas de operación son aquéllos señalados en el Anexo 15 de este Decreto, y aquellos que al sujetarse a reglas de operación, contribuyan de mejor manera a cumplir el Acuerdo Nacional para el Campo y la Ley de Desarrollo Rural Sustentable. El Ejecutivo Federal, por conducto de la Secretaría, podrá seleccionar durante el ejercicio fiscal otros programas que por razones de su impacto social, deban sujetarse a reglas de operación.

Los Programas sujetos a reglas de operación deberán observar lo siguiente:

I. Las dependencias, las entidades a través de sus respectivas coordinadoras sectoriales, y las entidades no coordinadas sectorialmente, serán responsables de emitir las reglas de operación o, en su caso, las modificaciones a aquéllas que continúen vigentes, previa autorización de la Secretaría y dictamen de la Comisión Federal de Mejora Regulatoria.

Las dependencias al elaborar las reglas o modificaciones deberán observar los criterios generales emitidos en este Decreto, así como a los criterios generales establecidos por la Secretaría y la Función Pública, y los que emita la Comisión Federal de Mejora Regulatoria. A dichos criterios se adicionará la obligación de presentar indicadores de resultados desagregados por sexo y por grupo de edad, y la de garantizar un acceso equitativo y no discriminatorio de las mujeres e indígenas a los beneficios de los programas. Además las reglas de operación deberán propiciar la protección del medio ambiente y de los recursos naturales.

Las reglas de operación deberán ser claras y precisas, a efecto de ser difundidas entre la población a través de los medios de comunicación, con el objeto de que puedan presentar sus proyectos oportunamente.

En el caso de los programas que inician su operación en el presente ejercicio fiscal, será responsabilidad de los titulares de las dependencias o entidades, presentar sus proyectos de reglas de operación a más tardar el último día hábil de enero.

Para aquellos programas enlistados en los anexos 15 y 17, únicamente podrán exigirse los requisitos o disposiciones establecidos en sus reglas de operación autorizadas, incluyendo los de sus anexos de ejecución. Dichos requisitos o disposiciones, deberán coadyuvar al ágil y expedito ejercicio de los recursos;

II. La Secretaría y la Comisión Federal de Mejora Regulatoria deberán emitir, respectivamente, la autorización y el dictamen a que se refiere la fracción anterior, a más tardar a los 10 días hábiles posteriores a que sean presentados los proyectos de reglas de operación o de modificaciones a las mismas.

Para emitir su autorización, la Secretaría deberá vigilar exclusivamente que el programa no se contraponga, afecte, o presente duplicidades con otros programas y acciones del Gobierno Federal en cuanto a su diseño, beneficios, apoyos otorgados y población objetivo, así como que se cumplan las disposiciones aplicables;

La Secretaría dentro de un plazo de 10 días hábiles contados a partir de que sean autorizadas las reglas de operación deberá iniciar la entrega de los recursos presupuestales asignados a las dependencias y entidades de acuerdo al calendario.

III. Las dependencias publicarán en el **Diario Oficial de la Federación** las reglas de operación o, en su caso, las modificaciones a las mismas, a más tardar a los 5 días hábiles posteriores a que obtengan la autorización y el dictamen a que se refiere la fracción I de este artículo. En su caso, deberán inscribir o modificar la información que corresponda en el Registro Federal de Trámites y Servicios, de conformidad con el Título Tercero A de la Ley Federal de Procedimiento Administrativo. Asimismo, deberán poner dichas reglas a disposición de la población en sus oficinas estatales y en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los recursos correspondientes a los programas que inician su operación en el presente ejercicio fiscal, no podrán ejercerse hasta que sean publicadas sus respectivas reglas de operación.

Los recursos correspondientes a programas incluidos en el Anexo 15 de este Decreto que continúan su operación en el presente ejercicio, podrán ejercerse conforme a sus respectivas reglas vigentes hasta la emisión, en su caso, de nuevas reglas o modificaciones en los términos de este artículo;

Las reglas de operación de todos los programas deberán ser publicadas en el **Diario Oficial de la Federación**, a más tardar el 15 de febrero de 2004.

IV. Las dependencias y las entidades a través de su coordinadora sectorial, deberán cumplir con los siguientes requisitos de información:

a) Enviar a la Cámara por conducto de las comisiones correspondientes, turnando copia a la Secretaría y a la Función Pública, informes trimestrales sobre el presupuesto ejercido, a nivel de capítulo y concepto de gasto, así como el cumplimiento de las metas y objetivos, con base en los indicadores de resultados previstos en las reglas de operación. Dichos informes se deberán presentar a más tardar a los 15 días hábiles posteriores a la terminación de cada trimestre, salvo en el caso de programas que operen en zonas rurales aisladas y de difícil acceso, que cuenten con las autorizaciones de las Comisiones para remitir la información en un plazo distinto, y

b) Presentar la evaluación de resultados de cada programa a la Comisión de Presupuesto y Cuenta Pública de la Cámara, a la Secretaría y a la Función Pública, a más tardar el 15 de octubre, a efecto de que los resultados sean considerados en el proceso de análisis y aprobación del Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal. Dicha evaluación deberá informar los recursos entregados a los beneficiarios e incorporar un apartado específico sobre el impacto y resultados de los programas sobre el bienestar, la equidad, la igualdad y la no discriminación de las mujeres.

El costo de la evaluación deberá cubrirse con cargo a sus respectivos presupuestos y realizarse por instituciones académicas y de investigación u organismos especializados, de carácter nacional, que cuenten con reconocimiento y experiencia en las respectivas materias de los programas, en los términos de las disposiciones emitidas por la Secretaría y la Función Pública, en el ámbito de sus competencias.

Las evaluaciones de los programas, serán responsabilidad de la Cámara y se realizarán conforme a lo dispuesto por las Comisiones Unidas para el Desarrollo Rural Sustentable.

Las dependencias y entidades, en los términos del artículo 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal, podrán realizar contrataciones para que las evaluaciones a que se refiere este artículo abarquen varios ejercicios fiscales.

El costo de la evaluación de resultados del Fondo de Desastres Naturales será cubierto con cargo a los recursos del mismo. La Secretaría de Gobernación, en su carácter de coordinadora de los programas de protección civil, será la dependencia responsable de realizar la contratación respectiva y la entrega de resultados.

En el caso de los programas que inician su operación en el presente ejercicio fiscal, no será necesario presentar la evaluación a que se refiere este inciso; en su caso, podrá presentarse una evaluación parcial en la medida que sea factible reportar resultados.

Las dependencias y entidades deberán informar a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, sobre las instituciones que llevarán a cabo las evaluaciones, a más tardar el

30 de abril. Asimismo, deberán difundir dichas evaluaciones a través de sus respectivas páginas electrónicas en internet;

V. Con el objeto de coadyuvar a una visión integral de los programas a que se refiere el Anexo 15 de este Decreto, las dependencias y entidades que participen en dichos programas, promoverán la celebración de convenios o acuerdos interinstitucionales con el fin de fortalecer la coordinación, evitar duplicidad en la consecución de los objetivos de los programas y dar cumplimiento a los criterios establecidos en el artículo 53 de este Decreto. Las dependencias y entidades participantes, una vez suscritos los convenios o acuerdos interinstitucionales, deberán publicarlos en el **Diario Oficial de la Federación** dentro de un plazo de 15 días naturales posteriores a la celebración de los mismos; además de enviarlos a las comisiones correspondientes de la Cámara, y

VI. Las dependencias y entidades podrán celebrar convenios con personas morales sin fines de lucro, consideradas organizaciones de la sociedad civil, para su participación en la ejecución de los programas a que se refiere el Anexo 15 de este Decreto. Para estos fines, los modelos de convenio, previo a su formalización, deberán ser publicados en el **Diario Oficial de la Federación**, señalando de manera precisa la forma en que se dará seguimiento al ejercicio de los recursos. En el caso de los programas enlistados en el Anexo 17, los convenios a que se refiere este párrafo podrán celebrarse con organizaciones de mujeres, jóvenes, adultos mayores y productores rurales.

Para la formalización de estos convenios, las dependencias y entidades deberán tomar en cuenta la opinión de los ejecutivos de las entidades federativas cuando así corresponda.

Las dependencias y entidades deberán enviar a la Cámara, por conducto de las comisiones correspondientes, así como a la Secretaría y a la Función Pública, informes sobre el presupuesto ejercido entregado a los beneficiarios, a nivel de capítulo y concepto de gasto, así como sobre el cumplimiento de los objetivos y metas de los convenios formalizados con las organizaciones a que se refiere la presente fracción. Dichos informes deberán presentarse a más tardar a los 15 días hábiles posteriores a la terminación de cada trimestre, salvo en el caso de programas que operen en zonas rurales aisladas y de difícil acceso, que cuenten con las autorizaciones de las Comisiones para remitir la información en un plazo distinto.

ARTÍCULO 56. Las dependencias y entidades que tengan a su cargo los programas señalados en el Anexo 15 de este Decreto, deberán cumplir con las obligaciones establecidas en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Asimismo, deberán observar las siguientes disposiciones para fomentar la transparencia de dichos programas:

I. La papelería, documentación oficial, así como la publicidad y promoción que adquieran las dependencias y entidades para los programas a que se refiere el Anexo 15 de este Decreto, deberán incluir la siguiente leyenda: "Este programa es de carácter público, no es patrocinado ni promovido por partido político alguno y sus recursos provienen de los impuestos que pagan todos los contribuyentes. Está prohibido el uso de este programa con fines políticos, electorales, de lucro y otros distintos a los establecidos. Quien haga uso indebido de los recursos de este programa deberá ser denunciado y sancionado de acuerdo con la ley aplicable y ante la autoridad competente". En el caso del Programa de Desarrollo Humano Oportunidades, deberá incluirse la leyenda establecida en el artículo 60 de este Decreto;

II. Los programas que contengan padrones de beneficiarios, deberán publicar los mismos conforme a lo previsto en la Ley de Información Estadística y Geográfica, así como en la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental. Los programas deberán identificar en sus padrones o listados de beneficiarios a las personas físicas, en lo posible, con la Clave Única de Registro de Población; y en el caso de personas morales con la Clave de Registro Federal de Contribuyentes;

III. Las dependencias y entidades que tengan a su cargo la ejecución de los programas del Consejo Nacional de Fomento Educativo (CONAFE); del Instituto Nacional para la Educación de los Adultos (INEA); de IMSS-Oportunidades; de Atención a Personas con Discapacidad a cargo del DIF; de Atención a Población con Vulnerabilidad Social a cargo del DIF; de Apoyo a la Capacitación (PAC); de Apoyo al Empleo (PAE); de Apoyo Alimentario, a cargo de Diconsa, S.A. de C.V.; de Desarrollo Humano Oportunidades; y, del Fondo Nacional de Apoyo Económico a la Vivienda (FONAEVI); deberán publicar en el **Diario Oficial de la Federación** durante el primer bimestre del ejercicio fiscal, el monto asignado y la distribución de la población objetivo de cada programa social por entidad federativa;

IV. La Secretaría de Desarrollo Social en el caso del Programa de Abasto Social de Leche, a cargo de Liconsa, S.A. de C.V., actualizará permanentemente los padrones y publicará en el **Diario Oficial de la Federación** durante el primer bimestre del ejercicio fiscal, el número de beneficiarios por entidad federativa y municipio, y

V. En el Programa Cruzada Nacional por la Calidad de los Servicios de Salud y el Programa Escuelas de Calidad, las Secretarías de Salud y de Educación Pública, darán prioridad a las localidades en donde ya opera el Programa de Desarrollo Humano Oportunidades.

ARTÍCULO 57. Los programas de subsidios del Ramo Administrativo 20 Desarrollo Social se destinarán exclusivamente a la población en condiciones de pobreza y de marginación de acuerdo con los criterios oficiales dados a conocer por la Secretaría de Desarrollo Social, a través de acciones que promuevan el desarrollo integral de las personas, comunidades y familias, la generación de ingresos y de empleos, y el desarrollo local, urbano y regional, tomando en consideración los criterios que propongan las entidades federativas. Los recursos de dichos programas se ejercerán conforme a las reglas de operación emitidas y las demás disposiciones aplicables.

Para estos fines, el Ramo Administrativo 20 considera la siguiente estructura:

I. Los programas para el Desarrollo Local (Microrregiones), de Opciones Productivas; Hábitat; de Empleo Temporal; de Atención a Jornaleros Agrícolas; de Atención a Adultos Mayores en Zonas Rurales; y, de Iniciativa Ciudadana 3x1, y

II. Los programas de Vivienda Rural, a cargo del Fideicomiso Fondo Nacional de Habitaciones Populares, FONHAPO; así como de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.; de Abasto Rural y de Apoyo Alimentario, a cargo de Diconsa, S.A. de C.V.; de Desarrollo Humano Oportunidades; de Coinversión Social; del Fondo Nacional para el Fomento de las Artesanías, FONART; del Instituto Nacional de las Personas Adultas Mayores, INAPAM; y, del Fondo Nacional de Apoyo Económico a la Vivienda FONAEVI.

Se adicionan al Ramo 20 Desarrollo Social, 50 millones de pesos para el Programa Hábitat, los cuales deberán aplicarse, en partes iguales, a la conservación de las ciudades mexicanas declaradas Patrimonio Mundial por la UNESCO: Campeche, Ciudad de México, Guanajuato, Morelia, Oaxaca, Puebla, Querétaro, Tlacotalpan, Zacatecas y eventualmente, San Luis Potosí. Los recursos aportados por la Federación serán de hasta 50% del monto de los proyectos, correspondiendo el 50% restante a la aportación local, ya sea estatal, municipal y de los sectores social y privado.

En los términos de los convenios de coordinación suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos estatales, se impulsará el trabajo corresponsable en materia de superación de pobreza y marginación, y se promoverá el desarrollo humano, familiar, comunitario y productivo.

Este instrumento promoverá que las acciones y recursos dirigidos a la población en situación de pobreza se efectúen en un marco de coordinación de esfuerzos, manteniendo en todo momento el respeto a los órdenes de gobierno así como el fortalecimiento del respectivo Comité de Planeación para el Desarrollo Estatal.

Derivado de este instrumento se suscribirán acuerdos y convenios de coordinación y anexos de ejecución en los que se establecerán: la distribución de los recursos de cada programa por región de acuerdo con sus condiciones de rezago, marginación y pobreza, indicando en lo posible la asignación correspondiente a cada municipio; las atribuciones y responsabilidades de la federación, estados y municipios y, las asignaciones presupuestarias de los órdenes de gobierno que concurran en sujeción a los programas concertados.

Una vez suscritos estos convenios, la Secretaría de Desarrollo Social deberá publicarlos en el **Diario Oficial de la Federación**, en un plazo no mayor de 10 días hábiles.

Con el objeto de fortalecer y coadyuvar en la visión integral de los programas para el Desarrollo Social, se promoverá la celebración de convenios, acuerdos o bases de coordinación interinstitucional entre las dependencias y entidades que participen en ellos, a fin de dar cumplimiento a los criterios establecidos en este Decreto.

Con el propósito de fortalecer la Estrategia Nacional de Atención a Microrregiones, las dependencias y entidades que participen en ella, identificarán las acciones que se desarrollen en este ámbito de acción e informarán a la Secretaría de Desarrollo Social, dentro de los 20 días naturales posteriores a cada trimestre, los avances físicos y presupuestarios en el ejercicio de dichas acciones, a nivel de localidad.

Cuando la Secretaría, la Función Pública o la Secretaría de Desarrollo Social, en el ámbito de sus respectivas competencias, detecten faltas de comprobación, desviaciones, incumplimiento a los convenios o acuerdos, o incumplimiento en la entrega oportuna de información relativa a avances y metas alcanzadas, la Secretaría de Desarrollo Social, después de escuchar la opinión del gobierno estatal, podrá suspender la radicación de los recursos federales e inclusive solicitar su reintegro, sin perjuicio de lo establecido en las disposiciones aplicables.

Para el control de los recursos que se asignen a los estados, la Función Pública convendrá con los gobiernos estatales, los programas o las actividades que permitan garantizar el cumplimiento de las disposiciones aplicables.

Los ejecutores de los programas deberán informar trimestralmente a las entidades federativas y a la Secretaría de Desarrollo Social los avances de ejecución físicos y financieros.

ARTÍCULO 58. Los fideicomisos públicos de fomento, las instituciones nacionales de seguros, las sociedades nacionales de crédito y las demás entidades financieras, otorgarán su financiamiento o contratarán sus seguros, a través de las instituciones financieras privadas que asuman parcial o totalmente el riesgo de recuperación de estos créditos o la cobertura del siniestro.

Asimismo, se deberá prever que los recursos que se otorguen se canalicen a proyectos productivos que sean viables técnica y financieramente, con base en el dictamen y aprobación previa del comité integrado por las dependencias competentes en los sectores que se financien, así como, en su caso, prever esquemas de recuperación que aseguren la viabilidad financiera de estas instituciones.

Lo dispuesto en el párrafo primero no será aplicable a las operaciones siguientes:

I. Los avales y demás garantías, los cuales no podrán exceder del porcentaje del monto por principal y accesorios del financiamiento que determine el órgano de gobierno de la entidad respectiva, con la conformidad de la Secretaría;

II. La inversión accionaria y los créditos que se otorguen con la finalidad de constituirse como inversión accionaria;

III. Las operaciones realizadas por el Banco Nacional del Ejército, Fuerza Aérea y Armada, S.N.C.;

IV. Los financiamientos otorgados por Nacional Financiera, S.N.C., por un monto total igual al porcentaje que determine el órgano de gobierno con el consentimiento de la Secretaría, en el mes de enero, del total de los financiamientos estimados para el año 2004;

V. Los financiamientos otorgados por el Banco Nacional de Comercio Exterior, S.N.C., por un monto igual al porcentaje que determine su órgano de gobierno con la conformidad de la Secretaría, en el mes de enero, del total de los financiamientos estimados para el año 2004;

VI. Los financiamientos otorgados por la Financiera Rural a los productores y a los intermediarios financieros rurales previstos en la Ley Orgánica de la Financiera Rural, distintos a las instituciones financieras señaladas en el párrafo primero del presente artículo;

VII. Los créditos otorgados por el Instituto del Fondo Nacional para la Vivienda de los Trabajadores, el Fondo de Vivienda del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado, el Fideicomiso Fondo Nacional de Habitaciones Populares y el Fondo Nacional de Apoyo a Empresas en Solidaridad;

VIII. Las operaciones que correspondan a prestaciones de carácter laboral, otorgadas de manera general;

IX. Las operaciones realizadas con el Gobierno Federal, las entidades, las entidades federativas y los municipios;

X. Los financiamientos a proyectos de infraestructura y servicios públicos, que se deriven de concesiones, contratos de prestación de servicios, de obra pública, de vivienda y de parques industriales, permisos y autorizaciones de las autoridades federales, de las entidades federativas y municipios, así como de sus entidades paraestatales y paramunicipales, y

XI. Los financiamientos otorgados por el Fideicomiso de Fomento Minero serán hasta por un monto igual al porcentaje que determine su órgano de gobierno en el primer bimestre del año, mismo que no excederá del 10 por ciento del total de los financiamientos estimados para el año 2004. Dicho porcentaje podrá incrementarse hasta 30 por ciento del total de los financiamientos estimados para dicho año, según se establezca en los convenios de desempeño que al efecto se suscriban en los términos del artículo 29 de este Decreto.

Los programas de financiamiento que se otorguen en condiciones de subsidio ofrecidos por los acreedores mencionados deberán sujetarse a las reglas de operación a que se refiere el artículo 55 de este Decreto. Dichas reglas deberán reunir los requisitos señalados en el artículo 53 de este Decreto.

ARTÍCULO 59. Los programas de garantías que las dependencias y entidades apoyen con recursos presupuestarios, deberán ser operados por conducto de la banca de desarrollo, la Financiera Rural o fondos y fideicomisos de fomento, con el fin de potenciar el impacto de las acciones, administrar el riesgo crediticio y reforzar la transparencia en el seguimiento de la aplicación de dichos recursos, con excepción de aquéllos que por su naturaleza requieran ser operados directamente con los beneficiarios.

Los depósitos vigentes en sociedades nacionales de crédito a la entrada en vigor del presente Decreto, que se hubieran realizado por la Tesorería de la Federación antes de la entrada en vigor de las reformas a la Ley del Servicio de Tesorería de la Federación publicadas en el **Diario Oficial de la Federación** el 17 de noviembre de 1995, serán aplicados en favor de las sociedades nacionales de crédito de que se trate, quienes los registrarán en sus cuentas de resultados. La Tesorería de la Federación corresponderá dicha aplicación mediante la consecuente disminución en sus cuentas de activo y de resultados, considerando tanto el depósito como sus accesorios.

ARTÍCULO 60. Las reglas de operación del Programa de Desarrollo Humano Oportunidades, además de atender lo establecido en el artículo 55 de este Decreto, deberán considerar lo siguiente:

I. Los criterios para la inclusión de zonas de atención en el medio rural y urbano. Las zonas de atención seleccionadas deberán contar con acceso a servicios básicos de salud y educación, que permita operar en forma simultánea los tres componentes del programa.

Para la sustitución de las bajas naturales del padrón, en 2004 se atenderá prioritariamente al criterio señalado en el párrafo anterior. Sólo podrán realizarse compensaciones a las bajas del padrón, una vez que hayan sido identificadas las familias y localidades sujetas a incorporación. Una vez que hayan sido identificadas las localidades y familias que sustituyen las bajas naturales, se podrán realizar sus compensaciones sin afectar el presupuesto regularizable del Programa.

En el ejercicio fiscal 2004 se incorporarán al Programa 760 mil familias adicionales en el bimestre julio – agosto;

II. La metodología de puntajes para la identificación, inclusión y recertificación de las familias en el programa, deberá ser única para todo el país. Esta metodología deberá considerar el levantamiento de cédulas individuales de información socioeconómica a las familias;

III. Los criterios para atender la demanda de incorporación de familias tanto en localidades aún no atendidas como en localidades ya atendidas a través de un proceso de densificación;

IV. Las condiciones y mecanismos para otorgar el nuevo incentivo para la conclusión de la educación media superior, denominado Jóvenes con Oportunidades;

V. El esquema de operación que incluya las condiciones de la prestación de los servicios de salud y educación básica y media superior para la población beneficiaria; la producción y distribución de los suplementos alimenticios; los criterios para certificar la asistencia a estos servicios de cada uno de los miembros de la familia, los montos, mecanismos y medios para la entrega de los apoyos y su periodicidad. Las becas educativas y el apoyo monetario para alimentación se otorgarán invariablemente en efectivo a la madre de familia o, en caso de ausencia o incapacidad por enfermedad, a la persona miembro de la familia encargada de la preparación de los alimentos y el cuidado de los niños;

VI. Los criterios para certificar la asistencia a las unidades de salud de los integrantes del hogar a las citas programadas, de acuerdo con su edad y riesgo de salud, y de la madre de familia y los jóvenes a las pláticas mensuales de educación para la salud, así como los correspondientes a la asistencia regular de los menores y jóvenes a los planteles educativos;

VII. La definición de responsabilidades de cada una de las dependencias involucradas en el programa, para la certificación del cumplimiento de asistencia de las familias beneficiarias, tanto en el componente de salud como en el de educación y la entrega de los apoyos, a nivel central como en las entidades federativas, así como para la ampliación y la elevación de la calidad de los servicios.

El cumplimiento de asistencia a unidades de salud y los planteles educativos, debidamente registrado, será indispensable para el otorgamiento de los respectivos apoyos. La entrega de éstos no podrá condicionarse al cumplimiento de otros requisitos o contraprestaciones, por lo que las reglas de operación deberán contemplar mecanismos para que se detecte y corrija la presencia de requerimientos adicionales;

VIII. Los criterios de recertificación para las familias y los criterios y mecanismos para corregir errores de exclusión y de inclusión, así como para atender el incremento demográfico en las localidades, y para la sustitución de bajas del padrón por incumplimiento de corresponsabilidades;

IX. Los criterios y mecanismos para la actualización permanente del padrón así como los correspondientes a la seguridad en el manejo de información y de los listados de liquidación;

X. Los mecanismos para promover alternativas dentro del sistema financiero para la entrega de los apoyos con oportunidad;

XI. Los mecanismos para asegurar la complementariedad de acciones con otros programas; para aprovechar la información y el padrón del programa para focalizar otros subsidios complementarios y no duplicados, y para definir la transición de beneficiarios de otros programas federales que otorgan subsidios con el mismo objetivo para evitar duplicidad, y

XII. En su caso, las propuestas que durante el año inmediato anterior hubiesen sido presentadas y aprobadas por el Comité Técnico con relación a la complementariedad de acciones a favor de las familias beneficiarias.

Será responsabilidad de la Coordinación Nacional del programa, coordinar la operación de éste apegándose estrictamente a las reglas de operación del mismo; dar seguimiento, y evaluar su ejecución. Corresponderá a cada una de las dependencias y entidades que participan en su operación, el estricto apego a las reglas de operación. Además, corresponde a la Coordinación dar a conocer periódicamente a la población los resultados de los avances en su cobertura, las variaciones en su padrón activo, así como los resultados de su evaluación, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Asimismo, deberá dar a conocer, en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, la relación de localidades en las que opera el programa, y el número de familias beneficiarias en cada una de ellas por entidad federativa, municipio y localidad, el calendario de entrega de apoyos por entidad federativa, municipio y localidad, posterior a la entrega de los mismos, y el ajuste semestral de los apoyos monetarios conforme el incremento observado en el semestre inmediato anterior en el subíndice de los precios de la canasta básica de consumo del Índice Nacional de Precios al Consumidor.

La Coordinación Nacional del programa deberá incluir, tanto en el documento de identificación que presentan las beneficiarias para recibir los apoyos, como en las guías y materiales de difusión para las beneficiarias y las vocales de los comités de promoción comunitaria, la siguiente leyenda: "Le recordamos que su incorporación al Programa de Desarrollo Humano Oportunidades y la entrega de sus apoyos no están condicionados a la participación en partido político alguno o a votar a favor de algún candidato a puesto de elección popular; por lo que ninguna persona en estas circunstancias tiene autorización de otorgar o retirar los apoyos del programa. Los titulares de las familias beneficiarias recibirán sus apoyos si los miembros de la familia cumplen con las citas médicas, las titulares y jóvenes asisten a las pláticas educativas de salud y si los estudiantes asisten regularmente a la escuela. Aquellas personas, organizaciones o servidores públicos, que hagan uso indebido de los recursos del programa, deberán ser denunciados ante la autoridad competente y sancionados conforme a la ley aplicable".

La Coordinación Nacional elaborará materiales de difusión para el personal operativo de salud y educación, así como para los enlaces municipales, con la siguiente leyenda: "El condicionamiento electoral o político de los programas sociales constituye un delito federal que se sanciona de acuerdo con las leyes correspondientes. Ningún servidor público puede utilizar su puesto o sus recursos para promover el voto a favor o en contra de algún partido o candidato. El Programa Oportunidades es de carácter público y su otorgamiento o continuidad no depende de partidos políticos o candidatos".

El presupuesto del Programa de Desarrollo Humano Oportunidades para el año 2004 se distribuye conforme a lo señalado en el Anexo 16 de este Decreto.

Los recursos del Programa de Desarrollo Humano Oportunidades no podrán ser traspasados a otros programas. Podrán realizarse traspasos en las asignaciones del programa entre las Secretarías de Desarrollo Social, de Educación Pública y de Salud, en los términos de las disposiciones aplicables.

El presupuesto para el componente de salud se ejercerá bimestralmente con base en una cuota igual por familia atendida, multiplicada por el padrón activo correspondiente, y entregado con dicha periodicidad a los proveedores de los servicios de salud, tanto de los servicios estatales de salud como del IMSS-Oportunidades y del IMSS-Régimen Ordinario.

El Comité deberá reunirse al menos bimestralmente y será responsable de auxiliar al Coordinador Nacional y al Consejo en las tareas que le sean encomendadas; aprobar el proyecto de reglas de operación del programa, así como de las modificaciones que le presente el Coordinador Nacional; llevar el seguimiento del programa conforme a los lineamientos que fije el Consejo; adoptar medidas que permitan una operación más eficiente y transparente; revisar el cumplimiento de las responsabilidades de cada una de las dependencias y entidades que participan en el programa; así como facilitar la coordinación con las dependencias y entidades participantes, para la operación de los diversos componentes del programa. Dicho Comité operará con base en el reglamento interno que al efecto emita el Consejo.

En los términos de las reglas de operación del Programa de Desarrollo Humano Oportunidades, en cada entidad federativa se establecerá un comité técnico conformado por las dependencias federales y estatales involucradas en la planeación, programación y operación del programa que promuevan una mejor ejecución del mismo, con estricto apego a dichas reglas de operación.

Los ayuntamientos nombrarán un enlace con el Programa, mediante acuerdo del Cabildo, cuyas funciones de apoyo operativo, logístico y de seguridad pública, deberán regirse por los principios de apartidismo, transparencia y honestidad. Dicho enlace no podrá realizar convocatorias a reuniones ni acciones no previstas en las reglas de operación del Programa.

ARTÍCULO 61. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación de acuerdo con lo que establece la Ley de Desarrollo Rural Sustentable, reorientará sus Programas y dará continuidad a los Programas y componentes comprendidos en el Anexo 15 de este Decreto, para dar certidumbre a los apoyos gubernamentales al sector agroalimentario y pesquero, a fin de garantizar la soberanía alimentaria, de fortalecer el ingreso de los productores, la generación de empleos, el ordenamiento de los mercados agroalimentarios, la competitividad y las capacidades de los productores del campo, así como contribuir al bienestar familiar y a la preservación, restauración y aprovechamiento sustentable de los recursos naturales, observando lo siguiente:

I. Las políticas sectoriales se orientarán conforme a lo siguiente:

a) De Apoyos Conforme a la heterogeneidad productiva: considera políticas diferenciadas de apoyo y acceso a financiamientos con base en el desarrollo regional, la tipología de productores y sus productos; tendrán preferencia los productores de menos ingresos;

b) De Planeación Integral por Producto, cadena agroalimentaria y Región: abarca las diversas actividades de las unidades productivas, desde la producción primaria, el acopio, la transformación o, en su caso, el manejo posterior a la cosecha, así como el procesamiento, el transporte y la comercialización en los mercados internos o externos; todo bajo estándares de calidad y aseguramiento de inocuidad de los alimentos, que promuevan la soberanía alimentaria, el ordenamiento de los mercados, las necesidades y la preferencia del consumidor nacional y aseguren el acceso, preferencia y permanencia en mercados internacionales;

c) De Ordenamiento y Consolidación de Mercados: busca asegurar en un horizonte de mediano plazo un ingreso mínimo-objetivo por productos incluidos en el Programa de Apoyos Directos al Productor, PROCAMPO, para impulsar la soberanía alimentaria, la agricultura sustentable y brindar certidumbre a los productores, fomentando la producción en condiciones competitivas, la productividad en los cultivos básicos y estratégicos, además en los que se cuente con ventajas comparativas y la diversificación productiva en las regiones con grandes excedentes;

d) De Oportunidades de Desarrollo de Grupos y Zonas Rurales Prioritarias: el objetivo es que mediante un desarrollo integral que, además de elevar su capacidad económica a través del impulso a las actividades productivas y a la formación de negocios rurales, fomente el acceso adecuado y suficiente a la capacitación, información, adopción de tecnologías eficientes y su participación democrática en las decisiones que incidan en la comunidad rural, y

e) De conservación y restauración de los recursos naturales que coadyuve a su manejo sustentable;

II. Para instrumentar las políticas sectoriales indicadas en la fracción anterior, se definen las siguientes estrategias:

a) Reconversión Productiva: se orienta al aprovechamiento sustentable de los recursos naturales, la diversificación de las pesquerías, favoreciendo la multiplicidad de las actividades agropecuarias y la reconversión productiva oportuna de las actividades agropecuarias; incluyendo las zonas con sequía recurrente. Este esfuerzo incluirá en todos los casos el concepto de riesgo compartido y su análisis;

b) Integración de Cadenas Agroalimentarias y de Pesca: promueve y fomenta el desarrollo del sector agroalimentario y pesquero en términos económicos y financieros, integrando a los productores a la cadena que culmina con el consumidor, para garantizarles un beneficio justo acorde a su participación;

c) Atención a Grupos y Regiones Prioritarios: consiste en orientar la operación de las acciones de impulso al desarrollo rural, a fin de atender prioritariamente a las regiones y comunidades de alta y muy alta marginación, así como a los grupos prioritarios de mujeres, jóvenes e indígenas;

d) Atención a Factores Críticos: busca la implementación de acciones para la atención de diversas contingencias, tales como: la apertura comercial de diversos productos agropecuarios y pesqueros, previstas en los tratados internacionales en materia comercial; la atención de problemas ambientales y promover la generación de empleos y proyectos para retener a la juventud en la fuerza laboral rural, entre otros;

e) El ordenamiento de los mercados y certidumbre en el ingreso de los productores: se orienta a asegurar un sistema de ingreso objetivo para los cultivos básicos y estratégicos, con base en la certidumbre, en la administración de la oferta por los productores organizados, en la formación de reservas, en la eliminación de productos de calidad inferior y en el ordenamiento de los mercados, con la participación de los sectores social y privado, y

f) Impulso de sistemas agropecuarios y pesqueros sustentables, de producción alimentaria inocua y de alta calidad nutricional: promueve y apoya la sustitución de sistemas y prácticas de manejo no sustentables del territorio rural e incentiva aquellas que favorezcan el uso racional de los recursos naturales;

III. Para implementar las estrategias anteriores, se consideran, entre otros, los siguientes instrumentos:

a) El fomento a la inversión rural y pesquera;

b) El desarrollo y fortalecimiento de las capacidades de la población del sector agropecuario; que impulsen la capacitación constante e integral y permitan la toma de decisiones sobre el diagnóstico, alternativa de solución, elaboración y ejecución de programas y proyectos, así como la evaluación de los mismos;

c) La promoción y apoyo de la constitución, operación y consolidación de las organizaciones socioeconómicas de los productores y el intercambio de experiencias;

d) El acceso a fuentes de financiamiento a través del establecimiento del Sistema Financiero Rural y aliento de la cultura de pago;

e) La generación de información y tecnologías que incrementen la productividad;

f) El mejoramiento de la sanidad agroalimentaria;

g) El ordenamiento y desarrollo de los mercados para garantizar el ingreso objetivo con base costos de producción más una utilidad apropiada;

h) El avance del bienestar rural, e

i) La preservación y aprovechamiento sustentable de los recursos naturales.

Para el control y seguimiento de las políticas sectoriales, estrategias e instrumentos señalados en el presente artículo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá establecer mecanismos de control y seguimiento, cuyo informe será enviado trimestralmente al Consejo Nacional para el Desarrollo Rural Sustentable.

ARTÍCULO 62. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación emitirá las modificaciones que correspondan, en su caso, a las reglas de operación de los programas señalados en el Anexo 15 de este Decreto, conforme al artículo 55 del mismo, previa solicitud de los Consejos Estatales de Desarrollo Rural Sustentable, siempre y cuando los ajustes sean para alinearlas a las prioridades y requerimientos locales, escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable; así como observando los acuerdos de la Comisión Intersecretarial de Desarrollo Rural Sustentable, y los criterios generales siguientes:

I. En la selección de los beneficiarios de los programas se buscará que al menos el 50 por ciento de ellos corresponda a la tipología de productores del sector social, privilegiando a los productores de menos ingresos;

II. Considerar que los subsidios federales de la Alianza para el Campo no sean mayores a un 50 por ciento del costo total que se determine para cada proyecto o hasta $500,000.00, con excepción de los apoyos dirigidos a productores de menores ingresos, o los porcentajes y cantidad máxima que la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación determine en las reglas de operación de la Alianza para el Campo;

III. Privilegiar a los productores de menores ingresos, destinando al menos el 60 por ciento del monto asignado a los apoyos considerados en las acciones de Alianza para el Campo;

IV. Determinar en el marco del federalismo y del Programa Alianza para el Campo, una distribución de recursos a las entidades federativas con base en una fórmula de distribución, que publicará en el **Diario Oficial de la Federación** a más tardar el 30 de enero, y la cual se sujetará a parámetros de equidad y desarrollo regional, entre otros. Los recursos asignados podrán ser distribuidos por los Consejos Estatales de Desarrollo Rural Sustentable, considerando las prioridades que establezca la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en las reglas de operación correspondientes.

Los beneficiarios, montos y apoyos recibidos serán dados a conocer en las gacetas oficiales y en un diario de mayor circulación de las respectivas entidades federativas, así como en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental;

V. Los programas deberán contar con el padrón de beneficiarios, mismo que será la base para conformar el Registro de Beneficiarios del Sector Agropecuario y Pesquero, que se deberán publicar en la página de Internet de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Este padrón deberá, en forma gradual, ir incorporando a los beneficiarios de los programas que conforman el Programa Especial Concurrente, indicado en el artículo 64 BIS C;

VI. En los Apoyos Directos al Productor (PROCAMPO) y de la Ley de Capitalización del PROCAMPO se ejercerán conforme a un calendario previamente establecido con los gobiernos de las entidades federativas, en el que se considerará el inicio generalizado del periodo de siembra de cada ciclo agrícola, y el apoyo anticipado hasta el 80 por ciento de los productores de cada entidad federativa, en los términos que se señalen en las reglas de operación correspondientes. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación publicará este calendario a más tardar el 31 de enero en el **Diario Oficial de la Federación**, previa consulta en el Consejo Mexicano para el Desarrollo Rural Sustentable, y lo dará a conocer en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

El apoyo por hectárea se ajustará de conformidad a lo establecido en las Reglas de Operación del Sistema de Garantías y Acceso Anticipado a Pagos Futuros del PROCAMPO. Para los productores que opten por capitalizar sus unidades de producción, se ajustarán a lo establecido en la Ley de Capitalización del PROCAMPO y sus reglas de operación.

A más tardar el 30 de octubre del 2004, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá presentar a las Comisiones Unidas del Sector Rural de la Cámara, así como a la Secretaría y a la Función Pública, un informe de la superficie dada de baja del Padrón por ciclo agrícola y entidad federativa, indicando las causas de la misma, así como informar sobre la incorporación de nueva superficie al Padrón del PROCAMPO, por el equivalente a la superficie dada de baja, sin impactar el presupuesto regularizable del PROCAMPO;

VII. Los apoyos directos al productor por excedentes de comercialización orientados a reconversión productiva; integración de cadenas agroalimentarias; y atención a factores críticos, contemplarán apoyos para los subprogramas de Apoyos Directos: al Ingreso Objetivo, para el Sacrificio de Ganado Bovino y Porcino en Rastros TIF, y para el Acceso a Granos Forrajeros Nacionales; así como para Conversión de Cultivos, Cobertura de Precios Agropecuarios, y para la Pignoración y Desarrollo de Mercados Regionales. Dichos apoyos se otorgarán directamente al productor o a través de las organizaciones de productores cuando así se determine.

Los apoyos permitirán al productor la obtención de un ingreso objetivo mínimo que le dé certidumbre a su actividad productiva.

Los recursos del Programa de Apoyos Directos al Productor por Excedentes de Comercialización para Reconversión Productiva, Integración de Cadenas Agroalimentarias y Atención a Factores Críticos, se otorgarán con criterios de equidad, canalizando los apoyos de manera diferenciada, para que los productores de las diferentes regiones del país reciban ingresos semejantes por productos equivalentes, de acuerdo al precio internacional vigente.

A. El Programa de Apoyos Directos al Productor por Excedentes de Comercialización para: ingreso objetivo, reconversión productiva, integración de cadenas agroalimentarias y atención a factores críticos tendrá los siguientes subprogramas:

a) Apoyos Directos al Ingreso Objetivo

b) Administración de la oferta y calidad:

i) Pignoración

ii) Apoyo a flete terrestre y/o cabotaje

iii) Reconversión productiva

c) Organización Comercial:

i) Fomento y consolidación de organizaciones para el acopio y comercialización

ii) Garantías líquidas para el financiamiento de inventarios, y

d) Desarrollo competitivo de las cadenas agroalimentarias:

i) Agricultura por contrato

ii) Acceso a granos forrajeros

iii) Apoyo a bases y coberturas

iv) Apoyo Sacrificio Ganado Bovino y Porcino en TIF

v) Apoyo Modernización Infraestructura Comercial

Los cultivos que tendrán apoyo al ingreso objetivo son los correspondientes a los del Procampo. La definición del ingreso mínimo será establecido cuando concluya la etapa de preparación de la tierra, dos meses antes de la siembra correspondiente, por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable.

En caso de que al momento de la comercialización se hayan dado fluctuaciones negativas que impidan alcanzar el ingreso objetivo, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación otorgará un apoyo de deficiencia de las bases, conforme sus disponibilidades presupuestales, a través de los compradores.

Los apoyos que se otorguen a través de los compradores deberán, en sus reglas de operación, observar lo siguiente: entrega oportuna de los recursos; mecanismos de transparencia; y, ser de carácter general, dando prioridad a las organizaciones de productores y a la integración de cadenas productivas nacionales.

El tope de apoyos por productor será el equivalente a la producción resultante de 100 hectáreas de riego o su equivalente de temporal y 2,500 cabezas de ganado vacuno o porcino.

B. En los apoyos que otorgue la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, se observará lo siguiente:

a) Se promoverá la integración de cadenas productivas y la eliminación del intermediarismo;

b) Se evitará que se utilicen los apoyos directos al productor o a través de los compradores para la exportación de granos en los que no se haya abastecido el consumo nacional;

c) Se otorgará un apoyo por cabeza de ganado bovino y porcino sacrificado en Rastros TIF para promover la matanza en condiciones óptimas de sanidad;

d) Se apoyará que la ganadería nacional tenga acceso a la compra en condiciones competitivas de granos forrajeros y de cosechas excedentarias una vez que se haya cubierto la demanda del consumo humano;

e) Se promoverá oportunamente la reconversión de cultivos a fin de reducir los volúmenes excedentarios con problemas de comercialización y adecuar la producción a la aptitud de la tierra y a la demanda regional;

f) Se promoverá la utilización de coberturas de precios por parte de los productores nacionales y se utilizará este instrumento para incentivar la agricultura por contrato; Se utilizará el apoyo a la pignoración de granos como un mecanismo para empatar la demanda y la oferta, hacer más competitivo el grano nacional, promover la absorción de volúmenes excedentarios y eliminar el intermediarismo, y

g) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, otorgará apoyos adicionales al productor que realice agricultura por contrato, previa suficiencia presupuestaria, a fin de que el productor reciba un mayor nivel de ingresos.

La totalidad de recursos que se asigna a este Programa está consignada en el Anexo 17 de este Decreto. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, establecerá una distribución por entidad federativa por subprogramas y cultivo escuchando la opinión del Consejo Mexicano para el Desarrollo Rural Sustentable yde la Comisión de Agricultura y Ganadería de la H. Cámara de Diputados, podrá realizar reasignaciones entre estos subprogramas;

VIII. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, deberá observar que los importes que se establecen para cada uno de los Programas enlistados en el Anexo 17 de este Decreto, efectivamente se canalicen para los propósitos de cada uno de ellos, por lo que, a fin de transparentar la aplicación de los recursos y mejorar el control presupuestario, entregará 15 días hábiles después del término de cada trimestre a la Comisión de Presupuesto y Cuenta Pública de la H. Cámara, un informe del ejercicio presupuestario de sus programas, desglosando los beneficiarios, el presupuesto ejercido y comprometido por programa y, en su caso, por entidad federativa, cultivo, ciclo agrícola, volumen apoyado y número de productores beneficiados;

IX. El calendario del ejercicio presupuestal de los programas enlistados en el anexo 15 a cargo de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá corresponder con el desarrollo de los ciclos productivos y climáticos. Para ello, se deberán alinear los recursos con el ejercicio fiscal, previendo tener suficiencia presupuestaria para los ciclos agrícolas: otoño invierno (inicio del ejercicio fiscal); primavera verano; y, otoño invierno (meses finales del ejercicio fiscal);

X. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación preverá que a través de sus programas enlistados en el anexo 15, se fomente y consolide el desarrollo de fondos regionales de combate a la pobreza, a través de las organizaciones campesinas y sociales, que permita ampliar el capital social, la constitución de empresas prestadoras de servicios técnicos, el desarrollo de capacidades y el establecimiento de centros para el fomento de agronegocios y opciones productivas.

Para efecto de lo anterior, en el seno de la Comisión Intersecretarial para el Desarrollo Rural Sustentable, se solicitará autorización para la reasignación de recursos para este fin, dando cuenta de ello a la Comisión de Presupuesto y Cuenta Pública y a las Comisiones Unidas del Sector Rural;

XI. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, a través del programa "Fondo de Apoyo a la Competitividad de las Ramas Productivas" promoverá el fortalecimiento de la integración de las cadenas productivas; impulsará la competitividad de todos los eslabones de la cadena productiva, para que alcancen niveles de competitividad que permitan a la rama de producción participar con suficiencia en los mercados nacionales e internacionales, e incluirá la participación del productor primario en todas las actividades de la cadena productiva.

A. Los apoyos del programa es tarán enfocados a las ramas de producción agropecuaria con problemas de competitividad, principalmente:

a) Agrícolas que incluyen: maíz, arroz, trigo, oleaginosas, cebada, entre otras;

b) Pecuarias que incluyen: bovinos, porcinos y productores de leche detraspatio;

c) Pesqueras;

d) Productos agroindustriales que incluyen: piña, copra y hule natural, y

e) Otras que incluyen: café y caña de azúcar.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, preverá que en la entrega de bs apoyos se promuevan mayores rendimientos, mayor rentabilidad, mejores niveles de competitividad, menores costos de producción, mejor precio e incrementen el valor agregado, que conduzcan a la viabilidad financiera del sistema-producto, la apropiación de un porcentaje mayor del precio pagado por el consumidor y el desarrollo de los mercados regionales en forma integral.

En la asignación de los recursos se considerarán los elementos siguientes: el grado de integración entre los diferentes niveles de la cadena; el impacto socioeconómico, particularmente en la generación de empleo; la gravedad de la asimetría con el exterior y el carácter estratégico de la actividad productiva.

B. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá considerar para la entrega de los apoyos los siguientes instrumentos, para lo cual deberá, en su caso modificar y adecuar las reglas de operación del programa:

a) Uso de tecnología de punta;

b) Asesoría técnica general y especializada;

c) Organización económica;

d) Acopio y comercialización;

e) Participación directa en los mercados;

f) Esquemas de mejora continua y calidad;

g) Sistemas financieros;

h) Organización de los sistemas -producto;

i) Compras masivas de insumos, y

j) Acondicionamiento y transformación de materias primas.

Los resultados obtenidos por los productores beneficiarios del programa serán evaluados en términos de la integración de la cadena y sus condiciones de productividad, entre otros.

Los apoyos encauzados mediante este programa serán complementarios a los de otros programas orientados a apoyar la comercialización, como son ingreso objetivo, reconversión, cabotaje, exportación, cobertura y pignoración, y

XII. La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, preverá la incorporación de la actividad de pesca y acuacultura en todos los programas bajo su responsabilidad enlistados en el anexo 15, a fin de que los productores dedicados a esta actividad puedan acceder a los apoyos previstos en dichos programas, informando de ello a las Comisiones Unidas del Sector Rural de la Cámara de Diputados.

ARTÍCULO 63. La ejecución de los proyectos y acciones del Programa de Empleo Temporal (PET), deberán operarse en las épocas de baja demanda de mano de obra no calificada en las zonas rurales marginadas, por lo que las dependencias, entidades y ejecutores del programa, en su caso, se apegarán a la estacionalidad de la operación por entidad federativa que se establezca en las reglas de operación del programa con el fin de no distorsionar los mercados laborales locales.

Para los efectos del párrafo anterior se constituirán comités estatales con representación paritaria de los gobiernos federal y estatal, a fin de que con base en las reglas de operación se tomen en cuenta las características de cada región. De las decisiones que se tomen en el seno de dichos comités se mantendrá informado al Comité de Planeación y Desarrollo Estatal.

El Programa se sujetará a las reglas de operación aprobadas por el Comité Técnico del mismo.

ARTÍCULO 64. Las reglas de operación de los Programas de Infraestructura Hidroagrícola y de Agua Potable, Alcantarillado y Saneamiento a cargo de la Comisión Nacional del Agua, además de prever lo establecido en el artículo 55 de este Decreto, deberán publicar su ejecución regional y criterio de asignación y deberán también, contener disposiciones que sujeten el otorgamiento de los subsidios destinados a los municipios y organismos operadores de agua potable y alcantarillado, a que éstos únicamente puedan otorgarse a aquellos municipios y organismos operadores de agua potable y alcantarillado que cumplan con lo siguiente:

I. Hayan formalizado su adhesión a un acuerdo de coordinación celebrado entre los gobiernos federal y estatal, en el que se establezca un compromiso jurídico sancionado por sus ayuntamientos o, en su caso, por las legislaturas locales, para implantar un programa de corto y mediano plazo, definido en coordinación con la Comisión Nacional del Agua, que incluya metas cuantitativas intermedias y contemple un incremento gradual de la eficiencia física, comercial y financiera, especialmente procurando establecer tarifas que reflejen el verdadero costo de ofrecer los servicios, con el objeto de alcanzar la autosuficiencia de recursos en dichos organismos, así como asegurar la calidad y permanencia de la prestación de los servicios de agua potable, alcantarillado y saneamiento a la población.

Los municipios que participaron durante los años 2000, 2001, 2002 y 2003 en el programa a que se refiere é párrafo anterior, deberán demostrar ante la Comisión Nacional del Agua los avances que obtuvieron en el mejoramiento de su eficiencia física, comercial y financiera, a fin de que puedan acceder a los apoyos del presente ejercicio, y

II. Estén al corriente en el pago de sus derechos.

Para tener acceso al Programa para la Modernización de Organismos Operadores de Agua, PROMAGUA, en una primera etapa, los gobiernos de los estados, municipios y organismos operadores deberán suscribir un convenio de participación y anexos de adhesión a dicho programa con la Comisión Nacional del Agua y el Banco Nacional de Obras y Servicios Públicos, S.N.C.; en la segunda etapa deberán realizar el estudio de diagnóstico y planeación integral; y en la tercera etapa preparar, seleccionar y contratar la modalidad de participación de la iniciativa privada. Los apoyos financieros se otorgarán de manera diferenciada en la Fase I Incremento de Eficiencias, y en la Fase II Incremento de Coberturas, y de conformidad con el tipo de contratación seleccionada ya sea prestación de servicios parcial, prestación de servicios integral, título de concesión o de empresa mixta. Los organismos interesados en participar deberán estar al corriente en el pago de derechos para acceder a los recursos de la Fase I; deberán contar con la certificación de viabilidad técnica de cada proyecto por parte de la Comisión Nacional del Agua, quien revisará las acciones y metas de eficiencia, antes de iniciar las Fases I y II; las tarifas deberán cubrir como mínimo bs costos de producción del servicio; y por último, tanto el Banco Nacional de Obras y Servicios Públicos, S.N.C., como la Comisión Nacional del Agua darán seguimiento al programa.

Los apoyos otorgados por la Comisión Nacional del Agua deberán promover la instalación de medidores en las entradas y salidas de agua en bloque, a fin de eficientar el cobro de agua; dicha Comisión informará al respecto a la Cámara, de manera trimestral.

Los proyectos y obras de infraestructura hidroagrícola y de agua potable, alcantarillado y saneamiento que realizará la SEMARNAT por conducto de la Comisión Nacional del Agua forman parte de los anexos del presente Decreto.

Para los programas de infraestructura hidroagrícola, tendrán prioridad las obras de pequeña y mediana irrigación que mejoren la eficiencia en el uso del agua en regiones pobres, destinando un monto no menor al 10% del presupuesto total asignado a estas necesidades.

ARTÍCULO 64-BIS A. A fin de promover e impulsar el desarrollo de un mercado social de la tierra, se crea un nuevo programa a cargo de la Secretaría de la Reforma Agraria, denominado Fondo de Tierras con el que se otorgará financiamiento accesible a los campesinos, para que éstos utilicen productivamente la tierra. Se trata de renovar al titular de la parcela, por lo que se otorgará preferencia a jóvenes emprendedores del núcleo agrario, respetando la tradición del "derecho de tanto", que prevalece en los mismos.

La Secretaria de la Reforma Agraria, deberá remitir a la Secretaría su proyecto de Reglas de Operación del Programa a más tardar el 15 de febrero, no pudiendo ejercer los recursos asignados hasta en tanto no disponga de la autorización de la Secretaría y de la COFEMER, y no se hayan publicado las mismas en el **Diario Oficial de la Federación**.

Una vez publicadas las reglas de operación, la Secretaría de la Reforma Agraria remitirá a las Comisiones Unidas del Sector Rural y a la Comisión de Presupuesto de la Cámara, a más tardar el 31 de octubre, el avance de la aplicación de los recursos, beneficiarios por núcleo agrario y entidad federativa.

A fin de otorgar certidumbre jurídica, la Secretaría de la Reforma Agraria, deberá prever que el beneficiario del programa disponga de la titularidad de la parcela adquirida a través del Programa, mediante la certificación de la misma.

ARTÍCULO 64-BIS B. La Secretaría de Medio Ambiente y Recursos Naturales promoverá el fortalecimiento de la integración de las cadena productiva forestal, en la que se incluya productos maderables en general, e impulse la competitividad de todos los eslabones de la cadena productiva, para que alcancen niveles de competitividad que permitan a la rama de producción participar con suficiencia en los mercados nacionales e internacionales, e incluirá la participación del productor primario en todas las actividades de la cadena productiva.

La Secretaría de Medio Ambiente y Recursos Naturales deberá remitir a la Secretaría su proyecto de Reglas de Operación del Programa a más tardar el 15 de febrero, no pudiendo ejercer los recursos asignados hasta en tanto no disponga de la autorización de la Secretaría y de la COFEMER, y no se hayan publicado las mismas en el **Diario Oficial de la Federación**.

Una vez publicadas las reglas de operación, La Secretaría de Medio Ambiente y Recursos Naturales remitirá a las Comisiones Unidas del Sector Rural y a la Comisión de Presupuesto de la Cámara, a más tardar el 31 de octubre, el avance de la aplicación de los recursos y beneficiarios por núcleo agrario y entidad federativa.

ARTÍCULO 64-BIS C. De conformidad con lo establecido en la Ley de Desarrollo Rural Sustentable, en el anexo 17 se enlistan los programas que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable, a cargo de las Secretarías de: Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación; Reforma Agraria; Desarrollo Social; Medio Ambiente y Recursos Naturales; Educación Pública; Economía; Salud; Comunicaciones y Transportes; Hacienda y Crédito Público; entre otras.

Las acciones previstas de cada uno de los programas que dan lugar al Programa Especial Concurrente para el Desarrollo Rural Sustentable serán para dar certidumbre a los apoyos gubernamentales al sector agroalimentario y pesquero, a fin de disminuir la dependencia alimentaria, de fortalecer el ingreso de los productores, la generación de empleos, el ordenamiento de los mercados agroalimentarios, la competitividad y las capacidades de los productores del campo, así como contribuir al bienestar familiar y a la preservación, restauración y aprovechamiento sustentable de los recursos naturales.

La orientación de las políticas sectoriales, la estrategia e instrumentación del Programa Especial Concurrente para el Desarrollo Rural Sustentable serán coordinadas por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en su carácter de presidente y de conformidad a la Ley de Desarrollo Rural Sustentable y en el ámbito de la Comisión Intersecretarial de Desarrollo Rural Sustentable, por lo cual atenderán lo señalado en el artículo 61 fracciones I, II y III de este Decreto.

Para ello, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación remitirá a más tardar el día 31 de marzo a las Comisiones Unidas del Sector Rural de la Cámara de Diputados, los objetivos y metas de cada uno de los programas que integran el Programa Especial Concurrente para el Desarrollo Rural Sustentable.

Dichos objetivos y metas deberán incluir una propuesta sobre el crecimiento del sector rural en su conjunto; el crecimiento de los cultivos básicos y estratégicos; impacto en las importaciones de productos agropecuarios, precisando la reducción en el déficit de la balanza agropecuaria en términos de productos y volúmenes; impacto y crecimiento en el ingreso de los productores, la generación de empleos y el índice de bienestar para la población rural, entre otros. De manera particular, se deberá informar el monto de los recursos que se ejercerán de manera centralizada y federalizada.

Las Secretarías que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable, deberán observar que los importes que se establecen para cada uno de los Programas enlistados en el Anexo 17 de este Decreto, se canalicen para los propósitos de cada uno de ellos, y respeten los montos asignados por la Cámara de Diputados; por lo que, a fin de transparentar la aplicación de los recursos y mejorar el control presupuestario, las Secretarías que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable entregarán a la Comisión de Presupuesto y Cuenta Pública y a las Comisiones Unidades del Sector Rural de la Cámara de Diputados, en los términos del artículo 66 de este Decreto, un informe trimestral del ejercicio presupuestario de sus programas que integran el Programa Especial Concurrente para el Desarrollo Rural Sustentable, desglosando el presupuesto ejercido y comprometido por programa y, en su caso, por entidad federativa, cultivo, ciclo agrícola, volumen apoyado, número y padrón de productores beneficiados.

Los recursos destinados para los programas sobre recursos hidráulicos deberán dar prioridad a las cuencas hidrológicas con mayor problemática ambiental y con diferendos hídricos internos y externos, informando de ello a la Comisión de Presupuesto y Cuenta Pública y a las Comisiones Unidades del Sector Rural de la Cámara de Diputados.

En el caso del Programa de adquisición de leche por LICONSA señalado en el anexo 17, estará orientado a garantizar un precio objetivo a los productores de leche fresca del sector social.

En las Reglas de Operación del programa anual de adquisición de leche a cargo de Liconsa, S.A. de C.V., la Secretaría de Desarrollo Social deberá considerar la producción nacional del sector social de las diferentes entidades federativas antes de definir el volumen de compra de leche en polvo o fluida por la vía de cupos, e importar lo que en consenso con el Consejo Mexicano para el Desarrollo Rural Sustentable se defina como déficit nacional cada vez que se haya adquirido la producción del sector social.

Las reglas de operación existentes de los programas que conforman el Programa Especial Concurrente para el Desarrollo Rural Sustentable señalados en el anexo 17, serán modificadas sólo en lo estrictamente necesario para cumplir con lo señalado en los artículos 53 y 55 de este Decreto; y podrán ser simplificadas para garantizar el ejercicio expedito de los programas, por los Consejos Estatales de Desarrollo Rural Sustentable, a fin de ajustarlas a las prioridades y requerimientos locales, previa opinión del Consejo Mexicano para el Desarrollo Rural Sustentable y de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, y en su caso de la dependencia ejecutora del programa. En ningún caso podrá verse modificada la aportación federal, por lo que será con cargo a las aportaciones estatales o de los particulares sufragar, en su caso, el ajuste a las aportaciones.

Para efectos de este artículo, se entenderá por productores de menores ingresos a aquellos establecidos en el segundo párrafo de la fracción VI del artículo 62 de este Decreto.

La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en el seno de la Comisión Intersecretarial para el Desarrollo Rural Sustentable, realizará las acciones necesarias para que se integren al Padrón de Beneficiarios indicado en la fracción V del artículo 62 de este Decreto, los sujetos de apoyo de los programas y componentes del Programa Especial Concurrente para el Desarrollo Rural Sustentable; e informará a más tardar el 31 de octubre a las Comisiones Unidas del Sector Rural de la Cámara de Diputados del avance de su conformación.

Asimismo, los beneficiarios, montos y apoyos recibidos, serán dados a conocer en las gacetas oficiales y en dos diarios de mayor circulación de las respectivas entidades federativas, así como en los términos de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, de tal manera de asegurar que sean del conocimiento de la población rural.

Se deberá garantizar la federalización en su totalidad de los siguientes programas: de la Alianza para el Campo los subprogramas: Desarrollo Rural, Fomento Agrícola, Fomento Ganadero e Integración de Cadenas Agroalimentarias; el Programa de Empleo Temporal; el Programa Integral de Agricultura Sostenible y Reconversión Productiva en Zonas con Siniestralidad Recurrente (PIASRE) y los programas de Mujeres en el Medio Rural. Para lo cual, deberán establecerse los criterios de distribución de recursos a las entidades federativas para cada uno de estos programas, que se publicarán en el **Diario Oficial de la Federación** a más tardar el 27 de febrero de 2004. Para la definición de estos criterios deberán de participar los Consejos Estatales de Desarrollo Rural Sustentable.

TÍTULO CUARTO
DE LA INFORMACIÓN, TRANSPARENCIA Y EVALUACIÓN
CAPÍTULO I
De la Información y Transparencia

ARTÍCULO 65. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán cumplir las obligaciones de transparencia en materia presupuestaria establecidas en los artículos 7 y 12 de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

La información a que se refiere la fracción IX del artículo 7 de la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental, deberá ponerse a disposición del público en la misma fecha en que se entreguen los informes trimestrales.

ARTÍCULO 66. El Ejecutivo Federal estará obligado a proporcionar la información siguiente a la Cámara:

I. Informes trimestrales sobre la ejecución del Presupuesto, así como sobre la situación económica y las finanzas públicas del ejercicio en el que se detalle la comparación entre lo aprobado y lo ejercido, los cuales deberán incluir la información a que se refiere el artículo 67 de este Decreto. Dichos informes deberán presentarse a la Comisión de Presupuesto y Cuenta Pública a más tardar 35 días naturales después de terminado el trimestre de que se trate, y

II. Los datos estadísticos y la información que las dependencias y entidades tengan disponibles que puedan contribuir a una mejor comprensión de la evolución de sus respectivos presupuestos, que sean solicitados por los diputados, por conducto de la Comisión de Presupuesto y Cuenta Pública. Las dependencias y entidades procurarán proporcionar dicha información a la Cámara en un plazo de 30 días hábiles, contados a partir de que reciba la solicitud de la Comisión, turnando copia de la misma a la Secretaría.

La información que las dependencias y entidades proporcionen en los términos de este artículo deberá ser completa, oportuna y veraz, en el ámbito de su competencia. En caso de incumplimiento se estará a lo dispuesto en el Título Cuarto de la Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

La Comisión de Presupuesto y Cuenta Pública enviará, en su caso, a las comisiones correspondientes de la Cámara, copia de la información remitida por el Ejecutivo Federal.

Las entidades no comprendidas en el Anexo 1.D. de este Decreto, deberán informar a la Secretaría para efectos de la integración de la Cuenta Pública, sobre el ejercicio de los recursos aprobados en sus respectivos presupuestos, así como el cumplimiento de los objetivos y las metas con base en los indicadores aprobados en sus presupuestos, incluyendo los recursos propios y aquéllos correspondientes a transferencias.

ARTÍCULO 67. En los informes trimestrales, las dependencias y entidades deberán proporcionar la información indicando los avances de los programas sectoriales y especiales más relevantes dentro del Presupuesto, así como las principales variaciones en los objetivos y en las metas de los mismos, y la información que permita dar un seguimiento al Presupuesto en el contexto de la estructura programática. Dichos informes contendrán la información siguiente y será responsabilidad, conforme su marco institucional, de cada dependencia y entidad:

I. Los ingresos excedentes a los que hace referencia el artículo 23 de este Decreto y su aplicación. Los ingresos recaudados u obtenidos en términos de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2004;

II. Los ajustes que se realicen en los términos del artículo 25 de este Decreto;

III. Las erogaciones correspondientes al costo financiero de la deuda pública del Gobierno Federal y de las entidades incluidas en el Anexo 1.D. de este Decreto, así como sobre las erogaciones derivadas de operaciones y programas de saneamiento financiero, y de programas de apoyo a ahorradores y deudores de la banca, en los términos del artículo 7 de este Decreto.

El informe de deuda pública deberá incluir un apartado que refiera las operaciones activas y pasivas del Instituto para la Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados;

IV. Las erogaciones relacionadas con actividades de comunicación social de las dependencias y entidades, las cuales serán presentadas en un apartado especial, en los términos del artículo 31 de este Decreto;

V. Las reducciones, diferimientos o cancelaciones de programas que se realicen en los términos del artículo 33 de este Decreto, cuando las variaciones superen el 10 por ciento de los respectivos presupuestos, anexando la estructura programática modificada;

VI. Los convenios y bases de desempeño que en el periodo hayan sido firmados con las entidades, dependencias y órganos administrativos desconcentrados. Asimismo, con base en las respectivas evaluaciones, se informará sobre la ejecución de los convenios y bases, así como las medidas adoptadas para su debido cumplimiento. Lo anterior, en los términos del artículo 29 de este Decreto;

VII. La constitución de fideicomisos que sean considerados entidades, las modificaciones a los contratos o al patrimonio y cualquier otra variación, incluyendo los montos con que se constituyan o modifiquen, en los términos del artículo 22 de este Decreto;

VIII. Las adecuaciones a los montos presupuestarios que ocasionen en su conjunto una variación mayor al 10 por ciento del presupuesto total del ramo o de la entidad de que se trate, o representen individualmente un monto mayor al 1 por ciento del gasto programable, en los términos del artículo 16 de este Decreto;

IX. Los avances físicos y financieros, así como la evolución de compromisos y los flujos de ingresos y gastos de los programas y proyectos de inversión y de los proyectos de infraestructura productiva de largo plazo, a que se refiere el Capítulo VI, del Título Tercero de este Decreto;

X. Las adecuaciones a la estacionalidad trimestral del gasto público en los términos del artículo 19 de este Decreto;

XI. El saldo total y las operaciones realizadas durante el periodo con cargo al Fondo de Desincorporación de Entidades a que se refiere el artículo 8, fracción II, de este Decreto;

XII. Un reporte sobre las sesiones de la Comisión Intersecretarial de Gasto Financiamiento, incluyendo los acuerdos y la asistencia a las mismas de los titulares de las dependencias y, en su caso, de los subsecretarios que la integran, en los términos de los artículos segundo, tercero, cuarto y octavo del Acuerdo por el que se crea con carácter permanente dicha Comisión. Asimismo, un reporte sobre el grado de avance en el cumplimiento de los acuerdos de la Comisión por parte de las dependencias y entidades;

XIII. Un reporte sobre las sesiones de la Comisión Intersecretarial de Desincorporación, incluyendo los acuerdos, con base en los artículos segundo, sexto y décimo del Acuerdo que crea dicha Comisión. Asimismo, un reporte sobre el grado de avance en el cumplimiento de los acuerdos de la Comisión por parte de las dependencias y entidades;

XIV. El monto y el costo de la compra de energía a la Comisión Federal de Electricidad, por parte de Luz y Fuerza del Centro, a que se refiere el artículo 4, fracción VIII, de este Decreto;

XV. Las medidas que, en su caso, se autoricen en los términos del artículo 8, fracción III, de este Decreto, así como el número de plazas canceladas, y

XVI. Los convenios de reasignación de recursos federales a las entidades federativas y sus modificaciones, a que se refiere el artículo 14 de este Decreto.

Los Poderes Legislativo y Judicial, así como los entes públicos federales, deberán enviar a la Secretaría la información necesaria para efectos de su integración al informe trimestral a que se refiere este artículo, a más tardar 10 días hábiles antes de la fecha de entrega del informe trimestral correspondiente.

Para la presentación de los informes a que se refiere este artículo, la Secretaría publicará a más tardar el 28 de febrero, los Tomos de este Presupuesto, los cuales incluirán la distribución programática, sectorial y/o funcional del gasto, desagregada por dependencia y entidad, función, subfunción, programas, actividad institucional, unidad responsable y proyecto conforme a este Presupuesto. La Secretaría deberá remitir dichos Tomos a la Cámara, en los términos de la fracción II del artículo 66 de este Decreto.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal, para lo cual la Secretaría remitirá a más tardar el 15 de febrero a las dependencias y entidades la metodología respectiva, informando de ello a las Comisiones respectivas de la Cámara.

ARTÍCULO 68. La Secretaría, la Función Pública y el Banco de México, establecerán los lineamientos relativos al funcionamiento, organización y requerimientos del Sistema Integral de Información de los Ingresos y Gasto Público, los cuales se harán del conocimiento de las dependencias y entidades, a través de su publicación en el **Diario Oficial de la Federación** dentro de los primeros 30 días naturales del ejercicio.

La Comisión Intersecretarial de Gasto Financiamiento, por conducto del Comité Técnico de Información, operará el sistema a que se refiere este artículo. El Comité Técnico, conjuntamente con la respectiva dependencia coordinadora de sector, harán compatibles los requerimientos de información que demande el sistema, racionalizando los flujos de información. La información en materia de programación y presupuesto, así como de disponibilidades financieras, cuya entrega tenga periodicidad mensual, deberá proporcionarse por las dependencias y entidades a más tardar el día 15 de cada mes. La demás información se sujetará a los plazos de entrega que se establezcan en el sistema.

El Ejecutivo Federal, por conducto del Comité Técnico a que se refiere el párrafo anterior, dará acceso total y permanente al Sistema Integral de Información de los Ingresos y Gasto Público, a la Cámara, a través de las Comisiones de Presupuesto y Cuenta Pública, de Hacienda y Crédito Público, y de Vigilancia de la Auditoría Superior de la Federación, así como del Centro de Estudios de las Finanzas Públicas. Para efectos del párrafo anterior, las comisiones citadas de la Cámara y el Ejecutivo, por conducto del Comité Técnico, acordarán los términos a través de los cuales se dará acceso al sistema.

Asimismo, el Ejecutivo Federal, clasificará la información que, en los términos de las disposiciones aplicables, deba considerarse de carácter reservado. Las personas que tengan acceso a la información de carácter reservado del sistema estarán obligadas a guardar estricta confidencialidad sobre la misma. A las personas que no observen lo anterior les serán impuestas las sanciones que procedan en los términos de la

Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, sin perjuicio de las sanciones previstas en las demás disposiciones aplicables.

CAPÍTULO II
De la Evaluación

ARTÍCULO 69. La Secretaría realizará periódicamente la evaluación financiera del ejercicio del Presupuesto en función de los calendarios de presupuesto de las dependencias y entidades. Las metas de los programas aprobados serán analizadas y evaluadas por la Función Pública.

La Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, verificarán periódicamente los resultados con base en indicadores de la ejecución de los programas y presupuestos de las dependencias y entidades. Igual obligación y para los mismos fines, tendrán las dependencias, respecto de las entidades coordinadas.

Los órganos internos de control de los Poderes Legislativo y Judicial, de los entes públicos federales, así como de las dependencias y entidades, en el ejercicio de las atribuciones que en materia de inspección, control y vigilancia les confieren las disposiciones aplicables, establecerán sistemas de evaluación con el fin de identificar la participación del gasto público en el logro de los objetivos para los que se destina, así como para comprobar el cumplimiento de las obligaciones derivadas de este Decreto. Para tal efecto, dispondrán lo conducente para que se lleven a cabo las inspecciones y auditorías que se requieran, así como para que se finquen las responsabilidades y se apliquen las sanciones que procedan conforme a las disposiciones aplicables, sin perjuicio de las sanciones penales que determinen las autoridades competentes.

Tratándose de las dependencias y entidades, la Función Pública pondrá en conocimiento de tales hechos a la Auditoría Superior de la Federación, en los términos de la colaboración que establecen las disposiciones aplicables.

El seguimiento y la evaluación del ejercicio de los recursos federales transferidos a las entidades federativas, se realizará con base en un sistema de medición de resultados en el ámbito local.

ARTÍCULO 70. Los Poderes Legislativo y Judicial, los entes públicos federales, así como las dependencias y entidades, deberán enviar a la Cámara, por conducto de la Comisión de Presupuesto y Cuenta Pública, a más tardar el 14 de noviembre, los resultados de las evaluaciones a que se refiere el artículo anterior, para que sean considerados en el proceso de análisis y aprobación de las erogaciones correspondientes al Presupuesto de Egresos de la Federación para el siguiente ejercicio fiscal.

Con el objeto de avanzar con tiempo suficiente en la elaboración del Proyecto de Decreto de Presupuesto de Egresos de la Federación para el ejercicio fiscal de 2005, la Secretaría deberá acordar en reuniones de trabajo con las Comisiones de Presupuesto y Cuenta Pública y de Hacienda y Crédito Público, los términos del contenido y presentación de la información a incluir en los documentos que conforman dicho Proyecto.

En el caso del Programa Especial Concurrente para el Desarrollo Rural Sustentable aludido en el artículo 64 BIS C de este ordenamiento, las Secretarías que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable se reunirán, en un plazo no mayor de seis meses, con las Comisiones Unidas del Sector Rural de la Cámara, para definir el contenido y presentación de la información a incluir en el Proyecto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2005; las propuestas de adecuaciones estructurales de la Administración Pública Federal y las modificaciones legales a las que hubiera lugar, para el cumplimiento de los objetivos de cada uno de los programas y componentes del Programa Especial Concurrente para el Desarrollo Rural Sustentable y dar certidumbre en el mediano plazo a las familias rurales.

CAPÍTULO III
De la Evaluación del Impacto Presupuestario

ARTÍCULO 71. El Ejecutivo Federal incluirá una evaluación del impacto presupuestario en las iniciativas de ley o decreto que presente a la consideración del Congreso de la Unión.

Para tal efecto, las dependencias y entidades que elaboren los anteproyectos respectivos deberán realizar una evaluación del impacto presupuestario de los mismos, y someter ésta al dictamen de la Secretaría. El incumplimiento de lo anterior, dará lugar al fincamiento de responsabilidades administrativas en los términos de las disposiciones aplicables.

Los diputados y senadores, así como las legislaturas locales, procurarán incluir una evaluación del impacto presupuestario de las iniciativas de ley o decreto que presenten en el Congreso de la Unión. Las comisiones correspondientes del Congreso de la Unión, al elaborar bs dictámenes correspondientes, realizarán una valoración del impacto presupuestario de las iniciativas, para lo cual solicitarán la opinión de la Comisión de Presupuesto y Cuenta Pública sobre el proyecto de dictamen correspondiente.

TRANSITORIOS

PRIMERO. El presente Decreto entrará en vigor el primero de enero del año 2004.

SEGUNDO. Con el objeto de dar cumplimiento a lo establecido en el artículo Décimo Sexto transitorio del Decreto de reformas y adiciones a la Ley General de Salud, publicado en el **Diario Oficial de la Federación** el 15 de mayo de 2003, en el Ramo 23 Provisiones Salariales y Económicas se considera una previsión presupuestaria para el Programa IMSS-Oportunidades por un monto de $3,883,400,000.00.

El ejercicio presupuestario de dichos recursos se realizará de conformidad con las disposiciones aplicables.

TERCERO. Las dependencias y entidades que durante el año anterior hayan participado en el Programa de Separación Voluntaria establecido en el artículo 7, fracción III, del Decreto de Presupuesto de Egresos la Federación para el Ejercicio Fiscal 2003, deberán restituir con cargo a sus respectivos presupuestos, en los plazos y términos del artículo citado y de las demás disposiciones aplicables, los montos equivalentes a los recursos que hayan utilizado para cubrir las compensaciones económicas pagadas a los servidores públicos a su cargo. En caso contrario, el Ejecutivo Federal, por conducto de la Secretaría, descontará los recursos correspondientes de las ministraciones posteriores de recursos de la respectiva dependencia o entidad.

CUARTO. Los recursos a que se refiere el artículo 11 fracción I de este Decreto serán transferidos, por conducto de las tesorerías de las entidades federativas, a los órganos técnicos de fiscalización de las legislaturas locales, siempre y cuando la Auditoría Superior de la Federación haya celebrado con éstos los convenios de coordinación para la fiscalización del ejercicio de recursos públicos federales por parte de las entidades federativas y, en su caso, sus municipios, de conformidad con la Ley de Fiscalización Superior de la Federación.

QUINTO. Los recursos para aquellas entidades federativas que no han celebrado los convenios relativos al Fondo de Aportaciones para la Educación Tecnológica y de Adultos, a que se refiere el artículo 42 de la Ley de Coordinación Fiscal, correspondientes al presupuesto regularizable de servicios personales, y a las previsiones para sufragar las medidas salariales y económicas que establece el artículo 36 de este Decreto, se incluyen en las erogaciones previstas en el Ramo Administrativo 11 Educación Pública a que se refiere el Anexo 1.B. de este Decreto, y sólo podrán traspasarse al Ramo 33 Aportaciones Federales para Entidades Federativas y Municipios una vez que se suscriban los convenios.

SEXTO. Los convenios o bases de desempeño celebrados en el año 2003 se prorrogarán para el año 2004 en tanto se formalice el nuevo convenio o base, siempre que en el resultado de la evaluación, la entidad o el órgano administrativo desconcentrado haya dado cumplimiento a los compromisos pactados en dichos instrumentos. En su caso, los convenios y bases deberán modificarse conforme a las disposiciones de este Decreto y demás aplicables; las cláusulas que contravengan dichas disposiciones no serán válidas.

SÉPTIMO. Las disposiciones generales a que se refiere el párrafo segundo del artículo 31 de este Decreto, publicadas en el **Diario Oficial de la Federación** durante el año 2003, continuarán vigentes durante el presente ejercicio fiscal, en lo que no contravengan las disposiciones de este Decreto.

OCTAVO. Las reglas de operación de los programas a que se refiere el artículo 55 de este Decreto, que hayan sido publicadas en el **Diario Oficial de la Federación** a partir del año 2003 o anteriores, continuarán vigentes durante el presente ejercicio fiscal, en lo que no contravengan las disposiciones de este Decreto.

Los criterios generales para la emisión de reglas de operación, a que se refiere el párrafo segundo de la fracción I del artículo 55 de este Decreto, así como las disposiciones relativas a los requisitos que deberán cumplir las instituciones y organismos que evaluarán los programas sujetos a reglas de operación, a que se refiere el inciso b) de la fracción IV del artículo citado, expedidos en el ejercicio fiscal 2002 por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, continuarán vigentes durante el presente ejercicio fiscal en lo que no contravengan las disposiciones de este Decreto.

NOVENO. Con el fin de que todas las bases de beneficiarios de los programas señalados en el artículo 55 de este Decreto, incluyan la información de la Clave Única de Registro de Población o, en su caso, del Registro Federal de Contribuyentes, las dependencias y entidades deberán incorporar en sus bases de datos la información requerida. En caso de que los beneficiarios no cuenten con la Clave Única de Registro de Población, las dependencias deberán promover ante los beneficiarios de los programas su trámite ante el Registro Nacional de Población. La Secretaría de Gobernación otorgará las facilidades necesarias para que se cumpla esta disposición.

Con base en la información anterior, las dependencias y entidades que tengan programas con una población objetivo y fines similares, deberán realizar un cruce de sus padrones o listado de beneficiarios con el fin de evaluar las duplicidades de atención, y proponer a la Secretaría las medidas conducentes a más tardar en el mes de agosto.

DÉCIMO. Los convenios de coordinación relativos al Ramo Administrativo 20 Desarrollo Social a que se refiere el artículo 57 de este Decreto, suscritos entre el Ejecutivo Federal, a través de la Secretaría de Desarrollo Social, y los gobiernos de las entidades federativas, continuarán vigentes durante el presente ejercicio fiscal en lo que no contravengan las disposiciones de este Decreto, sin perjuicio de que podrán modificarse o, en su caso, suscribirse nuevos convenios.

DÉCIMO PRIMERO. Queda prohibido a las áreas de recursos humanos o sus equivalentes en las entidades, determinar o contraer compromisos laborales de cualquier naturaleza que impliquen erogaciones presentes o futuras con cargo al presupuesto, sin contar con la previa autorización presupuestaria a cargo de las áreas de finanzas o sus equivalentes, observando los respectivos estatutos orgánicos y demás disposiciones generales que rigen su gobierno, organización, administración y funcionamiento.

DÉCIMO SEGUNDO. La Secretaría continuará con la operación del Sistema Integral de Administración Financiera Federal (SIAFF), para el control, registro y generación oportuna de información del gasto público federal en las etapas de autorizado, liquidado y pagado, además de seguir operando un sistema electrónico de pagos, respecto de los ramos administrativos y generales que cuenten con los requerimientos de infraestructura informática y de comunicaciones dispuestos por la Secretaría.

Los ramos generales que aún no cuenten con la infraestructura a que se refiere el párrafo anterior, deberán realizar las acciones conducentes para su instalación y funcionamiento durante el 2004, a partir de lo cual efectuarán el control y registro de las operaciones del gasto en sus etapas de autorizado, liquidado y pagado, así como sus gestiones de pago, a través del SIAFF.

La operación del SIAFF se seguirá realizando, sin perjuicio de que, a consideración de la Secretaría se continúen llevando los sistemas de control y registro que se encuentran actualmente en operación.

La Secretaría continuará con las acciones tendientes a implementar con los ramos administrativos y generales a través del SIAFF, el control y registro del ejercicio del gasto público federal correspondiente a las etapas de comprometido y devengado, para lo cual éstos deberán realizar los ajustes necesarios a sus procesos operativos.

Asimismo, la Secretaría seguirá con los trabajos relativos al diseño del modelo contable, mismo que deberá operar mediante un sistema automatizado, para lo cual la Secretaría deberá definir la conveniencia de operarlo a través del SIAFF o de un s istema diverso.

DÉCIMO TERCERO. La Función Pública en cumplimiento a lo dispuesto en el artículo quinto transitorio del Decreto por el que se reforma la Ley Orgánica de la Administración Pública Federal, la Ley Federal de las Entidades Paraestatales y la Ley Federal de Responsabilidades de los Servidores Públicos, publicada el 24 de diciembre de 1996, deberá realizar las siguientes acciones:

I. Incluir en el primer informe trimestral, el total de recursos que desde el año de 1997 hasta marzo del presente ejercicio fiscal se hayan erogado con cargo a los presupuestos de las dependencias y entidades para cubrir las percepciones de los titulares de los órganos internos de control, así como a los de sus áreas de auditoría, quejas y responsabilidades, que en virtud del Decreto antes citado dependen jerárquica y funcionalmente de la Función Pública;

II. Tramitar ante la Secretaría, con la participación que corresponda a las respectivas dependencias y entidades, las adecuaciones presupuestarias que sean necesarias para regularizar durante el presente ejercicio fiscal la situación del pago de las percepciones de aquellos servidores públicos a que se refiere la fracción anterior, y

III. En tanto no se regularice la situación de pago de los servidores públicos a que se refiere este artículo, deberá incluir en los informes trimestrales, la información relativa a las percepciones que continúen cubriendo las dependencias y entidades.

DÉCIMO CUARTO. Las dependencias y entidades deberán remitir a la Secretaría, a más tardar dentro de los 10 días hábiles posteriores a la formalización de los contratos de seguros correspondientes, copia de las pólizas que consignen las condiciones pactadas en el establecimiento de cualquier operación pasiva de seguros sobre bienes patrimoniales a su cargo, así como inventario actualizado de los bienes con que cuenten, de conformidad con los manuales y formatos que expida la Secretaría en los términos de las disposiciones que para tales efectos establezca a más tardar el 30 de enero, las que determinarán los medios a través de los cuales deberá hacerse llegar dicha información.

Lo anterior, a efecto de que la Secretaría se encuentre en condiciones de asesorar a las dependencias y entidades en la elaboración de sus programas de aseguramiento, de sus manuales de procedimientos sobre la contratación de seguros y soporte de siniestros, en la determinación de sus niveles de retención máximos y en la prevención y disminución de los riesgos inherentes a los bienes con que cuenten, así como para asesorar en el proceso de siniestros ocurridos y reportados a las compañías de seguros con los que dichas dependencias y entidades mantengan celebrados contratos de seguros sobre bienes patrimoniales.

La Secretaría analizará y clasificará, con base en la información que las dependencias y entidades le remitan de conformidad con el presente artículo, los activos fijos de dichas dependencias y entidades, los cúmulos de riesgo, la dispersión y exposición de las unidades de riesgo y los contratos de seguros sobre bienes patrimoniales que las mismas hubiesen celebrado. Asimismo, la Secretaría podrá proponer a las dependencias y entidades, esquemas de transferencia de riesgos y de contratación centralizada, con el propósito de beneficiar las condiciones de contratación de la Administración Pública Federal.

DÉCIMO QUINTO. Los recursos autorizados en este Presupuesto para la Comisión Nacional del Agua, incluyendo los correspondientes a servicios personales, no podrán ser traspasados a otras unidades administrativas de la Secretaría de Medio Ambiente y Recursos Naturales ni a otras dependencias o entidades.

En ningún caso se podrán destinar los recursos de los programas a cargo de la Comisión, a fines distintos a los señalados en este Presupuesto.

DÉCIMO SEXTO. Las dependencias y entidades deberán transparentar la estructura ocupacional y las plantillas de personal autorizadas, conforme a las disposiciones que emita el Ejecutivo Federal, por conducto de la Secretaría, dentro del primer trimestre del ejercicio.

DÉCIMO SEPTIMO. Las dependencias y entidades podrán realizar las adecuaciones presupuestarias que estimen necesarias durante el presente ejercicio fiscal, que afecten la partida de capacitación correspondiente al concepto de gasto 3300 Servicios de Asesoría, Consultoría, Informáticos, Estudios e Investigaciones del Clasificador por Objeto del Gasto para la Administración Pública Federal, a efecto de que las unidades administrativas de las mismas puedan disponer de recursos presupuestarios para llevar a cabo una eficiente capacitación de los servidores públicos.

DÉCIMO OCTAVO. Los recursos asignados a los programas y componentes que integran el Programa Especial Concurrente para el Desarrollo Rural Sustentable, indicados en el anexo 17, no podrán ser utilizados para fines distintos a los que marcan sus reglas de operación, ni traspasados a otras unidades administrativas de las Secretarías responsables de los programas, o entre dependencias y entidades.

Las dependencias que integran la Comisión Intersecretarial para el Desarrollo Rural Sustentable deberán incorporar mecanismos que eficienten el gasto asociado a la entrega de los apoyos y los de operación para el seguimiento, supervisión y evaluación, de manera tal que se generen oportunidades para canalizar los recursos a través de una sola ventanilla gubernamental de gestión y entrega de recursos. Asimismo, se deberán identificar programas y componentes similares que operan diversas dependencias y entidades, a fin de que se resectoricen o se delimiten los alcances de cada uno de ellos.

Para efecto de lo anterior, la Comisión Intersecretarial para el Desarrollo Rural Sustentable, por conducto de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, entregará a más tardar el primer día hábil de abril a la Comisión de Presupuesto y Cuenta Pública y a las Comisiones Unidades del Sector Rural de la Cámara de Diputados, previa aprobación del Consejo Mexicano para el Desarrollo Rural Sustentable, el informe sobre los mecanismos instrumentados, conforme el párrafo anterior, así como los programas sujetos de alineación y resectorización, indicando la dependencia que los operará.

Adicionalmente, la Comisión Intersecretarial para el Desarrollo Rural Sustentable entregará en el informe indicado en el párrafo anterior, la viabilidad de que:

a) Los recursos asignados en el Programa de Empleo Temporal correspondientes a las secretarías de Desarrollo Social y de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, sean administrados y ejecutados por esta última dependencia;

b) Los programas cuya población objetivo correspondan a mujeres, como en el caso de las secretarías de Economía, Desarrollo Social y Reforma Agraria, se consolidarán en esta última dependencia, y

c) Los programas de desarrollo regional que se encuentran en diversas secretarías, deberán sectorizarse en la de Desarrollo Social.

En el informe se deberán establecer fechas límite para, en su caso, la realización y logro de estas actividades.

DÉCIMO NOVENO. El convenio modelo de reasignación a que se refiere el segundo párrafo del articulo 14 de este Decreto, emitido en el ejercicio fiscal 2003 por la Secretaría y la Función Pública, en el ámbito de sus respectivas competencias, continuará utilizándose durante el presente ejercicio fiscal en lo que no contravenga las disposiciones del presente Decreto.

VIGÉSIMO. En casos excepcionales y debidamente justificados, el Servicio de Administración y Enajenación de Bienes podrá asignar, en su caso, a las secretarías de Gobernación, de Desarrollo Social, de Salud, de Marina y de Defensa Nacional, así como a las entidades federativas, los bienes que haya recibido de las entidades transferentes, a efecto de que sean utilizados para apoyar las funciones de la Administración Pública Federal en la prevención o atención de los efectos derivados de desastres naturales, así como para la atención en zonas determinadas de alta marginalidad, o bien, podrá asignarlos al Sistema Nacional para el Desarrollo Integral de la Familia, para el debido cumplimiento de sus programas o funciones específicas. Los bienes asignados conforme a lo dispuesto en este artículo, deberán ser utilizados por las dependencias y entidad citadas en estricto cumplimiento de sus atribuciones.

VIGÉSIMO PRIMERO. Para la realización de los Censos Económicos 2004 en los términos de la Ley de Información Estadística y Geográfica, el Instituto Nacional de Estadística, Geografía e Informática, con la participación que corresponda a la Secretaría, realizará las adecuaciones presupuestarias correspondientes para llevar a cabo la contratación de los trabajadores eventuales indispensables para la realización de dicho censo.

VIGÉSIMO SEGUNDO. Se instruye a la Secretaría de Hacienda y Crédito Público a realizar antes del 31 de mayo de 2004, las adecuaciones necesarias para dar al Conacyt tratamiento de ramo presupuestal, como entidad no sectorizada, y plasmar las modificaciones correspondientes en el Manual de Normas Presupuestarias y demás disposiciones reglamentarias, en cumplimento al mandato del artículo tercero transitorio de la Ley Orgánica del Consejo Nacional de Ciencia y Tecnología.

VIGÉSIMO TERCERO. La economía que se derive del gasto corriente de la Secretaría de Seguridad Pública se destinará al fondo de aportaciones para la seguridad pública y/o a los programas en materia de seguridad pública, según lo determine la Comisión de Seguridad Pública de la H. Cámara de Diputados en previa revisión que se llevará a cabo de manera trimestral y en estrecha coordinación con el Secretario de Seguridad Pública y el Secretariado Ejecutivo del Consejo Nacional de Seguridad Pública. La asignación de los recursos excedentes, se hará en base a las prioridades en la materia y a la viabilidad y eficacia de los programas.

ANEXO 1. GASTO NETO TOTAL (Pesos)

A: RAMOS AUTÓNOMOS		**30,936,436,485**
Gasto Programable		
01	Poder Legislativo	5,438,986,606
	Cámara de Senadores	1,659,163,606
	Cámara de Diputados	3,165,941,000
	Auditoría Superior de la Federación	613,882,000
03	Poder Judicial	19,400,049,908
	Suprema Corte de Justicia de la Nación	2,206,313,904
	Consejo de la Judicatura Federal	16,281,202,004
	Tribunal Electoral del Poder Judicial de la Federación	912,534,000
22	Instituto Federal Electoral	5,468,294,995
35	Comisión Nacional de los Derechos Humanos	629,104,976
B: RAMOS ADMINISTRATIVOS		**352,541,613,942**
Gasto Programable		
02	Presidencia de la República	1,645,331,320
04	Gobernación	3,818,018,310
05	Relaciones Exteriores	3,424,050,360
06	Hacienda y Crédito Público	23,620,151,310
07	Defensa Nacional	23,332,790,200
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	36,373,348,993
09	Comunicaciones y Transportes	22,746,439,540
10	Economía	5,379,959,878
11	Educación Pública	113,414,103,990
12	Salud	20,973,045,416
13	Marina	8,488,209,330
14	Trabajo y Previsión Social	3,327,845,990
15	Reforma Agraria	2,806,120,470
16	Medio Ambiente y Recursos Naturales	16,008,172,920
17	Procuraduría General de la República	7,256,508,790
18	Energía	20,587,254,080
20	Desarrollo Social	21,098,544,310
21	Turismo	1,230,202,790
27	Función Pública	1,417,369,870
31	Tribunales Agrarios	574,040,080
32	Tribunal Federal de Justicia Fiscal y Administrativa	783,589,490
36	Seguridad Pública	6,462,687,360
37	Consejería Jurídica del Ejecutivo Federal	67,852,790

38	Consejo Nacional de Ciencia y Tecnología	7,705,976,355
C: RAMOS GENERALES		**878,831,014,959**
Gasto Programable		
19	Aportaciones a Seguridad Social	127,265,200,000
23	Provisiones Salariales y Económicas	16,719,005,769
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	29,762,350,670
33	Aportaciones Federales para Entidades Federativas y Municipios	251,201,397,358
39	Programa de Apoyos para el Fortalecimiento de las Entidades Federativas	17,000,000,000
Gasto No Programable		
24	Deuda Pública	145,860,120,362
28	Participaciones a Entidades Federativas y Municipios	242,281,000,000
29	Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
30	Adeudos de Ejercicios Fiscales Anteriores	10,711,800,000
34	Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	38,030,140,800
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO		**537,013,731,854**
Gasto Programable		
GYN	Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	55,203,300,000
GYR	Instituto Mexicano del Seguro Social	184,381,400,000
TOQ	Comisión Federal de Electricidad	133,625,200,000
T1O	Luz y Fuerza del Centro	20,434,500,000
TZZ	Petróleos Mexicanos (Consolidado)	113,351,300,000
Gasto No Programable		
Costo Financiero, que se distribuye para erogaciones de:		30,018,031,854
TOQ	Comisión Federal de Electricidad	6,371,450,753
TZZ	Petróleos Mexicanos (Consolidado)	23,646,581,101
Resta por concepto de subsidios, transferencias y aportaciones a seguridad social incluidas en el gasto de la Administración Pública Federal Centralizada y que cubren parcialmente los presupuestos de las entidades a que se refiere el Anexo 1.D		**148,817,697,240**
GASTO NETO TOTAL		**1,650,505,100,000**

ANEXO 2. EROGACIONES PARA ATENDER A LA POBLACIÓN INDÍGENA (Pesos)

Erogaciones de las dependencias y entidades para atender a la población indígena	19,575,295,120

ANEXO 3. PROGRAMA DE CIENCIA Y TECNOLOGÍA (Pesos)

Erogaciones de las dependencias y entidades destinadas al Programa de Ciencia y Tecnología	26,833,185,001

ANEXO 4. EROGACIONES PARA EL INSTITUTO FEDERAL DE ACCESO A LA INFORMACIÓN PÚBLICA (Pesos)

Erogaciones para el Instituto Federal de Acceso a la Información Pública	215,376,733

ANEXO 5. COSTO FINANCIERO DE LA DEUDA Y OTRAS EROGACIONES (Pesos)

Costo financiero de la deuda del Gobierno Federal incluido en el ramo general 24 Deuda Pública	145,860,120,362
Costo financiero de la deuda de las entidades incluidas en el Anexo 1.D. de este Decreto	30,018,031,854
Erogaciones incluidas en el ramo general 29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0
Erogaciones incluidas en el ramo general 34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	38,030,140,800
Obligaciones incurridas a través de los programas de apoyo a deudores	13,365,140,800
Obligaciones surgidas de los programas de apoyo a ahorradores	24,665,000,000

Total	**213,908,293,016**

ANEXO 6. PROGRAMAS DEL RAMO 23 PROVISIONES SALARIALES Y ECONÓMICAS (Pesos)

Programa Salarial	1,672,070,676
Otras Previsiones	13,500,000
Fondo de Desastres Naturales	250,000,000
Fondo para la Prevención de Desastres Naturales	100,000,000
Fondo de Desincorporación de Entidades	0
Fondo de Estabilización de los Ingresos Petroleros	0
IMSS - Oportunidades	3,883,435,093
Programa Especial Concurrente para el Desarrollo Rural Sustentable	10,800,000,000
Total	**16,719,005,769**

ANEXO 7. RAMO 25 PREVISIONES Y APORTACIONES PARA LOS SISTEMAS DE EDUCACIÓN BÁSICA, NORMAL, TECNOLÓGICA Y DE ADULTOS (Pesos)

Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	8,282,350,670
Aportaciones para los servicios de educación básica y normal en el Distrito Federal	21,480,000,000

ANEXO 9. RAMO 33 APORTACIONES FEDERALES PARA ENTIDADES FEDERATIVAS Y MUNICIPIOS (Pesos)

Fondo de Aportaciones para la Educación Básica y Normal	156,184,100,000
Fondo de Aportaciones para los Servicios de Salud	34,064,123,181
Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	23,511,637,500
Estatal	2,849,610,465
Municipal	20,662,027,035
Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	24,097,547,507
Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	7,655,389,170
Asistencia Social	3,491,663,227
Infraestructura Educativa	4,163,725,943
Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	3,188,600,000
Educación Tecnológica	1,868,605,610
Educación de Adultos	1,319,994,390
Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	2,500,000,000
Total	**251,201,397,358**

ANEXO 10. RAMO 39 PROGRAMA DE APOYOS PARA EL FORTALECIMIENTO DE LAS ENTIDADES FEDERATIVAS (Pesos)

Total	**17,000,000,000**
Aguascalientes	163,828,084
Baja California	752,833,753
Baja California Sur	109,511,516
Campeche	196,942,516
Chiapas	682,909,616
Chihuahua	716,036,993
Coahuila	404,027,362
Colima	133,775,616
Distrito Federal	1,400,910,367
Durango	314,322,416
Guanajuato	635,996,416
Guerrero	454,093,016

Hidalgo	347,230,100
Jalisco	1,195,337,347
México	2,059,969,507
Michoacán	579,315,538
Morelos	191,322,184
Nayarit	202,976,207
Nuevo León	777,989,307
Oaxaca	400,306,322
Puebla	750,934,462
Querétaro	263,636,522
Quintana Roo	158,763,262
San Luis Potosí	334,787,931
Sinaloa	492,078,338
Sonora	539,107,922
Tabasco	413,446,147
Tamaulipas	509,572,384
Tlaxcala	154,861,369
Veracruz	1,064,791,731
Yucatán	352,217,378
Zacatecas	246,168,371

ANEXO 11. PREVISIONES SALARIALES Y ECONÓMICAS (Pesos)

		Incrementos a las percepciones	Creación de plazas	Otras medidas de carácter económico, laboral y contingente	Total
		I	II	III	
02	Presidencia de la República	4,293,630	0	1,037,690	5,331,320
04	Gobernación	29,153,520	25,000,000	1,064,790	55,218,310
05	Relaciones Exteriores	10,450,360	0	0	10,450,360
06	Hacienda y Crédito Público	172,023,130	0	29,828,180	201,851,310
07	Defensa Nacional	602,890,200	0	0	602,890,200
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	131,091,730	0	24,205,300	155,297,030
09	Comunicaciones y Transportes	85,577,250	0	19,862,290	105,439,540
10	Economía	16,669,620	0	8,260,790	24,930,410
11	Educación Pública	1,175,980,310	0	234,423,680	1,410,403,990
12	Salud	292,908,330	30,000,000	68,482,910	391,391,240
13	Marina	202,142,160	20,481,300	85,870	222,709,330
14	Trabajo y Previsión Social	10,450,440	8,950,000	695,550	20,095,990
15	Reforma Agraria	19,183,300	0	3,237,170	22,420,470
16	Medio Ambiente y Recursos Naturales	58,869,360	12,800,000	3,804,060	75,473,420
17	Procuraduría General de la República	143,875,090	0	2,833,700	146,708,790
18	Energía	2,688,840	0	287,240	2,976,080
20	Desarrollo Social	18,189,460	0	4,254,850	22,444,310

21	Turismo	4,347,420	0	1,855,370	6,202,790
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	7,719,310,610	243,844,650	319,195,410	8,282,350,670
	Ramo	720,632,339	0	9,018,890	729,651,229
	Fondo de Aportaciones para la Educación Básica y Normal	6,896,570,173	243,844,650	304,754,620	7,445,169,443
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos	102,108,098	0	5,421,900	107,529,998
27	Función Pública	4,438,600	5,200,000	1,254,770	10,893,370
31	Tribunales Agrarios	3,539,600	0	800,480	4,340,080
32	Tribunal Federal de Justicia Fiscal y Administrativa	3,236,130	0	753,360	3,989,490
33	Aportaciones Federales para Entidades Federativas y Municipios	894,330,360	0	9,782,190	904,112,550
	Fondo de Aportaciones para los Servicios de Salud	894,330,360	0	9,782,190	904,112,550
36	Seguridad Pública	107,601,120	62,617,468	2,494,540	172,713,128
37	Consejería Jurídica del Ejecutivo Federal	178,200	5,200,000	4,290	5,382,490
38	Consejo Nacional de Ciencia y Tecnología	66,274,790	0	69,023,510	135,298,300

ANEXO 12. LÍMITES DE PERCEPCIÓN ORDINARIA NETA MENSUAL (Pesos)

Indicador de grupo jerárquico	Puestos de referencia	Valor del puesto por grado de responsabilidad expresada en puntos		Percepción ordinaria neta mensual (sueldo base más compensación garantizada)	
		Mínimo	Máximo	Mínimo	Máximo
	Enlace			10,667.08	15,680.62
O	Jefatura de Departamento	305	460	14,200.05	25,989.40
N	Subdirección de Área	461	700	20,211.78	43,541.30
M	Dirección de Área	701	970	36,544.20	85,858.60
L	Dirección General Adjunta o Titular de Entidad	971	1216	60,421.90	112,864.70
K	Dirección General y Coordinación General o Titular de Entidad	1217	1496	81,695.85	139,834.50
J	Jefatura de Unidad o Titular de Entidad	1497	1840	109,662.40	146,257.20
I	Titular de Entidad	1841	3200	138,999.09	145,355.51
H	Subsecretaría de Estado y Oficialía Mayor o Titular de Entidad	3201	4896	138,999.09	151,893.63
G	Secretaría de Estado o Titular de Entidad	4897	7442	149,327.27	
	Presidente de la República			155,042.30	

ANEXO 13. MONTOS MÁXIMOS PARA ADJUDICACIONES MEDIANTE INVITACIÓN A CUANDO MENOS TRES PERSONAS O MEDIANTE ADJUDICACIONES DIRECTAS (Miles de pesos)

Adquisiciones, Arrendamientos y Servicios			
Presupuesto autorizado de adquisiciones, arrendamientos y servicios		Monto máximo total de cada operación que podrá adjudicarse directamente	Monto máximo total de cada operación que podrá adjudicarse habiendo invitado a cuando menos tres personas
Mayor de	Hasta		
	15,000	110	420
15,000	30,000	130	630
30,000	50,000	150	840

50,000	100,000	170	1,060
100,000	150,000	190	1,300
150,000	250,000	210	1,500
250,000	350,000	230	1,630
350,000	450,000	250	1,800
450,000	600,000	260	2,000
600,000	750,000	280	2,100
750,000	1,000,000	300	2,270
1,000,000		320	2,300

Obras Públicas, y servicios relacionados con las mismas					
Presupuesto autorizado para realizar obras públicas y servicios relacionados con las mismas		Monto máximo total de cada obra que podrá adjudicarse directamente	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse directamente	Monto máximo total de cada obra que podrá adjudicarse mediante invitación a cuando menos tres personas	Monto máximo total de cada servicio relacionado con obra pública que podrá adjudicarse mediante invitación a cuando menos tres personas
Mayor de	Hasta				
	15,000	170	110	1,370	420
15,000	30,000	210	130	1,700	630
30,000	50,000	250	150	2,000	840
50,000	100,000	300	170	2,430	1,060
100,000	150,000	350	190	2,850	1,300
150,000	250,000	400	210	3,270	1,500
250,000	350,000	470	230	3,800	1,630
350,000	450,000	530	250	4,330	1,800
450,000	600,000	600	260	4,960	2,000
600,000	750,000	680	280	5,600	2,100
750,000	1,000,000	750	300	6,330	2,270
1,000,000		820	320	7,070	2,300

ANEXO 14. PROYECTOS DE INFRAESTRUCTURA PRODUCTIVA DE LARGO PLAZO (Pesos)

14.A. Monto autorizado para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	45,635,500,000	0	45,635,500,000
Total	**45,635,500,000**	**0**	**45,635,500,000**

14.B. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores de inversión directa e inversión condicionada.

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	127,684,700,000	100,091,600,000	227,776,300,000
Petróleos Mexicanos	1,011,994,400,000	10,870,500,000	1,022,864,900,000
Total	**1,139,679,100,000**	**110,962,100,000**	**1,250,641,200,000**

14.C. Monto autorizado para proyectos aprobados en ejercicios fiscales anteriores y para nuevos proyectos

	Inversión Directa	Inversión Condicionada	Suma
Comisión Federal de Electricidad	173,320,200,000	100,091,600,000	273,411,800,000
Petróleos Mexicanos	1,011,994,400,000	10,870,500,000	1,022,864,900,000
Total	**1,185,314,600,000**	**110,962,100,000**	**1,296,276,700,000**

14.D. Monto comprometido de proyectos de inversión directa autorizados en ejercicios fiscales anteriores

	Proyectos hasta 2003

	Monto Autorizado	Monto Contratado	Monto Comprometido
Comisión Federal de Electricidad	127,684,700,000	71,108,300,000	63,795,800,000
Petróleos Mexicanos	1,011,994,400,000	486,920,300,000	427,395,500,000
Total	**1,139,679,100,000**	**558,028,600,000**	**491,191,300,000**

14.E. Monto Máximo de compromiso de proyectos de inversión condicionada autorizados en ejercicios fiscales anteriores

	Proyectos hasta 2003		
	Monto Autorizado	Monto Contratado	Máximo Comprometido
Comisión Federal de Electricidad	100,091,600,000	78,458,500,000	75,757,600,000
Petróleos Mexicanos	10,870,500,000	10,870,500,000	6,543,300,000
Total	**110,962,100,000**	**89,329,000,000**	**82,300,900,000**

14.F. Previsiones para pago de amortizaciones y costo financiero de proyectos de inversión directa

	Inversión Física (Amortizaciones)	Costo Financiero	Suma
Comisión Federal de Electricidad	4,282,300,000	4,047,000,000	8,329,300,000
Petróleos Mexicanos	27,395,718,062	12,543,483,342	39,939,201,404
Total	**31,678,018,062**	**16,590,483,342**	**48,268,501,404**

ANEXO 15. PROGRAMAS SUJETOS A REGLAS DE OPERACIÓN

Secretaría de Hacienda y Crédito Público
Programa de la Comisión Nacional para el Desarrollo de los Pueblos Indígenas
Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación
Subsidio a la Prima del Seguro Agropecuario
Programa de Atención a Grupos y Regiones Prioritarios a través del Otorgamiento de Apoyos Directos al Productor PROCAMPO
Apoyos Directos a la Comercialización
Apoyos Directos a la Comercialización para Coberturas
Programa Integral de Agricultura Sostenible y Reconversión Productiva en Zonas con Sequía Recurrente
Ley de Capitalización, PROCAMPO
Programa de Reconversión Productiva a través de Alianza para el Campo
Programa de Integración de Cadenas Agroalimentarias y de Pesca a través de Alianza para el Campo
Programa de Atención a Factores Críticos a través de Alianza para el Campo
Programa de Atención a Grupos y Regiones Prioritarias a través de Alianza para el Campo
Adquisición de Derechos de Uso del Agua
Fondo para atender a la población rural afectada por contingencias climatológicas
Fondo de Apoyo a la Competitividad de las Ramas Productivas
Fondo de Apoyo a las Organizaciones Sociales, Agropecuarias y Pesqueras
Sistema Financiero Rural
Subsector Pesca, Alianza para el Campo
Programa Ganadero (PROGAN)
Apoyos Directos a la Comercialización para Pignoración
Apoyos Directos a la Comercialización para Conversión Productiva
Otros Esquemas de Apoyo
Esquemas de Apoyos para el Sacrificio en Rastros Tipo Inspección Federal (TIF) y Rastros en Proceso de Certificación como TIF
Fomento a la Inversión Rural y Pesquera a través del Fondo de Riesgo Compartido para el Fomento de Agronegocios (FOMAGRO)

Secretaría de Comunicaciones y Transportes
Programa de Empleo Temporal (PET)
Secretaría de Economía
Programa Marcha Hacia el Sur
Programa de Encadenamientos Productivos
Fondo de Microfinanciamiento a Mujeres Rurales (FOMMUR)
Fondo Nacional de Apoyos para Empresas en Solidaridad (FONAES)
Fondo de Apoyo para la Micro, Pequeña y Mediana Empresa
Programa Nacional de Financiamiento al Microempresario
Programa para el Desarrollo Local (Microrregiones)
Fondo para la Generación de Empleos en las Micro, Pequeña y Mediana Empresas de las Entidades Federativas
Secretaría de Educación Pública
Modelo Comunitario de Educación Inicial y Básica para Población Mestiza (CONAFE)
Atención a la Demanda de Educación para Adultos (INEA)
Programas de la Comisión Nacional de Cultura Física y Deporte (CONADE) (Programas de la Comisión Nacional del Deporte)
Programas del Consejo Nacional para la Cultura y las Artes (CONACULTA)
Programa de Mejoramiento del Profesorado (PROMEP)
Programa Nacional de Becas y Financiamiento (PRONABES)
Programa Escuelas de Calidad
Programa Fondo de Modernización para la Educación Superior (FOMES)
Programa Fondo de Inversión de Universidades Públicas Estatales con Evaluación de la ANUIES (FIUPEA)
Programa de Fortalecimiento de la Educación Especial y de la Integración Educativa
Programa de Mejoramiento Institucional de las Escuelas Normales Públicas
Programa de Desarrollo Humano Oportunidades
Programa de Apoyo para Abatir el Rezago Educativo en Educación Inicial y Básica (CONAFE)
Modelo de Educación para la Vida y el Trabajo (INEA)
Modelo Comunitario de Educación Inicial y Básica para Población Indígena y Migrante (CONAFE)
Becas para Madres Jóvenes y Jóvenes Embarazadas
Programa asesor técnico pedagógico Programa nacional de becas a la excelencia académica y al aprovechamiento escolar
Secretaría de Salud
Programa Comunidades Saludables
Programas de Atención a Personas con Discapacidad
Programas de Atención a Población con Vulnerabilidad Social
Programa Cruzada Nacional por la Calidad de los Servicios de Salud
Programa de Desarrollo Humano Oportunidades
Secretaría del Trabajo y Previsión Social
Programa de Apoyo a la Capacitación (PAC)
Programa de Apoyo al Empleo (PAE)
Programa para el Desarrollo Local (Microrregiones)
Secretaría de la Reforma Agraria
Programa de la Mujer en el Sector Agrario (PROMUSAG)
Fondo de Apoyo para Proyectos Productivos (FAPPA)
Secretaría del Medio Ambiente y Recursos Naturales
Programa de Desarrollo Forestal (PRODEFOR)
Programa de Plantaciones Forestales Comerciales (PRODEPLAN)
Programa de Desarrollo Regional Sustentable

Programa de Agua Limpia
Programa de Desarrollo Institucional Ambiental
Programa de Empleo Temporal (PET)
Programa de Agua Potable, Alcantarillado y Saneamiento en Zonas Urbanas
Programa para la Construcción y Rehabilitación de Sistemas de Agua Potable y Saneamiento en Zonas Rurales
Programa de Desarrollo de Infraestructura de Temporal
Programa de Conservación y Rehabilitación de Áreas de Temporal
Programa de Ampliación de Distritos de Riego
Programa de Rehabilitación y Modernización de Distritos de Riego
Programa de Desarrollo Parcelario
Programa de Uso Eficiente del Agua y la Energía Eléctrica Programa de Ampliación de Unidades de Riego
Programa de Uso Pleno de la Infraestructura Hidroagrícola
Programa de Pago por Servicios Ambientales
Restauración, Protección y Conservación del Bosque Natural
Secretaría de Desarrollo Social
Programa Hábitat
Programa de Abasto Social de Leche a cargo de Liconsa, S.A. de C.V.
Programa de Abasto Rural a cargo de Diconsa, S.A. de C.V. (DICONSA)
Programa de Opciones Productivas
Programas del Fondo Nacional de Fomento a las Artesanías (FONART)
Programa para el Desarrollo Local (Microrregiones)
Programa de Atención a Jornaleros Agrícolas
Programa de Coinversión Social
Programa de Empleo Temporal (PET)
Programa de Desarrollo Humano Oportunidades
Programa de Atención a Adultos Mayores en Zonas Rurales
Programa de Vivienda Rural
Programa de Apoyo Alimentario
Programa Iniciativa Ciudadana 3 x 1
Incentivos Estatales por Demanda
Consejo Nacional de Ciencia y Tecnología
Programas del Consejo Nacional de Ciencia y Tecnología
Otros Programas
Programa IMSS-Oportunidades

ANEXO 16. PROGRAMA DE DESARROLLO HUMANO OPORTUNIDADES (Pesos)

Desarrollo Social	8,365,392,500
Educación Pública	11,987,819,376
Salud	3,290,900,000
Total	**23,644,111,876**

ANEXO 17. PROGRAMA ESPECIAL CONCURRENTE PARA EL DESARROLLO RURAL SUSTENTABLE (Millones de pesos)

Total	**119,641.6**
Forestal	
Programa de Desarrollo Forestal (PROFEMOR)	400.0
Programa de Plantaciones Forestales Comerciales (PRODEPLAN)	400.0
Programa Nacional de Reforestación (PRONARE)	487.1
Programa Especial Forestal	900.0
Programa Contra Incendios	400.0
Programa de Conservación y Manejo de Recursos Forestales (PROCYMAF)	100.0
Pago de Servicios Ambientales Forestales	250.0

Pago de Servicios Ambientales en Plantaciones Agrícolas y Cadenas Productivas Agroforestales	202.0
Infraestructura Hidroagrícola	
Desarrollo Áreas de Riego	2,446.1
Presa Picachos dentro del Sistema Baluarte-Presidio	165.0
Desarrollo Áreas de Temporal y Otras Acciones	888.9
Infraestructura Hidroagrícola en Zonas Marginadas	310.0
Agua Potable y Saneamiento	144.0
Otros programas	
Programa de Empleo Temporal (SEMARNAT)	100.0
Restauración de Suelos y Aguas	150.0
Programa de Desarrollo Regional Sustentable (PRODIS)	50.0
Oportunidades Productivas	900.0
Proyectos Productivos Mujeres	50.0
Adquisición Leche por LICONSA	297.0
Compra de Cosechas Zonas Marginadas DICONSA	100.0
Desarrollo Local Microregiones	410.0
Jornaleros Agrícolas	150.0
Programa de Empleo Temporal (PET)	500.0
Vivienda Rural	750.0
Programa Alimentario	4,092.1
Oportunidades	6,000.0
Adultos Mayores	900.0
Fondo Nacional de Fomento a las Artesanías (FONART)	50.0
Fondo de Apoyo a Proyectos Productivos (FAPPA)	400.0
Programa de Mujeres del Sector Agrario (PROMUSAG)	400.0
Fomento y Organización Agraria	250.0
Atención Conflictos Agrarios de Solución Inmediata	663.0
Conciliación Agraria	400.0
Fondo de Tierras	300.0
Instalación del Joven Emprendedor Rural	100.0
Modernización Catastro Rural	134.0
Digitalización del Archivo General Agrario	34.9
Fondo de Ordenamiento de la Propiedad Rural (FONORDE)	23.0
Programa de Certificación de Derechos Ejidales (PROCEDE)	366.1
Educación Agropecuaria Ramo 11	3,741.0
Programa Educación Capacidades	5,481.1
Programa Educación Oportunidades	8,220.6
Programa Salud Capacidades	4,112.3
IMSS Oportunidades	600.0
Otros Oportunidades Salud	1,765.1
Reducción de Costos Acceso al Crédito (Financiera Rural)	200.0
Garantía Líquidas	200.0
Promoción y Supervisión de Operaciones Crediticias	100.0
Fondo de Capitalización e Inversión Rural (FOCIR)	50.0
Programa de Empleo Temporal (SCT)	1,180.0
Telefonía y Caminos Rurales	1,767.9
Programa Mujeres Campesinas	50.0
Fondo de Microfinanciamiento a Mujeres Rurales	100.0
Microregiones	100.0
Fondo Nacional de Empresas en Solidaridad (FONAES) Turísticos	715.0 75.0
Apoyo al Empleo (STPS)	126.2
Programa Paisano	50.0

Programa de Apoyo para la Repatriación de Cadáveres a México	60.0
Programa de Asistencia Jurídica Urgente Para Mexicanos en Estados Unidos y Pr ograma para la Defensa de los Mexicanos Condenados a Pena de Muerte y Programa de Consulados Mó vil	25.0
Programa de Protección al Migrante Mexicano y a la Campaña de Seguridad al Migrante Mexicano	6.0
Programa de Repatriación de personas vulnerables	5.0
Programa a migrantes en situación de probada indigencia	4.0
Otros servicios Embajadas	10.0
Apoyo a las Mujeres, Niños y Niñas Migrantes en Situación de Maltrato	20.0
Comisión Nacional de Pueblos y Comunidades Indígenas (CONADEPI) Fondos Regionales	2,991.5
Alianza para el Campo	
Atención a Grupos y Regiones Prioritarias (Desarrollo Rural)	2,337.2
Conversión Productiva de Café	450.0
Terminar Padrón Cafetalero	20.0
Apoyo al Sector Social Beneficio Húmedo y Seco de Café	50.0
Fondo de Estabilización y Fortalecimiento de la Cafeticultura	1,000.0
Retiro de Café de Baja Calidad	60.0
Acopio y Comercialización de Café	60.0
Formación de Reservas de Café	50.0
Integración de Cadenas Agroalimentarias Diversas	529.6
Integración de Cadenas Agroalimentarias Pesqueras	122.6
Reconversión Productiva (Fomento Agrícola)	1,220.3
Fondo de Apoyo a Productores de Maíz de 5 ha o menos	750.0
Fondo de Apoyo a la Productividad del Frijol	400.0
Fondo de Apoyo a la Cadena Agroalimentaria de Caña de Azúcar	300.0
Fondo de Apoyo a la Cadena Agroalimentaria de Citricultura	100.0
Fondo de Apoyo a la Cadena Agroalimentaria de Guayaba	55.0
Integración de Cadenas Agroalimentarias Diversas	253.8
Atención a Factores Críticos Fomento Agrícola	156.0
Reconversión Productiva de Fomento Ganadero	900.0
Fondo de Apoyo a la Cadena Agroalimentaria de Carne Bovina	100.0
Integración de Cadena Agroalimentarias Diversas	100.0
Reconversión Productiva en Sanidades	270.0
Combate Broca de Café	45.0
SNIDRUS (Sistema Nacional de Información)	25.1
PROEXPORTA	55.7
Apoyos a Precios y Comercialización	
Apoyos Directos Ingreso Objetivo (Maíz, Trigo, Sorgo, Arroz, Algodón, Cebada...)	3,958.4
Apoyos Directos Ingreso Objetivo Frijol	500.0
Coberturas	240.0
Pignoración	118.6
Conversión Productiva	333.2
Flete Terrestre o Cabotaje	200.0
Agricultura por Contrato	250.0
Ganadería por Contrato Engorda TIF (Nuevo)	150.0
Pago por deficiencias de bases (Nuevo)	200.0
Fondo de Apoyo a la Cadena Agroalimentaria de la Citricultura	150.0
Fondo de Apoy o a la Cadena Agroalimentaria de la Guayaba	45.0
Esquemas de Apoyo Sacrificio Rastros TIF	300.0
Promoción Comercial y Fomento Exportaciones Diversas	60.0
Promoción Comercial y Fomento Exportaciones Pesqueras	90.0
Actividades Pesqueras	
Proyectos Productivos Pesqueros	100.0

Operación Comisión de Pesca	723.0
Fondo de Reconversión Pesquera del Golfo de México	150.0
Infraestructura Pesquera	200.0
CONVENIOS CONAPESCA-ENTIDADES FEDERATIVAS PARA OBRAS PESQUERAS	150.0
Programas Productivos Pesqueros (Alianza para el Campo)	650.0
Acuacultura Rural (Alianza para el Campo)	200.0
Integración de Cadenas Agroalimentarias Pesqueras (Alianza para el Campo)	300.0
Fondo de Contingencias Pesqueras (Nuevo)	100.0
Aspectos Financieros y de Seguro	
FOMAGRO	300.0
Quitas Cartera vencidas	250.0
Fondos de Garantía	500.0
FIRCO	330.0
Subsidio a la Prima del seguro Agropecuario	327.2
Fondo de Acompañamiento Agroaseguro (Nuevo)	150.0
Fondo de Contingencias Agroaseguro (Nuevo)	150.0
Programas de Apoyo al Ingreso	
PROCAMPO	12,572.5
PROCAMPO Alterno (Nuevo)	500.0
PROCAMPO Indígena	1,570.6
Programa Ganadero (PROGAN)	1,560.0
Programa Porcícola (PROPOR) (Nuevo)	200.0
Programa Ovino-caprícola (PROOVICAPR) (Nuevo)	100.0
PROCAMPO Capitaliza	266.5
COTECOCA, Abeja Africana, Varroasis	54.1
Capacitación	
Instituto Nacional Desarrollo de Capacidades del Sector Rural (Gasto Operativo)	33.2
Capacitación Cafeticultores	20.0
Capacitación Diversa	66.8
Fondo de Apoyo a Organizaciones Sociales	150.0
Fondo de Apoyo Consolidación de Empresas Comercializadoras de Productores	150.0
Fondo de Apoyo a Sistemas Producto	150.0
SANIDADES (Inspección Fitozoosanitaria y Contingencias)	565.0
Apoyos Energéticos Diesel, Gasolina pesca y Energía Eléctrica	75.0
Infraestructura de Comercialización Social	300.0
Contingencias Climatológicas (FAPRACC)	350.0
Distrito de Riego O25	226.0
Distrito de Riego O26	174.0
PET Para Productores de Maíz de 5 Ha a menos	900.0
PET (SAGARPA)	100.0
Apoyo a Despachos de Profesionistas Certificados (Nuevo)	50.0
Seguridad Social Jornaleros Agrícolas. Convenio IMSS	100.0
Seguridad Social Cañeros. Convenio IMSS	250.0
Fondos Regionales de Combate a la Pobreza (Nuevo)	200.0
Rehabilitación Microcuencas	75.0
PIASRE	683.0
Institutos de Investigación, Operación y Educación Superior	
Comisión Nacional de Zonas Áridas (CONAZA)	125.0
Universidad Autónoma Chapingo	1,100.0
Colegio de Postgraduados	444.0
Universidad Autónoma Agraria Antonio Narro (UAAAN)	500.0
Instituto Nacional de Investigaciones Forestales, Agrícolas y Pesqueras (INIFAP)	1,045.0
Tribunales Agrarios	800.0
Instituto Mexicano de Tecnología del Agua (IMTA)	211.3

Gasto Operativo Diverso	16,970.0

Nota: El gasto operativo diverso a que se refiere el presente programa será destinado única y exclusivamente a actividades relacionadas con el desarrollo rural sustentable.

ANEXO 18. PROYECTOS EN EL PROGRAMA DE DESARROLLO DE LA REGIÓN SUR-SURESTE Y PLAN PUEBLA PANAMÁ (Pesos)

Proyecto		
Secretaría de Comunicaciones y Transportes		**821,313,400.0**
Campeche	Xpujil-Límite de Estados Campeche-Quintana Roo	24,700,000.0
Chiapas	Ocozocoautla-Arriaga	150,300,000.0
Guerrero	Cd. Altamirano-Arcelia	51,800,000.0
Guerrero	Puente Barra Vieja-Lomas Chapultepec	25,300,000.0
Oaxaca	Arriaga-La Ventosa	107,400,000.0
Oaxaca	Tramo Entronque Tequisitlán-Tehuantepec II	65,000,000.0
Oaxaca	Libramiento Ejutla de Crespo	20,000,000.0
Quintana Roo	Entronque a Chetumal-Desviación a Majahual	135,713,400.0
Quintana Roo	Escárcega-Chetumal, Q. Roo y Camp.	62,600,000.0
Tabasco	Tramo Villahermosa-Teapa	25,000,000.0
Tabasco	Raudales de Malpaso-El Bellote	25,000,000.0
Tabasco	Entronque Coatzacoalcos -Villahermosa (Entr. Reforma)	18,000,000.0
Tabasco	Villahermosa-Tuxtla Gutiérrez Tr. Entr. Gaviotas-Aeropuerto	15,000,000.0
Veracruz	Acceso al Puerto de Coatzacoalcos	35,000,000.0
Veracruz	Cardel-Tihuatlán (Cardel-Gutiérrez Zamora)	33,000,000.0
Yucatán	Periférico de Mérida	20,000,000.0
Yucatán	Chencoyi-Umán/Tramo Muná-Umán	7,500,000.0
Comisión Federal de Electricidad		**18,630,822.0**
Chiapas	Desarrollar y construir proyectos de transformación y transmisión de energía eléctrica conforme al Plan Puebla- Panamá	18,630,822.0
Secretaría de Economía		**5,000,000.0**
Chiapas	Central de Abasto	5,000,000.0
Secretaría de Salud		**2,000,000.0**
Regional	Realizar la vigilancia y el control epidemiológico	2,000,000.0
Secretaría de Relaciones Exteriores		**14,093,955.0**
Regional	Fortalecer la relación con Centroamérica, impulsar la integración regional y contribuir al desarrollo sustentable de la región Sur-Sureste de México	10,593,955.0
Yucatán	Acciones de saneamiento	3,500,000.0
Total		**861,038,177.0**

ANEXO 19. PROYECTOS EN EL PROGRAMA DE DESARROLLO DE LA REGIÓN FRONTERA NORTE (Pesos)

Proyecto		
Secretaría de Comunicaciones y Transportes		**265,300,000.0**
Coahuila	Monclova - Saltillo	42,400,000.0
Coahuila	Tramo Zaragoza - Acuña	35,000,000.0
Chihuahua	Ciudad Juárez - Porvenir (Libramiento Aeropuerto - El Sauzal)	30,300,000.0
Chihuahua	Juárez - Janos	35,000,000.0
Baja California	Sonoita - Mexicali / Tramo San Luis Río Colorado - Mexicali	55,100,000.0

Baja California	Tijuana - Rosarito Puente sobre la Presa Abelardo L. Rodríguez	40,000,000.0
Sonora	Libramiento Sur de Hermosillo	27,500,000.0
Secretaría de Salud		**13,649,612.0**
Tamaulipas	Diseñar, regular y conducir políticas en salud	13,649,612.0
Secretaría de Medio Ambiente y Recursos Naturales		**236,014,820.0**
Región	Otras Actividades	480,000.0
Región	Otras Actividades	400,000.0
Baja California	Desarrollo y Ordenamiento Ambiental por Cuencas y Ecosistemas	28,000.0
Coahuila	Desarrollo y Ordenamiento Ambiental por Cuencas y Ecosistemas	50,000.0
Chihuahua	Desarrollo y Ordenamiento Ambiental por Cuencas y Ecosistemas	109,000.0
Chihuahua y Nuevo León	Desarrollo y Ordenamiento Ambiental por Cuencas y Ecosistemas	75,000.0
Sonora	Desarrollo y Ordenamiento Ambiental por Cuencas y Ecosistemas	40,000.0
Tamaulipas	Desarrollo y Ordenamiento Ambiental por Cuencas y Ecosistemas	28,000.0
Baja California	Desarrollo de infraestructura de agua potable de la frontera norte	120,000,000.0
Baja California	Rehabilitación y modernización de distritos de riego	114,804,820.0
Otros Proyectos		**25,000,000.0**
Baja California	Infraestructura Cultural y Educativa	25,000,000.0
Total		**539,964,432.0**

ANEXO 20. ADECUACIONES APROBADAS POR LA H. CÁMARA DE DIPUTADOS (Pesos)

	Proyecto PEF	Reducciones (a)	Ampliaciones (b)	Reasignaciones (b-a)	Aprobado PEF
A: RAMOS AUTÓNOMOS	**37,367,436,485**	**6,431,000,000**	**0**	**(6,431,000,000)**	**30,936,436,485**
Gasto Programable					
01 Poder Legislativo	7,156,086,606	1,717,100,000	0	(1,717,100,000)	5,438,986,606
Cámara de Senadores	2,467,664,800	808,501,194	0	(808,501,194)	1,659,163,606
Cámara de Diputados	3,401,941,000	236,000,000	0	(236,000,000)	3,165,941,000
Auditoría Superior de la Federación	1,286,480,806	672,598,806	0	(672,598,806)	613,882,000
03 Poder Judicial	23,770,249,908	4,370,200,000	0	(4,370,200,000)	19,400,049,908
Suprema Corte de Justicia de la Nación	2,706,313,904	500,000,000	0	(500,000,000)	2,206,313,904
Consejo de la Judicatura Federal	19,981,202,004	3,700,000,000	0	(3,700,000,000)	16,281,202,004
Tribunal Electoral del Poder Judicial de la Federación	1,082,734,000	170,200,000	0	(170,200,000)	912,534,000
22 Instituto Federal Electoral	5,788,794,995	320,500,000	0	(320,500,000)	5,468,294,995
35 Comisión Nacional de los Derechos Humanos	652,304,976	23,200,000	0	(23,200,000)	629,104,976
B: RAMOS ADMINISTRATIVOS	**342,344,461,979**	**7,243,360,000**	**17,440,511,963**	**10,197,151,963**	**352,541,613,942**
Gasto Programable					
02 Presidencia de la República	1,685,231,320	39,900,000	0	(39,900,000)	1,645,331,320
04 Gobernación	3,913,818,310	95,800,000	0	(95,800,000)	3,818,018,310
05 Relaciones Exteriores	3,497,950,360	73,900,000	0	(73,900,000)	3,424,050,360
06 Hacienda y Crédito	24,108,351,310	488,200,000	0	(488,200,000)	23,620,151,310

	Público					
07	Defensa Nacional	23,628,690,200	295,900,000	0	(295,900,000)	23,332,790,200
08	Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación	37,131,897,030	837,700,000	79,151,963	(758,548,037)	36,373,348,993
09	Comunicaciones y Transportes	16,177,039,540	730,600,000	7,300,000,000	6,569,400,000	22,746,439,540
10	Economía	5,477,659,878	97,700,000	0	(97,700,000)	5,379,959,878
11	Educación Pública	109,588,203,990	1,200,100,000	5,026,000,000	3,825,900,000	113,414,103,990
12	Salud	21,422,045,416	1,949,000,000	1,500,000,000	(449,000,000)	20,973,045,416
13	Marina	8,505,509,330	17,300,000	0	(17,300,000)	8,488,209,330
14	Trabajo y Previsión Social	3,655,545,990	327,700,000	0	(327,700,000)	3,327,845,990
15	Reforma Agraria	2,856,120,470	50,000,000	0	(50,000,000)	2,806,120,470
16	Medio Ambiente y Recursos Naturales	15,326,912,920	319,100,000	1,000,360,000	681,260,000	16,008,172,920
17	Procuraduría General de la República	7,370,508,790	114,000,000	0	(114,000,000)	7,256,508,790
18	Energía	20,605,614,080	18,360,000	0	(18,360,000)	20,587,254,080
20	Desarrollo Social	18,929,544,310	31,000,000	2,200,000,000	2,169,000,000	21,098,544,310
21	Turismo	1,291,302,790	61,100,000	0	(61,100,000)	1,230,202,790
27	Función Pública	1,598,069,870	180,700,000	0	(180,700,000)	1,417,369,870
31	Tribunales Agrarios	574,040,080	0	0	0	574,040,080
32	Tribunal Federal de Justicia Fiscal y Administrativ a	818,189,490	34,600,000	0	(34,600,000)	783,589,490
36	Seguridad Pública	6,719,587,360	256,900,000	0	(256,900,000)	6,462,687,360
37	Consejería Jurídica del Ejecutivo Federal	91,652,790	23,800,000	0	(23,800,000)	67,852,790
38	Consejo Nacional de Ciencia y Tecnología	7,370,976,355	0	335,000,000	335,000,000	7,705,976,355
C: RAMOS GENERALES		**862,375,766,922**	**7,434,000,000**	**23,889,248,037**	**16,455,248,037**	**878,831,014,959**
Gasto Programable						
19	Aportaciones a Seguridad Social	127,553,400,000	288,200,000	0	(288,200,000)	127,265,200,000
23	Provisiones Salariales y Económicas	5,976,605,769	57,600,000	10,800,000,000	10,742,400,000	16,719,005,769
25	Previsiones y Aportaciones para los Sistemas de Educación Básica, Normal, Tecnológica y de Adultos	27,050,550,670	288,200,000	3,000,000,000	2,711,800,000	29,762,350,670
	Previsiones para servicios personales para los servicios de educación básica en el Distrito Federal, para el Fondo de Aportaciones para la Educación Básica y Normal, y para el Fondo de Aportaciones para la Educación Tecnológica y de Adultos	5,282,350,670	0	3,000,000,000	3,000,000,000	8,282,350,670
	Aportaciones para los servicios de educación básica y normal en el Distrito Federal	21,768,200,000	288,200,000	0	(288,200,000)	21,480,000,000
33	Aportaciones Federales para Entidades Federativas y Municipios	250,562,749,321	0	638,648,037	638,648,037	251,201,397,358

	Fondo de Aportaciones para la Educación Básica y Normal	156,184,100,000	0	0	0	156,184,100,000
	Fondo de Aportaciones para los Servicios de Salud	34,064,123,181	0	0	0	34,064,123,181
	Fondo de Aportaciones para la Infraestructura Social, que se distribuye en:	23,239,932,500	0	271,705,000	271,705,000	23,511,637,500
	Estatal	2,816,679,819	0	32,930,646	32,930,646	2,849,610,465
	Municipal	20,423,252,681	0	238,774,354	238,774,354	20,662,027,035
	Fondo de Aportaciones para el Fortalecimiento de los Municipios y de las Demarcaciones Territoriales del Distrito Federal	23,819,071,618	0	278,475,889	278,475,889	24,097,547,507
	Fondo de Aportaciones Múltiples, que se distribuye para erogaciones de:	7,566,922,022	0	88,467,148	88,467,148	7,655,389,170
	Asistencia Social	3,451,312,896	0	40,350,331	40,350,331	3,491,663,227
	Infraestructura Educativa	4,115,609,126	0	48,116,817	48,116,817	4,163,725,943
	Fondo de Aportaciones para la Educación Tecnológica y de Adultos, que se distribuye para erogaciones de:	3,188,600,000	0	0	0	3,188,600,000
	Educación Tecnológica	1,868,605,610	0	0	0	1,868,605,610
	Educación de Adultos	1,319,994,390	0	0	0	1,319,994,390
	Fondo de Aportaciones para la Seguridad Pública de los Estados y del Distrito Federal	2,500,000,000	0	0	0	2,500,000,000
39	Programa de Apoyos para el Fortalecimiento de las Entidades Federativas	10,000,000,000	0	7,000,000,000	7,000,000,000	17,000,000,000
	Aguascalientes	96,000,000	0	67,828,084	67,828,084	163,828,084
	Baja California	443,000,000	0	309,833,753	309,833,753	752,833,753
	Baja California Sur	64,000,000	0	45,511,516	45,511,516	109,511,516
	Campeche	116,000,000	0	80,942,516	80,942,516	196,942,516
	Chiapas	402,000,000	0	280,909,616	280,909,616	682,909,616
	Chihuahua	421,000,000	0	295,036,993	295,036,993	716,036,993
	Coahuila	238,000,000	0	166,027,362	166,027,362	404,027,362
	Colima	79,000,000	0	54,775,616	54,775,616	133,775,616
	Distrito Federal	824,000,000	0	576,910,367	576,910,367	1,400,910,367
	Durango	185,000,000	0	129,322,416	129,322,416	314,322,416
	Guanajuato	374,000,000	0	261,996,416	261,996,416	635,996,416
	Guerrero	267,000,000	0	187,093,016	187,093,016	454,093,016
	Hidalgo	204,000,000	0	143,230,100	143,230,100	347,230,100
	Jalisco	703,000,000	0	492,337,347	492,337,347	1,195,337,347
	México	1,212,000,000	0	847,969,507	847,969,507	2,059,969,507
	Michoacán	341,000,000	0	238,315,538	238,315,538	579,315,538
	Morelos	113,000,000	0	78,322,184	78,322,184	191,322,184
	Nayarit	119,000,000	0	83,976,207	83,976,207	202,976,207
	Nuevo León	458,000,000	0	319,989,307	319,989,307	777,989,307
	Oaxaca	235,000,000	0	165,306,322	165,306,322	400,306,322
	Puebla	442,000,000	0	308,934,462	308,934,462	750,934,462
	Querétaro	155,000,000	0	108,636,522	108,636,522	263,636,522

Quintana Roo	93,000,000	0	65,763,262	65,763,262	158,763,262
San Luis Potosí	197,000,000	0	137,787,931	137,787,931	334,787,931
Sinaloa	289,000,000	0	203,078,338	203,078,338	492,078,338
Sonora	317,000,000	0	222,107,922	222,107,922	539,107,922
Tabasco	243,000,000	0	170,446,147	170,446,147	413,446,147
Tamaulipas	300,000,000	0	209,572,384	209,572,384	509,572,384
Tlaxcala	91,000,000	0	63,861,369	63,861,369	154,861,369
Veracruz	626,000,000	0	438,791,731	438,791,731	1,064,791,731
Yucatán	207,000,000	0	145,217,378	145,217,378	352,217,378
Zacatecas	146,000,000	0	100,168,371	100,168,371	246,168,371
Gasto No Programable					
24 Deuda Pública	145,860,120,362	0	0	0	145,860,120,362
28 Participaciones a Entidades Federativas y Municipios	239,830,400,000	0	2,450,600,000	2,450,600,000	242,281,000,000
29 Erogaciones para las Operaciones y Programas de Saneamiento Financiero	0	0	0	0	0
30 Adeudos de Ejercicios Fiscales Anteriores	14,511,800,000	3,800,000,000	0	(3,800,000,000)	10,711,800,000
34 Erogaciones para los Programas de Apoyo a Ahorradores y Deudores de la Banca	41,030,140,800	3,000,000,000	0	(3,000,000,000)	38,030,140,800
D: ENTIDADES SUJETAS A CONTROL PRESUPUESTARIO DIRECTO	**543,785,431,854**	**6,771,700,000**	**0**	**(6,771,700,000)**	**537,013,731,854**
Gasto Programable					
GYN Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado	55,863,800,000	660,500,000	0	(660,500,000)	55,203,300,000
GYR Instituto Mexicano del Seguro Social	184,381,400,000	0	0	0	184,381,400,000
TOQ Comisión Federal de Electricidad	135,278,000,000	1,652,800,000	0	(1,652,800,000)	133,625,200,000
T1O Luz y Fuerza del Centro	21,010,900,000	576,400,000	0	(576,400,000)	20,434,500,000
TZZ Petróleos Mexicanos (Consolidado)	117,233,300,000	3,882,000,000	0	(3,882,000,000)	113,351,300,000
Gasto No Programable					
Costo Financiero, que se distribuye para erogaciones de:	30,018,031,854	0	0	0	30,018,031,854
TOQ Comisión Federal de Electricidad	6,371,450,753	0	0	0	6,371,450,753
TZZ Petróleos Mexicanos (Consolidado)	23,646,581,101	0	0	0	23,646,581,101
Resta por concepto de subsidios, transferencias y aportaciones a seguridad social incluidas en el gasto de la Administración Pública Federal Centralizada y que cubren parcialmente los presupuestos de las entidades a que se refiere el Anexo 1.D	**148,817,697,240**	**0**	**0**	**0**	**148,817,697,240**
GASTO NETO TOTAL	**1,637,055,400,000**	**27,880,060,000**	**41,329,760,000**	**13,449,700,000**	**1,650,505,100,000**

ANEXO 21 REASIGNACIONES DE GASTO 2004 (Millones de Pesos)

Ramo	Concepto	Entidad Federativa	Importe

	TOTAL REASIGNACIONES		**38,240.2**
	Programa Especial Concurrente para el Desarrollo Rural Sustentable		**10,800.0**
08	**Agricultura, Ganadería, Desarrollo Rural y Alimentación**		**79.2**
	Capacitación Servidores Públicos		50.0
	Estudios de Impacto Ambiental		29.2
09	**Comunicaciones y Transportes**		**7,300.0**
	Construcción y Modernización de Carreteras		**4,612.9**
	Cardel-Tihuatlán (Tramo: Cardel-Laguna Verde)	VERACRUZ	33.0
	Monclova-Saltillo (Tramo: Santa Cruz-La Muralla)	COAHUILA	15.0
	Ocozocoautla-Arriaga	CHIAPAS	62.7
	Tequisistlan-Entronque Tehuantepec II	OAXACA	273.0
	Texcoco-Calpulalpan	MEXICO	109.7
	Distribuidor Vial Angostura	CHIAPAS	25.0
	Libramiento Noroeste de Monterrey	NUEVO LEON	121.1
	Libramiento Surponiente de Querétaro	QUERÉTARO	111.0
	Tlaxco-Tejocotal	PUEBLA	167.0
	Mitla-Ent. Tequisistlán	OAXACA	180.0
	Periférico de Mérida	YUCATAN	125.0
	Arriaga-La Ventosa y Libramiento de Arriaga	CHIAPAS	77.6
	Celaya-Salamanca	GUANAJUATO	34.7
	Libramiento de Aguascalientes	AGUASCALIENTES	52.0
	Límite Estados Nayarit/Sinaloa-Villa Unión (Rosario-Villa Unión)	SINALOA	52.6
	Monterrey-Castaños (Tramo: Monterrey-Monclova)	COAHUILA	52.0
	Acceso al Puerto de Salina Cruz	OAXACA	55.0
	San Luis Potosí-Zacatecas (Tramo: SLP-Ahualulco)	SAN LUIS POTOSI	81.5
	Tehuacán-Teotitlán	PUEBLA	50.0
	Lagos de Moreno-San Luis Potosí (Tramo: Las Amarillas-Villa de Arriaga)	JALISCO	120.0
	Las Cruces Namiquipa/San Buenaventura	CHIHUAHUA	71.2
	Libramiento de Champotón	CAMPECHE	88.8
	Mérida-Kantunil	YUCATAN	34.4
	Sonoita-Mexicali Tr. San Luis Río Colorado-Mexicali	BAJA CALIFORNIA	173.0
	Villahermosa-Límite de Estados Tabasco / Campeche	TABASCO	50.0
	Libramiento Cuautla	MORELOS	19.4
	Libramiento Poniente de Saltillo	COAHUILA	70.0
	San Juan del Llano-Ometepec	GUERRERO	31.0
	Xpujil-Límite Estados Camp./Qroo.	CAMPECHE	50.0

	Cd. Victoria-Matamoros (Tramo: Yescas-Matamoros)	TAMAULIPAS	109.5
	Morelia-Jiquilpan	MICHOACAN	15.0
	Caobas-Arroyo Negro	QUINTANA ROO	40.0
	Feliciano-Zihuatanejo (Tramo: Libramiento Ixtapa)	GUERRERO	74.1
	Chencoyi-Umán (Tramo: Muná-Umán)	YUCATAN	20.0
	El Desperdicio-San Juan de los Lagos	JALISCO	50.0
	Zaragoza-Acuña	COAHUILA	60.0
	Allende-Monterrey	NUEVO LEON	19.0
	Iguala-Entronque Cocula	GUERRERO	50.0
	Durango-Mazatlán	DURANGO	217.0
	Entronque El Orito	ZACATECAS	16.8
	Entronque Granate	SAN LUIS POTOSI	40.0
	Entronque Tecomán-Melaque (Tramo: Cihuatlán-Melaque)	JALISCO	54.8
	La Paz- Aeropuerto Tr. Entr. Cola de ballena y Entr. Aeropuerto	BAJA CALIFORNIA SUR	55.0
	Ramal América Libre	CHIAPAS	25.0
	Raudales de Malpaso-El Bellote (Tramo: Comalcalco-El Bellote)	TABASCO	20.0
	Villahermosa-Teapa	TABASCO	51.6
	Zacatecas-Saltillo	ZACATECAS	30.0
	Zacatecas-San Luis Potosí(Tramo: Las Arcinas-Lim. Edos. Zac/SLP)	ZACATECAS	40.0
	Chetumal-Desv. Majahual	QUINTANA ROO	99.0
	Chetumal-Escárcega	QUINTANA ROO	124.0
	Chilpancingo-Acapulco	GUERRERO	15.0
	Acceso al Puerto de Veracruz	VERACRUZ	43.0
	Mérida-Tizimín	YUCATAN	20.0
	Tulum-Cobá	QUINTANA ROO	20.0
	Valle de Allende-Villa Coronado-Villa López	CHIHUAHUA	65.0
	Morelia-Aeropuerto	MICHOACAN	22.0
	Libramiento de González y Manuel	TAMAULIPAS	75.0
	Libramiento Oriente de Morelia (proyecto ejecutivo)	MICHOACAN	10.0
	El Chihue- Ent. Cd. Mante	TAMAULIPAS	100.0
	Guadalajara-B. De Navidad (Ent. Autopista Colima-Villa Corona)	JALISCO	32.1
	Guadalajara-Ameca (Ent. Carretera Nogales-Refugio del Mpio. Tala)	JALISCO	25.0
	Lauro Villar	TAMAULIPAS	62.5
	Santa Bárbara-Huimilpan	QUERÉTARO	42.5
	Ampliación Corona (Tr. Cadereyta-Peñamiller-Pinal de Amoles Jalpan)	QUERÉTARO	46.5
	Autopista Los Remedios-Ecatepec	MEXICO	100.0
	Aeropuerto-Querétaro	QUERÉTARO	60.4
	Santa Catarina-Colonias Pachuca	HIDALGO	89.4
	Convivencia Ferrocarril Ciudad	VERACRUZ	40.0
	Montemorelos - General Terán-China	NUEVO LEON	50.0

	Angel Albino Corso-Siltepec	CHIAPAS	25.0
	Puerto Fronterizo El Ceibo	TABASCO	30.0
	Puerto Dos Bocas	TABASCO	35.0
	Libramiento Sur de Hermosillo	SONORA	8.0
	Conservación de Carreteras		**1,680.7**
	-Aguascalientes		52.9
	-Baja California		51.2
	-Baja California Sur		46.9
	-Campeche		70.4
	-Coahuila		76.0
	-Colima		24.0
	-Chiapas		19.4
	-Chihuahua		36.0
	-Durango		79.4
	-Guanajuato		53.7
	-Guerrero		115.4
	-Hidalgo		33.6
	-Jalisco		90.1
	-México		37.0
	-Michoacán		66.9
	-Morelos		27.4
	-Nayarit		9.9
	-Nuevo León		139.0
	-Oaxaca		121.3
	-Puebla		21.0
	-Querétaro		15.9
	-Quintana Roo		38.4
	-San Luis Potosí		41.1
	-Sinaloa		53.4
	-Sonora		81.2
	-Tabasco		28.2
	-Tamaulipas		83.6
	-Tlaxcala		33.7
	-Veracruz		148.3
	-Yucatán		28.6
	-Zacatecas		46.8
	-Centralizado		-90.0
	Caminos Rurales		**1,006.4**
	BAJA CALIFORNIA		15.0
	BAJA CALIFORNIA SUR		20.0
	CAMPECHE		8.0
	COAHUILA		20.0

	CHIAPAS		160.0
	CHIHUAHUA		10.0
	DURANGO		50.0
	GUERRERO		246.6
	HIDALGO		20.0
	JALISCO		15.0
	MÉXICO		19.3
	MICHOACÁN		31.8
	NUEVO LEÓN		4.0
	OAXACA		215.2
	PUEBLA		34.0
	QUERÉTARO		20.0
	SAN LUIS POTOSÍ		10.0
	TAMAULIPAS		10.0
	VERACRUZ		69.5
	YUCATÁN		10.0
	ZACATECAS		18.0
11	**Educación Pública**		**5,026.0**
	UNAM	D.F.	400.0
	I.P.N.	D.F.	200.0
	Educación Superior Tecnológica		1,000.0
	Educación Media Superior		1,766.0
	Esc. Preparatoria Oficial San Francisco del Rincón	Gto.	10.0
	Ciudades Patrimonio Cultural		40.0
	Conaculta		10.0
	Radio Educación		5.0
	Centro de Capacitación Cinematográfica (CCC)		10.0
	Museos del Instituto Nacional de Bellas Artes		10.0
	Museo Nacional de Historia		10.0
	Conade		100.0
	Becas Oportunidades		500.0
	Escuelas de Calidad		0.0
	SEP. Dirección General de Normatividad Partida 4219		150.0
	Fondo de Equidad para Universidades con Costo por Alumno Debajo de la Media Nacional (SEP-ANUIES)		815.0
	Universidad Autónoma Benito Juárez de Oaxaca		160.0
	Universidad Autónoma de Guerrero		100.0
	Universidad Juárez Autónoma de Tabasco		100.0
	Universidad Autónoma de Sinaloa		220.0
	Universidad Autónoma de Tlaxcala		23.0
	Universidad Michoacana de San Nicolás Hidalgo		72.0
	Universidad Autónoma del Estado de Hidalgo		36.0
	Universidad Autónoma de Chiapas		34.0
	Universidad Autónoma del Estado de México		70.0

12	**Salud**		**1,500.0**
	Atención Enfermos de VIH SIDA		368.0
	Vacunación		328.0
	Atención a la salud de la mujer		270.0
	Vigilancia epidemiológica y sanitaria		90.0
	Investigación		90.0
	Ampliación de la cobertura		200.0
	Atención a la comunidad		154.0
16	**Medio Ambiente y Recursos Naturales**		**1,000.0**
	Drenaje Municipio San José Chiapa	Pue.	10.0
	Abastecimiento de Agua Potable en Guadalajara y León	Jal.-Gto.	40.0
	Suministro de Agua Potable y Saneamiento en Zonas Urbanas	Nacional	515.0
	Suministro de Agua Potable y Saneamiento en Zonas Urbanas	Tlaxcala	12.0
	Programa de Agua Potable y Saneamiento de la Frontera Norte	B.C.	33.0
	Saneamiento de La ZMVM	D.F., México	65.0
	Infraestructura para la protección de áreas productivas y centros de población, acciones contra inundaciones	Nal.	50.0
	Infraestructura para la protección de áreas productivas y centros de población, acciones contra inundaciones	Tabasco	200.0
	Saneamiento de la Ciudad de los Mochis	Sinaloa	25.0
	Drenaje y Saneamiento de Guaymas	Sonora	50.0
20	**Desarrollo Social**		**2,200.0**
	PET (Piso Firme y Mejoramiento de Vivienda)		300.0
	Incentivos Estatales por Demanda		200.0
	Microregiones		100.0
	Iniciativa Ciudadana 3 X 1		100.0
	Compra de Suelo para Vivienda (FONHAPO)		200.0
	Hábitat Fronterizo		400.0
	LICONSA (Acopio y Red Fría)		100.0
	INAPAM		50.0
	Vivienda/FONHAPO		750.0
38	**Consejo Nacional de Ciencia y Tecnología**		**335.0**
	Desarrollo Tecnológico		200.0
	Programa para el Desarrollo de Software de Empleo (Prosoft)		135.0
25	**Previsiones y Aportaciones para los Sistemas de Educación**		**3,000.0**
	Paquete Salarial		3,000.0

39	**Programa de Apoyos para el Fortalecimiento de las Entidades Federativas**		**7,000.0**

SALÓN DE SESIONES DE LA CÁMARA DE DIPUTADOS DEL HONORABLE CONGRESO DE LA UNION.- México, D.F., a 31 de diciembre de 2003.- Vicepresidente en Funciones de Presidente, **Francisco Arroyo Vieyra**.- Diputada Secretaria, **Ma. de Jesús Aguirre Maldonado**.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los treinta y un días del mes de diciembre de dos mil tres.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Santiago Creel Miranda**.- Rúbrica.

SEGUNDA SECCION

SECRETARIA DE HACIENDA Y CREDITO PUBLICO

LEY de Ingresos de la Federación para el Ejercicio Fiscal de 2004.

Al margen un sello con el Escudo Nacional, que dice: Estados Unidos Mexicanos.- Presidencia de la República.

VICENTE FOX QUESADA, Presidente de los Estados Unidos Mexicanos, a sus habitantes sabed:

Que el Honorable Congreso de la Unión, se ha servido dirigirme el siguiente

DECRETO

"EL CONGRESO GENERAL DE LOS ESTADOS UNIDOS MEXICANOS, D E C R E T A :

LEY DE INGRESOS DE LA FEDERACION PARA EL EJERCICIO FISCAL DE 2004

Capítulo I
De los Ingresos y el Endeudamiento Público

Artículo 1o. En el ejercicio fiscal de 2004, la Federación percibirá los ingresos provenientes de los conceptos y en las cantidades estimadas que a continuación se enumeran:

CONCEPTO	Millones de pesos
A. INGRESOS DEL GOBIERNO FEDERAL	***1,167,501.7***
I. Impuestos:	**820,550.5**
1. Impuesto sobre la renta.	346,209.9
2. Impuesto al activo.	15,323.8
3. Impuesto al valor agregado.	271,614.9
4. Impuesto especial sobre producción y servicios:	137,803.0
A. Gasolinas y diesel, para combustión automotriz.	106,754.7
B. Bebidas con contenido alcohólico y cerveza:	16,646.0
a) Bebidas alcohólicas.	4,326.6
b) Cervezas y bebidas refrescantes.	12,319.4
C. Tabacos labrados.	13,000.1
D. Aguas, refrescos y sus concentrados.	1,402.2
5. Impuesto sobre tenencia o uso de vehículos.	13,465.6
6. Impuesto sobre automóviles nuevos.	4,900.5
7. Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación.	0.0
8. Impuesto a los rendimientos petroleros.	0.0
9. Impuestos al comercio exterior:	24,076.3
A. A la importación.	24,076.3
B. A la exportación.	0.0
10. Accesorios.	7,156.5
II. Contribuciones de mejoras:	**14.8**
Contribución de mejoras por obras públicas de infraestructura hidráulica.	14.8
III. Derechos:	**254,821.0**
1. Servicios que presta el Estado en funciones de derecho público:	6,910.1

A. Secretaría de Gobernación.	790.9
B. Secretaría de Relaciones Exteriores.	1,384.1
C. Secretaría de la Defensa Nacional.	33.3
D. Secretaría de Marina.	0.2
E. Secretaría de Hacienda y Crédito Público.	1,829.3
F. Secretaría de la Función Pública.	0.0
G. Secretaría de Energía.	20.2
H. Secretaría de Economía.	50.8
I. Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.	16.3
J. Secretaría de Comunicaciones y Transportes.	2,460.4
K. Secretaría de Medio Ambiente y Recursos Naturales.	23.2
L. Secretaría de Educación Pública.	253.0
M. Secretaría de Salud.	1.1
N. Secretaría del Trabajo y Previsión Social.	0.6
Ñ. Secretaría de la Reforma Agraria.	34.8
O. Secretaría de Turismo.	0.8
P. Secretaría de Seguridad Pública.	11.1
2. Por el uso o aprovechamiento de bienes del dominio público:	7,048.7
A. Secretaría de Hacienda y Crédito Público.	0.7
B. Secretaría de la Función Pública.	0.0
C. Secretaría de Economía.	200.9
D. Secretaría de Comunicaciones y Transportes.	2,009.3
E. Secretaría de Medio Ambiente y Recursos Naturales.	4,837.8
3. Derecho sobre la extracción de petróleo.	146,537.1
4. Derecho extraordinario sobre la extracción de petróleo.	91,632.5
5. Derecho adicional sobre la extracción de petróleo.	2,692.6
6. Derecho sobre hidrocarburos.	0.0
IV. Contribuciones no comprendidas en las fracciones precedentes causadas en ejercicios fiscales anteriores pendientes de liquidación o de pago.	**696.8**
V. Productos:	**6,415.9**
1. Por los servicios que no correspondan a funciones de derecho público.	134.0
2. Derivados del uso, aprovechamiento o enajenación de bienes del dominio privado:	6,281.9
A. Explotación de tierras y aguas.	0.0
B. Arrendamiento de tierras, locales y construcciones.	6.9
C. Enajenación de bienes:	1,590.9
a) Muebles.	1,175.3
b) Inmuebles.	415.6
D. Intereses de valores, créditos y bonos.	2,682.0
E. Utilidades:	1,959.2
a) De organismos descentralizados y empresas de participación estatal.	0.0

b) De la Lotería Nacional para la Asistencia Pública.	860.6
c) De Pronósticos para la Asistencia Pública.	1,024.1
d) Otras.	74.5
F. Otros.	42.9
VI. Aprovechamientos:	**85,002.7**
1. Multas.	621.8
2. Indemnizaciones.	721.9
3. Reintegros:	131.1
A. Sostenimiento de las Escuelas Artículo 123.	43.5
B. Servicio de Vigilancia Forestal.	2.4
C. Otros.	85.2
4. Provenientes de obras públicas de infraestructura hidráulica.	969.3
5. Participaciones en los ingresos derivados de la aplicación de leyes locales sobre herencias y legados expedidas de acuerdo con la Federación.	0.0
6. Participaciones en los ingresos derivados de la aplicación de leyes locales sobre donaciones expedidas de acuerdo con la Federación.	0.0
7. Aportaciones de los Estados, Municipios y particulares para el servicio del Sistema Escolar Federalizado.	0.0
8. Cooperación del Distrito Federal por servicios públicos locales prestados por la Federación.	0.0
9. Cooperación de los Gobiernos de Estados y Municipios y de particulares para alcantarillado, electrificación, caminos y líneas telegráficas, telefónicas y para otras obras públicas.	0.1
10. 5% de días de cama a cargo de establecimientos particulares para internamiento de enfermos y otros destinados a la Secretaría de Salud.	0.0
11. Participaciones a cargo de los concesionarios de vías generales de comunicación y de empresas de abastecimiento de energía eléctrica.	844.1
12. Participaciones señaladas por la Ley Federal de Juegos y Sorteos.	210.0
13. Regalías provenientes de fondos y explotaciones mineras.	0.0
14. Aportaciones de contratistas de obras públicas.	15.6
15. Destinados al Fondo para el Desarrollo Forestal:	0.8
A. Aportaciones que efectúen los Gobiernos del Distrito Federal, Estatales y Municipales, los organismos y entidades públicas, sociales y los particulares.	0.7
B. De las reservas nacionales forestales.	0.0
C. Aportaciones al Instituto Nacional de Investigaciones Forestales y Agropecuarias.	0.1
D. Otros conceptos.	0.0
16. Cuotas Compensatorias.	296.3
17. Hospitales Militares.	0.0
18. Participaciones por la explotación de obras del dominio público señaladas por la Ley Federal del Derecho de Autor.	0.1
19. Recuperaciones de capital:	4,000.0

A. Fondos entregados en fideicomiso, a favor de entidades federativas y empresas públicas.	0.0
B. Fondos entregados en fideicomiso, a favor de empresas privadas y a particulares.	0.0
C. Inversiones en obras de agua potable y alcantarillado.	0.0
D. Desincorporaciones.	4,000.0
E. Otros.	0.0
20. Provenientes de decomiso y de bienes que pasan a propiedad del Fisco Federal.	126.0
21. Rendimientos excedentes de Petróleos Mexicanos y organismos subsidiarios.	2,384.6
22. Provenientes del programa de mejoramiento de los medios de informática y de control de las autoridades aduaneras.	862.4
23. No comprendidos en los incisos anteriores provenientes del cumplimiento de convenios celebrados en otros ejercicios.	0.0
24. Otros:	73,818.6
A. Remanente de operación del Banco de México.	15,000.0
B. Utilidades por Recompra de Deuda.	13,000.0
C. Rendimiento mínimo garantizado.	20,223.1
D. Otros.	25,595.5
B. INGRESOS DE ORGANISMOS Y EMPRESAS	***440,510.4***
VII. Ingresos de organismos y empresas:	**331,639.4**
1. Ingresos propios de organismos y empresas:	331,639.4
A. Petróleos Mexicanos.	152,987.2
B. Comisión Federal de Electricidad.	141,734.7
C. Luz y Fuerza del Centro.	1,580.4
D. Instituto Mexicano del Seguro Social.	8,428.0
E. Instituto de Seguridad y Servicios Sociales para los Trabajadores del Estado.	26,909.1
2. Otros ingresos de empresas de participación estatal.	0.0
VIII. Aportaciones de seguridad social:	**108,871.0**
1. Aportaciones y abonos retenidos a trabajadores por patrones para el Fondo Nacional de la Vivienda para los Trabajadores.	0.0
2. Cuotas para el Seguro Social a cargo de patrones y trabajadores.	108,871.0
3. Cuotas del Sistema de Ahorro para el Retiro a cargo de los Patrones.	0.0
4. Cuotas para el Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado a cargo de los citados trabajadores.	0.0
5. Cuotas para el Instituto de Seguridad Social para las Fuerzas Armadas Mexicanas a cargo de los militares.	0.0
C. **INGRESOS DERIVADOS DE FINANCIAMIENTOS**	***42,493.0***
IX. Ingresos derivados de financiamientos:	**42,493.0**

1. Endeudamiento neto del Gobierno Federal:		69,635.5
	A. Interno.	69,635.5
	B. Externo.	0.0
2. Otros financiamientos:		18,400.0
	A. Diferimiento de pagos.	18,400.0
	B. Otros.	
3. Superávit de organismos y empresas de control presupuestario directo (se resta)		45,542.5
TOTAL		**1,650,505.1**

Cuando una ley que establezca alguno de los ingresos previstos en este artículo, contenga disposiciones que señalen otros ingresos, estos últimos se considerarán comprendidos en la fracción que corresponda a los ingresos a que se refiere este artículo.

El Ejecutivo Federal informará al Congreso de la Unión de los ingresos pagados en especie o en servicios, por contribuciones, así como, en su caso, el destino de los mismos.

Derivado del monto de ingresos fiscales a obtener durante el ejercicio de 2004, se estima una recaudación federal participable por 940 mil 465.5 millones de pesos.

El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, informará al Congreso de la Unión, trimestralmente, dentro de los 35 días siguientes al trimestre vencido, sobre los ingresos percibidos por la Federación en el ejercicio fiscal de 2004, en relación con las estimaciones que se señalan en este artículo.

Se estima que el pago en especie, durante el ejercicio fiscal de 2004, en términos monetarios, del Impuesto sobre servicios expresamente declarados de interés público por ley, en los que intervengan empresas concesionarias de bienes del dominio directo de la Nación, establecido en la Ley que Establece, Reforma y Adiciona las Disposiciones Relativas a Diversos Impuestos publicada en el **Diario Oficial de la Federación** el 31 de diciembre de 1968 y cuyo pago se regula en el decreto publicado el 10 de octubre de 2002, ascenderá al equivalente de 2,540.2 millones de pesos.

La aplicación de los recursos a que se refiere el párrafo anterior, se hará de acuerdo a lo establecido en los artículos correspondientes del Decreto de Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004.

Artículo 2o. Se autoriza al Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, para contratar y ejercer créditos, empréstitos y otras formas del ejercicio del crédito público, incluso mediante la emisión de valores, en los términos de la Ley General de Deuda Pública y para el financiamiento del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004, por un monto de endeudamiento neto interno hasta por 84 mil 300 millones de pesos. Asimismo, podrá contratar endeudamiento interno adicional al autorizado, siempre que los recursos obtenidos se destinen íntegramente a la disminución de la deuda pública externa. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar obligaciones del Erario Federal a efecto de obtener un monto de desendeudamiento neto externo de hasta 500 millones de dólares de los Estados Unidos de América. Para el cómputo de lo anterior, se utilizará el tipo de cambio que publique el Banco de México en el **Diario Oficial de la Federación** y que se haya determinado el último día hábil bancario del ejercicio fiscal de 2004.

También se autoriza al Ejecutivo Federal para que, a través de la propia Secretaría de Hacienda y Crédito Público, emita valores en moneda nacional y contrate empréstitos para canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública. Asimismo, el Ejecutivo Federal queda autorizado para contratar créditos o emitir valores en el exterior con el objeto de canjear o refinanciar endeudamiento externo.

El Ejecutivo Federal queda autorizado, en caso de que así se requiera, para emitir en el mercado nacional, en el ejercicio fiscal de 2004, valores u otros instrumentos indizados al tipo de cambio del peso mexicano respecto de monedas del exterior, siempre que el saldo total de los mismos durante el citado ejercicio no exceda del 10 por ciento del saldo promedio de la deuda pública interna registrada en dicho ejercicio y que, adicionalmente, estos valores o instrumentos sean emitidos a un plazo de vencimiento no menor a 365 días.

Las operaciones a las que se refieren el segundo y tercer párrafos de este artículo no deberán implicar endeudamiento neto adicional al autorizado para el presente ejercicio.

Del ejercicio de estas facultades, el Ejecutivo Federal dará cuenta trimestralmente al Congreso de la Unión, por conducto de la Secretaría de Hacienda y Crédito Público dentro de los 35 días siguientes al trimestre vencido, especificando las características de las operaciones realizadas.

El Ejecutivo Federal también informará trimestralmente al Congreso de la Unión en lo referente a aquellos pasivos contingentes que se hubieran asumido con la garantía del Gobierno Federal, durante el ejercicio fiscal de 2004, incluyendo los avales distintos de los proyectos de inversión productiva de largo plazo otorgados.

Se autoriza al Instituto para la Protección al Ahorro Bancario a contratar créditos o emitir valores con el único objeto de canjear o refinanciar exclusivamente sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, otorgar liquidez a sus títulos y, en general, mejorar los términos y condiciones de sus obligaciones financieras. Los recursos obtenidos con esta autorización únicamente se podrán aplicar en los términos establecidos en la Ley de Protección al Ahorro Bancario incluyendo sus artículos transitorios. Sobre estas operaciones de canje y refinanciamiento deberá informar trimestralmente al Congreso de la Unión.

El Banco de México actuará como agente financiero del Instituto para la Protección al Ahorro Bancario, para la emisión, colocación, compra y venta, en el mercado nacional, de los valores representativos de la deuda del citado Instituto y, en general, para el servicio de dicha deuda. El Banco de México también podrá operar por cuenta propia con los valores referidos.

En el evento de que en las fechas en que corresponda efectuar pagos por principal o intereses de los valores que el Banco de México coloque por cuenta del Instituto para la Protección al Ahorro Bancario, éste no tenga recursos suficientes para cubrir dichos pagos, en la cuenta que para tal efecto le lleve el Banco de México, el propio Banco deberá proceder a emitir y colocar valores a cargo del Instituto para la Protección al Ahorro Bancario, por cuenta de éste y por el importe necesario para cubrir los pagos que correspondan. Al determinar las características de la emisión y de la colocación, el Banco procurará las mejores condiciones para el Instituto dentro de lo que el mercado permita.

El Banco deberá efectuar la colocación de los valores a que se refiere el párrafo anterior en un plazo no mayor de quince días hábiles contados a partir de la fecha en que se presente la insuficiencia de fondos en la cuenta del Instituto para la Protección al Ahorro Bancario. Excepcionalmente, la Junta de Gobierno del Banco podrá ampliar este plazo una o más veces por un plazo conjunto no mayor de tres meses, si ello resulta conveniente para evitar trastornos en el mercado financiero.

En cumplimiento de lo dispuesto por el artículo 45 de la Ley de Protección al Ahorro Bancario, se dispone que, en tanto se efectúe la colocación referida en el párrafo anterior, el Banco podrá cargar la cuenta corriente que le lleva a la Tesorería de la Federación, sin que se requiera la instrucción del Tesorero de la Federación, para atender el servicio de la deuda que emita el Instituto para la Protección al Ahorro Bancario. El Banco de México deberá abonar a la cuenta corriente de la Tesorería de la Federación, el importe de la colocación de valores que efectúe en términos de este artículo.

Se autoriza a Financiera Nacional Azucarera, Sociedad Nacional de Crédito, Institución de Banca de Desarrollo y a las Sociedades Nacionales de Crédito que integran el Sistema Banrural contempladas en el Artículo Transitorio Tercero de la Ley Orgánica de la Financiera Rural, todas en liquidación, para que en el mercado interno y por conducto de su liquidador, contrate créditos o emita valores con el único objeto de canjear o refinanciar sus obligaciones financieras, a fin de hacer frente a sus obligaciones de pago, y en general, a mejorar los términos y condiciones de sus obligaciones financieras. Las obligaciones asumidas en los términos de la presente autorización, estarán respaldadas por el Gobierno Federal en los términos previstos para los pasivos a cargo de las Instituciones de Banca de Desarrollo conforme a sus respectivas Leyes Orgánicas.

Se autoriza a la banca de desarrollo y fondos de fomento un monto conjunto de déficit por intermediación financiera, definida como el crédito neto otorgado al sector privado y social más el déficit de operación de las instituciones de fomento, de 35 mil 554 millones de pesos, de acuerdo a lo previsto en los Criterios Generales de Política Económica para 2004 y a los programas establecidos en el Tomo V del Presupuesto de Egresos de la Federación.

El monto autorizado a que hace referencia el párrafo anterior podrá ser adecuado previa autorización de su Consejo de Administración y con la opinión favorable de la Secretaría de Hacienda y Crédito Público; debiendo informarse al H. Congreso de la Unión cada trimestre sobre las modificaciones.

Artículo 3o. Se autoriza al Distrito Federal a contratar y ejercer créditos, empréstitos y otras formas de crédito público para un endeudamiento neto de 500 millones de pesos para el financiamiento de obras y proyectos de inversión contemplados en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2004.

El endeudamiento a que se refiere este artículo se ejercerá de acuerdo a lo siguiente:

1. El endeudamiento debe de contratarse con apego a lo establecido en la Ley General de Deuda Pública. Los proyectos y programas que se financien a través de endeudamiento deberán contemplarse en el Presupuesto de Egresos del Distrito Federal para el Ejercicio Fiscal del 2004, y deberán apegarse a las disposiciones legales aplicables.

2. El endeudamiento deberá contratarse en las mejores condiciones que el mercado crediticio ofrezca, que redunde en un beneficio para las finanzas del Distrito Federal y en los instrumentos que, a consideración de la Secretaría de Hacienda y Crédito Público, no afecten las fuentes de financiamiento del Gobierno Federal.

3. El monto de los desembolsos de los recursos crediticios y el ritmo al que procedan deberá conllevar una correspondencia directa con las ministraciones de recursos que vayan presentando tales obras, de manera que el ejercicio y aplicación de los recursos crediticios deberá darse a paso y medida en que proceda el pago de las citadas ministraciones. En todo caso, el desembolso de dichos recursos deberá destinarse directamente al pago de aquellas obras y proyectos que ya hubieren sido adjudicados bajo la normatividad correspondiente.

4. El Gobierno del Distrito Federal informará trimestralmente al Congreso de la Unión sobre el estado de la deuda pública de la entidad y el ejercicio del monto autorizado, desglosada por su origen y fuente de financiamiento, especificando las características financieras de las operaciones realizadas.

5. La Auditoría Superior de la Federación, en coordinación con la Contaduría Mayor de Hacienda de la Asamblea Legislativa del Distrito Federal, realizará auditorias a los contratos y operaciones.

6. Los informes de avance trimestral que el Jefe de Gobierno rinde al Congreso de la Unión deberán contener un apartado específico de deuda pública, de acuerdo a lo siguiente:

I. Evolución de la deuda pública durante el periodo que se informe.

II. Perfil de vencimientos del principal y servicio, montos y fechas.

III. Colocación de deuda autorizada, por entidad receptora, y aplicación a programas, subprogramas y proyectos específicos.

IV. Composición del saldo de la deuda por usuario de los recursos y por acreedor.

V. Servicio de la deuda.

VI. Costo financiero de la deuda.

VII. Reestructuración o recompras.

VIII. Evolución por línea de crédito.

IX. Programa de colocación para el resto del ejercicio fiscal.

7. El Jefe de Gobierno del Distrito Federal, por conducto de la Secretaría de Finanzas, remitirá al Congreso de la Unión a más tardar el 31 de marzo del 2004, el programa de colocación de la deuda autorizada para el ejercicio del 2004.

Artículo 4o. En el ejercicio fiscal de 2004, la Federación percibirá los ingresos por proyectos de infraestructura productiva de largo plazo de inversión financiada directa y condicionada por 476 mil 848.6 millones de pesos, de acuerdo con la siguiente distribución:

	Directa	**Condicionada**	**Total**
I. Comisión Federal de Electricidad	28,386.3	40,456.7	68,843.0
II. Petróleos Mexicanos	405,819.0	2,186.6	408,005.6
Total	**434,205.3**	**42,643.3**	**476,848.6**

Los ingresos anuales a que se refiere este artículo, que genere cada proyecto durante la vigencia de su financiamiento, sólo podrán destinarse al pago de cada año de las obligaciones atribuibles al propio proyecto, incluyendo todos sus gastos de operación, mantenimiento y demás gastos asociados, en los términos del Presupuesto de Egresos de la Federación y de conformidad con lo dispuesto en los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento. Los ingresos excedentes no podrán ser destinados a gasto corriente.

A más tardar el 31 de enero las entidades deberán enviar a la Secretaría de Hacienda y Crédito Público, los montos de las obligaciones fiscales referidas en el párrafo anterior, atribuibles a cada proyecto de infraestructura productiva de largo plazo durante el ejercicio fiscal de 2004.

Los proyectos de inversión productiva de largo plazo autorizados deberán tener una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos, así como los costos y las amortizaciones derivados de los mismos.

Artículo 5o. Se autoriza al Ejecutivo Federal a contratar proyectos de inversión financiada en los términos de los artículos 18 de la Ley General de Deuda Pública; 30 de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y 38-B de su Reglamento, por 45 mil 635.5 millones de pesos, correspondientes a proyectos de inversión directa, de acuerdo con la siguiente distribución:

Entidad	Inversión Financiada Directa
Comisión Federal de Electricidad	
Generación	38,557.6
Transmisión y Subestaciones	
Transmisión	3,635.0
Subestaciones	2,867.8
Rehabilitación y Modernización	575.1
Total Inversión Financiada	45,635.5

Artículo 6o. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar las compensaciones que deban cubrir los organismos descentralizados y las empresas de participación estatal, por los bienes federales aportados o asignados a los mismos para su explotación o en relación con el monto de los productos o ingresos brutos que perciban.

Capítulo II
De las Obligaciones de Petróleos Mexicanos

Artículo 7o. Petróleos Mexicanos y sus organismos subsidiarios estarán obligados al pago de contribuciones y sus accesorios, de productos y de aprovechamientos, excepto el impuesto sobre la renta, de acuerdo con las disposiciones que los establecen y con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público, conforme a lo siguiente:

I. Derecho sobre la extracción de petróleo.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción por cada región petrolera de explotación de petróleo y gas natural, aplicando la tasa del 52.3% al resultado que se obtenga de restar al total de los ingresos por ventas de bienes o servicios que tenga PEMEX-Exploración y Producción por cada región, el total de los costos y gastos efectuados en bienes o servicios con motivo de la exploración y explotación de dicha región por el citado organismo, considerando dentro de estos últimos las inversiones en bienes de activo fijo y los gastos y cargos diferidos efectuados con motivo de la exploración y explotación de la región petrolera de que se trate, sin que exceda el monto del presupuesto autorizado por la Secretaría de Hacienda y Crédito Público a PEMEX-Exploración y Producción para el ejercicio fiscal de 2004.

Para los efectos de esta fracción, se estará a lo siguiente:

a) El precio que se tomará en cuenta para determinar los ingresos por la venta de petróleo crudo no podrá ser inferior al precio promedio ponderado de la mezcla de petróleo crudo mexicano de exportación del periodo correspondiente.

b) El precio que se tomará en cuenta para determinar los ingresos por la venta de gas natural no podrá ser inferior al precio del mercado internacional relevante que al efecto fije la Secretaría de Hacienda y Crédito Público mediante la expedición de reglas de carácter general.

c) Las mermas por derramas o quema de petróleo o gas natural se considerarán como ventas de exportación y el precio que se utilizará para el cálculo del derecho será el que corresponda de acuerdo a los incisos a) o b) anteriores, respectivamente.

d) Las regiones petroleras de explotación de petróleo y gas natural serán las que dé a conocer la Secretaría de Hacienda y Crédito Público mediante reglas de carácter general.

PEMEX-Exploración y Producción enterará diariamente, incluyendo los días inhábiles, anticipos a cuenta de este derecho como mínimo, por 148 millones 476 mil pesos durante el año. Además, PEMEX-Exploración y Producción enterará el primer día hábil de cada semana un anticipo de 1,045 millones 41 mil pesos.

El derecho se calculará y enterará mensualmente por conducto de PEMEX-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, PEMEX-Exploración y Producción podrá acreditar los anticipos efectuados por el mes de que se trate en los términos del párrafo anterior, sin que causen recargos las diferencias que, en su caso, resulten. Las diferencias que resulten a cargo de PEMEX-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

PEMEX-Exploración y Producción calculará y enterará el monto del derecho sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2004, mediante declaración que presentará ante la Tesorería de la Federación a más tardar el último día hábil del mes de marzo de 2005. Contra el monto que resulte a su cargo, PEMEX-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

II. Derecho extraordinario sobre la extracción de petróleo.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción aplicando la tasa del 25.5% sobre la base del derecho sobre la extracción de petróleo a que se refiere la fracción I anterior y lo enterará por conducto de PEMEX-Exploración y Producción, conjuntamente con este último derecho.

Petróleos Mexicanos y sus organismos subsidiarios enterarán diariamente incluyendo los días inhábiles, por conducto de Pemex-Exploración y Producción, anticipos a cuenta de este derecho, como mínimo, por 91 millones 030 mil pesos durante el año. Además, Pemex-Exploración y Producción enterará el primer día hábil de cada semana un anticipo de 640 millones 711 mil pesos.

El derecho se calculará y enterará mensualmente por conducto de Pemex-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, Pemex-Exploración y Producción podrá acreditar los anticipos efectuados por el mes de que se trate en los términos del párrafo anterior, sin que causen recargos las diferencias que, en su caso, resulten. Las diferencias que resulten a cargo de Pemex-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que se presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

Pemex-Exploración y Producción calculará y enterará el monto del derecho extraordinario sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2004, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2005. Contra el monto que resulte a su cargo, Pemex-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

Los ingresos que la Federación obtenga por este derecho extraordinario no serán participables a los Estados, Municipios y al Distrito Federal.

III. Derecho adicional sobre la extracción de petróleo.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho que establece esta fracción aplicando la tasa del 1.1% sobre la base del derecho sobre la extracción de petróleo a que se refiere la fracción I anterior.

El derecho se calculará y enterará mensualmente por conducto de Pemex-Exploración y Producción, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que corresponda. Las diferencias que resulten a cargo de Pemex-Exploración y Producción con posterioridad a la presentación de la declaración del pago provisional de que se trate deberán enterarse mediante declaración complementaria que presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables, en los términos del Código Fiscal de la Federación.

Pemex-Exploración y Producción calculará y enterará el monto del derecho adicional sobre la extracción de petróleo que resulte a su cargo por el ejercicio fiscal de 2004, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2005. Contra el monto que resulte a su cargo, Pemex-Exploración y Producción podrá acreditar los pagos provisionales efectuados durante el año en los términos de esta fracción.

IV. Impuesto a los rendimientos petroleros.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el impuesto a los rendimientos petroleros, de conformidad con lo siguiente:

a) Cada organismo deberá calcular el impuesto a que se refiere esta fracción aplicando al rendimiento neto del ejercicio la tasa del 35%. El rendimiento neto a que se refiere este párrafo, se determinará restando de la totalidad de los ingresos del ejercicio, el total de las deducciones autorizadas que se efectúen en el mismo, siempre que los ingresos sean superiores a las deducciones. Cuando el monto de los ingresos sea inferior a las deducciones autorizadas, se determinará una pérdida neta.

b) Cada organismo efectuará dos anticipos a cuenta del impuesto del ejercicio a más tardar el último día hábil de los meses de agosto y noviembre de 2004 aplicando la tasa del 35% al rendimiento neto determinado conforme al inciso anterior, correspondiente a los periodos comprendidos de enero a junio, en el primer caso y de enero a septiembre, en el segundo caso.

El monto de los pagos provisionales efectuados durante el año se acreditará contra el monto del impuesto del ejercicio, el cual se pagará mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2005.

c) Petróleos Mexicanos y sus organismos subsidiarios podrán determinar el impuesto a que se refiere esta fracción en forma consolidada. Para tal efecto, Petróleos Mexicanos calculará el rendimiento neto o la pérdida neta consolidados aplicando los procedimientos que establecen las disposiciones fiscales y las reglas específicas que al efecto expida la Secretaría de Hacienda y Crédito Público.

Para el cumplimiento de lo dispuesto en esta fracción se aplicarán, en lo conducente, las disposiciones fiscales y las reglas de carácter general expedidas por la Secretaría de Hacienda y Crédito Público en materia de ingresos, deducciones, cumplimiento de obligaciones y facultades de las autoridades fiscales.

V. Derecho sobre hidrocarburos.

Petróleos Mexicanos y sus organismos subsidiarios pagarán el derecho sobre hidrocarburos aplicando la tasa del 60.8%, al total de los ingresos por las ventas de hidrocarburos y petroquímicos a terceros, que efectúen en el ejercicio fiscal de 2004. Los ingresos antes citados se determinarán incluyendo el impuesto especial sobre producción y servicios por enajenaciones y autoconsumo de Pemex-Refinación sin tomar en consideración el impuesto al valor agregado.

El derecho se calculará y enterará mensualmente por conducto de Petróleos Mexicanos, mediante la presentación de la declaración correspondiente ante la Tesorería de la Federación, a más tardar el último día hábil del segundo mes posterior a aquél al que correspondan los pagos provisionales. Contra el monto del derecho que resulte a su cargo en la declaración mensual, Petróleos Mexicanos podrá acreditar las cantidades efectivamente pagadas de acuerdo con lo establecido en las fracciones I, II, III y IV de este artículo y en la Ley del Impuesto Especial sobre Producción y Servicios, correspondientes al periodo de que se trate, así como el monto que resulte de multiplicar 1.50 dólares por el número de miles de pies cúbicos de gas natural no asociado que exceda de una producción de 1,643.9 millones de pies cúbicos diarios en promedio, en el periodo correspondiente. Cuando el monto a acreditar en los términos de este párrafo sea superior o inferior al derecho sobre hidrocarburos a pagar por el periodo de que se trate, se reducirán o incrementarán respectivamente, las tasas de los derechos a que se refieren las fracciones I y II de este artículo para dicho periodo, en el porcentaje necesario para que el monto acreditable sea igual a la cantidad a pagar por el derecho sobre hidrocarburos, de acuerdo con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público.

Las diferencias que resulten a cargo de Petróleos Mexicanos con posterioridad a la presentación de la declaración del pago provisional a que se refiere el párrafo anterior deberán enterarse mediante declaración complementaria que se presentará ante la Tesorería de la Federación, incluyendo la actualización y los recargos aplicables en los términos del Código Fiscal de la Federación.

Petróleos Mexicanos calculará y enterará el monto del derecho sobre hidrocarburos que resulte a su cargo por el ejercicio fiscal de 2004, mediante declaración que presentará ante la Tesorería de la Federación, a más tardar el último día hábil del mes de marzo de 2005. Contra el monto que resulte a su cargo en la declaración anual, Petróleos Mexicanos podrá acreditar las cantidades efectivamente pagadas en el ejercicio, de acuerdo con lo establecido en las fracciones I, II, III y IV de este artículo y en la Ley del Impuesto Especial sobre Producción y Servicios, así como el monto que resulte de multiplicar 1.50 dólares por el número de miles de pies cúbicos de gas natural no asociado que exceda de una producción de 1,643.9 millones de pies cúbicos diarios en promedio, en el ejercicio fiscal de 2004. Cuando el monto a acreditar en los términos de este párrafo sea superior o inferior al derecho sobre hidrocarburos a pagar en el ejercicio, se reducirán o incrementarán, respectivamente, las tasas de los derechos a que se refieren las fracciones I y II de este artículo para el ejercicio, en el porcentaje necesario para que el monto acreditable sea igual a la cantidad a pagar por el derecho sobre hidrocarburos, de acuerdo con las reglas que al efecto expida la Secretaría de Hacienda y Crédito Público.

VI. Impuesto Especial sobre Producción y Servicios.

Petróleos Mexicanos y sus organismos subsidiarios, por la enajenación de gasolinas y diesel, enterarán por conducto de Pemex-Refinación, diariamente, incluyendo los días inhábiles, anticipos por un monto de 259 millones 332 mil pesos, como mínimo, a cuenta del impuesto especial sobre producción y servicios, mismos que se acreditarán contra el pago mensual que establece la Ley del Impuesto Especial sobre Producción y Servicios, correspondiente al mes por el que se efectuaron los anticipos. El pago mensual de dicho impuesto deberá presentarse a más tardar el último día hábil del mes posterior a aquél al que corresponda el pago, mismo que podrá modificarse mediante declaración complementaria que se presentará a más tardar el último día hábil del tercer mes siguiente a aquél en que se presentó la declaración que se complementa, sin que se causen recargos por las diferencias que, en su caso, resulten, siempre que éstas no excedan del 3% del impuesto declarado. Cuando estas últimas diferencias excedan a dicho por ciento, se pagarán recargos por el total de las mismas. Todas estas declaraciones se presentarán en la Tesorería de la Federación.

Los pagos mínimos diarios por concepto del impuesto especial sobre producción y servicios por la enajenación de gasolinas y diesel, se modificarán cuando los precios de dichos productos varíen, para lo cual se aplicará sobre los pagos mínimos diarios un factor que será equivalente al aumento o disminución porcentual que registren los productos antes señalados, el cual será determinado por la Secretaría de Hacienda y Crédito Público, a más tardar el tercer día posterior a su modificación.

Cuando las gasolinas y el diesel registren diferentes por cientos de incremento, la Secretaría de Hacienda y Crédito Público determinará el factor a que se refiere el párrafo anterior, tomando en consideración el aumento o la disminución promedio ponderado de dichos productos, de acuerdo con el consumo que de los mismos se haya presentado durante el trimestre inmediato anterior a la fecha de incremento de los precios.

El Banco de México deducirá los pagos diarios y semanales que establecen las fracciones anteriores de los depósitos que Petróleos Mexicanos o sus organismos subsidiarios deben hacer en dicha institución, conforme a la Ley del propio Banco de México y los concentrará en la Tesorería de la Federación.

Cuando en un lugar o región del país se establezca un sobreprecio al precio de la gasolina, no se estará obligado al pago del impuesto especial sobre producción y servicios por dicho sobreprecio en la enajenación de este combustible.

VII. Impuesto al Valor Agregado.

Petróleos Mexicanos y sus organismos subsidiarios efectuarán individualmente los pagos provisionales de este impuesto en la Tesorería de la Federación, mediante declaraciones que presentarán a más tardar el último día hábil del mes siguiente, las que podrán modificarse mediante declaración complementaria que presentarán a más tardar el último día hábil del tercer mes siguiente a aquél en que se presentó la declaración que se complementa, sin que se causen recargos por las diferencias que, en su caso, resulten, siempre que éstas no excedan del 3% del impuesto declarado. Cuando estas últimas diferencias excedan a dicho por ciento, se pagarán recargos por el total de las mismas.

VIII. Contribuciones causadas por la importación de mercancías.

Petróleos Mexicanos y sus organismos subsidiarios determinarán individualmente los impuestos a la importación y las demás contribuciones que se causen con motivo de las importaciones que realicen, debiendo pagarlas ante la Tesorería de la Federación a más tardar el último día hábil del mes posterior a aquél en que se efectúe la importación.

IX. Impuestos a la Exportación.

Cuando el Ejecutivo Federal, en ejercicio de las facultades a que se refiere el artículo 131 de la Constitución Política de los Estados Unidos Mexicanos, establezca impuestos a la exportación de petróleo crudo, gas natural y sus derivados, Petróleos Mexicanos y sus organismos subsidiarios deberán determinarlos y pagarlos a más tardar el último día hábil del mes siguiente a aquél en que se efectúe la exportación.

X. Derechos.

Los derechos que causen Petróleos Mexicanos y sus organismos subsidiarios se determinarán y pagarán en los términos de esta Ley y de la Ley Federal de Derechos.

XI. Aprovechamiento para Obras de Infraestructura en materia de Exploración, gas, refinación y petroquímica.

Cuando en el mercado internacional el precio promedio ponderado acumulado mensual del barril del petróleo crudo mexicano exceda de 20.00 dólares de los Estados Unidos de América, Petróleos Mexicanos y sus organismos subsidiarios pagarán un aprovechamiento que se calculará aplicando la tasa del 39.2% sobre el rendimiento excedente acumulado, que se determinará multiplicando la diferencia entre el valor promedio ponderado acumulado del barril de crudo y 20.00 dólares de los Estados Unidos de América por el volumen total de exportación acumulado de hidrocarburos.

Los montos que se deriven del aprovechamiento a que se refiere la presente fracción se destinarán para la inversión en obras de infraestructura en materia de exploración, gas, refinación y petroquímica que realicen Petróleos Mexicanos y sus organismos subsidiarios.

Para los efectos de lo establecido en esta fracción, Petróleos Mexicanos y sus organismos subsidiarios calcularán y efectuarán anticipos trimestrales a cuenta del aprovechamiento anual, que se pagarán el último día hábil de los meses de abril, julio y octubre de 2004 y enero de 2005. Pemex y sus organismos subsidiarios presentarán ante la Tesorería de la Federación una declaración anual por este concepto a más tardar el último día hábil del mes de marzo de 2005, en la que podrán acreditar los anticipos trimestrales enterados en el ejercicio.

XII. En caso de que los ingresos petroleros excedan los proyectados en la presente Ley, procedentes del incremento del precio del barril de petróleo y/o la plataforma petrolera estimados en la misma, la Cámara de Diputados estará facultada para determinar y asignar los recursos obtenidos por este concepto, de acuerdo a lo que establezca el Presupuesto de Egresos de la Federación y una vez aplicado el aprovechamiento establecido en la fracción anterior.

XIII. Otras Obligaciones.

Petróleos Mexicanos será quien cumpla por sí y por cuenta de sus subsidiarias las obligaciones señaladas en esta Ley y en las demás leyes fiscales, excepto la de efectuar pagos provisionales diarios y semanales cuando así se prevea expresamente. Para tal efecto, Petróleos Mexicanos será solidariamente responsable del pago de contribuciones, aprovechamientos y productos, que correspondan a sus organismos subsidiarios.

Petróleos Mexicanos y sus organismos subsidiarios presentarán las declaraciones, harán los pagos y cumplirán con las obligaciones de retener y enterar las contribuciones y aprovechamientos a cargo de terceros, incluyendo los establecidos en la Ley del Impuesto sobre la Renta, ante la Tesorería de la Federación.

La Secretaría de Hacienda y Crédito Público queda facultada para variar el monto de los pagos provisionales, diarios y semanales, establecidos en este artículo, cuando existan modificaciones en los ingresos de Petróleos Mexicanos o de sus organismos subsidiarios que así lo ameriten; así como para expedir las reglas específicas para la aplicación y cumplimiento de las fracciones I, II, III, V y XII de este artículo.

Petróleos Mexicanos presentará una declaración a la Secretaría de Hacienda y Crédito Público, en los meses de abril, julio y octubre de 2004 y enero de 2005 en la que informará sobre los pagos por contribuciones y los accesorios a su cargo o a cargo de sus organismos subsidiarios, efectuados en el trimestre anterior.

Petróleos Mexicanos presentará conjuntamente con su declaración anual del impuesto a los rendimientos petroleros, declaración informativa sobre la totalidad de las contribuciones causadas o enteradas durante el ejercicio anterior, por sí y por sus organismos subsidiarios.

Petróleos Mexicanos descontará de su facturación a las estaciones de servicio, por concepto de mermas, el 0.74% del valor total de las enajenaciones de gasolina PEMEX Magna y PEMEX Premium, que realice a dichas estaciones de servicio. El monto de ingresos que deje de percibir Petróleos Mexicanos por este concepto, podrá ser disminuido de los pagos mensuales que del impuesto especial sobre producción y servicios debe efectuar dicho organismo en los términos del artículo 2o.-A de la Ley del Impuesto Especial sobre Producción y Servicios.

Capítulo III
De las Facilidades Administrativas y Estímulos Fiscales

Artículo 8o. En los casos de prórroga para el pago de créditos fiscales se causarán recargos al 1.5% mensual sobre los saldos insolutos, durante el ejercicio fiscal de 2004. Esta tasa se reducirá, en su caso, a la que resulte mayor entre:

I. La tasa de 0.75%, y

II. La tasa de 0.75% multiplicada por el factor que se determine en los términos de esta fracción, cuando dicho factor sea mayor que 1.9.

El factor a que se refiere esta fracción se obtendrá de dividir entre 0.03, el cociente que resulte de dividir el Índice Nacional de Precios al Consumidor del penúltimo mes inmediato anterior a aquél por el que se calculan los recargos, entre el Índice Nacional de Precios al Consumidor del mismo mes del ejercicio inmediato anterior, restando la unidad a dicho cociente.

La reducción a que se refiere el primer párrafo del presente artículo, también será aplicable a los intereses a cargo del fisco federal a que se refiere el artículo 22 del Código Fiscal de la Federación.

La Secretaría de Hacienda y Crédito Público realizará los cálculos a que se refiere este artículo y publicará la tasa de recargos vigente para cada mes en el **Diario Oficial de la Federación**.

Artículo 9o. Se ratifican los acuerdos expedidos en el Ramo de Hacienda, por los que se haya dejado en suspenso total o parcialmente el cobro de gravámenes y las resoluciones dictadas por la Secretaría de Hacienda y Crédito Público sobre la causación de tales gravámenes.

Asimismo, se ratifican los convenios que se hayan celebrado entre la Federación por una parte y los Estados, organismos autónomos por disposición Constitucional de éstos y los Municipios, por la otra, en los cuales se finiquiten adeudos entre ellos.

Artículo 10. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, queda autorizado para fijar o modificar los aprovechamientos que se cobrarán en el ejercicio fiscal de 2004, por el uso o aprovechamiento de bienes del dominio público o por la prestación de servicios en el ejercicio de las funciones de derecho público por los que no se establecen derechos.

Para establecer el monto de los aprovechamientos a que hace referencia este artículo, por la prestación de servicios y por el uso o aprovechamiento de bienes, se tomarán en consideración criterios de eficiencia económica y de saneamiento financiero, de los organismos públicos que realicen dichos actos, conforme a lo siguiente:

I. La cantidad que deba cubrirse por concepto de uso o aprovechamiento de bienes o por la prestación de servicios, que tienen referencia internacional, se fijará considerando el cobro que se efectúe por el uso o aprovechamiento o por la prestación de servicios, de similares características, en países con los que México mantiene vínculos comerciales.

II. Los aprovechamientos que se cobren por el uso o aprovechamiento de bienes o por la prestación de servicios, que no tengan referencia internacional, se fijarán considerando el costo de los mismos, siempre que se derive de una valuación de dichos costos en los términos de eficiencia económica y de saneamiento financiero.

III. Se podrán establecer aprovechamientos diferenciales por el uso o aprovechamiento de bienes o por la prestación de servicios, cuando éstos respondan a estrategias de comercialización o racionalización y se otorguen de manera general.

A los organismos que omitan total o parcialmente el cobro o el entero de los aprovechamientos establecidos en los términos de esta Ley, se les disminuirá del presupuesto que les haya sido asignado para el ejercicio a las entidades correspondientes, una cantidad equivalente a dos veces el valor de la omisión efectuada.

Durante el ejercicio fiscal de 2004, la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, aprobará los montos de los aprovechamientos que cobren las dependencias y entidades de la Administración Pública Federal, salvo cuando su determinación y cobro se encuentre previsto en otras leyes. Para tal efecto, las dependencias o entidades interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2004, los montos de los aprovechamientos que tengan una cuota fija o se cobren de manera regular. Los aprovechamientos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los aprovechamientos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

Las autorizaciones para fijar o modificar las cuotas de los aprovechamientos que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2004, sólo surtirán sus efectos para dicho año y, en su caso, en las mismas se señalará el destino específico que se apruebe para los aprovechamientos que perciba la dependencia o entidad correspondiente.

En tanto no sean autorizados los aprovechamientos a que se refiere este artículo para el ejercicio fiscal de 2004, se aplicarán los vigentes al 31 de diciembre de 2003, multiplicados por el factor que corresponda según el mes en el que fueron autorizados o, en el caso de haberse realizado un incremento posterior, a partir de la última vez en el que fueron incrementados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0388
Febrero	1.0346
Marzo	1.0318
Abril	1.0253
Mayo	1.0236
Junio	1.0269
Julio	1.0260
Agosto	1.0245
Septiembre	1.0215
Octubre	1.0154
Noviembre	1.0119
Diciembre	1.0050

Asimismo, en tanto no se emita la autorización de la Secretaría de Hacienda y Crédito Público para el ejercicio de 2004, los montos de los aprovechamientos se actualizarán en el mes de enero de dicho año, con el factor de actualización correspondiente al periodo comprendido desde la fecha en la que se actualizaron por última vez y hasta el último mes inmediato anterior a aquél por el cual se efectúa la actualización, mismo que se obtendrá de conformidad con el artículo 17-A del Código Fiscal de la Federación.

En el caso de aprovechamientos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2004 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2003, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los aprovechamientos por concepto de multas, sanciones, penas convencionales, cuotas compensatorias, recuperaciones de capital, así como aquéllos a que se refiere la Ley Federal para la Administración y Enajenación de Bienes del Sector Público, y los accesorios de los aprovechamientos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de aprovechamientos que no hayan sido cobrados en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias y entidades interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los aprovechamientos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias y entidades de la Administración Pública Federal, deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2004, los conceptos y montos de los ingresos que por aprovechamientos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos, durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias y entidades a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante el mes de julio de 2004, respecto de los ingresos y su concepto que hayan percibido por aprovechamientos durante el primer semestre del ejercicio fiscal en curso, así como de los que tengan programado percibir durante el segundo semestre.

Artículo 11. Los ingresos por aprovechamientos a que se refiere el artículo anterior, se destinarán, previa aprobación de la Secretaría de Hacienda y Crédito Público, a cubrir los gastos autorizados de operación, conservación, mantenimiento e inversión, hasta por el monto autorizado en el presupuesto de la dependencia, para la unidad generadora de dichos ingresos.

Se entiende por unidad generadora de los ingresos de la dependencia, cada uno de los establecimientos de la misma en los que se otorga o proporciona, de manera autónoma e integral, el uso o aprovechamiento de bienes o el servicio por el cual se cobra el aprovechamiento. Cuando no exista una asignación presupuestal específica por unidad generadora, se considerará el presupuesto total asignado a la dependencia en la proporción que representen los ingresos de la unidad generadora respecto del total de los ingresos de la dependencia.

Las dependencias a las que se les apruebe destinar los ingresos por aprovechamientos para cubrir sus gastos autorizados de operación, conservación, mantenimiento e inversión, en los términos del primer párrafo de este artículo, lo harán en forma mensual y hasta por el monto presupuestal autorizado por la Secretaría de Hacienda y Crédito Público para el mismo periodo. La parte de los ingresos que exceda el límite autorizado para el mes que corresponda, se enterará a la Tesorería de la Federación a más tardar el décimo día del mes siguiente a aquél en el que obtuvo el ingreso la entidad de que se trate.

Cuando la Secretaría de Hacienda y Crédito Público establezca un aprovechamiento con motivo de la garantía soberana del Gobierno Federal, el mismo se destinará a la capitalización de los Bancos de Desarrollo.

El aprovechamiento que fije la Secretaría de Hacienda y Crédito Público con motivo del otorgamiento de la concesión para la explotación, uso y aprovechamiento de bienes del dominio público en los puertos, terminales y marinas, podrá destinarse a los municipios a cuyas playas corresponda la zona concesionada.

Los ingresos que se obtengan por los productos señalados en la fracción V del rubro A del artículo 1o. de esta Ley, se podrán destinar a las dependencias que enajenen los bienes, otorguen su uso o goce o presten los servicios, para cubrir sus gastos autorizados de operación, conservación, mantenimiento e inversión, hasta por el monto que señale el presupuesto de egresos de la entidad para la unidad generadora de dichos ingresos, que les hubiere sido autorizado para el mes de que se trate. Los ingresos que excedan del límite señalado no tendrán fin específico y se enterarán a la Tesorería de la Federación a más tardar el décimo día del mes siguiente a aquél en el que se obtuvo el ingreso.

Se entiende por unidad generadora de los ingresos de la entidad, cada uno de los establecimientos de la misma, en los que se enajena el bien o se otorga o proporciona, de manera autónoma e integral, el uso o goce de bienes o el servicio por el cual se cobra el producto. Cuando no exista una asignación presupuestal específica por unidad generadora, se considerará el presupuesto total asignado a la entidad en la proporción que representen los ingresos de la unidad generadora respecto del total de ingresos de la entidad.

Artículo 12. Las autorizaciones para fijar o modificar las cuotas de los productos, que otorgue la Secretaría de Hacienda y Crédito Público durante el ejercicio fiscal de 2004, sólo surtirán sus efectos para dicho año y, en su caso, en dichas autorizaciones se señalará el destino específico que se apruebe para los productos que perciba la dependencia o entidad correspondiente.

El Ejecutivo Federal por conducto de la Secretaría de Hacienda y Crédito Público, mediante resoluciones de carácter particular, autorizará para el ejercicio fiscal de 2004, las modificaciones y las cuotas de los productos, aun cuando su cobro se encuentre previsto en otras leyes, así como el destino de los mismos a la dependencia correspondiente.

Para tal efecto, las dependencias o entidades interesadas estarán obligadas a someter para su aprobación, durante los meses de enero y febrero de 2004, los montos de los productos que tengan una cuota fija o se cobren de manera regular. Los productos que no sean sometidos a la aprobación de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate a partir del 1o. de marzo de dicho año. Asimismo, los productos cuya autorización haya sido negada por parte de la Secretaría de Hacienda y Crédito Público, no podrán ser cobrados por la dependencia o entidad de que se trate, a partir de la fecha en que surta efectos la notificación de la resolución respectiva.

En tanto no sean autorizados los productos a que se refiere este artículo para el ejercicio fiscal de 2004, se aplicarán los vigentes al 31 de diciembre de 2003, multiplicados por el factor que corresponda según el mes en que fueron autorizados o, en el caso de haberse realizado un incremento posterior, a partir de la última vez en el que fueron incrementados en dicho ejercicio fiscal, conforme a la siguiente tabla:

MES	FACTOR
Enero	1.0388
Febrero	1.0346
Marzo	1.0318
Abril	1.0253
Mayo	1.0236
Junio	1.0269
Julio	1.0260
Agosto	1.0245
Septiembre	1.0215
Octubre	1.0154
Noviembre	1.0119
Diciembre	1.0050

Asimismo, en tanto no se emita la autorización de la Secretaria de Hacienda y Crédito Público para el ejercicio de 2004, los montos de los productos se actualizarán en el mes de enero de dicho año, con el factor de actualización correspondiente al periodo comprendido desde la fecha en la que se actualizaron por última vez y hasta el último mes inmediato anterior a aquél por el cual se efectúa la actualización, mismo que se obtendrá de conformidad con el artículo 17-A del Código Fiscal de la Federación.

En el caso de productos que en el ejercicio inmediato anterior se hayan fijado en por cientos, se continuarán aplicando durante 2004 los por cientos autorizados por la Secretaría de Hacienda y Crédito Público que se encuentren vigentes al 31 de diciembre de 2003, hasta en tanto dicha Secretaría no emita respuesta respecto de la solicitud de autorización para el presente ejercicio fiscal.

Los productos por concepto de penas convencionales, los que se establezcan como contraprestación derivada de una licitación, subasta o remate, los intereses, así como aquellos productos que provengan de enajenaciones efectuadas por el Servicio de Administración y Enajenación de Bienes y los accesorios de los productos, no requieren de autorización por parte de la Secretaría de Hacienda y Crédito Público para su cobro.

Tratándose de productos que no se hayan cobrado en el ejercicio inmediato anterior o que no se cobren de manera regular, las dependencias y entidades interesadas deberán someter para su aprobación a la Secretaría de Hacienda y Crédito Público el monto de los productos que pretendan cobrar, en un plazo no menor a diez días anteriores a la fecha de su entrada en vigor.

Las dependencias y entidades de la Administración Pública Federal deberán informar a la Secretaría de Hacienda y Crédito Público, a más tardar en el mes de marzo de 2004, los conceptos y montos de los ingresos que por productos hayan percibido, así como de los enteros efectuados a la Tesorería de la Federación por dichos conceptos durante el ejercicio fiscal inmediato anterior.

Asimismo, las dependencias y entidades a que se refiere el párrafo anterior, deberán presentar a la Secretaría de Hacienda y Crédito Público, un informe durante el mes de julio de 2004 respecto de los ingresos y su concepto que hayan percibido por productos durante el primer semestre del ejercicio fiscal citado, así como de los que tengan programado percibir durante el segundo semestre.

Cuando las dependencias y entidades de la Administración Pública no enteren a la Tesorería de la Federación el monto de los productos cobrados dentro de los plazos que correspondan, dicho monto se actualizará desde el mes en que debió hacerse el pago y hasta que el mismo se efectúe, de conformidad con lo establecido en el artículo 17-A del Código Fiscal de la Federación y deberán pagarse recargos por concepto de indemnización al fisco federal por la falta de pago oportuno, aplicando al efecto lo dispuesto en el artículo 21 del citado ordenamiento. En el caso de que no se establezca plazo para el entero de los productos, éstos se deberán enterar a más tardar dentro de los 17 días del mes siguiente a aquél en el que se hayan cobrado, siempre y cuando los mismos no tengan un destino específico.

Artículo 13. Los ingresos que se recauden por parte de las dependencias o sus órganos administrativos desconcentrados por los diversos conceptos que establece esta Ley deberán enterarse a la Tesorería de la Federación y deberán reflejarse, cualquiera que sea su naturaleza, tanto en los registros de la propia Tesorería como en la cuenta de la Hacienda Pública Federal.

Tratándose de los ingresos a que se refiere el párrafo que antecede que se destinen a un fin específico, deberán depositarse en una cuenta a nombre de la dependencia generadora de los ingresos, debidamente registrada ante la Tesorería de la Federación, a fin de que la propia Tesorería ejerza facultades para comprobar el cumplimiento del destino específico autorizado en los términos de esta Ley.

Las entidades sujetas a control presupuestario directo, los Poderes Legislativo y Judicial, el Instituto Federal Electoral y la Comisión Nacional de Derechos Humanos, sólo registrarán los ingresos que obtengan por cualquier concepto en el rubro correspondiente de esta Ley.

Las entidades sujetas a control presupuestario indirecto, incluyendo aquellas que cuenten con patrimonio propio, independientemente de la estructura legal que adopten, deberán informar a la Secretaría de Hacienda y Crédito Público sobre sus ingresos, a efecto de que se esté en posibilidad de elaborar los informes trimestrales que establece esta Ley y se reflejen dentro de la Cuenta de la Hacienda Pública Federal.

Cuando los ingresos por derechos, productos o aprovechamientos, se destinen a un fin específico y para el cumplimiento de dicho destino se hubiere creado un fideicomiso, la Tesorería de la Federación deberá formar parte del Comité de Vigilancia del mismo, para verificar que los ingresos referidos se destinen al fin para el que fueron autorizados.

No se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones de seguridad social destinadas al Instituto Mexicano del Seguro Social, al Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado y al Instituto de Seguridad Social de las Fuerzas Armadas Mexicanas, los que podrán ser recaudados por las oficinas de los propios Institutos y por las instituciones de crédito que autorice la Secretaría de Hacienda y Crédito Público, debiendo cumplirse con los requisitos contables establecidos y reflejarse en la Cuenta de la Hacienda Pública Federal.

Igualmente, no se concentrarán en la Tesorería de la Federación los ingresos provenientes de las aportaciones y de los abonos retenidos a trabajadores por patrones para el Instituto del Fondo Nacional de la Vivienda para los Trabajadores.

Las contribuciones, productos o aprovechamientos a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a la establecida en las leyes fiscales, tendrán la naturaleza establecida en las leyes fiscales. Se derogan las disposiciones que se opongan a lo previsto en este artículo, en su parte conducente.

Los ingresos que obtengan las dependencias y entidades que integran la Administración Pública Federal, a los que las leyes de carácter no fiscal otorguen una naturaleza distinta a los conceptos previstos en el artículo 1o. de esta Ley, se considerarán comprendidos en la fracción que les corresponda conforme al citado artículo.

Las oficinas cuentadantes de la Tesorería de la Federación, deberán conservar, durante dos años, la cuenta comprobada y los documentos justificativos de los ingresos que recauden por los diversos conceptos que establece esta Ley.

Las dependencias y entidades de la Administración Pública Federal presentarán, a más tardar en el mes de marzo de 2004, ante la Secretaría de Hacienda y Crédito Público, una declaración informativa sobre los ingresos percibidos durante el ejercicio fiscal de 2003 por concepto de contribuciones, aprovechamientos y productos.

Lo señalado en el presente artículo se establece sin perjuicio de la obligación de concentrar al final del ejercicio los recursos no devengados en la Tesorería de la Federación.

Artículo 14. Los ingresos que se recauden por concepto de bienes que pasen a ser propiedad del Fisco Federal se enterarán a la Tesorería de la Federación, hasta el momento en que se cobre la contraprestación pactada por la enajenación de dichos bienes.

Tratándose de los gastos de ejecución que reciba el Fisco Federal, éstos se enterarán a la Tesorería de la Federación hasta el momento en el que efectivamente se cobren, sin clasificarlos en el concepto de la contribución o aprovechamiento del cual son accesorios.

Los ingresos que se enteren a la Tesorería de la Federación por concepto de bienes que pasen a ser propiedad del Fisco Federal o gastos de ejecución, serán los netos que resulten de restar al ingreso percibido, las erogaciones efectuadas para realizar la enajenación de los bienes o para llevar a cabo el procedimiento administrativo de ejecución que dio lugar al cobro de los gastos de ejecución, así como las erogaciones a que se refiere el párrafo siguiente.

Los ingresos netos por enajenación de acciones, cesión de derechos y desincorporación de entidades son los recursos efectivamente recibidos por el Gobierno Federal, una vez descontadas las erogaciones realizadas tales como comisiones que se paguen a agentes financieros, contribuciones, gastos de administración, de mantenimiento y de venta, honorarios de comisionados especiales que no sean servidores públicos encargados de dichos procesos, así como pagos de las reclamaciones procedentes que presenten los adquirentes o terceros, por pasivos ocultos, fiscales o de otra índole, activos inexistentes y asuntos en litigio y demás erogaciones análogas a todas las mencionadas. Los ingresos netos a que se refiere este párrafo se concentrarán en la Tesorería de la Federación, y deberán manifestarse, tanto en los registros de la propia Tesorería como en la Cuenta de la Hacienda Pública Federal.

Lo dispuesto en el párrafo anterior será aplicable a la enajenación de acciones y cesión de derechos cuando impliquen contrataciones de terceros para llevar a cabo tales procesos, las cuales deberán sujetarse a lo dispuesto por la Ley de Adquisiciones, Arrendamientos y Servicios del Sector Público.

Artículo 15. Se aplicará el régimen establecido en esta Ley, salvo lo dispuesto en el artículo 13 de la misma, a los ingresos que por cualquier concepto reciban las entidades de la Administración Pública Federal paraestatal que estén sujetas a control presupuestario en los términos de la Ley de Presupuesto, Contabilidad y Gasto Público Federal y del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004, entre las que se comprende, de manera enunciativa a las siguientes:

Petróleos Mexicanos y sus organismos subsidiarios.

Comisión Federal de Electricidad.

Instituto Mexicano del Seguro Social.

Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado.

Luz y Fuerza del Centro.

Las entidades a que se refiere este artículo deberán estar inscritas en el Registro Federal de Contribuyentes y llevar contabilidad en los términos de las disposiciones fiscales, así como presentar las declaraciones informativas que correspondan en los términos de dichas disposiciones, aun cuando se sujeten al régimen establecido en esta Ley.

Artículo 16. Se condonan los créditos derivados de contribuciones o aprovechamientos, cuyo cobro tenga encomendado el Servicio de Administración Tributaria, cuando el importe del crédito al 31 de diciembre de 2003, sea inferior o igual, al equivalente en moneda nacional a 2,500 unidades de inversión. No procederá esta condonación, cuando existan dos o más créditos a cargo de una misma persona y la suma de ellos exceda el límite de 2,500 unidades de inversión ni cuando se trate de créditos derivados del impuesto sobre tenencia o uso de vehículos.

En los casos en que con anterioridad al 1o. de noviembre de 2003, una persona hubiere incurrido en infracción a las disposiciones aduaneras que no impliquen omisión en el pago de impuestos y a la fecha de entrada en vigor de esta Ley no le haya sido impuesta la sanción correspondiente, dicha sanción no le será determinada, si por las circunstancias del infractor o de la comisión de la infracción, la multa aplicable no excediera del equivalente en moneda nacional al 1o. de enero de 2004 a 2,500 unidades de inversión.

Asimismo, se faculta al Servicio de Administración Tributaria para que lleve a cabo la cancelación de los créditos fiscales cuyo cobro le corresponda efectuar, en los casos en que exista imposibilidad práctica de cobro. Se considera que existe imposibilidad práctica de cobro, entre otras, cuando los deudores no tengan bienes embargables, el deudor hubiera fallecido o desaparecido sin dejar bienes a su nombre o cuando por sentencia firme hubiera sido declarado en quiebra por falta de activo.

Artículo 17. En materia de estímulos fiscales, durante el ejercicio fiscal de 2004, se estará a lo siguiente:

I. Se otorga un estímulo fiscal a los contribuyentes dedicados exclusivamente a las actividades de los sectores agropecuario y forestal, consistente en permitir el acreditamiento de la inversión realizada contra una cantidad equivalente al impuesto al activo determinado en el ejercicio, mismo que podrá acreditarse en ejercicios posteriores hasta agotarse. Igual estímulo se otorgará para el sector forestal en lo relativo a inversiones en protección, conservación y restauración cuando se refieran a construcción de torres contra incendios, caminos forestales, viveros de alta productividad, brechas corta fuego, equipo y mobiliario contra incendios, laboratorios de sanidad, habilitación y pagos de jornales a brigadas contra incendios forestales.

II. Se otorga un estímulo fiscal en el impuesto al activo a los contribuyentes residentes en México que se dediquen al transporte aéreo o marítimo de personas o bienes por los aviones o embarcaciones que tengan concesión o permiso del Gobierno Federal para ser explotados comercialmente, en los siguientes términos:

a) Tratándose de aviones o embarcaciones arrendados, acreditarán contra el impuesto al activo a su cargo, el impuesto sobre la renta que se hubiera retenido de aplicarse la tasa del 21% en lugar de la tasa del 5% que establece el artículo 188 de la Ley del Impuesto sobre la Renta a los pagos por el uso o goce de dichos bienes, siempre que se hubiera efectuado la retención y entero de este impuesto y que los aviones o embarcaciones sean explotados comercialmente por el arrendatario en la transportación de pasajeros o bienes.

b) En el caso de aviones o embarcaciones propiedad del contribuyente, el valor de dichos activos que se determine conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplicará por el factor de 0.1 tratándose de aviones y por el factor de 0.2 tratándose de embarcaciones, y el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes conforme al artículo mencionado.

Los contribuyentes a que se refiere esta fracción que hubieran ejercido la opción a que se refiere el artículo 5o.-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en esta fracción.

Los contribuyentes a que se refiere esta fracción, no podrán reducir del valor del activo del ejercicio las deudas contratadas para la obtención del uso o goce o la adquisición de los aviones o embarcaciones, ni aquellas que se contraten para financiar el mantenimiento de los mismos, por los que se aplique el estímulo a que la misma se refiere.

III. Se otorga un estímulo fiscal en el impuesto al activo a los Almacenes Generales de Depósito por los inmuebles de su propiedad que utilicen para el almacenamiento, guarda o conservación de bienes o mercancías, consistente en permitir que el valor de dichos activos que se determine conforme a la fracción II del artículo 2o. de la Ley del Impuesto al Activo, se multiplique por el factor de 0.2; el monto que resulte será el que se utilizará para determinar el valor del activo de esos contribuyentes respecto de dichos bienes, conforme al artículo mencionado.

Los contribuyentes a que se refiere esta fracción, que hubieran ejercido la opción a que se refiere el artículo 5o.-A de la Ley del Impuesto al Activo, podrán efectuar el cálculo del impuesto que les corresponda, aplicando para tal efecto lo dispuesto en esta fracción.

IV. Se otorga un estímulo fiscal en el impuesto al activo a las personas físicas que tributen conforme al régimen de pequeños contribuyentes a que se refiere la Ley del Impuesto sobre la Renta, consistente en el monto total del impuesto que hubiere causado.

V. Se otorga un estímulo fiscal en el impuesto al activo por el monto total del mismo que se derive de la propiedad de cuentas por cobrar derivadas de contratos que celebren los contribuyentes con organismos públicos descentralizados del Gobierno Federal, respecto de inversiones de infraestructura productiva destinada a actividades prioritarias, autorizada por la Secretaría de Hacienda y Crédito Público, en los términos del artículo 18 de la Ley General de Deuda Pública.

VI. Se otorga un estímulo fiscal a los contribuyentes de los sectores agrícola, ganadero, pesquero y minero que adquieran diesel para su consumo final y siempre que dicho combustible no sea para uso automotriz en vehículos que se destinen al transporte de personas o efectos a través de carreteras o caminos, consistente en permitir el acreditamiento del impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación de este combustible, siempre que se utilice exclusivamente como combustible en:

a) Maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras.

b) Vehículos marinos y maquinaria utilizada en las actividades de acuacultura.

c) Tractores, motocultores, combinadas, empacadoras de forraje, revolvedoras, desgranadoras, molinos, cosechadoras o máquinas de combustión interna para aserrín, bombeo de agua o generación de energía eléctrica, que se utilicen en actividades de siembra, cultivo y cosecha de productos agrícolas; cría y engorda de ganado, aves de corral y animales; cultivo de los bosques o montes, así como en la cría, conservación, restauración, fomento y aprovechamiento de la vegetación de los mismos.

d) Vehículos de baja velocidad o bajo perfil, que por sus características no estén autorizados para circular por sí mismos en carreteras federales o concesionadas y siempre que se cumplan los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

Asimismo, los contribuyentes que adquieran diesel para su consumo final que se utilice exclusivamente como combustible en maquinaria fija de combustión interna, maquinaria de flama abierta y locomotoras, independientemente del sector al que pertenezcan, podrán aplicar el estímulo fiscal a que se refiere esta fracción.

VII. Para los efectos de lo dispuesto en la fracción anterior, los contribuyentes estarán a lo siguiente:

a) Podrán acreditar únicamente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación del diesel.

Para estos efectos, el monto que dichas personas podrán acreditar será el que se señale expresamente y por separado en el comprobante correspondiente.

En los casos en que el diesel se adquiera de agencias o distribuidores autorizados, el impuesto que los contribuyentes antes mencionados podrán acreditar, será el que se señale en forma expresa y por separado en el comprobante que les expidan dichas agencias o distribuidores y que deberá ser igual al que Petróleos Mexicanos y sus organismos subsidiarios hayan causado por la enajenación a dichas agencias o distribuidores del diesel, en la parte que corresponda al combustible que las mencionadas agencias o distribuidores comercialicen a esas personas. En ningún caso procederá la devolución de las cantidades a que se refiere este inciso.

b) Las personas que utilicen el diesel en las actividades agropecuarias o silvícolas señaladas en el inciso c) de la fracción VI de este artículo, podrán acreditar un monto equivalente a la cantidad que resulte de multiplicar el precio de adquisición del diesel en las estaciones de servicio y que conste en el comprobante correspondiente, incluido el impuesto al valor agregado, por el factor de 0.355, en lugar de aplicar lo dispuesto en el inciso anterior.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate.

El acreditamiento a que se refiere la fracción anterior, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

VIII. Las personas que adquieran diesel para su consumo final en las actividades agropecuarias o silvícolas a que se refiere el inciso c) de la fracción VI del presente artículo, podrán solicitar la devolución del monto del impuesto especial sobre producción y servicios que tuvieran derecho a acreditar en los términos de la fracción VII que antecede, en lugar de efectuar el acreditamiento a que el mismo se refiere, siempre que cumplan con lo dispuesto en esta fracción.

Las personas a que se refiere el párrafo anterior que podrán solicitar la devolución, serán únicamente aquéllas cuyos ingresos en el ejercicio inmediato anterior no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año. En ningún caso el monto de la devolución podrá ser superior a $685.52 mensuales por cada persona física, salvo que se trate de personas físicas que cumplan con sus obligaciones fiscales en los términos de las Secciones I o II del Capítulo II del Título IV de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,371.05 mensuales.

El Servicio de Administración Tributaria emitirá las reglas necesarias para simplificar la obtención de la devolución a que se refiere el párrafo anterior, a más tardar el 31 de enero de 2004.

Las personas morales que podrán solicitar la devolución serán aquéllas cuyos ingresos en el ejercicio inmediato anterior, no hayan excedido de veinte veces el salario mínimo general correspondiente al área geográfica del contribuyente elevado al año, por cada uno de los socios o asociados, sin exceder de doscientas veces dicho salario mínimo. El monto de la devolución no podrá ser superior a $685.52 mensuales, por cada uno de los socios o asociados sin que exceda en su totalidad de $7,229.33 mensuales, salvo que se trate de personas morales que cumplan con sus obligaciones fiscales en los términos del Capítulo VII del Título II de la Ley del Impuesto sobre la Renta, en cuyo caso podrán solicitar la devolución de hasta $1,371.05 mensuales, por cada uno de los socios o asociados, sin que en este último caso exceda en su totalidad de $13,704.91 mensuales.

Las cantidades en moneda nacional establecidas en los párrafos anteriores, se actualizarán en los meses de enero y julio con el factor de actualización correspondiente al periodo comprendido desde el séptimo mes inmediato anterior hasta el último mes inmediato anterior a aquél por el cual se efectúa la actualización, mismo que se obtendrá de conformidad con el artículo 17-A del Código Fiscal de la Federación. El Servicio de Administración Tributaria realizará las operaciones aritméticas previstas en este artículo y publicará los resultados de la actualización en el **Diario Oficial de la Federación** a más tardar el día 10 de los meses citados.

La devolución correspondiente deberá ser solicitada trimestralmente en los meses de abril, julio y octubre del mismo año y enero del siguiente.

Las personas a que se refiere el primer párrafo de esta fracción, deberán llevar un registro de control de consumo de diesel, en el que asienten mensualmente la totalidad del diesel que utilicen para sus actividades agropecuarias o silvícolas en los términos del inciso c) de la fracción VI de este artículo, distinguiendo entre el diesel que se hubiera destinado para los fines a que se refiere dicho inciso, del diesel utilizado para otros fines. Dicho registro deberá estar a disposición de las autoridades fiscales por el plazo a que se esté obligado a conservar la contabilidad en los términos de las disposiciones fiscales.

Para obtener la devolución a que se refiere esta fracción, se deberá presentar la forma oficial 32 de devoluciones, ante la Administración Local de Recaudación que corresponda, acompañada de la documentación que la misma solicite, así como la establecida en la presente fracción.

El derecho para la recuperación mediante acreditamiento o devolución del impuesto especial sobre producción y servicios, tendrá una vigencia de un año contado a partir de la fecha en que se hubiere efectuado la adquisición del diesel cumpliendo con los requisitos señalados en esta fracción, en el entendido de que quien no lo acredite o solicite oportunamente su devolución, perderá el derecho de realizarlo con posterioridad a dicho año.

Los derechos previstos en esta fracción no serán aplicables a los contribuyentes que utilicen el diesel en bienes destinados al autotransporte de personas o efectos a través de carreteras o caminos.

IX. Para la aplicación del estímulo a que hace referencia el artículo 219 de la Ley del Impuesto sobre la Renta, se estará a lo siguiente:

a) Se creará un Comité Interinstitucional que estará formado por un representante del Consejo Nacional de Ciencia y Tecnología, quien tendrá voto de calidad en la autorización de los proyectos de ciencia y tecnología, uno de la Secretaría de Economía, uno de la Secretaría de Hacienda y Crédito Público y uno de la Secretaría de Educación Pública, el cual deberá dar a conocer a más tardar el 31 de marzo de 2004, las reglas generales con que operará dicho Comité, así como los sectores prioritarios susceptibles de obtener el beneficio, las características de las empresas y los requisitos adicionales que se deberán cumplir para poder solicitar el beneficio del estímulo.

b) El monto total del estímulo a distribuir entre los aspirantes del beneficio, no excederá de $1,000 millones de pesos para el año de 2004.

c) El Comité Interinstitucional estará obligado a publicar a más tardar el último día de los meses de julio y diciembre de 2004, el monto erogado durante el primer y segundo semestres, según corresponda, así como las empresas beneficiarias del estímulo fiscal y los proyectos por los cuales fueron merecedoras de este beneficio.

El contribuyente podrá aplicar el crédito fiscal a que se refiere esta fracción, contra el impuesto sobre la renta o el impuesto al activo que tenga a su cargo, en la declaración anual del ejercicio en el que se determinó dicho crédito o en los ejercicios siguientes hasta agotarlo.

La parte del crédito fiscal no aplicada se actualizará por el periodo comprendido desde el mes en que se presentó la declaración del ejercicio en que se determinó el crédito fiscal y hasta el mes inmediato anterior a aquél en que se aplique. La parte del crédito fiscal actualizada pendiente de aplicar, se actualizará por el periodo comprendido desde el mes en que se actualizó por última vez y hasta el mes inmediato anterior a aquél en que se aplique.

X. Se otorga un estímulo fiscal a los contribuyentes que adquieran diesel para su consumo final y que sea para uso automotriz en vehículos que se destinen exclusivamente al transporte público y privado de personas o de carga, consistente en el acreditamiento del monto que resulte necesario para el mes de que se trate a efecto de que el precio, sin considerar el impuesto al valor agregado de dicho combustible, sea equivalente al precio promedio del mes anterior del mismo combustible en la zona del sur de Texas, Estados Unidos de América, sin incluir el impuesto al valor agregado o el impuesto a las ventas que, en su caso, se aplique en esa zona. Para simplificar la aplicación del estímulo a que se refiere esta fracción, el Servicio de Administración Tributaria hará los cálculos correspondientes y dará a conocer mensualmente el factor aplicable en la página de Internet www.sat.gob.mx. Para estos efectos, el factor de acreditamiento se aplicará sobre el monto del impuesto especial sobre producción y servicios que se señale en forma expresa y por separado en el comprobante que expidan las agencias o distribuidoras autorizadas.

Tratándose de la enajenación de diesel que se utilice para consumo final, Petróleos Mexicanos y sus organismos subsidiarios o sus agencias o distribuidores autorizados, deberán desglosar expresamente y por separado en el comprobante correspondiente el impuesto especial sobre producción y servicios que Petróleos Mexicanos y sus organismos subsidiarios hubieran causado por la enajenación de que se trate. El comprobante que se expida deberá reunir los requisitos que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o en su carácter de retenedor o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria. Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

En ningún caso este beneficio podrá ser utilizado por los contribuyentes que presten preponderantemente sus servicios a otra persona moral residente en el país o en el extranjero, que se considere parte relacionada, aplicando en lo conducente el artículo 215 de la Ley del Impuesto sobre la Renta.

El acreditamiento del impuesto especial sobre producción y servicios se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del mes en que se adquiera el diesel o los doce meses siguientes a que se adquiera el diesel o contra el impuesto del propio ejercicio.

Los beneficiarios del estímulo previsto en esta fracción deberán llevar los controles y registros que mediante reglas de carácter general establezca el Servicio de Administración Tributaria.

XI. Se otorga un estímulo fiscal a los contribuyentes que se dediquen exclusivamente al transporte terrestre de carga o pasaje que utilizan la Red Nacional de Autopistas de Cuota, consistente en permitir un acreditamiento de los gastos realizados en el pago de los servicios por el uso de la infraestructura carretera de cuota hasta en un 50% del gasto total erogado por este concepto.

Los contribuyentes considerarán como ingresos acumulables para los efectos del impuesto sobre la renta el estímulo a que hace referencia esta fracción en el momento en que efectivamente lo acrediten.

El acreditamiento a que se refiere esta fracción, únicamente podrá efectuarse contra el impuesto sobre la renta que tenga el contribuyente a su cargo o, en su caso, contra el impuesto al activo, que se deba enterar, utilizando la forma oficial que mediante reglas de carácter general dé a conocer el Servicio de Administración Tributaria.

El acreditamiento de los gastos a que hace referencia esta fracción se realizará únicamente contra el impuesto que corresponda en los pagos provisionales del ejercicio en que se realicen dichos gastos o contra el impuesto del propio ejercicio, en el entendido de que quien no lo acredite contra los pagos provisionales o en la declaración del ejercicio que corresponda, perderá el derecho de realizarlo con posterioridad a dicho ejercicio.

Lo dispuesto en esta fracción, también será aplicable al transporte privado de carga, de pasajeros o al transporte doméstico público o privado, efectuado por contribuyentes a través de carreteras o caminos del país.

Se faculta al Servicio de Administración Tributaria para emitir las reglas de carácter general que determinen los porcentajes máximos de acreditamiento por tramo carretero y demás disposiciones que considere necesarias para la correcta aplicación de este beneficio.

XII. Se otorga una franquicia postal y telegráfica a las Cámaras de Diputados y Senadores del Congreso de la Unión. Para estos efectos, cada una de las Cámaras determinará las reglas de operación conducentes, y

XIII. Se otorga un estímulo fiscal en el impuesto sobre automóviles nuevos a las personas físicas o morales que enajenen al público en general o que importen definitivamente en los términos de la Ley Aduanera, automóviles cuya propulsión sea a través de baterías eléctricas recargables, consistente en el monto total del impuesto que hubieren causado.

XIV. Se otorga un estímulo a los productores de agave tequilana weber azul, a los productores de las diversas variedades de agave que marca la Norma Oficial Mexicana, a los productores de agave fourcroydes iem, a los productores de dasylirion spp y agave augustifolia (espadín azul), que enajene dichos productos para ser utilizados en la elaboración del tequila, mezcal o bebida de henequén y sotol, en un monto que no podrá exceder de $6.00 por kilo de agave.

El monto del estímulo deberá ser entregado al productor del agave tequilana weber azul, a los productores de las diversas variedades de agave que marca la Norma Oficial Mexicana, a los productores de agave fourcroydes iem, a los productores de dasylirion spp y a los productores de agave augustifolia (espadín azul), como un crédito fiscal que podrá disminuir únicamente del impuesto especial sobre producción y servicios que se cause en la enajenación de tequila, mezcal o bebida de henequén y sotol en los términos del párrafo siguiente, sin que en ningún caso la disminución exceda del veinticinco por ciento del impuesto causado en el mes de que se trate.

Los beneficiarios de los estímulos previstos en las fracciones VI, X y XI del presente artículo, quedarán obligados a proporcionar la información que les requieran las autoridades fiscales dentro del plazo que para tal efecto le señalen.

Los beneficios que se otorgan en las fracciones VI, VII, y VIII del presente artículo, no podrán ser acumulables con ningún otro estímulo fiscal establecido en esta Ley. Tratándose de los estímulos establecidos en las fracciones X y XI del mismo podrán ser acumulables entre sí, pero no con los demás estímulos establecidos en la citada Ley.

Los estímulos que se otorgan en el presente artículo, están condicionados a que los beneficiarios de los mismos cumplan con los requisitos que para cada estímulo establece la presente Ley.

Se faculta al Servicio de Administración Tributaria para emitir las reglas generales que sean necesarias para la obtención de los beneficios previstos en este artículo.

Artículo 18. Se faculta a la Secretaría de Hacienda y Crédito Público para otorgar los estímulos fiscales y subsidios siguientes:

I. Los relacionados con comercio exterior:

a) A la importación de artículos de consumo a las regiones fronterizas.

b) A la importación de equipo y maquinaria a las regiones fronterizas.

II. A cajas de ahorro y sociedades de ahorro y préstamo.

Se aprueban los estímulos fiscales y subsidios con cargo a impuestos federales, así como las devoluciones de impuestos concedidos para fomentar las exportaciones de bienes y servicios o la venta de productos nacionales a las regiones fronterizas del país en los por cientos o cantidades otorgados o pagadas en su caso, que se hubieran otorgado durante el ejercicio fiscal de 2003.

La Secretaría de Hacienda y Crédito Público, para conceder los estímulos a que se refiere este artículo escuchará, en su caso, la opinión de las dependencias competentes en los términos de la Ley Orgánica de la Administración Pública Federal.

La Secretaría de Hacienda y Crédito Público expedirá las disposiciones necesarias para el cumplimiento de lo establecido por este artículo en materia de estímulos fiscales y subsidios.

La Secretaría de Hacienda y Crédito Público informará trimestralmente al Congreso de la Unión sobre el costo que representan para el erario federal, por concepto de menor recaudación, los diversos estímulos fiscales a que se refiere esta fracción, así como los sectores objeto de este beneficio.

Artículo 19. Se derogan las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones federales, distintos de los establecidos en el Código Fiscal de la Federación, ordenamientos legales referentes a organismos descentralizados federales que prestan los servicios de seguridad social, Decretos Presidenciales, tratados internacionales y las leyes que establecen dichas contribuciones, así como los reglamentos de las mismas.

Lo dispuesto en el párrafo anterior también será aplicable cuando las disposiciones que contengan exenciones, totales o parciales, o consideren a personas como no sujetos de contribuciones federales, otorguen tratamientos preferenciales o diferenciales en materia de ingresos y contribuciones, federales, se encuentren contenidas en normas jurídicas que tengan por objeto la creación de organismos descentralizados, órganos desconcentrados y empresas de participación estatal.

Se derogan las disposiciones que establezcan que los ingresos que obtengan las dependencias o entidades por concepto de derechos, productos o aprovechamientos, tienen un destino específico, distintas de las contenidas en el Código Fiscal de la Federación, en la presente Ley y en las demás leyes fiscales.

Asimismo, se derogan las disposiciones contenidas en leyes de carácter no fiscal que establezcan que los ingresos que obtengan las dependencias, incluyendo a sus órganos administrativos desconcentrados, o entidades, por concepto de derechos, productos, o aprovechamientos, e ingresos de cualquier otra naturaleza, serán considerados como ingresos excedentes en el ejercicio fiscal en que se generen.

Artículo 20. Los ingresos que trimestralmente obtengan en exceso a los previstos en el calendario trimestral que publique la Secretaría de Hacienda y Crédito Público de los ingresos contemplados en esta Ley, los Poderes Legislativo y Judicial, de la Federación, los Tribunales Administrativos, el Instituto Federal Electoral, la Comisión Nacional de los Derechos Humanos, las dependencias del Ejecutivo Federal y sus órganos administrativos desconcentrados, así como las entidades sujetas a control presupuestario directo, se deberán aplicar a los fines que al efecto establezca el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004, sin perjuicio de lo dispuesto en el artículo 13 de esta Ley.

Las adecuaciones y el ejercicio de los recursos presupuestarios que, en su caso sean necesarios para el pago de obligaciones derivadas de contribuciones federales, estatales o municipales, así como para las obligaciones contingentes que se generen por resoluciones emitidas por autoridad competente, se sujetarán estrictamente a lo que disponga el Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004 y los demás ordenamientos aplicables.

Las entidades no sujetas a control presupuestario directo que obtengan ingresos de los previstos en esta Ley, deberán comunicar a la Secretaría de Hacienda y Crédito Público sobre el monto de dichos ingresos, para formular los informes trimestrales a que se refiere el artículo 23 de esta Ley y la Cuenta de la Hacienda Pública Federal.

Artículo 21. Los ingresos excedentes a que se refiere el artículo anterior, se clasifican de la siguiente manera:

I. Ingresos inherentes a las funciones de la dependencia o entidad los cuales se generan en exceso a los previstos en el calendario trimestral de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades relacionadas directamente con las funciones recurrentes de la institución.

II. Ingresos no inherentes a las funciones de la dependencia o entidad, los cuales se obtienen en exceso a los previstos en el calendario trimestral de los ingresos previstos en esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades que no guardan relación directa con las funciones recurrentes de la institución.

III. Ingresos de carácter excepcional, los cuales se obtienen en exceso a los previstos en el calendario trimestral de los ingresos a que se refiere esta Ley o, en su caso, a los previstos en los presupuestos de las entidades, por actividades de carácter excepcional que no guardan relación directa con las atribuciones de la entidad, tales como la recuperación de seguros, los donativos en dinero, y la enajenación de bienes muebles, y

IV. Ingresos de los Poderes Legislativo y Judicial, así como de los Tribunales Administrativos, Instituto Federal Electoral y la Comisión Nacional de los Derechos Humanos.

Los ingresos excedentes de las entidades u órganos de la Administración Pública Centralizada, serán determinados con base en las estimaciones de ingresos previstas en el artículo 1o. de esta Ley.

La Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el 31 de enero, la estimación trimestral de los ingresos, desagregando el artículo 1o., rubro A, fracciones I, numerales 1, 3, 4 y 9, inciso A, III numerales 3, 4 y 5, VI, numerales 19, inciso D, 21 y 24, incisos A y D, rubro B, fracciones VII y VIII, de esta Ley, por entidad.

Asimismo, la Secretaría de Hacienda y Crédito Público dará a conocer, a más tardar el último día hábil de enero, una lista que detalle los ingresos a que se refieren las fracciones I, II y III de este artículo.

Artículo 22. Quedan sin efecto las exenciones relativas a los gravámenes a bienes inmuebles previstas en leyes federales a favor de organismos descentralizados sobre contribuciones locales, salvo en lo que se refiere a bienes propiedad de dichos organismos que se consideren del dominio público de la Federación.

Artículo 23. Para los efectos de lo dispuesto por los artículos 58 y 160, de la Ley del Impuesto sobre la Renta, durante el ejercicio fiscal de 2004 la tasa de retención anual será del 0.5%.

Asimismo y para los efectos de lo dispuesto por la fracción XIV de las Disposiciones Transitorias de la Ley del Impuesto Especial sobre Producción y Servicios, publicadas el 1o. de enero de 2002, durante el año de 2004 son cigarros populares sin filtro los que al 1o. de enero de 2004 tengan un precio máximo al público que no exceda de $0.52 por cigarro.

Capítulo IV
De la Información, la Transparencia, y la Evaluación de la Eficiencia Recaudatoria, la Fiscalización y el Endeudamiento

Artículo 24. El Ejecutivo Federal, por conducto de la Secretaría de Hacienda y Crédito Público, estará obligado a proporcionar información sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, al Congreso de la Unión en los términos siguientes:

I. Informes mensuales sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 35 días después de terminado el mes de que se trate.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 35 días después de concluido el mes, sobre la recaudación federal participable que sirvió de base para el cálculo del pago de las participaciones a las entidades federativas. La recaudación federal participable se calculará de acuerdo con lo previsto en la Ley de Coordinación Fiscal. La recaudación federal participable se comparará con la correspondiente al mismo mes del año previo.

La Secretaría de Hacienda y Crédito Público informará a la Cámara de Diputados, a más tardar 35 días después de concluido el mes, sobre el pago de las participaciones a las entidades federativas. Esta información deberá estar desagregada por tipo de fondo, de acuerdo con lo establecido en la Ley de Coordinación Fiscal, y por entidad federativa. El monto pagado de participaciones se comparará con el correspondiente al del mismo mes del año previo. La Secretaría de Hacienda y Crédito Público deberá proporcionar la información a que se refieren los dos párrafos precedentes a las entidades federativas, a través del Comité de Vigilancia del Sistema de Participaciones en Ingresos Federales de la Comisión Permanente de Funcionarios Fiscales, a más tardar 35 días después de concluido el mes. Además, deberá publicarla en su página de Internet.

II. Informes trimestrales sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública en los que se presente información sobre los montos de endeudamiento interno neto, el canje o refinanciamiento de obligaciones del Erario Federal, en los términos de la Ley General de Deuda Pública, y el costo total de las emisiones de deuda interna y externa. Dichos informes deberán presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar 35 días después de terminado el trimestre de que se trate.

III. La información sobre el costo total de las emisiones de deuda interna y externa deberá identificar por separado el pago de las comisiones y gastos inherentes a la emisión, de los del pago a efectuar por intereses. Estos deberán diferenciarse de la tasa de interés que se pagará por los empréstitos y bonos colocados. Asimismo, deberá informar sobre la tasa de interés o rendimiento que pagará cada emisión, el plazo, y el monto de la emisión.

IV. Los datos estadísticos y la información que la Secretaría de Hacienda y Crédito Público tenga disponibles que puedan contribuir a una mejor comprensión de la evolución de la recaudación y del endeudamiento, que los Diputados y Senadores soliciten por conducto de las Comisiones de Hacienda y Crédito Público respectivas. Dicha información deberá entregarse en forma impresa y en medios magnéticos en los términos que estas Comisiones determinen. La Secretaría de Hacienda y Crédito Público proporcionará dicha información en un plazo no mayor de 30 días naturales, contados a partir de la solicitud que se haga.

La información que la Secretaría de Hacienda y Crédito Público proporcione en los términos de este artículo deberá ser completa y oportuna. En caso de incumplimiento se estará a lo dispuesto en la

Constitución Política de los Estados Unidos Mexicanos, la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos, la Ley Orgánica del Congreso General de los Estados Unidos Mexicanos y las demás disposiciones aplicables.

V. Informes trimestrales relativos a los proyectos de infraestructura productiva de largo plazo a que se refieren los artículos 4o. y 5o. de la presente Ley. Dicha información deberá presentarse a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y Senadores y deberá contener:

a) Una contabilidad separada con el objeto de identificar los ingresos asociados a dichos proyectos.

b) Los costos de los proyectos y las amortizaciones derivadas de los mismos.

c) El análisis que permita conocer el monto, a valor presente, de la posición financiera del Gobierno Federal con respecto a los proyectos de que se trate.

Artículo 25. En los informes trimestrales a que se refiere el artículo 24 de esta Ley, la Secretaría de Hacienda y Crédito Público deberá incluir un informe de deuda pública que contenga la evolución detallada de la misma al trimestre, incluyendo el perfil de amortizaciones internas y externas. Este informe deberá incluir un apartado que refiera las operaciones activas y pasivas del Instituto de Protección al Ahorro Bancario, así como de su posición financiera, incluyendo aquéllas relativas a la enajenación de bienes, colocación de valores y apoyos otorgados.

De igual forma, incluirá un informe sobre el uso de recursos financieros de la banca de desarrollo y fondos de fomento para financiar al sector privado y social. Detallando el déficit de operación y la concesión neta de créditos, así como sus fuentes de financiamiento.

En este informe se deberá incluir la información sobre las comisiones de compromiso pagadas por los créditos internos y externos contratados.

Los informes a que se refiere este artículo deberán integrarse bajo una metodología que permita hacer comparaciones consistentes a lo largo del ejercicio fiscal.

Artículo 26. El Ejecutivo Federal, a través de la Secretaría de Hacienda y Crédito Público, incluirá trimestralmente en el Informe Sobre la Situación Económica, las Finanzas Públicas y la Deuda Pública, la información relativa a los requerimientos financieros y disponibilidades de la Administración Pública Centralizada, de órganos autónomos, del sector público federal y del sector público federal consolidado, lo cual implica considerar a las entidades paraestatales contempladas en los anexos IV y V del Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004, así como de las disponibilidades de los fondos y fideicomisos sin estructura orgánica.

Artículo 27. En la recaudación y el endeudamiento público del Gobierno Federal, la Secretaría de Hacienda y Crédito Público y las entidades, estarán obligadas a proporcionar a la Secretaría de la Función Pública y a la Auditoría Superior de la Federación, en el ámbito de sus respectivas competencias y en los términos de las disposiciones que apliquen, la información en materia de recaudación y endeudamiento que éstas requieran legalmente.

El incumplimiento a lo dispuesto en este artículo será sancionado en los términos de la Ley Federal de Responsabilidades Administrativas de los Servidores Públicos y las demás disposiciones aplicables.

Artículo 28. Con el objeto de transparentar la información referente a los ingresos generados por concepto de derechos y aprovechamientos por las distintas dependencias y órganos de la administración pública federal, así como de los órganos autónomos, la Secretaría de Hacienda y Crédito Público presentará a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados antes del 31 de julio de 2004, las estimaciones de ingresos de dichas dependencias y órganos para el mismo año.

Artículo 29. Con el propósito de coadyuvar a conocer los efectos de la política fiscal en el ingreso de los distintos grupos de la población, la Secretaría de Hacienda y Crédito Público deberá realizar un estudio de ingreso-gasto con base en la información estadística disponible que muestre por decil de ingreso de las familias su contribución en los distintos impuestos y derechos que aporte, así como los bienes y servicios públicos que reciben con recursos federales, estatales y municipales.

La realización del estudio será responsabilidad exclusiva de la Secretaría de Hacienda y Crédito Público y deberá ser entregado a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados a más tardar el 15 de marzo de 2004. Estas Comisiones determinarán a más tardar el 15 de abril de 2004 si el estudio cumple con los objetivos establecidos.

De determinarse que dicho estudio no cumple con los objetivos establecidos, la Secretaría de Hacienda y Crédito Público tendrá hasta el 15 de agosto de 2004 para presentarlo a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados con las modificaciones respectivas.

Artículo 30. Los estímulos fiscales y las facilidades que establezca la Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal de 2005 se otorgarán con base en criterios de eficiencia económica, no discriminación, temporalidad definida y progresividad.

En la exposición de motivos del presupuesto de ingresos a que hace referencia el artículo 39 se fundamentará y motivará su otorgamiento, mencionando especialmente los objetivos, los beneficiarios directos y las metas por alcanzar.

Para el otorgamiento de los estímulos deberá tomarse en cuenta si los objetivos pretendidos pudiesen alcanzarse de mejor manera con la política de gasto. Las facilidades y los estímulos se autorizarán en la Ley de Ingresos de la Federación. Los costos para las finanzas públicas de las facilidades administrativas y los estímulos fiscales se especificará en el presupuesto de gastos fiscales.

Artículo 31. El Ejecutivo Federal presentará a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, a más tardar el 30 de mayo de 2004 un estudio de costos de operación de la Banca de Desarrollo que muestre todos los componentes que integran el costo de operación. El estudio deberá incluir parámetros de referencia internacionales y nacionales con los que se evalúa el desempeño financiero de la misma.

Artículo 32. Los datos generales que a continuación se citan, de las personas morales y de las personas físicas que realicen actividades empresariales o profesionales de conformidad con lo dispuesto en la Ley del Impuesto sobre la Renta, que el Instituto Nacional de Estadística, Geografía e Informática y el Servicio de Administración Tributaria, obtengan con motivo del ejercicio de sus atribuciones, podrán ser comunicados entre dichos organismos con objeto de mantener sus bases de datos actualizadas.

I. Nombre, denominación o razón social.

II. Domicilio o domicilios donde se lleven a cabo actividades empresariales o profesionales.

III. Actividad preponderante y la clave que se utilice para su identificación.

La información así obtenida no se considerará comprendida dentro de las prohibiciones y restricciones que establece el Código Fiscal de la Federación, la Ley de Información Estadística y Geográfica y la Ley Federal de Transparencia y Acceso a la Información Pública Gubernamental.

Los datos a que se refiere el presente artículo podrán ser objeto de difusión pública.

Artículo 33. La Secretaría de Hacienda y Crédito Público deberá entregar a las Comisiones de Hacienda y Crédito Público, de Presupuesto y Cuenta Pública y al Centro de Estudios de las Finanzas Públicas de la Cámara de Diputados y a la Comisión de Hacienda y Crédito Público de la Cámara de Senadores antes del 15 de agosto de 2004, el Presupuesto de Gastos Fiscales. Este comprenderá al menos, en términos generales, los montos que deja de recaudar el erario federal por conceptos de tasas diferenciadas en los distintos impuestos, exenciones, subsidios y créditos fiscales, condonaciones, facilidades, estímulos, deducciones autorizadas, tratamientos y regímenes especiales establecidos en las distintas leyes que en materia tributaria aplican a nivel federal, así mismo se incluirá en éste las Resoluciones Particulares resueltas por las autoridades fiscales que resulten favorables a los contribuyentes. Dicho Presupuesto de Gastos Fiscales deberá contener los montos referidos estimados y una evaluación del impacto en la recaudación para el ejercicio fiscal de 2005 desglosado por impuesto y por cada uno de los rubros que la ley respectiva contemple. En el caso de las Resoluciones Particulares favorables deberá establecer los criterios y las bases por medio de las cuales la Secretaría concedió o negó el beneficio a los contribuyentes que la solicitaron.

Artículo 34. En los informes a que se refiere el artículo 24 de esta Ley, deberá incluirse un informe detallado de los juicios ganados y perdidos por el Gobierno Federal en materia fiscal, del Instituto Mexicano del Seguro Social y del INFONAVIT frente al Tribunal Federal de Justicia Fiscal y Administrativa, así como el monto que representan en un aumento o disminución de los ingresos y el costo operativo que representan para la Secretaría de Hacienda y Crédito Público y el Servicio de Administración Tributaria. Asimismo, este informe incluirá una explicación detallada de las disposiciones fiscales que causan inseguridad jurídica a la recaudación.

Para los efectos de este artículo, el Tribunal Federal de Justicia Fiscal y Administrativa deberá facilitar a la Secretaría de Hacienda y Crédito Público y al Servicio de Administración Tributaria la información que éstos requieran para elaborar el informe a que se refiere el primer párrafo.

Artículo 35. Con el propósito de transparentar la formación de pasivos financieros del Gobierno Federal, la Secretaría de Hacienda y Crédito Público deberá hacer llegar a las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, a más tardar el 30 de abril, una definición de los balances fiscales, junto con la metodología respectiva, en que se incluya de manera integral todas las obligaciones financieras del Gobierno Federal, así como los pasivos públicos, pasivos contingentes y pasivos laborales.

Artículo 36. La Secretaría de Hacienda y Crédito Público coordinará un estudio en el que se muestre un diagnóstico integral de la situación actual de las haciendas públicas estatales y municipales, el cual deberá entregar a las Comisiones de Hacienda del Congreso de la Unión, así como a la Comisión de Presupuesto y Cuenta Pública de la Cámara de Diputados.

Para la realización de dicho estudio, la Secretaría de Hacienda y Crédito Público propondrá los lineamientos técnicos a seguir a la Comisión de Hacienda y Crédito Público de la Cámara de Diputados antes del 1o. de marzo de 2004. Este estudio deberá ser entregado a las Comisiones de Hacienda y Crédito Público de las Cámaras de Diputados y de Senadores a más tardar el 15 de mayo de 2004. El estudio deberá ser puesto a la disposición de los legisladores integrantes de dichas Comisiones en las fechas establecidas en este artículo.

Los resultados de dicho estudio estarán sujetos al dictamen de las Comisiones de Hacienda y Crédito Público y de Presupuesto y Cuenta Pública de la Cámara de Diputados, el cual determinará si el estudio cumple con los objetivos establecidos.

De presentarse un dictamen no favorable sobre dicho estudio, la Secretaría de Hacienda y Crédito Público tendrá hasta el 15 de agosto de 2004 para presentarlo a las Comisiones de Hacienda y Crédito Público de ambas Cámaras y de Presupuesto y Cuenta Pública de la Cámara de Diputados con las modificaciones respectivas.

Artículo 37. En el ejercicio fiscal de 2004, toda iniciativa en materia fiscal deberá incluir en su exposición de motivos el impacto recaudatorio de cada una de las medidas propuestas, así como la base de datos y la metodología utilizada para calcular dichos impactos. Asimismo, en cada una de las explicaciones establecidas en dicha exposición de motivos, se deberá incluir claramente el artículo de la disposición de que se trate en el cual se llevarían a cabo las reformas.

Las comisiones de Hacienda y Crédito Público y la Secretaría de Hacienda y Crédito Público deberán consensar la metodología y las fuentes de datos para medir el impacto de las iniciativas presentadas. Una vez consensados dichos procedimientos, la evaluación estará a cargo de un grupo de expertos designados por las Comisiones de Hacienda y Crédito Público de ambas cámaras.

Toda iniciativa en materia fiscal que envíe el Ejecutivo Federal al Congreso de la Unión observará lo siguiente:

1. Que se otorgue certidumbre jurídica a los contribuyentes.

2. Que el pago de los impuestos sea sencillo y asequible.

3. Que el monto a recaudar sea mayor que el costo de su recaudación y fiscalización, y

4. Que las contribuciones sean estables para las finanzas públicas.

Estas disposiciones deberán incluirse en la exposición de motivos de la iniciativa, las cuales deberán ser tomadas en cuenta en la elaboración de los dictámenes que emitan las Comisiones respectivas en el Congreso de la Unión. La Ley de Ingresos de la Federación únicamente incluirá las estimaciones de las contribuciones contempladas en las leyes fiscales.

Artículo 38. La Iniciativa de Ley de Ingresos de la Federación para el ejercicio fiscal del 2005 deberá acompañarse del Presupuesto de Ingresos y del Presupuesto de Endeudamiento y especificará la estimación de los montos correspondientes a las fuentes de ingresos que se detallen en los presupuestos de ingresos y endeudamiento. La Iniciativa también incluirá disposiciones específicas para los contribuyentes y para el sector público que se aplicarán durante el ejercicio fiscal.

En el presupuesto de ingresos se deberá incluir la estimación de todas las fuentes de recursos que captará el Sector Público Federal en un ejercicio fiscal para cubrir el gasto público federal, así como las disposiciones de carácter temporal que deberá observar el Ejecutivo Federal. Se deberá explicar y documentar suficientemente en la exposición de motivos del presupuesto de ingresos todas las fuentes de recursos que se incluyan en la Iniciativa de Ley de Ingresos de la Federación.

En su exposición de motivos, el presupuesto de ingresos deberá contener lo siguiente:

I. Proyecciones de ingresos con las memorias de cálculo.

II. La información detallada de los ingresos.

III. La cuantificación del impacto en los ingresos de las modificaciones que se propongan a las leyes fiscales.

Y en un anexo deberán incluirse los indicadores y los datos estadísticos que los sustenten, así como la metodología aplicada en dichos cálculos.

En el presupuesto de ingresos se contabilizarán los ingresos que capta el Gobierno Federal en los términos de las disposiciones fiscales; los de los organismos públicos descentralizados y las empresas de participación estatal mayoritaria como resultado de sus actividades, y el remanente de operación del Banco de México cuando sea positivo.

El presupuesto de endeudamiento contendrá la siguiente información:

I. Las proyecciones de las disposiciones y las amortizaciones congruentes con los techos de endeudamiento público solicitados.

II. Los supuestos utilizados y las memorias de cálculo.

Transitorios

Primero. La presente Ley entrará en vigor el día 1o. de enero de 2004.

Segundo. Se aprueban las modificaciones a las Tarifas de los Impuestos Generales a la Exportación y a la Importación efectuadas por el Ejecutivo Federal durante el año de 2003, a las que se refiere el informe que en cumplimiento de lo dispuesto en el segundo párrafo del artículo 131 Constitucional, ha rendido el propio Ejecutivo al Congreso de la Unión.

Tercero. Los montos establecidos en la Sección C, fracción IX del artículo 1o., así como el monto de endeudamiento neto interno consignado en el artículo 2o. de esta Ley, se verán, en su caso, modificados en lo conducente como resultado de lo siguiente: i) la distribución, entre Gobierno Federal y los organismos y empresas de control presupuestario directo, de los montos autorizados en el Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004, y ii) por los montos que resulten de la aplicación de lo establecido en el párrafo tercero del artículo 3o. del Decreto del Presupuesto de Egresos de la Federación para el Ejercicio Fiscal 2004.

Cuarto. Seguirá vigente durante el presente ejercicio fiscal, el artículo sexto transitorio de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2002, a efecto de que se concluyan los procesos de transferencia no onerosa a que se refiere el mismo, ahora bien, por lo que respecta al artículo sexto transitorio de la Ley de Ingresos de la Federación para el ejercicio fiscal de 2003, éste seguirá vigente debiéndose ajustar para que el Gobierno Federal transfiera de manera no onerosa, a los Estados y Municipios el 20% y 3% del capital social de las sociedades señaladas, respectivamente.

En consecuencia de lo anterior, durante el ejercicio fiscal de 2004 el Gobierno Federal transferirá de manera no onerosa exclusivamente el 49% del capital social de las sociedades mercantiles Administraciones Portuarias Integrales a los Estados y los Municipios donde se encuentren éstas, correspondiendo a los estados el 40% y a los municipios el 9%.

En el supuesto de que dos o más Estados o Municipios participen en una misma Administración Portuaria Integral, el porcentaje de participación de los mismos, no podrá exceder en ningún caso del 49% del capital social de la sociedad de que se trate, siendo responsabilidad de éstos el alcanzar un acuerdo para estos efectos.

De la Administración Portuaria Integral del Puerto de Dos Bocas, en el Estado de Tabasco, Petróleos Mexicanos realizará la transferencia a título no oneroso de las acciones de las que es propietario en dicha sociedad, en conjunto con el Gobierno Federal a efecto de que el Estado de Tabasco tenga el 40% del capital de la misma y el Municipio de Paraíso el 9%.

La Auditoría Superior de la Federación, en el ejercicio de sus facultades vigilará la puntual entrega no onerosa de las acciones a los Estados y Municipios en los términos previstos en el presente artículo.

Quinto. Con la finalidad de que el Gobierno Federal dé cumplimiento a lo previsto en el segundo párrafo del artículo 3 y segundo transitorio del "DECRETO por el que se expropian por causa de utilidad pública, a favor de la Nación, las acciones, cupones y/o los títulos representativos del capital o partes sociales de las empresas que adelante se enlistan", publicado en el **Diario Oficial de la Federación** los días 3 y 10 de septiembre de 2001, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, conforme a las disposiciones aplicables y la intervención que corresponda a la Secretaría, establecerá el instrumento adecuado para tal efecto, el cual, sin perjuicio de los recursos que reciba para tal fin en términos de las disposiciones aplicables, se integrará por los que se enteren por parte del Fondo de Empresas Expropiadas del Sector Azucarero, Nacional Financiera, Sociedad Nacional de Crédito o de cualquier otro ente jurídico, provenientes de los vehículos financieros instituidos conforme a los artículos 47 de la Ley Orgánica de la Administración Pública Federal, 40 de la Ley Federal de las Entidades Paraestatales y 75 de la Ley de Instituciones de Crédito o las demás disposiciones aplicables. Dichos ingresos se registrarán como excedentes con el fin específico citado, de acuerdo a la clasificación del artículo 1 de esta Ley según su naturaleza.

Los ingresos antes referidos no podrán considerarse ingresos excedentes, hasta que se cubran compromisos pendientes a proveedores y acreedores que fueron afectados por el proceso expropiatorio.

En el supuesto de que la Secretaría de Hacienda y Crédito Público hubiere obtenido como ingresos excedentes los provenientes del Impuesto al Valor Agregado acreditado, deberán de restituirse al Fondo de Empresas Expropiadas del Sector Azucarero FEESA dichas cantidades.

Asimismo, si a partir del 3 de septiembre de 2001 y hasta el 31 de diciembre de 2002 se obtuvieron ingresos excedentes y fueron enterados a la Tesorería de la Federación; los mismos deberán ser restituidos al FEESA en su totalidad, para ser destinados al pago de proveedores y acreedores afectados por el proceso expropiatorio.

Sexto. En los casos en los que se requiera importar maíz blanco y/o amarillo, frijol y leche en polvo indispensables para el abasto nacional, que rebasen las cuotas mínimas libres de arancel acordadas por las Partes en los tratados de libre comercio, la Secretaría de Economía, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán la cuota adicional, sujeta al arancel que establezca el Ejecutivo Federal, en consultas directamente con el Consejo Mexicano para el Desarrollo Rural Sustentable, organizaciones de productores e industriales consumidores de maíz. Dicho arancel, de conformidad con lo establecido en el párrafo segundo del artículo 131 Constitucional, no deberá ser inferior al 72.6% para el maíz blanco y 46.9% para frijol.

En lo referente a la importación de maíz amarillo, se cuidará no poner en peligro el suministro de materia prima a la industria tradicionalmente consumidora de este grano, a los productores pecuarios y a los formuladores de alimentos balanceados, a la vez que se atiendan los legítimos intereses de los productores primarios, por lo que la cuota adicional considerará la balanza producción-consumo de granos forrajeros por regiones, la ampliación de la capacidad instalada y aprovechada de cada industria consumidora, las condiciones específicas de producción en cada cosecha, su estacionalidad y los compromisos que generen las industrias consumidoras para sustituir las importaciones y desarrollar proveedores nacionales. En el marco de estas consideraciones, se aplicarán los criterios de asignación siguientes:

a) Las cuotas mínimas y adicionales se emitirán preferentemente a la industria que utiliza maíz amarillo, debido a que no cuenta con insumos sucedáneos y a que nuestro país es deficitario en este grano.

b) Las cuotas adicionales se otorgarán una vez que los compromisos de compra de granos nacionales en el esquema de agricultura por contrato y contrato de compra-venta queden registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, en fecha previa a la siembra del ciclo respectivo.

c) Para aquellos industriales consumidores de maíz amarillo que se sometan al esquema de agricultura por contrato equivalente a por lo menos el 15% de los consumos auditados de maíz importado en 2003, se aplicarán los siguientes lineamientos de asignación:

• La cantidad de cuota adicional a importar para la industria, se calculará sustrayendo la cantidad recibida de cupo mínimo en 2004 y el 15% de los consumos auditados de maíz amarillo importado en 2003 al producto de los consumos auditados de maíz amarillo total en 2003, y un factor de crecimiento.

• Para el Sector Pecuario, la base de cálculo para asignar la cuota anual a cada solicitante será el equivalente al producto de seis veces el consumo mensual promedio de granos forrajeros de los últimos seis meses auditados en 2003 y un factor de crecimiento, menos el 15% del consumo anual auditado de maíz amarillo importado bajo cupo. Los cultivos a contratar considerarán cualquier grano forrajero de acuerdo con las condiciones regionales.

d) Para empresas que no cuenten con historial de importaciones y que tengan inversiones en los últimos cinco años que justifiquen su necesidad de importar, se les asignarán cupos adicionales con base en los compromisos de agricultura por contrato en el ciclo agrícola inmediato siguiente.

e) Para empresas que no se ajustan con lo dispuesto en los criterios c) y d), se les asignará una vez establecido el promedio mensual de consumos auditados de 2003.

f) El Ejecutivo Federal creará condiciones objetivas para asegurar que se cumplan los esquemas de sustitución de importaciones, conversión productiva y agricultura por contrato a través de la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, por lo que deberá promover con antelación el objetivo de sustituir importaciones con esquemas de agricultura por contrato y conversión productiva en reuniones regionales entre productores e industriales consumidores, así como los productores pecuarios de acuerdo con un calendario límite de realización de las reuniones del 31 de enero para el ciclo primavera-verano, y el 31 de agosto para el ciclo otoño-invierno, con las correspondientes fechas límite para la firma de los contratos respectivos del 30 de abril y 30 de octubre.

La promoción consistirá en informar sobre los montos, porcentajes e instrumentos correspondientes a la conversión productiva y agricultura por contrato con base en las Reglas de Operación del Programa correspondiente y sus lineamientos específicos en los siguientes conceptos:

• Monto del Ingreso Objetivo para los Productores cubiertos y regiones.

• Base en zona de consumo acordada entre los industriales consumidores y la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación.

• Base regional diferencial para maniobras y fletes cortos de los productores dependiendo de las distancias entre las zonas de producción y las bodegas locales de consumo congruentes.

• Apoyo complementario al ingreso que pagará la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para cubrir el diferencial entre el Ingreso Objetivo del Productor y el Precio de Indiferencia del Industrial Consumidor para proteger la competitividad de la cadena productiva.

Este apoyo se establecerá en lo referente a su monto y plazo de entrega en el cuerpo del contrato.

• Coberturas de precios para garantizar el Ingreso Objetivo del Productor y el Precio de Indiferencia del Industrial Consumidor, las cuales deberán otorgarse a los agentes económicos involucrados en la firma de los contratos.

• Apoyo a compensación de bases para realizar oportunamente la compensación correspondiente a la parte afectada por fluctuaciones de precio y niveles de base.

• Formato tipo para agricultura por contrato y conversión productiva incluyendo cláusulas de incumplimiento que apliquen penalizaciones y den garantía de abasto incluyendo las necesarias cuotas adicionales.

g) La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá publicar en el **Diario Oficial de la Federación** a más tardar el 15 de febrero, las áreas de influencia logística para efectos de los convenios acreditables de agricultura por contrato de granos. Para el caso de los estados de la Península de Yucatán y en aquellos otros estados que por diversas razones no sea factible la realización de agricultura por contrato, se les asignarán sobre cupos por 5 veces el promedio mensual de consumo auditado de granos forrajeros del 2003.

Para maíz blanco, las cuotas mínimas y adicionales serán autorizadas sólo en caso comprobado de desabasto existente o previsible, acreditado por el Ejecutivo Federal en consulta con las organizaciones de productores e industriales consumidores, con el compromiso de informar al respecto al Congreso de la Unión y aplicando los criterios de asignación en función de los compromisos de adquisición de cosechas nacionales a precio competitivo y calidad según la norma oficial o la convenida entre las partes, bajo el esquema de Ingreso Objetivo, conforme a las siguientes condiciones, cuyo propósito es promover el encadenamiento productivo, a fin de apoyar el mercado interno y sustituir importaciones:

• El Gobierno Federal, a través de la Secretaría de Economía, la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, la Secretaría de Salud y la Secretaría del Trabajo y Previsión Social, creará un Consejo Regulador que tendrá como objetivo asegurar el fortalecimiento de la Cadena Maíz-Tortilla con el fin de evitar la desaparición de la única cadena de valor relacionada con el maíz blanco en nuestro País.

• Los pequeños productores recibirán el apoyo para productividad de acuerdo al programa para el campo PROCAMPO expedido por SAGARPA.

• La Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación deberá tomar las medidas necesarias para asegurar que el productor debidamente registrado y autorizado ante la misma, reciba el apoyo complementario dentro de los cinco días hábiles posteriores a la operación de compra-venta, sin perjuicio de los adelantos que se convengan. Para tal efecto, habilitará a las organizaciones de productores y/o a la industria como ventanilla de trámite a través de Almacenes Generales de Depósito.

• Los Industriales consumidores de maíz blanco presentarán con antelación sus compromisos de adquisición de cosecha nacional, a través de agricultura por contrato y/o contratos de compra-venta, los cuales deberán quedar registrados ante la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación. Para tal efecto se dará prioridad en el ciclo PV a los Estados de Jalisco y Chiapas y en el ciclo OI a Sinaloa y Tamaulipas en cuyos casos los contratos se firmarán por el 50% de las compras auditadas en 2003 de cada empresa en dichos estados.

• La condición previa a la autorización de cuotas de importación para el segundo semestre será la celebración previa de contratos de compra-venta o agricultura por contrato de cosechas nacionales del ciclo anterior.

• No se autorizarán cuotas de importación de maíz blanco en la República Mexicana excepto en los Estados de Baja California, Coahuila, Nuevo León, Tamaulipas, Veracruz, Yucatán y Chiapas. En los estados en los que se autoricen dichas cuotas, éstas serán asignadas de acuerdo con los lineamientos publicados por la Secretaría de Economía. En lo referente al estado de Chiapas el periodo de importación será del 1 de noviembre al 15 de diciembre.

• Las cuotas autorizadas de maíz blanco para los Estados mencionados en el párrafo anterior serán por un equivalente a cinco veces el consumo mensual promedio auditado en el 2003, excepto para Chiapas donde dicho cupo será de dos veces el consumo mensual promedio auditado en el 2003. Dichos montos serán reducidos en función de la producción nacional y de los apoyos autorizados por la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación para la movilización de cosechas nacionales.

Para casos de emergencia en que se requiera importar frijol adicional a las cuotas mínimas libres de arancel autorizadas, la Secretaría de Economía, conjuntamente con la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación y las organizaciones de productores e Industriales consumidores establecerán los criterios para certificar la insuficiencia de abasto y definir los criterios de asignación.

• Con relación a los granos de la dieta básica del mexicano, maíz y frijol, el Gobierno Federal actuará como comprador en alianza con el sector privado en todas las Entidades Federativas, de manera que se garantice que los precios objetivos obtenidos lleguen de manera efectiva a los productores.

En los casos en que se requiera importar leche en polvo indispensable para el abasto nacional, que rebasen las cuotas libres de arancel en el marco de los Tratados de Libre Comercio, la Secretaría de Economía, en conjunto con la Secretaría de Agricultura, Ganadería, Desarrollo Rural, Pesca y Alimentación, determinarán la cuota adicional, que no podrá rebasar el 20% de la suma de las cuotas libres de arancel correspondientes a 2004. Dicha cuota adicional se distribuirá a través del mecanismo que la Secretaría de Economía establezca, tomando en cuenta a los industriales de acuerdo con su participación en la compra de leche de producción nacional.

En condiciones de emergencia, que pongan en peligro el abasto nacional de alguno de los productos a los que se refiere este artículo, el Ejecutivo Federal deberá determinar los aranceles y cuotas extraordinarias, teniendo la obligación de reestablecer los aranceles y las cuotas adicionales de forma inmediata, una vez que quede garantizado el abasto nacional, así como de presentar un informe detallado al Congreso de la Unión sobre las condiciones que originaron la emergencia y las medidas adoptadas.

Séptimo. Para los efectos de lo dispuesto en los artículos 32-A del Código Fiscal de la Federación y los relacionados de su Reglamento, el dictamen fiscal, información y documentación correspondiente a los ejercicios fiscales de los años 2003 y 2004, se presentará a más tardar el 30 de junio del año 2004 y 2005, respectivamente.

A partir del ejercicio fiscal del año 2005, el dictamen correspondiente se presentaría en los términos establecidos en el Código Fiscal de la Federación y su Reglamento.

Octavo. Las Entidades Federativas que celebren convenio de coordinación para la administración del impuesto establecido en el artículo 2o.-C de la Ley del Impuesto al Valor Agregado, deberán destinar los recursos obtenidos por ese concepto a un programa de gasto social consistente en la protección para cada uno de los pequeños contribuyentes. Para este efecto, las Entidades Federativas podrán celebrar convenio con el Instituto Mexicano del Seguro Social.

Los contribuyentes que por actos de autoridad les determinen omisión en el pago del impuesto mencionado, no serán beneficiarios de lo dispuesto en este artículo.

Noveno. Con la finalidad de conocer el impacto en la distribución de los ingresos que se generan por la explotación de hidrocarburos entre el Gobierno Federal, Petróleos Mexicanos (PEMEX) y las Entidades Federativas, el Ejecutivo Federal informará a través de la Secretaría de Hacienda y Crédito Público (SHCP) y PEMEX de manera trimestral con cifras mensuales al Congreso de la Unión, en particular a las Comisiones de Hacienda y Crédito Público de ambas Cámaras, el efecto que tendría de aplicar la propuesta de derechos en materia de hidrocarburos que presentó en su Iniciativa de reforma, modificación y adición a la Ley Federal de Derechos. A su vez, deberá proporcionar la memoria de cálculo para darle transparencia a los efectos de dicha propuesta; esto incluye reservas probadas, pozos de vieja y nueva producción, volumen, precios, costos por pozo de nueva y vieja producción, y todo aquello que facilite la interpretación y aplicación de la propuesta.

Asimismo, deberá proporcionar una propuesta de definición jurídica de yacimientos, campos y pozos de nueva y vieja producción, así como los criterios y variables que determinen el aumento de las reservas probadas.

Décimo. Con la finalidad de abatir el robo de combustible (gasolina, diesel y gas lp), Petróleos Mexicanos (PEMEX) deberá adoptar a más tardar en los primeros 60 días del año siguiente los sistemas de tecnología de punta que identifiquen los combustibles que suministra el mercado.

Décimo Primero. El Servicio de Administración Tributaria, por conducto de su Junta de Gobierno, podrá celebrar convenios con los contribuyentes con la finalidad de condonar total o parcialmente multas y recargos respecto de créditos fiscales derivados de contribuciones federales que debieron causarse antes del 1 de enero de 2003 y acordará, en su caso, las condiciones de plazo para el pago y amortización de tales créditos fiscales, conforme a lo siguiente:

I. La condonación total o parcial de recargos y multas será acordada por la autoridad, atendiendo a la situación financiera del contribuyente, a su posibilidad de pago y en función de la carga financiera que representen tales recargos y multas para el propio contribuyente.

Para los efectos del párrafo anterior, el contribuyente deberá exhibir toda la información y documentación que considere necesaria o conveniente que acredite la necesidad del otorgamiento de la condonación solicitada. Sin perjuicio de lo anterior, la autoridad también podrá requerir al contribuyente todos los datos, informes o documentos que resulten necesarios para determinar la procedencia o no de la condonación.

En caso de que la autoridad considere viable la condonación, la autoridad y el contribuyente celebrarán el convenio respectivo, dentro de los 40 (cuarenta) días posteriores a la fecha en que se haya presentado la documentación correspondiente.

La Junta de Gobierno del Servicio de Administración Tributaria establecerá el tipo de casos o supuestos en que procederá la condonación total o parcial de los recargos y multas a que se refiere este artículo, los cuales deberán publicarse en el **Diario Oficial de la Federación**.

II. La condonación total o parcial de recargos y multas procederá aun y cuando deriven de créditos fiscales que estén siendo pagados a plazo en los términos del artículo 66 del Código Fiscal de la Federación.

III. Asimismo, la condonación total o parcial de recargos y multas también procederá aun y cuando los mismos deriven de créditos fiscales que hayan sido objeto de impugnación por parte del contribuyente, sea ante la propia autoridad hacendaria o ante el Tribunal Federal de Justicia Fiscal y Administrativa.

IV. Sin perjuicio de la condonación total o parcial de recargos o multas que, en su caso, acuerde la autoridad con el contribuyente, la Junta de Gobierno igualmente podrá acordar con el contribuyente el pago a plazos de los créditos fiscales respecto de los que se causaron los recargos y multas condonadas, ya sea en forma diferida o en parcialidades, conforme lo establece el Código Fiscal de la Federación. Asimismo, la autoridad fiscal podrá eximir la garantía del interés fiscal cuando el contribuyente no tenga posibilidad de otorgarla.

V. En caso de que el contribuyente incumpla con sus obligaciones de pago derivadas del convenio que se llegue a celebrar con la autoridad, se tendrá por rescindido de pleno derecho y, por lo tanto, las autoridades fiscales competentes iniciarán de inmediato el procedimiento administrativo de ejecución.

VI. No procederá la condonación total o parcial de recargos y multas, cuando el contribuyente se ubique en cualquiera de los siguientes supuestos:

a) La determinación de los créditos fiscales respecto de los que se causaron los recargos y multas derive de actos u omisiones que impliquen la existencia de agravantes en la comisión de infracciones en términos del Código Fiscal de la Federación.

b) Los créditos se hayan determinado presuntivamente de acuerdo con lo que señala el Código Fiscal de la Federación.

c) Exista sentencia ejecutoriada que provenga de la comisión de delitos fiscales.

d) Se trate de impuestos retenidos o recaudados.

VII. La solicitud de condonación a que se refiere el presente artículo no constituirá instancia y las resoluciones que dicte la autoridad fiscal al respecto, no podrán ser impugnadas por los medios de defensa.

La Secretaría de Hacienda y Crédito Público informará trimestralmente a las Comisiones de Hacienda y Crédito Público del Congreso de la Unión, del ejercicio de las facultades otorgadas en los términos de este artículo.

México, D.F., a 28 de diciembre de 2003.- Sen. **Enrique Jackson Ramírez**, Presidente.- Dip. **Juan de Dios Castro Lozano**, Presidente.- Sen. **Sara I. Castellanos Cortés**, Secretaria.- Dip. **Marcos Morales Torres**, Secretario.- Rúbricas."

En cumplimiento de lo dispuesto por la fracción I del Artículo 89 de la Constitución Política de los Estados Unidos Mexicanos, y para su debida publicación y observancia, expido el presente Decreto en la Residencia del Poder Ejecutivo Federal, en la Ciudad de México, Distrito Federal, a los treinta días del mes de diciembre de dos mil tres.- **Vicente Fox Quesada**.- Rúbrica.- El Secretario de Gobernación, **Santiago Creel Miranda**.- Rúbrica.